As filed with the Securities and Exchange Commission on February 9, 2007
Registration No. 333-137897

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SKILLED HEALTHCARE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	8051	20-3934755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
(949) 282-5800
(Address, including zip code, and telephone number,
including area code, of the registrant’s principal executive offices)

Boyd Hendrickson
Chairman and Chief Executive Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
(949) 282-5800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jonn R. Beeson, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 (714) 540-1235	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 9, 2007

           Shares

Skilled Healthcare Group, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on The New York Stock Exchange under the symbol “SKH”.

Upon completion of this offering, our largest stockholder, Onex, will beneficially own approximately     % of our common stock, or approximately     % if the underwriters exercise their over-allotment option in full. Accordingly, we will be a “controlled company” within the meaning given that term under the rules of The New York Stock Exchange.

We are selling           shares of common stock. The underwriters also have an option to purchase a maximum of           additional shares from the selling stockholders set forth herein to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 15.

		Underwriting	Proceeds to
	Price to	Discounts and	Skilled Healthcare
	Public	Commissions	Group Inc.

Per Share	$	$	$
Total	$	$	$

If the underwriters exercise their over-allotment option in full, the selling stockholders will receive net proceeds, after deducting underwriting discounts and commissions, of $      per share and $           in the aggregate. We will not receive any of the proceeds from any sale of shares by the selling stockholders.

Delivery of the shares of common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
UBS Investment Bank
Banc of America Securities LLC

Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities
Lehman Brothers

RBC Capital Markets           Scotia Capital

The date of this prospectus is          , 2007.

Dealer Prospectus Delivery Obligation

Until          , 2007 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering. This summary is not comprehensive and does not contain all of the information that may be important to you. You should read the entire prospectus, including “Risk Factors” and the financial statements and related notes, before making an investment decision. Unless otherwise stated or the context indicates otherwise, references to “we”, “us” and “our” refer to Skilled Healthcare Group, Inc. and its consolidated subsidiaries, including its predecessor company, also named Skilled Healthcare Group, Inc.

Our Company

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients, and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of September 30, 2006, we owned or leased 60 skilled nursing facilities and 12 assisted living facilities, together comprising approximately 8,300 licensed beds. We own approximately 72% of our facilities, which are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 86.8% and 85.8%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In 2005 and the first nine months of 2006, our revenue was $462.8 million and $391.8 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service and accordingly pay higher fees. We have increased our skilled mix from 19.1% for 2003 to 23.6% for the first nine months of 2006. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenues. We have increased our quality mix from 58.8% for 2003 to 68.0% for the first nine months of 2006. In 2005, our net income before the cumulative effect of a change in accounting principle was $35.6 million, our EBITDA was $57.6 million and our Adjusted EBITDA was $77.8 million. In the first nine months of 2006, our net income was $11.8 million, our EBITDA was $64.1 million and our Adjusted EBITDA was $64.3 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 2 to “— Summary Historical and Unaudited Pro Forma Consolidated Financial Data.”

Our Competitive Strengths

We believe the following strengths serve as a foundation for our strategy:

•	High-quality patient care and integrated service offerings. Through our dedicated and well-trained employees, attractive facilities and broad, integrated skilled nursing care and rehabilitation therapy service offerings, we believe that we provide high-quality, cost-effective care to our patients. We enhanced our position as a select provider to high-acuity patients by introducing our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regime.

•	Strong reputation in local markets. We believe we have a strong reputation for high-quality care and successful clinical outcomes in our local markets, which has enabled us to build strong relationships with managed care payors and key referral sources for high acuity patients.

•	Concentrated network in attractive markets. Approximately 67% of our skilled nursing facilities are located in urban or suburban markets, and many are located in close proximity to medical centers and specialty physician groups, allowing us to develop relationships with these key referral sources. Our clustered facility locations also enable us to achieve lower operating costs.

•	Successful integration of acquisitions. Between August 2003 and September 30, 2006, we acquired or entered into long-term leases for 26 skilled nursing and assisted living facilities across four states. We have experienced average facility level margin improvement of 2.6% and an increase in skilled mix of 2.4% for the 22 of these facilities acquired before 2006, as measured by the first three full months immediately following each acquisition relative to the comparative period one year later.

•	Significant facility ownership. As of September 30, 2006, we owned 72% of our facilities.

•	Strong and experienced management team. Our senior management team has an average of more than 23 years of healthcare industry experience and has made significant financial and operating improvements to our business since joining us in 2002.

Our Strategy

The primary elements of our business strategy are to:

•	Focus on high-acuity patients. We focus on attracting high-acuity patients, for whom we are reimbursed at higher rates. We believe that we can continue to leverage our integrated service offering and our reputation for providing high-quality care to expand our referral network and increase the number of high-acuity patients referred to us. In addition, we intend to introduce our Express Recoverytm program in more of our facilities and to develop other innovative programs to better serve high-acuity patients.

•	Expand our rehabilitation and other related healthcare businesses. We intend to continue to grow our rehabilitation therapy and hospice care businesses by expanding their use in both our own and in third-party facilities and by adding new third-party contracts.

•	Drive revenue growth organically and through acquisitions and development. We pursue organic revenue growth by expanding our referral network, increasing our service offerings to high-acuity patients and expanding our other related healthcare services offerings. We also regularly evaluate strategic acquisitions and new development opportunities in attractive markets, particularly in the western region of the United States.

•	Monitor performance measures to increase operating efficiency. We have implemented systems to monitor key performance metrics and support our focus on reducing operating costs by maximizing the efficient use of our labor resources and managing our insurance and professional and general liability and workers’ compensation expenses.

•	Attract and retain talented and qualified employees. We seek to hire and retain talented and qualified employees, including our administrative and management personnel.

Our Industry

We operate in the approximately $120 billion United States nursing home market through the operation of our skilled nursing and assisted living facilities. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 16,000 facilities with approximately 1.7 million licensed beds as of June 2006. As of December 31, 2005, the five largest long-term healthcare companies combined controlled approximately 10% of these facilities. We believe the key underlying trends within the industry are summarized below.

•	Demand driven by aging population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2005 to approximately 40 million in 2010 and approximately 47 million in 2015, representing average annual growth from 2005 of 1.9% and 2.5%, respectively. We believe this growth in the over 65 population will result in continued growth in the demand for long-term healthcare services.

•	Shift of patient care to lower cost alternatives. In response to rising health care costs, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than at short or long-term acute-care hospitals, in-patient rehabilitation facilities or other post-acute care settings.

•	Supply/Demand imbalance. Despite potential growth in demand for long-term healthcare services, the American Health Care Association reports that there has been a decline in the total number of nursing facility beds in the United States from approximately 1.8 million in December 2001 to approximately 1.7 million in June 2006, we believe in part due to the migration of lower-acuity patients to alternative sources of long-term care.

For the nine months ended September 30, 2006, we derived 36.2% and 32.0% of our revenue from Medicare and Medicaid, respectively. Since 1999, Medicare has reimbursed our skilled nursing facilities at a predetermined rate, based on the anticipated costs of treating patients, adjusted annually for increased costs due to inflation. Medicaid reimbursement rates are generally lower than reimbursement provided by Medicare. Rapidly increasing Medicaid spending, combined with slower state revenue growth, has led many states to institute measures aimed at controlling spending growth. We describe these programs further, including recent regulatory changes and trends in reimbursement rules and rates, in “Business — Sources of Reimbursement.”

Recent Acquisitions

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds in our operations.

On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash. These facilities added approximately 666 beds to our operations.

Our Sponsor

Onex Corporation, traded on the Toronto Stock Exchange under the symbol “OCX,” is one of Canada’s largest companies, with annual consolidated revenues of approximately $17.0 billion and over 167,000 global employees. Onex invests in companies across a variety of industries, primarily in North America, in partnership with the management teams of those companies to build industry-leading businesses. Since 2004, Onex’s investments in large-cap companies have been completed with funding from Onex Partners LP, Onex’s initial US$1.7 billion private equity fund, and from Onex Partners II LP, Onex’s current US$3.45 billion private equity fund. Over the past three years, Onex has made several investments in healthcare service companies including Emergency Medical Services Corporation, Res-Care, Inc., Center for Diagnostic Imaging, Inc. and Magellan Health Services, Inc. In other industries, Onex and Onex Partners have made investments in companies that include Spirit AeroSystems, Inc., Tube City IMS Corporation and The Warranty Group.

The Transactions

We are a holding company, formed in October 2005 under the name SHG Holding Solutions, Inc., with no independent assets or operations. In December 2005 we consummated the transactions contemplated by an agreement and plan of merger between us, our wholly-owned subsidiary SHG Acquisition Corp., or Merger Sub, and Skilled Healthcare Group, Inc., our predecessor company. Under the merger agreement, Merger Sub merged with and into our predecessor company. In the merger, substantially all of the former stockholders of our predecessor company received cash in exchange for their shares and the cancellation of options, except that certain members of our management and Baylor Health Care System, together the rollover investors, converted approximately one-half of their ownership interests in our predecessor company into an ownership interest in us (with their shares of our predecessor company being valued on the same basis as the per share cash merger consideration payable to all other stockholders of our predecessor company). In connection with the merger, Onex Partners LP and Onex Corporation, together Onex, associates of Onex and the rollover investors, purchased shares of our common stock for $100 per share and purchased shares of our preferred stock for $9,900 per share.

As a result of the merger and through their investment in us, Onex and the rollover investors acquired our predecessor company for a purchase price of approximately $645.7 million. Onex and the rollover investors funded a portion of the purchase price, related transaction costs and an increase of cash on our balance sheet with equity contributions in us of approximately $222.9 million. The balance of the purchase price was funded through the issuance and sale by Merger Sub of $200.0 million principal amount of 11% senior subordinated notes and the incurrence and assumption of approximately $259.4 million of our predecessor company’s term loan debt. As a result of the merger, our predecessor company assumed the obligations of Merger Sub under the 11% senior subordinated notes by operation of law. Our predecessor company used the proceeds of the 11% senior subordinated notes, together with the equity contributions from Onex, to repay its second lien senior secured term loan and to pay the merger consideration to its then existing stockholders. In connection with the merger, we incurred a $4.8 million bonus award expense under trigger event cash bonus agreements with two members of our senior management and $9.0 million of non-cash stock-based compensation expense associated with the vesting of outstanding restricted stock and stock options in connection with the merger.

The merger was accounted for using the purchase method of accounting and, accordingly, all assets and liabilities of our predecessor company were recorded at their fair values as of the date of the acquisition, including goodwill of $396.0 million, representing the purchase price in excess of the fair values of the net tangible and identifiable intangible assets acquired. Due to the effect of the merger on the recorded amounts of assets, liabilities and stockholders’ equity, our financial statements prior to and subsequent to the merger are not comparable. Periods prior to December 27, 2005 represent the accounts and activity of the predecessor company and all periods from that date relate to the successor company.

We refer to the Onex merger, the equity contributions, the financings and use of proceeds therefrom and related transactions, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions.”

Immediately after the Transactions, Onex, its affiliates and associates, and the rollover investors held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock issued to management at the time of the Transactions. Mr. Robert M. Le Blanc, a member of our board of directors, is a Managing Director of Onex Investment Corp., an affiliate of Onex.

As a result of the Transactions, we incurred a substantial amount of indebtedness and became subject to significantly higher interest expense payments and to covenants that restrict our operations. As of September 30, 2006, we had total indebtedness of approximately $461.2 million, of which $198.8 million consisted of the 11% senior subordinated notes (net of original issue discount) and $256.8 million consisted of borrowings under our term loan. The per share offering price of our common stock under this prospectus is a substantial premium to the per share price paid by our existing stockholders. We will use all of the proceeds we receive in this offering to reduce debt incurred in connection with the Transactions.

In February 2007, we effected the merger of our predecessor company, which was our wholly-owned subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger, we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

Stockholders’ Agreement

All of our current stockholders, including Onex and its affiliates, are party to an investor stockholders’ agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement or, if not so provided, in the same manner as Onex. Following this offering, the number of shares that may be sold by each non-Onex party to the agreement will be limited based on the number of shares held by such stockholder prior to this offering or the number of shares sold by Onex. See “Certain Relationships and Related Transactions — Stockholders’ Agreement.”

Extraordinary Dividend Payment and Redemption of Preferred Stock

In June 2005, we entered into a new $420.0 million senior credit facility. The proceeds of this financing were used to refinance our then existing indebtedness, fully redeem our then outstanding series A preferred stock and pay a special dividend in the amount of $108.6 million to our then existing stockholders. Other than this dividend payment, we paid no other dividends to our stockholders during 2005, and we do not intend to pay dividends in the foreseeable future.

Exchange Offer for Senior Subordinated Notes

We have filed a registration statement with the Securities and Exchange Commission to effect an offer to exchange our 11% senior subordinated notes for identical notes that are registered under the Securities Act of 1933, as amended. A portion of these notes will be redeemed using a portion of the proceeds of this offering.

Corporate Information

We were incorporated in the State of Delaware. Our principal corporate offices are located at 27442 Portola Parkway, Suite 200, Foothill Ranch, CA 92610. Our telephone number is (949) 282-5800. Our website address is www.skilledhealthcaregroup.com. The content of our website does not constitute a part of this prospectus.

In August 2003, our predecessor company emerged from bankruptcy, repaying or restructuring all of its indebtedness in full, paying all accrued interest expenses and issuing 5.0% of its common stock to former holders of its then outstanding 11 1/4% senior subordinated notes.

Trademarks And Trade Names

We own or have rights to use certain trademarks or trade names that we use in conjunction with the operations of our business, including, without limitation, each of the following: Express Recoverytm, Hospice Care of the West and Skilled Healthcare.

Information in this Prospectus

You should rely only on the information contained in this document and any free writing prospectus that may be provided to you in connection with this offering. We have not authorized anyone to provide you with information that is different. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

Industry and Market Data

Industry and market data used throughout this prospectus were obtained from the U.S. Census Bureau, the Centers for Medicare and Medicaid Services, AON Risk Consultants, American Health Care Association and other sources we believe to be reliable. While we believe that these studies and reports and our own research and estimates are reliable and appropriate, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

The Offering

Common stock offered by us	shares

Underwriters’ over-allotment option	shares from the selling stockholders

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that we will receive proceeds of approximately $ million from our offering of our common stock, after deducting underwriting discounts and other estimated expenses, assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus. We will use all of the net proceeds from this offering to:

• redeem $70.0 million aggregate principal amount of our 11% senior subordinated notes for an aggregate redemption price of approximately $77.7 million, and

• reduce the outstanding balance of our first lien term loan using any remaining proceeds.

We will not receive any of the proceeds from any sale of shares by the selling stockholders.

For sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

Dividend Policy	We currently do not expect to pay dividends or make any other distributions on our common stock in the foreseeable future. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on The New York Stock Exchange under the symbol “SKH”.

Risk Factors	Investment in our common stock involves substantial risks. You should read and consider the information set forth under the heading “Risk Factors” and all other information included in this prospectus before investing in our common stock.

The number of shares to be outstanding after this offering is based on        shares of common stock outstanding as of September 30, 2006 and excludes          shares of common stock reserved for future grant under our 2007 Incentive Award Plan and our Restricted Stock Plan.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that our common stock will be sold at $ per share, which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus;

•	that the underwriters will not exercise their over-allotment option;

•	the conversion of all outstanding shares of our series A preferred stock into shares of our common stock;

•	a for split of shares of our common stock and preferred stock, to be effected prior to the completion of this offering; and

•	the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering.

The conversion of our series A preferred stock assumes (i) a conversion date of          , 2007, (ii) a conversion price of $      (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus) and (iii) accrual on a daily basis at a rate of 8.0% per annum in dividends up until the conversion date. Concurrently with this public offering, each share of our series A preferred stock will convert into the number of shares of common stock equal to the liquidation value of such share at the time of conversion, plus accrued dividends, divided by the public offering price per share of common stock pursuant to this offering.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following table sets forth our summary historical and unaudited pro forma consolidated financial information as of and for the periods indicated. We have derived the summary historical consolidated financial data for each of the years ended December 31, 2003, 2004 and 2005 from our audited historical consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of September 30, 2006 and for the nine months ended September 30, 2005 and September 30, 2006 from our unaudited historical consolidated financial statements included elsewhere in this prospectus. The unaudited summary historical consolidated financial statements have been prepared on a basis consistent with our audited historical consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of future performance. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the full fiscal year.

We derived the following summary unaudited pro forma consolidated financial data from our unaudited pro forma consolidated financial statements for the year ended December 31, 2005 and as of and for the nine months ended September 30, 2006. See “Unaudited Pro Forma Consolidated Financial Statements.” The pro forma consolidated statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006 give effect to the Transactions, this offering of common stock and the use of proceeds therefrom, the divestiture of our Carson, California and Big Spring, Texas (known as Comanche) facilities, the acquisition of two skilled nursing facilities and one skilled nursing and residential care facility in Missouri and the acquisition of a leasehold interest in a skilled nursing facility in Nevada, as if they had occurred on January 1, 2005. The pro forma consolidated balance sheet data give effect to this offering of common stock and the use of proceeds therefrom as if they had occurred on September 30, 2006. We present the unaudited pro forma consolidated financial data for informational purposes only; they do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. We have based the unaudited pro forma consolidated financial statements on the estimates and assumptions set forth in the notes to our unaudited pro forma consolidated financial statements, which management believes are reasonable.

The following summary financial information is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations Data

	Predecessor
	Year Ended December 31,				Nine Months Ended September 30,
				Pro Forma	Predecessor	Successor	Pro Forma
	2003	2004	2005	2005	2005	2006	2006
	(Dollars in thousands, except per share data)

Revenue	$316,939	$371,284	$462,847	$	$342,635	$391,753	$
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	243,520	281,395	347,228		257,837	292,436
Rent cost of services	7,168	7,883	9,815		7,297	7,457
General and administrative	19,219	25,148	43,784		21,985	28,956
Depreciation and amortization	8,069	8,597	9,991		7,427	10,439

	277,976	323,023	410,818		294,546	339,288

Total other income (expenses), net	(44,259)	(30,108)	(44,251)		(28,848)	(32,427)

(Loss) income before income taxes, discontinued operations and the cumulative effect of a change in accounting principle	(5,296)	18,153	7,778		19,241	20,038
(Benefit from) provision for income taxes	(1,645)	4,421	(13,048)		(6,404)	8,260

(Loss) income before discontinued operations and cumulative effect of a change in accounting principle	(3,651)	13,732	20,826		25,645	11,778
Income from discontinued operations, net of taxes	1,966	2,789	14,740		14,788	—
Cumulative effect of a change in accounting principle	(12,261)	—	(1,628)		—	—

Net (loss) income	(13,946)	16,521	33,938		40,433	11,778
Accretion on preferred stock	—	(469)	(744)		(498)	(13,625)

Net (loss) income attributable to common stockholders	$(13,946)	$16,052	$33,194	$	$39,935	$(1,847)	$

Net (loss) income per share data:
Net (loss) income per common share, basic	$(12.06)	$13.45	$27.01		$32.20	$(80.52)
Net (loss) income per common share, diluted	$(12.06)	$12.47	$25.73		$30.72	$(80.52)
Weighted average common shares outstanding, basic	1,156,634	1,193,501	1,228,965		1,240,085	22,938
Weighted average common shares outstanding, diluted	1,156,634	1,286,963	1,290,120		1,300,076	22,938
Pro forma net (loss) income per common share, basic (unaudited)(1)	$(12.06)	$13.45			$32.20
Pro forma net (loss) income per common share, diluted (unaudited)(1)	$(12.06)	$12.47			$30.72
Weighted average common shares outstanding used in pro forma per common share, basic (unaudited)	1,156,634	1,193,501			1,240,085
Adjusted weighted average common shares outstanding used in pro forma per common share, diluted (unaudited)	1,156,634	1,286,963			1,300,076

Other Financial Data

	Predecessor
	Year Ended December 31,				Nine Months Ended September 30,
				Pro Forma	Predecessor	Successor	Pro Forma
	2003	2004	2005	2005	2005	2006	2006
	(Dollars in thousands)

Capital expenditures (excluding acquisitions)	$19,119	$8,212	$11,183		$8,703	$13,384
Net cash (used in) provided by operating activities	(15,221)	48,358	14,595		12,499	24,406
Net cash (used in) provided by investing activities	(26,093)	(45,230)	(223,242)		23,598	(52,965)
Net cash provided by (used in) financing activities	23,486	(1,132)	241,253		(39,963)	(2,131)
EBITDA(2)	19,817	51,120	57,561		59,955	64,127
EBITDA margin(2)	6.3%	13.8%	12.4%		17.5%	16.4%
Adjusted EBITDA(2)	$45,459	$58,559	$77,778		$56,878	$64,298
Adjusted EBITDA margin(2)	14.3%	15.8%	16.8%		16.6%	16.4%

Other Data

				Nine Months Ended
				September 30,
	2003	2004	2005	2005	2006

Number of facilities at end of period:
Owned	31	35	49	50	52
Leased	22	20	19	20	20

Total	53	55	68	70	72

Payor sources as a percentage of total revenue:
Medicare	33.8%	35.8%	36.3%	36.7%	36.2%
Managed care and private pay	25.0	25.6	30.2	29.8	31.8

Quality mix(3)	58.8	61.4	66.5	66.5	68.0
Medicaid	41.2%	38.6%	33.5%	33.5%	32.0%
Payor sources as a percentage of total skilled nursing facility patient days:
Medicare	15.7%	16.8%	17.8%	17.9%	18.2%
Managed care	3.4	3.8	4.6	4.5	5.4

Skilled mix(3)	19.1%	20.6%	22.4%	22.4%	23.6%
Medicaid	65.9	65.4	61.4	61.3	59.8
Private and other	15.0	14.0	16.2	16.3	16.6
Number of skilled nursing facilities at end of period	48	50	56	57	60
Number of assisted living facilities at end of period	5	5	12	13	12

Consolidated Balance Sheet Data

	Successor
	As of September 30, 2006
	Actual	Pro Forma(4)
	(In thousands)

Cash and cash equivalents	$6,582	$
Working capital	29,443
Property and equipment, net	217,689
Total assets	837,305
Total long-term debt, including capital leases	458,309
Total stockholders’ equity	234,967

(1)	Pro forma net (loss) income per common share gives effect to the conversion of our series A preferred stock into common stock, which will occur concurrently with the completion of this offering. Assuming the completion of this offering on September 30, 2006, and a conversion price of $ (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our series A preferred stock would convert into shares of our common stock. See “— The Offering” for a description of the conversion of our series A preferred stock.

(2)	We define EBITDA as net (loss) income before depreciation, amortization and interest expenses (net of interest income and other) and the (benefit from) provision for income taxes. EBITDA margin is EBITDA as a percentage of revenue. We prepare Adjusted EBITDA by adjusting EBITDA (each to the extent applicable in the appropriate period) for:

•	discontinued operations, net of tax;

•	the effect of a change in accounting principle;

•	the change in fair value of an interest rate hedge;

•	reversal of a charge related to the decertification of a facility;

•	gains or losses on sale of assets;

•	the write-off of deferred financing costs of extinguished debt;

•	reorganization expenses; and

•	fees and expenses related to the Transactions.

We believe that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of the financial performance and prospects for the future of our core business activities. Specifically, we believe that a report of EBITDA and Adjusted EBITDA provide consistency in our financial reporting and provides a basis for the comparison of results of core business operations between our current, past and future periods. EBITDA and Adjusted EBITDA are two of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business from period to period without the effect of GAAP expenses, revenues and gains (losses) that are unrelated to the day-to-day performance of our business. We also use EBITDA and Adjusted EBITDA to benchmark the performance of our business against expected results, analyzing year over year trends, as described below, and to compare our operating performance to that of our competitors.

Management uses both EBITDA and Adjusted EBITDA to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a corporate, segment and a facility by facility level. We typically use Adjusted EBITDA for these purposes at the corporate level (because the adjustments to EBITDA are not generally allocable to any individual business unit) and we typically use EBITDA to compare the operating performance of each skilled nursing and assisted living facility, as well as to assess the performance of our operating segments: long term care services, which includes the operation of our skilled nursing and assisted living facilities; and ancillary services, which includes our rehabilitation therapy and hospice businesses. EBITDA and Adjusted EBITDA are useful in this regard because they do not include such costs as interest expense, income taxes, depreciation and amortization expense and special charges, which may vary from business unit to business unit and period to period depending upon various factors, including the method used to finance the business, the amount of debt that we have determined to incur, whether a facility is owned or leased, the date of acquisition of a facility or business, the original purchase price of a facility or business unit or the tax law of the state in which a business unit operates. These types of charges are dependent on factors unrelated to our underlying business. As a result, we believe that the use of EBITDA and Adjusted EBITDA provide a meaningful and consistent comparison of our underlying business between periods by eliminating certain items required by GAAP which have little or no significance in our day-to-day operations.

We also make capital allocations to each of our facilities based on expected EBITDA returns and establish compensation programs and bonuses for our executive management and facility level employees that are based upon the achievement of pre-established EBITDA and Adjusted EBITDA targets.

We also use Adjusted EBITDA to determine compliance with our debt covenants and assess our borrowing ability. The credit agreement governing our first lien term loan uses a measure substantially similar to Adjusted EBITDA as the basis for determining compliance with our financial covenants, specifically our minimum interest coverage ratio and our maximum total leverage ratio, and for determining the interest rate of our first lien term loan. The indenture governing our 11% senior subordinated notes due 2014 also uses a substantially similar measurement for determining the amount of additional debt we may incur. For example, both our credit facility and the indenture for the 11% senior subordinated notes include adjustments for (i) gain or losses on the sale of assets, (ii) the write-off of deferred financing costs of extinguished debt; (iii) reorganization expenses; and (iv) fees and expenses related to the Transactions. Our non-compliance with these financial covenants could lead to acceleration of amounts under our credit facility. In addition, if we cannot satisfy certain financial covenants under the indenture for our 11% senior subordinated notes, we cannot engage in specified activities, such as incurring additional indebtedness or making certain payments. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

Despite the importance of these measures in analyzing our underlying business, maintaining our financial requirements, designing incentive compensation and for our goal setting both on an aggregate and facility level basis, EBITDA and Adjusted EBITDA are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any income tax payments we may be required to make;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows;

•	they do not reflect the impact on earnings of charges resulting from certain matters we consider not to be indicative of our on-going operations; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement both net (loss) income and consolidated cash flow on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. We strongly encourage investors to consider both net (loss) income and cash flows determined under GAAP as compared to EBITDA and Adjusted EBITDA, and to perform their own analysis, as appropriate.

The following table provides a reconciliation from our net (loss) income (including the pro forma presentations thereof), which is the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles for the periods indicated:

	Predecessor
	Year Ended December 31,				Nine Months Ended September 30,
				Pro Forma	Predecessor	Successor	Pro Forma
	2003	2004	2005	2005	2005	2006	2006
	(In thousands)

Net (loss) income	$(13,946)	$16,521	$33,938		$40,433	$11,778
Plus
(Benefit from) provision for income taxes	(1,645)	4,421	(13,048)		(6,404)	8,260
Depreciation and amortization	8,069	8,597	9,991		7,427	10,439
Interest expense, net of interest income	27,339	21,581	26,680		18,499	33,650

EBITDA	19,817	51,120	57,561		59,955	64,127
Discontinued operations, net of tax(a)	(1,966)	(2,789)	(14,740)		(14,788)	—
Cumulative effect of a change in accounting principle(b)	12,261	—	1,628		—	—
Change in fair value of interest rate hedge(c)	1,006	926	165		136	171
Reversal of charge related to decertification of a facility(d)	(2,734)	—	—		—	—
Gain on sale of assets(e)	—	—	(980)		—	—
Write-off of deferred financing costs of extinguished debt(f)	4,111	7,858	16,626		11,021	—
Reorganization expenses(g)	12,964	1,444	1,007		554	—
Expenses related to the Transactions(h)	—	—	16,511		—	—

Adjusted EBITDA	$45,459	$58,559	$77,778	$	$56,878	$64,298	$

Notes

(a)	In March 2005, we sold our California-based institutional pharmacy business and, therefore, the results of operations of our California-based pharmacy business have been classified as discontinued operations. As our pharmacy business has been sold, these amounts are no longer part of our core operating business.

(b)	In 2005, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” In 2003, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of SFAS No. 150 “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” which requires that financial instruments issued in the form of shares that are mandatorily redeemable be classified as liabilities. While these items are required under GAAP, they are not reflective of the operating income and losses of our underlying business.

(c)	Changes in fair value of an interest rate hedge are unrelated to our core operating activities and we believe that adjusting for these amounts allows us to focus on actual operating costs at our facilities.

(d)	In 2003, we reversed a charge recorded in 2000 related to a facility decertification from the Medicare and Medicaid programs. We appealed the decertification decision and in November 2002 reached a settlement for a recertification, resulting in the recovery of previously uncompensated care expenses in the amount of approximately $2.7 million. We believe our reversal of this charge is appropriate as the amount relates to a charge previously recorded in 2000. Even though the reversal is appropriate under GAAP, this amount is not reflective of our true operating income for 2003.

(e)	While gains or losses on sales of assets are required under GAAP, these amounts are also not reflective of income and losses of our underlying business.

(f)	Reflects deferred financing costs that have been expensed in connection with the repayment of previously outstanding debt and deferred financing costs that were expensed upon repayment of our second lien senior secured term loan in connection with the Transactions. Write-offs for deferred financing costs are the result of distinct capital structure decisions made by our management and are unrelated to our day-to-day operations.

(g)	Represents expenses incurred in connection with our Chapter 11 reorganization. We believe that reorganization expenses will be immaterial in 2007 and, upon acceptance of our final petition by the bankruptcy court, which we expect will occur in the first half of 2007, we will no longer incur reorganization expenses. As a result, we do not believe that these expenses are reflective of the performance of our core operating business.

(h)	Represents (1) $0.2 million in fees paid by us in connection with the Transactions for valuation services and an acquisition audit; (2) our forgiveness in connection with the completion of the Transactions of a $2.5 million note issued to us in March 1998 by our then-Chairman of the Board, William Scott; (3) a $4.8 million bonus award expense incurred in December 2005 upon the completion of the Transactions pursuant to trigger event cash bonus agreements between us and our Chief Financial Officer, John King, and our Executive Vice President and President Ancillary Subsidiaries, Mark Wortley, in order to compensate them similarly to the economic benefit received by other executive officers who had previously purchased restricted stock; and (4) non-cash stock compensation charges of $9.0 million incurred in connection with restricted stock granted to certain of our senior executives. As these expenses relate solely to the Transactions, we do not expect to incur these types of expenses in the future.

(3)	For a definition of Quality Mix and Skilled Mix, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

(4)	The pro forma consolidated balance sheet data reflects (a) the sale of shares of common stock in this offering at an assumed initial public offering price per share of $ , the mid-point of the range shown on the front cover of this prospectus, (b) our receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $ payable by us and (c) the application of $77.7 million of the proceeds of this offering to redeem $70.0 million of our outstanding 11% senior subordinated notes and the reduction of the outstanding balance of our first lien term loan with any remaining proceeds. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would decrease or increase, respectively, the outstanding principal amount of our first lien term loan on a pro forma basis and would increase or decrease, respectively, working capital by approximately $ million and total stockholders’ equity by approximately $ million, and decrease or increase, respectively, total debt by approximately $ million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before investing. Any of the risk factors we describe below could adversely affect our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of the money you pay to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. For more information about forward-looking statements, please see “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business and Industry

Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.

Medicare is our largest source of revenue, accounting for 36.3% and 36.2% of our total revenue during 2005 and the nine months ended September 30, 2006, respectively. In addition, many private payors base their reimbursement rates on the published Medicare rates or, in the case of our rehabilitation therapy services, are themselves reimbursed by Medicare. Accordingly, if Medicare reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicare program that are disadvantageous to our business or industry, our business and results of operations will be adversely affected.

The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses us for our services. Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in our revenues and operating margins. Prior reductions in governmental reimbursement rates partially contributed to our predecessor company’s bankruptcy filing under Chapter 11 of the United States Bankruptcy Code in October 2001.

Budget pressures often lead the federal government to place limits on reimbursement rates under Medicare. For instance, the Deficit Reduction Act of 2005, or DRA, included provisions that are expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years (federal fiscal years 2006 through 2010). Also, effective January 1, 2006, there are caps on the annual amount that Medicare Part B will pay for physical and speech language therapy and occupation therapy for any given patient. Despite certain exceptions applicable through the end of 2007, these caps may result in decreased demand for rehabilitation therapy services for beneficiaries whose therapy would have been reimbursed under Part B but for the caps. This decrease in demand could be exacerbated if the exceptions to the caps expire on December 31, 2007.

In addition, the federal government often changes the rules governing the Medicare program, including those governing reimbursement. Changes that could adversely affect our business include:

•	administrative or legislative changes to base rates or the bases of payment;

•	limits on the services or types of providers for which Medicare will provide reimbursement;

•	the reduction or elimination of annual rate increases; or

•	an increase in co-payments or deductibles payable by beneficiaries.

On February 5, 2007, the president submitted his proposed 2008 budget to Congress. Through legislative and regulatory action, the president proposes to reduce Medicare spending by $5.3 billion in fiscal year 2008 and by $75.9 billion over five years. The budget would, among other things again freeze payments to skilled nursing facilities in 2008 and reduce payment updates for hospice services. The president also proposes to eliminate bad debt reimbursement for unpaid beneficiary cost sharing over four years for all providers, including skilled nursing facilities. Medicare currently pays 70% of unpaid beneficiary co-payments and deductibles to skilled nursing facilities.

Given the history of frequent revisions to the Medicare program and its reimbursement rates and rules, we may not continue to receive reimbursement rates from Medicare that sufficiently compensate us for our services. Limits on reimbursement rates or the scope of services being reimbursed could have a material adverse effect on our revenues, financial condition and results of operations. For a more comprehensive description of recent changes in reimbursement rates provided by Medicare, see “Business — Sources of Reimbursement — Medicare”.

We expect the federal and state governments to continue their efforts to contain growth in Medicaid expenditures, which could adversely affect our revenue and profitability.

We receive a significant portion of our revenue from Medicaid, which accounted for 33.5% and 32.0% of our total revenue during 2005 and the nine months ended September 30, 2006, respectively. In addition, many private payors for our rehabilitation therapy services are reimbursed under the Medicaid program. Accordingly, if Medicaid reimbursement rates are reduced or fail to increase as quickly as our costs, or if there are changes in the rules governing the Medicaid program that are disadvantageous to our business or industry, our business and results of operations could be adversely affected.

Medicaid is a state-administered program financed by both state funds and matching federal funds. Medicaid spending has increased rapidly in recent years, becoming a significant component of state budgets. This, combined with slower state revenue growth, has led both the federal government and many states to institute measures aimed at controlling the growth of Medicaid spending. For example, the DRA included several measures that are expected to reduce Medicare and Medicaid payments to skilled nursing facilities by $100.0 million over five years. These included limiting the circumstances under which an individual may become financially eligible for nursing home services under Medicaid, which could result in fewer patients being able to afford our services. In addition, the presidential budget submitted for federal fiscal year 2008 includes proposed reform of the Medicaid program to cut a total of $25.7 billion in Medicaid expenditures over the next five years.

We expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities both by the states in which we operate and by the federal government. These may take the form of both direct decreases in reimbursement rates or in rule changes that limit the beneficiaries, services or providers eligible to receive Medicaid benefits. For a description of currently proposed reductions in Medicaid expenditures and a description of the implementation of the Medicaid program in the states in which we operate, see “Business — Sources of Reimbursement — Medicaid.”

Recent federal government proposals could limit the states’ use of provider tax programs to generate revenue for their Medicaid expenditures, which could result in a reduction in our reimbursement rates under Medicaid.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements such as provider taxes. Under provider tax arrangements, a state collects taxes from health care providers and then returns the revenue to these providers as a Medicaid expenditure. This allows the state to claim federal matching funds on this additional reimbursement. The Tax Relief and Health Care Act of 2006, signed into law on December 20, 2006, reduced the maximum allowable provider tax from 6% to 5.5% from January 1, 2008 through October 1, 2011. As a result, many states may have less funds available for payment of Medicaid expenses, which would also decrease their federal matching payments.

Revenue we receive from Medicare and Medicaid is subject to potential retroactive reduction.

Payments we receive from Medicare and Medicaid can be retroactively adjusted after a new examination during the claims settlement process or as a result of post-payment audits. Payors may disallow our requests for reimbursement based on determinations that certain costs are not reimbursable because either adequate or additional documentation was not provided or because certain services were not covered or deemed to be medically necessary. Congress and CMS may also impose further limitations on government payments to health care providers. Significant adjustments to our Medicare or Medicaid revenues could adversely affect our financial condition and results of operations.

Healthcare reform legislation could adversely affect our revenue and financial condition.

In recent years, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of and reimbursement for healthcare services in the United States. These initiatives have ranged from proposals to fundamentally change federal and state healthcare reimbursement programs, including to provide comprehensive healthcare coverage to the public under governmental funded programs, to minor modifications to existing programs. The ultimate content or timing of any future healthcare reform legislation, and its impact on us, is impossible to predict. If significant reforms are made to the U.S. healthcare system, those reforms may have an adverse effect on our financial condition and results of operations.

In addition, we incur considerable administrative costs in monitoring the changes made within the various reimbursement programs, determining the appropriate actions to be taken in response to those changes and implementing the required actions to meet the new requirements and minimize the repercussions of the changes to our organization, reimbursement rates and costs.

We are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance.

We, along with other companies in the healthcare industry, are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	licensure and certification;

•	adequacy and quality of healthcare services;

•	qualifications of healthcare and support personnel;

•	quality of medical equipment;

•	confidentiality, maintenance and security issues associated with medical records and claims processing;

•	relationships with physicians and other referral sources and recipients;

•	constraints on protective contractual provisions with patients and third-party payors;

•	operating policies and procedures;

•	addition of facilities and services; and

•	billing for services.

Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In addition, certain regulatory developments, such as revisions in the building code requirements for assisted living and skilled nursing facilities, mandatory increases in scope and quality of care to be offered to residents and revisions in licensing and certification standards, could have a material adverse effect on us. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

In addition, federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and, in particular, skilled nursing facilities. This includes investigations of:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources; and

•	the medical necessity of services provided.

We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Changes in the regulatory framework, our failure to obtain or renew required regulatory approvals or licenses or to comply with applicable regulatory requirements, the suspension or revocation of our licenses or our disqualification from participation in federal and state reimbursement programs, or the imposition of other harsh enforcement sanctions could have a material adverse effect upon our results of operations, financial condition and liquidity. Furthermore, should we lose licenses or certifications for a number of our facilities as a result of regulatory action or otherwise, we could be deemed to be in default under some of our agreements, including agreements governing outstanding indebtedness and the report of such issues at one of our facilities could harm our reputation for quality care and lead to a reduction in our patient referrals and ultimately our revenue and operating income. For a discussion of the material government regulations applicable to our business, see “Business — Government Regulation.”

We face periodic reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect our business.

As a result of our participation in the Medicare and Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from private payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	temporary suspension of payment for new patients to the facility;

•	decertification or exclusion from participation in the Medicare or Medicaid programs or one or more private payor networks;

•	damage to our reputation; and

•	the revocation of a facility’s license.

Significant legal actions, which are commonplace in our industry, could subject us to increased operating costs and substantial uninsured liabilities, which would materially and adversely affect our results of operations, liquidity and financial condition.

The long-term care industry has experienced an increasing trend in the number and severity of litigation claims involving punitive damages and settlements. We believe that this trend is endemic to the industry and is a result of the increasing number of large judgments, including large punitive damage awards, against long-term care providers in recent years resulting in an increased awareness by plaintiffs’ lawyers of potentially large recoveries. According to a report issued by AON Risk Consultants in March 2005 on long-term care operators’ professional liability and general liability costs, the average cost per bed for professional liability and general liability costs has increased from $430 in 1993 to $2,310 per bed in 2004. This has resulted from average professional liability and general liability claims in the long-term care industry more than doubling from $72,000 in 1993 to $176,000 in 2004 and the average number of claims per 1,000 beds increasing at an average annual rate of 10% from 6.0 in 1993 to 13.1 in 2004. Our long-term care operator’s professional liability and general liability cost per bed was $1,892 in 2005 and $1,282 in the first nine months of 2006, as compared to our average revenue per bed of $70,443 in 2005 and $55,235 in the first nine months of 2006. Should the trend of increasing professional liability and general liability costs continue or accelerate, we may not be able to increase our revenue sufficiently to cover the cost increases, and our operating income could suffer.

We could face significant financial difficultly as a result of one or more of the risks discussed above, which could cause our stock price to decline, could cause us to seek protection under bankruptcy laws or could cause our creditors to have a receiver appointed on our behalf.

We could face significant financial difficultly if Medicare or Medicaid reimbursement rates are reduced, patient demand for our services is reduced or we incur unexpected liabilities or expenses, including in connection with legal actions. This financial difficulty could cause our stock price to decline, could cause us to seek protection under bankruptcy laws or could cause our creditors to have a receiver appointed on our behalf.

In 2001 our predecessor company filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Historical Overview — Reorganization under Chapter 11.”

The financial difficulties that led to our predecessor company’s filing under Chapter 11 were caused by a combination of industry and company specific factors. Effective in 1997, the federal government fundamentally changed the reimbursement system for skilled nursing operators, which had a significant adverse effect on the cash flows of many providers, including us. Soon thereafter, our predecessor company also began to experience significant industry-wide increases in its labor costs and professional liability and other insurance costs that adversely affected its operating results.

In early 2001, one of our predecessor company’s facilities was temporarily decertified from the Medicare and Medicaid programs for alleged regulatory compliance reasons, causing a significant loss and delay in receipt of revenue at this facility. During this time, a patient brought a claim against our predecessor company for negligence, infliction of emotional distress and willful misconduct. The plaintiff was able to obtain a judgment in the amount of approximately $6.0 million. These events occurred as the amortization of principal payments on our predecessor company’s then outstanding senior debt substantially increased. To preserve resources for its operations, our predecessor company discontinued amortization payments on its senior debt and interest payments on its subordinated debt and began to negotiate with its lenders to restructure its balance sheet. Early in the fourth quarter of 2001, before our predecessor company could reach an agreement with its lenders, the plaintiff in the professional liability litigation placed a lien on our predecessor company’s assets, including its cash. With its ability to operate severely restricted, our predecessor company filed for protection under Chapter 11. Our predecessor company ultimately settled the professional liability claim for approximately $1.1 million, an amount that was fully covered by insurance proceeds. It is possible that future professional liability claims could harm our ability to meet our obligations or repay our liabilities.

A significant portion of our business is concentrated in a few markets, and an economic downturn or changes in the laws affecting our business in those markets could have a material adverse effect on our operating results.

For the year ended December 31, 2005 we received approximately 56.0% and 36.0% of our revenue from operations in California and Texas, respectively, and for the nine months ended September 30, 2006 we received approximately 53.0% and 34.0% of our revenue from operations in California and Texas, respectively. Accordingly, isolated economic conditions prevailing in either of these markets could affect the ability of our patients and third-party payors to reimburse us for our services, either through a reduction of the tax base used to generate state funding of Medicaid programs, an increase in the number of indigent patients eligible for Medicaid benefits or other factors. An economic downturn or changes in the laws affecting our business in these markets could have a material adverse effect on our financial position, results of operations and cash flows.

Possible changes in the acuity mix of residents and patients as well as payor mix and payment methodologies may significantly reduce our profitability or cause us to incur losses.

Our revenue is affected by our ability to attract a favorable patient acuity mix, and by our mix of payment sources. Changes in the type of patients we attract, as well as our payor mix among private payors, managed care companies, Medicare and Medicaid significantly affect our profitability because not all payors reimburse us at the same rates. Particularly, if we fail to maintain our proportion of high-acuity patients or if there is any significant increase in the percentage of our population for which we receive Medicaid reimbursement, our financial position, results of operations and cash flow may be adversely affected.

It is difficult to attract and retain qualified nurses, therapists, healthcare professionals and other key personnel, which increases our costs relating to these employees and could cause us to fail to comply with state staffing requirements at one or more of our facilities.

We rely on our ability to attract and retain qualified nurses, therapists and other healthcare professionals. The market for these key personnel is highly competitive, and we could experience significant increases in our operating costs due to shortages in their availability. Like other healthcare providers, we have experienced difficulties in attracting and retaining qualified personnel, especially facility administrators, nurses, therapists, certified nurses’ aides and other important healthcare personnel. We may continue to experience increases in our labor costs, primarily due to higher wages and greater benefits required to attract and retain qualified healthcare personnel, and such increases may adversely affect our profitability.

This shrinking labor market and the high demand for such employees has created high turnover among clinical professional staff, as many seek to take advantage of the supply of available positions. A lack of qualified personnel at a facility could result in significant increases in labor costs and an increased reliance on expensive temporary nursing agencies or otherwise adversely affect operations at that facility. If we are unable to attract and retain qualified professionals, our ability to provide services to our residents and patients may decline and our ability to grow may be constrained.

If we are unable to comply with state minimum staffing requirements at one or more of our facilities, we could be subject to fines or other sanctions.

Increased attention to the quality of care provided in skilled nursing facilities has caused several states to mandate, and other states to consider mandating, minimum staffing laws that require minimum nursing hours of direct care per resident per day. These minimum staffing requirements further increase the gap between demand for and supply of qualified professionals, and lead to higher labor costs.

We operate a number of facilities in California, which has enacted legislation establishing minimum staffing requirements for facilities operating in that state. This legislation requires that each skilled nursing facility provide a minimum of 3.2 nursing hours per patient day. The California Department of Health Services, or DHS, enforces this requirement through on-site reviews conducted during periodic licensing and certification surveys and in response to complaints. If a facility is determined to be out of compliance with this minimum staffing requirement, DHS may issue a notice of deficiency, or a citation, depending on the impact on patient care. A citation carries with it the imposition of monetary fines that can range from $100 to $100,000 per citation. The issuance of either a notice of deficiency or a citation requires the facility to prepare and implement an acceptable plan of correction.

Our ability to satisfy these minimum staffing requirements depends upon our ability to attract and retain qualified healthcare professionals, including nurses, certified nurse’s assistants and other personnel. Attracting and retaining these personnel is difficult, given existing shortages in the labor markets. Furthermore, if states do not appropriate additional funds (through Medicaid program appropriations or otherwise) sufficient to pay for any additional operating costs resulting from minimum staffing requirements, our profitability may be materially adversely affected.

If we fail to attract patients and residents or to compete effectively with other healthcare providers, our revenue and profitability may decline and we may incur losses.

The long-term healthcare services industry is highly competitive. Our skilled nursing facilities compete primarily on a local and regional basis with many long-term care providers, from national and regional chains to smaller providers owning as few as a single nursing center. We also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Our ability to compete successfully varies from location to location depending on a number of factors, including the number of competing centers in the local market, the types of services available, our local reputation for quality care of patients, the commitment and expertise of our staff and physicians, our local service offerings and treatment programs, the cost of care in each locality, and the physical appearance, location, age and condition of our facilities. If we are unable to attract patients to our facilities, particularly the high-acuity patients we target, then our revenue and profitability will be adversely affected. Some of our competitors have greater financial and other resources than us, may have greater brand recognition and may be more established in their respective communities than we are. Competing long-term care companies may also offer newer facilities or different programs or services than we do and may thereby attract our patients who are presently residents of our facilities, potential residents of our facilities, or who are otherwise receiving our healthcare services. Other competitors may accept a lower margin, and therefore, present significant price competition for managed care and private pay patients.

We also encounter competition in connection with our other related healthcare services, including our rehabilitation therapy services provided to third-party facilities, assisted living facilities, hospice care and institutional pharmacy services. Generally, this competition is national, regional and local in nature. Many companies competing in these industries have greater financial and other resources than we have. The primary competitive factors for these other related healthcare services are similar to those for our skilled nursing and rehabilitation therapy businesses and include reputation, the cost of services, the quality of clinical services, responsiveness to customer needs and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping. Given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, we expect that the assisted living industry will become increasingly competitive in the future. Increased competition in the future could limit our ability to attract and retain residents, maintain or increase resident service fees, or expand our business.

In addition, our institutional pharmacy services generally compete on price and quality of the services provided. The introduction of the Medicare Part D benefit may also have an impact on our competitiveness in the pharmacy business by providing patients with an increased range of pharmacy alternatives and putting pressure on pharmacy plans to reduce prices.

Insurance coverage may become increasingly expensive and difficult to obtain for long-term care companies, and our self-insurance may expose us to significant losses.

It may become more difficult and costly for us to obtain coverage for patient care liabilities and certain other risks, including property and casualty insurance. Insurance carriers may require long-term care companies to significantly increase their self-insured retention levels and/or pay substantially higher premiums for reduced coverage for most insurance coverages, including workers’ compensation, employee healthcare and patient care liability.

We self-insure a significant portion of our potential liabilities for several risks, including professional liability, general liability and workers’ compensation. In California, Texas and Nevada, we have professional and general liability insurance with an occurrence limit of $2 million per loss and an annual aggregate coverage limit for all facilities in these states of $6 million. In Kansas we have occurrence based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. In Missouri we have claims-made based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. We have also purchased excess general and professional liability insurance coverage providing an additional $12 million of coverage for losses arising from any claims in excess of $3 million. We also maintain a $1 million self-insured professional and general liability retention per claim in California, Nevada and Texas. We maintain no deductibles in Kansas and Missouri. Additionally, we self-insure the first $1 million per workers’ compensation claim in each of California and Nevada. We purchase workers’ compensation policies for Kansas and Missouri with no deductibles. We have elected to not carry workers’ compensation insurance in Texas and we may be liable for negligence claims that are asserted against us by our employees.

Due to our self-insured retentions under our professional and general liability and workers’ compensation programs, including our election to self-insure against workers’ compensation claims in Texas, there is no limit on the maximum number of claims or amount for which we can be liable in any policy period. We base our loss estimates on actuarial analyses, which determine expected liabilities on an undiscounted basis, including incurred but not reported losses, based upon the available information on a given date. It is possible, however, for the ultimate amount of losses to exceed our estimates and our insurance limits. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely impacted.

At September 30, 2006, we had $38.8 million in accruals for known or potential uninsured general and professional liability claims and $10.1 million in accruals for workers’ compensation, based on claims experience and an independent actuarial review. We may need to increase our accruals as a result of future actuarial reviews and claims that may develop. An adverse determination in legal proceedings, whether currently asserted or arising in the future, could have a material adverse effect on our business.

If our referral sources fail to view us as an attractive long-term care provider, our patient base may decrease.

We rely significantly on appropriate referrals from physicians, hospitals and other healthcare providers in the communities in which we deliver our services to attract the kinds of patients we target. Our referral sources are not obligated to refer business to us and may refer business to other healthcare providers. We believe many of our referral sources refer business to us as a result of the quality of our patient service and our efforts to establish and build a relationship with them. If we lose, or fail to maintain, existing relationships with our referral resources, fail to develop new relationships or if we are perceived by our referral sources for any reason as not providing high quality patient care, the quality of our patient mix could suffer and our revenue and profitability could decline.

We may be unable to reduce costs to offset decreases in our occupancy rates or other expenses completely.

We depend on implementing adequate cost management initiatives in response to fluctuations in levels of occupancy in our skilled nursing and assisted living facilities and in other sources of income in order to maintain our current cash flow and earnings levels. Fluctuation in our occupancy levels may become more common as we increase our emphasis on patients with shorter stays but higher acuities. A decline in our occupancy rates could result in decreased revenue. If we are unable to put in place corresponding reductions in costs in response to falls in census or other revenue shortfalls, we may be unable to prevent future decreases in earnings. As a result, our financial condition and operating results may be adversely affected.

If we do not achieve competitive quality of care ratings from CMS, our business may be negatively affected.

CMS provides comparative data available to the public on its web site, rating every skilled nursing facility operating in the United States that receives Medicare or Medicaid payments based upon fifteen quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss. For the second quarter of 2006, the most recent data available, our quality of care indicators with respect to patients with a high risk of pressure ulcers, patients with depression and/or anxiety, patients suffering weight loss and patients suffering pressure ulcers within the first 5-14 days after admission to the skilled nursing facility were comparable to the average for all nursing facilities in the states in which we operate, while our quality of care indicators with respect to the remaining quality of care indicators, including, but not limited to number of residents that are in physical restraint and percentage of residents that experience moderate to severe pain at least daily, were lower than the average for all nursing facilities in the states in which we operate, we believe primarily as a result of the high level of acuity of our patients. For example, a high acuity patient is more likely to have other co-morbidities (medical conditions) that increase the risk of developing bed sores than a lower acuity patient. If we are unable to achieve quality of care ratings that are comparable or superior to our competitors, our ability to attract and retain patients, particularly high-acuity patients, could be adversely affected and, as a result, our revenue and profitability could decline.

Consolidation of managed care organizations and other third-party payors or reductions in reimbursement from these payors may adversely affect our revenue and income or cause us to incur losses.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. These organizations have become an increasingly important source of revenue and referrals for us. To the extent that such organizations terminate us as a preferred provider or engage our competitors as a preferred or exclusive provider, our business could be materially adversely affected.

In addition, private third-party payors, including managed care payors, are continuing their efforts to control healthcare costs through direct contracts with healthcare providers, increased utilization reviews, or reviews of the propriety of, and charges for, services provided, and greater enrollment in managed care programs and preferred provider organizations. As these private payors increase their purchasing power, they are demanding discounted fee structures and the assumption by healthcare providers of all or a portion of the financial risk associated with the provision of care. Significant reductions in reimbursement from these sources could materially adversely affect our business.

Annual caps that limit the amounts that can be paid for outpatient therapy services rendered to any Medicare beneficiary may reduce our future net operating revenue and profitability or cause us to incur losses.

Some of our rehabilitation therapy revenue is paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Medicare Part B. The Balanced Budget Act of 1997, or BBA, requires a combined cap for physical therapy and speech-language pathology and a separate cap for occupational therapy. Due to a series of moratoria enacted subsequent to the BBA, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy and speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 on January 1, 2007.

President Bush signed the Deficit Reduction Act of 2005, or DRA, into law on February 8, 2006. The DRA directed CMS to create a process to allow exceptions to therapy caps for certain medically necessary services provided on or after January 1, 2006 for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy programs whose therapy is reimbursed under Medicare Part B have qualified for the exceptions to these reimbursement caps. The Tax Relief and Health Care Act of 2006 extended the exceptions through the end of 2007. Unless further extended, these exceptions will expire on December 31, 2007.

The application of annual caps, or the discontinuation of exceptions to the annual caps, could have an adverse effect on our integrated rehabilitation therapy revenue as well as the rehabilitation therapy revenue that we receive from third-party facilities for treating their Medicare Part B beneficiaries. Additionally, the exceptions to these caps may not be extended beyond December 31, 2007, which would have an even greater adverse effect on our revenue.

Delays in reimbursement may cause liquidity problems.

If we have information systems problems or issues arise with Medicare, Medicaid or other payors, we may encounter delays in our payment cycle. Any future timing delay may cause working capital shortages. As a result, working capital management, including prompt and diligent billing and collection, is an important factor in our consolidated results of operations and liquidity. Our working capital management procedures may not successfully ameliorate the effects of any delays in our receipt of payments or reimbursements. Accordingly, such delays could have an adverse effect on our liquidity and financial condition.

Our rehabilitation and other related healthcare services are also subject to delays in reimbursement, as we act as vendors to other providers who in turn must wait for reimbursement from other third-party payors. Each of these customers is therefore subject to the same potential delays to which our nursing homes are subject, meaning any such delays would further delay the date we would receive payment for the provision of our related healthcare services. As we continue to grow and expand the rehabilitation and other complementary services that we offer to third parties, we may incur increasing delays in payment for these services, and these payment delays could have an adverse effect on our liquidity and financial condition.

Our success is dependent upon retaining key personnel.

Our senior management team has extensive experience in the healthcare industry. We believe that they have been instrumental in guiding our emergence from Chapter 11, instituting valuable performance and quality monitoring and driving innovation. Accordingly, our future performance is substantially dependent upon the continued services of our senior management team. The loss of the services of any of these persons could have a material adverse effect upon us.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We intend to selectively pursue acquisitions of skilled nursing facilities, assisted living facilities and other related healthcare operations. Acquisitions may involve significant cash expenditures, debt incurrence, operating losses and additional expenses that could have a material adverse effect on our financial position, results of operations and liquidity. Acquisitions involve numerous risks, including:

•	difficulties integrating acquired operations, personnel and accounting and information systems, or in realizing projected efficiencies and cost savings;

•	diversion of management’s attention from other business concerns;

•	potential loss of key employees or customers of acquired companies;

•	entry into markets in which we may have limited or no experience;

•	increasing our indebtedness and limiting our ability to access additional capital when needed;

•	assumption of unknown material liabilities or regulatory issues of acquired companies, including for failure to comply with healthcare regulations; and

•	straining of our resources, including internal controls relating to information and accounting systems, regulatory compliance, logistics and others.

Furthermore, certain of the foregoing risks could be exacerbated when combined with other growth measures that we expect to pursue.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our financial obligations.

We have now and, after the offering, will continue to have a significant amount of indebtedness. On September 30, 2006, our total indebtedness, after, giving effect to the completion of this offering and the application of the net proceeds to the repayment of debt, was approximately $     million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase the cost or limit the availability of additional financing, if needed or desired, to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

•	require us to maintain debt coverage and financial ratios at specified levels, reducing our financial flexibility; and

•	limit our ability to make strategic acquisitions and develop new facilities.

In addition, if we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required debt payments, or if we fail to comply with the various covenants and requirements of our 11% senior subordinated notes, our senior secured credit facility or other existing or future indebtedness, we would be in default, which could permit the holders of our 11% senior subordinated notes and the holders of our other indebtedness, including our senior secured credit facility, to accelerate the maturity of the notes or such other indebtedness, as the case may be. Any default under the notes, our senior secured credit facility, or our other existing or future indebtedness, as well as any of the above-listed factors, could have a material adverse effect on our business, operating results, liquidity and financial condition.

Despite our substantial indebtedness, we may still be able to incur more debt. This could intensify the risks associated with this indebtedness.

The terms of the indenture governing our 11% senior subordinated notes and our senior secured credit facility contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. Accordingly, we could incur significant additional indebtedness in the future. In addition, as of September 30, 2006, on an as adjusted basis, giving effect to the completion of this offering and the application of the net proceeds to the repayment of debt, we had approximately $70.8 million available for additional borrowing under our first lien secured credit facility. The more we become leveraged, the more we become exposed to the risks described above under “— Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our financial obligations.”

Our operations are subject to environmental and occupational health and safety regulations, which could subject us to fines, penalties and increased operational costs.

We are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Regulatory requirements faced by healthcare providers such as us include those relating to air emissions, waste water discharges, air and water quality control, occupational health and safety (such as standards regarding blood-borne pathogens and ergonomics), management and disposal of low-level radioactive medical waste, biohazards and other wastes, management of explosive or combustible gases, such as oxygen, specific regulatory requirements applicable to asbestos, lead-based paints, polychlorinated biphenyls and mold, and providing notice to employees and members of the public about our use and storage of regulated or hazardous materials and wastes. Failure to comply with these requirements could subject us to fines, penalties and increased operational costs. Moreover, changes in existing requirements or more stringent enforcement of them, as well as discovery of currently unknown conditions at our owned or leased facilities, could result in additional cost and potential liabilities, including liability for conducting clean-up, and there can be no guarantee that such increased expenditures would not be significant.

A portion of our workforce has unionized and our operations may be adversely affected by work stoppages, strikes or other collective actions.

In California, certain of our employees are represented by various unions and covered by collective bargaining agreements. In addition, certain labor unions have publicly stated that they are concentrating their organizing efforts within the long-term health care industry. We cannot predict the effect that continued union representation or future organizational activities will have on our business or future operations. We cannot assure you that we will not experience a material work stoppage in the future.

Natural disasters, terrorist attacks or acts of war may seriously harm our business.

Terrorist attacks or acts of nature, such as hurricanes or earthquakes, may cause damage or disruption to us, our employees and our facilities, which could have an adverse impact on our residents. In order to provide care for our residents, we are dependent on consistent and reliable delivery of food, pharmaceuticals, power and other products to our facilities and the availability of employees to provide services at our facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted due to a natural disaster or a terrorist attack, it would have a significant impact on our facilities. For example, in connection with Hurricane Katrina in New Orleans several nursing home operators unaffiliated with us have been accused of not properly caring for their residents, which has resulted in, among other things, criminal charges being filed against the proprietors of those facilities. Furthermore, the impact, or impending threat, of a natural disaster has in the past and may in the future require that we evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for the patients. The impact of natural disasters and terrorist attacks is inherently uncertain. Such events could severely damage or destroy one or more of our facilities, harm our business, reputation and financial performance or otherwise cause our business to suffer in ways that we currently cannot predict.

The efficient operation of our business is dependent on our information systems, including our general ledger system.

We depend on several information technology systems for the efficient functioning of our business. The software programs supporting these systems are licensed to us by independent software developers. Our inability, or the inability of these developers, to continue to maintain and upgrade these information systems and software programs could disrupt or reduce the efficiency of our operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. For example, we are currently upgrading our general ledger system, including reorganizing our financial database configuration, implementing a re-designed chart of accounts and providing for the production of new financial reports. We currently plan to implement these changes to our general ledger system during the first quarter of 2007. There are inherent risks associated with modifications to our general ledger system, including the potential for inaccurately capturing data as well as system disruptions. Either of these problems, if not anticipated and appropriately mitigated, could have a negative impact on our ability to provide timely and accurate financial reporting and have a material adverse effect on our operations.

Risks Related to this Offering and Ownership of our Common Stock

We are controlled by our Sponsor, whose interests may conflict with yours.

Immediately following this offering, our Sponsor will control the vote of approximately     % of our common stock through its ownership of our common stock and as a result of our investor stockholders’ agreement. Accordingly, our Sponsor will have the power to control the outcome of matters on which stockholders are entitled to vote. These include the election of directors, the adoption or amendment of our certificate of incorporation and by-laws, possible mergers, corporate control contests and significant corporate transactions. Through its control of our board of directors, our Sponsor will also have the ability to appoint or replace our senior management and cause us to issue additional shares of our common stock or repurchase common stock, declare dividends or take other actions. Our Sponsor may make decisions regarding our company and business that are opposed to other stockholders’ interests or with which they disagree. Our Sponsor may also delay or prevent a change of control of us, even if that a change of control would benefit our other stockholders, which could deprive our stockholders of the opportunity to receive a premium for their common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of our Sponsor, the price of our common stock may be harmed.

Additionally, our Sponsor is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, controlling interests in businesses engaged in the healthcare industries that complement or directly or indirectly compete with certain portions of our business. Further, if it pursues such acquisitions in the healthcare industry, those acquisition opportunities may not be available to us. So long as our Sponsor continues to indirectly own a significant amount of our equity, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions. We urge you to read the discussions under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions” for further information about the equity interests held by our Sponsor and members of our senior management.

Our common stock has no prior public market, and it is not possible to predict how our stock will perform after this offering.

There has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	the depth and liquidity of the market for our common stock;

•	developments generally affecting the healthcare industry;

•	investor perceptions of us and our business;

•	actions by institutional or other large stockholders;

•	strategic actions, such as acquisitions or restructurings, or the introduction of new services by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	litigation and governmental investigations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team;

•	additions or departures of key personnel; and

•	our results of operations, financial performance and future prospects.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending or settling the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

We do not intend to pay dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the operation and expansion of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

You will incur immediate and substantial dilution in the net tangible book value of the stock you purchase.

Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities and the per share price paid by our existing stockholders to acquire our common stock. Accordingly, assuming an initial public offering price of $      per share, you will experience immediate and substantial dilution of approximately $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have

contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. See “Dilution.”

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could result in a restatement of our financial statements, cause investors to lose confidence in our financial statements and our company and have a material adverse effect on our business and stock price.

We produce our consolidated financial statements in accordance with the requirements of U.S. generally accepted accounting principles, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to help mitigate the risk of fraud and to operate successfully as a publicly traded company. As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm that addresses both management’s assessments and our internal controls. This requirement will apply to us starting with our annual report for the year ended December 31, 2007.

Our fiscal 2005 audit revealed a reportable condition in our internal controls over our financial closing and reporting processes. A reportable condition is a control deficiency, or combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principals such that there is a more than remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In particular, we and our independent registered public accounting firm identified numerous post-closing adjustments to our financial statements as part of the audit process. In addition, during our second quarter closing review and as we prepared to register the issuance of new 11% senior subordinated notes in an exchange offer for our private 11% senior subordinated notes, we identified certain accounting errors in our financial statements for the three years ended December 31, 2005 and the first quarter of 2006. These errors primarily related to purchase accounting entries made in connection with the Transactions. As a result of discovering these errors, we undertook a further review of our historical financial statements and identified adjustments to additional accounts. Following this review, our board of directors and independent registered public accounting firm concluded that an amendment of our annual report to holders of our 11% senior subordinated notes, which included the restatement of our financial statements for the three years ended December 31, 2005, and an amendment of our quarterly report to holders of our 11% senior subordinated notes for the first quarter of 2006, which included a restatement of our financial statements therein, was necessary. We are in the process of remediating the reportable condition identified above, in order to prevent and detect further errors in the financial statement closing process. We are doing this by hiring staff with the appropriate experience, upgrading our general ledger system setup to produce timely and accurate financial information and performing an evaluation of our internal controls and remediating where necessary. We have implemented many of these measures, and we intend to implement other measures to improve our internal control over financial reporting. If these measures are insufficient to address the issues raised, or if we discover additional internal control deficiencies, we may fail to meet reporting requirements established by the Securities and Exchange Commission and our reporting obligations under the terms of our existing or future indebtedness, our financial statements may contain material misstatements and require restatement and our business and operating results may be harmed.

The restatement of previously issued financial statements could also expose us to legal risk. The defense of any such actions could cause the diversion of management’s attention and resources, and we could be required to pay damages to settle such actions if any such actions are not resolved in our favor. Even if resolved in our favor, such actions could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement and negative reactions from our stockholders, creditors or others with which we do business. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our securities, including our common stock, to decline.

As we prepare to comply with Section 404, we may identify significant deficiencies or errors, including or in addition to those described above, that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue a favorable assessment if we conclude that our internal controls over financial reporting are effective. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, investors could lose confidence in our reported financial information and our company, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise additional financing if needed in the future.

If we fail to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner, we may also be subject to sanctions or investigation by regulatory authorities such as the Securities and Exchange Commission or The New York Stock Exchange.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission and requirements of The New York Stock Exchange, with which we are not required to comply as a private company. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management, will require us to have additional finance and accounting staff, may make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We will need to:

•	institute a more comprehensive compliance function;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. If our finance and accounting personnel insufficiently support us in fulfilling these public-company compliance obligations, or if we are unable to hire adequate finance and accounting personnel, we could face significant legal liability, which could have a material adverse effect on our financial condition and results of operations. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our independent registered public accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us.

In addition, we also expect that being a public company subject to these rules and regulations will require us to modify our director and officer liability insurance, and we may be required to accept reduced policy limits or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Substantial future sales of our common stock in the public market may cause the price of our stock to decline.

If our stockholders sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the completion of this offering, we will have outstanding approximately           shares of common stock, based upon the assumptions described in “The Offering.” Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act of 1933. The remaining           shares of common stock (or          shares if the underwriters exercise their overallotment option in full) outstanding immediately after this offering will be available for sale in the public market pursuant to Rules 144, 144(k) and 701 under the Securities Act of 1933 beginning on the date when the lock-up agreements between the underwriters and our current stockholders expire, which we currently expect will be on the 180th day after the date of this prospectus, subject to extension under certain circumstances. Additionally, the underwriters may release all or a portion of these shares subject to lock-up agreements at any time prior to this 180th day. We describe the lock-ups and the manner in which these shares may be resold in greater detail under “Shares Eligible for Future Sale.” Furthermore, we may sell additional shares of our common stock in subsequent public offerings. The market price of our common stock could decline as a result of any sales by us or our existing stockholders in the market after this offering, or the perception that these sales could occur.

Upon the completion of this offering, our current stockholders will hold          shares of common stock (or           shares if the underwriters exercise their over-allotment option in full), and will be entitled to certain rights to demand the registration of          shares of common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Once we register these shares, they may be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting” and the restrictions imposed on our affiliates under Rule 144. We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may also be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our equity securities may dilute your percentage ownership of us.

We will be a “controlled company” within the meaning of The New York Stock Exchange rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Onex and its affiliates will continue to control a majority of the voting power of our outstanding common stock and we will be a “controlled company” within the meaning of The New York Stock Exchange corporate governance standards. Under The New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be entirely composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be entirely composed of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to elect to be treated as a controlled company and thus utilize these exemptions. Although our board will be composed of a majority of independent directors immediately following the completion of this offering, our board may not consist of a majority of independent directors in the future. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the Securities and Exchange Commission and The New York Stock Exchange with respect to the independence of our audit committee. These rules permit our audit committee to consist of only one independent member upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of The New York Stock Exchange corporate governance requirements.

Our amended and restated certificate of incorporation, bylaws and Delaware law will contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

In addition to the effect that the concentration of ownership by our significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may enable our management to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management, even if doing so might be beneficial to our stockholders. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our amended and restated certificate of incorporation or amended and restated bylaws effective upon the completion of this offering, include:

•	our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	advance notice requirements for stockholders to nominate individuals to serve on our board of directors or to submit proposals that can be acted upon at stockholder meetings;

•	our board will be classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;

•	stockholder action by written consent will be prohibited;

•	special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors;

•	stockholders will not be permitted to cumulate their votes for the election of directors;

•	newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws; and

•	stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

These and other provisions in our amended and rested certificate of incorporation, amended and restated bylaws and Delaware law could discourage acquisition proposals and make it more difficult or expensive for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words, “anticipates,” “plans,” “expects,” “estimates,” “assumes,” “could,” “projects,” “intends,” “may,” “continue” or the negative of these and similar expressions are intended to identify forward-looking statements. Examples of such forward-looking statements include our expectations with respect to our strategy, expansion opportunities, extension of our business model and future growth. These forward-looking statements are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and management’s assumptions. We believe that our expectations are based upon reasonable beliefs, assumptions and information available to our management at the time the statements are made, however, such forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Numerous factors may affect our actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on our behalf. Factors that may cause such differences include, among others:

•	changes in Medicare and Medicaid payment levels and methodologies, including annual therapy caps, and the application of such methodologies by the government and its fiscal intermediaries;

•	the effect of government regulations and changes in regulations governing the healthcare industry, including our compliance with such regulations;

•	periodic reviews, audits and investigations by federal and state agencies;

•	our ability to obtain and maintain individual state facility licenses to operate;

•	changes in, or the failure to comply with, regulations governing the transmission and privacy of health information;

•	pending or threatened litigation and professional liability claims;

•	national and local economic conditions, including their effect on the availability and cost of labor, utilities and materials;

•	future cost containment initiatives by third-party payors;

•	demographic changes and changes in payor mix and payment methodologies;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain and increase census (volume of residents) levels;

•	the competitive environment in which we operate;

•	our ability to obtain adequate insurance coverage with financially viable insurance carriers, as well as the ability of our insurance carriers to fulfill their obligations;

•	changes in the current trends in the costs and volume of patient-care related claims, workers’ compensation claims and insurance costs related to such claims;

•	our ability to maintain good relationships with referral sources;

•	further consolidation in the industry in which we operate;

•	liquidity concerns, including as a result of delays in reimbursement;

•	our ability to integrate acquisitions and realize synergies and accretion;

•	our ability to manage growth effectively;

•	the failure to comply with environmental and occupational health and safety regulations;

•	unionization, work stoppages or slowdowns;

•	acts of God or public authorities, war, civil unrest, terrorism, fire, floods, earthquakes and other matters beyond our control;

•	our existing and future debt, which may affect our ability to obtain financing in the future or to comply with our existing debt covenants;

•	our ability to improve our fundamental business processes and reduce costs throughout the organization; and

•	the availability and terms of capital to fund acquisitions, capital expenditures and ongoing operations.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could materially affect our business. For additional information regarding factors that may cause our results of operations to differ materially from those presented herein, please see “Risk Factors” contained in this prospectus. Any subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above, as well as the risk factors contained in this prospectus. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable securities law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, the mid-point of the range shown on the front cover page of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us. The shares of common stock that may be purchased upon exercise of the underwriters over-allotment option are shares held by existing stockholders and are not additional shares issuable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We will use all of the net proceeds from this offering to:

•	redeem $70.0 million aggregate principal amount of our 11% senior subordinated notes, due January 15, 2014 for an aggregate redemption price of approximately $77.7 million; and

•	reduce the outstanding balance of our first lien term loan, including our revolving credit facility, using any remaining proceeds.

As of September 30, 2006, we owed $256.8 million under our first lien term loan. Borrowings under the first lien credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

Prior to January 31, 2007, for term loans the applicable margin was 1.75% for base rate loans and 2.75% for Eurodollar rate loans. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first nine months of 2006, the average interest rate applicable to term loans and Eurodollar rate term loans was 9.7% and 7.7%, respectively. For the first nine months of 2006, the average interest rate applicable to revolving loans was 9.8%. Effective January 31, 2007, the applicable margin for term loans is 1.25% for base rate loans and 2.25% for Eurodollar rate loans. Our first lien term loan matures on June 15, 2012.

Onex and certain members of our management used borrowings from our 11% senior subordinated notes and our first lien term loan to consummate the Transactions. See “Description of Indebtedness — 11% Senior Subordinated Notes.” Certain of the underwriters of this offering or their affiliates are or may become holders of our 11% senior subordinated notes and as such will receive a portion of the proceeds of this offering to the extent they hold our 11% senior subordinated notes at the time of redemption. In addition, affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities, Inc. and Scotia Capital (USA), Inc., each an underwriter in this offering, are lenders under our first lien secured credit facility and, as such, will receive a portion of the proceeds of this offering. We expect the aggregate amounts received by underwriters through the repayment of indebtedness will be less than 3% of the total net proceeds of the offering.

DIVIDEND POLICY

As of the completion of this offering, there will be no accrued dividends outstanding on our preferred stock, and all outstanding preferred stock will be converted into shares of our common stock. After the completion of this offering, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the operation and expansion of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. In addition, the credit agreement governing our first lien term loan and the indenture governing our 11% senior subordinated notes each restrict our ability to pay dividends to our stockholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006 as follows:

•	on an actual basis; and

•	pro forma to give effect to (a) the conversion of all outstanding shares of our series A preferred stock into shares of common stock concurrently with the completion of this offering, (b) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range shown on the front cover page of this prospectus and (c) the application of the proceeds therefrom as described under “Use of Proceeds.”

Assuming the completion of this offering on          , 2007, and a conversion price of $      (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our series A preferred stock will convert into           shares of our common stock concurrently with this offering. For a discussion of the conversion of our series A preferred stock see “Prospectus Summary — The Offering.”

You should read the capitalization table together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to our consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro forma
	(Unaudited, in thousands, except for share and per share values)

Cash and cash equivalents	$6,582	$

Long-term debt obligations, including current portions:
Revolving credit facility(1)	$—		$—
First lien term loan(2)	256,750
Capital leases and other debt	5,698
11% senior subordinated notes(3)	198,791

Total debt	461,239
Stockholders’ equity:
Convertible Preferred stock, $0.001 par value;
Authorized — 50,000 actual; shares pro forma;
Issued and outstanding — 22,312 actual; no shares pro forma	13,871
Common stock, $0.001 par value;
Authorized — 50,000 actual; shares pro forma;
Issued and outstanding — 24,923 actual; shares pro forma	—
Additional paid-in-capital	221,286
Accumulated earnings	—
Accumulated other comprehensive loss	(190)

Total stockholders’ equity	234,967

Total capitalization	$696,206	$

(1)	Our revolving credit facility provides for letters of credit and revolving credit loans. As of September 30, 2006, we had $70.8 million available for borrowing under our revolving credit facility, after taking into account $4.2 million of outstanding but undrawn letters of credit.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the mid-point of the price range shown on the front cover page of this prospectus) would decrease or increase, respectively, the outstanding principal amount of our first lien term loan on a pro forma basis and would increase or decrease, respectively, each of additional paid in capital and total stockholders’ equity on a pro forma basis by $ million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Our 11% senior subordinated notes were issued at a 0.7% discount to face value of $200 million. As of September 30, 2006, the 11% senior subordinated notes were recorded on our balance sheet at $198.8 million, net of $1.2 million of unamortized original issue discount.

The information in the table above does not include           shares of common stock reserved for future grants or issuance under our 2007 Incentive Award Plan and our Restricted Stock Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of September 30, 2006 was approximately $(207.3) million, or $(8,318.10) per share, not taking into account the conversion of our outstanding preferred stock into common stock. Our net tangible book value per share is equal to the sum of our total assets ($837.3 million) less intangible assets ($442.3 million) less total liabilities ($602.3 million) divided by the number of shares of our common stock outstanding. Assuming the completion of this offering on          , 2007, and a conversion price of $      (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our series A preferred stock will convert into           shares of our common stock concurrently with this offering. After taking into account the automatic conversion of all of our outstanding shares of series A preferred stock into common stock concurrently with the completion of this offering, our net tangible book value per share of our common stock as of September 30, 2006 was approximately $      per share. See “Prospectus Summary — The Offering” for a description of the conversion of our series A preferred stock.

Dilution in net tangible book value per share represents the difference between the amount paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our convertible preferred stock and the receipt and our intended use of approximately $      million of estimated net proceeds from our sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, the mid-point of the range shown on the front cover page of this prospectus, our net tangible book value as of September 30, 2006 would have been approximately $     million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2006 after conversion of convertible preferred stock	$
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net tangible book value after this offering by $      per share and the dilution in net tangible book value to new investors in this offering by $      per share.

The following table sets forth, as of September 30, 2006, after adjusting for the conversion of all of our convertible preferred stock into common stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $      per share, which is the mid-point of the range set forth on the front cover of this prospectus.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $      million assuming the number of shares offered by us, as shown on the front cover page of this prospectus, remains the same.

The above discussion and tables are based on           shares of common stock outstanding as of September 30, 2006 and exclude           shares of common stock reserved for future grants or issuance under our 2007 Incentive Award Plan and Restricted Stock Plan.

The shares of common stock that may be purchased upon exercise of the underwriters over-allotment option are shares held by existing stockholders, and are not additional shares issuable by us. As a result, exercise by the underwriters of the over-allotment option will have no effect on the tables and discussion included above.

We may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We have derived the unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 from our audited historical consolidated financial statements for the year ended December 31, 2005 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 and the unaudited pro forma consolidated balance sheet data as of September 30, 2006 from our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2006 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements.

The following unaudited pro forma consolidated financial statements are adjusted, as described below, to give pro forma effect to the following transactions, collectively the pro forma adjustments, all of which are deemed to have occurred simultaneously:

•	the divestiture of an assisted living facility in Carson, California in October 2005 and a skilled nursing facility in Big Spring, Texas (known as Comanche), in November 2005 for an aggregate sale price of $4.6 million, or the “Divestitures”;

•	the acquisition of two skilled nursing facilities and one skilled nursing and residential care facility in Missouri in March 2006 for an aggregate purchase price of $31.0 million, or the “Missouri Acquisitions”;

•	the acquisition of a leasehold interest in a skilled nursing facility in Nevada in June 2006 for $2.7 million, or the “Nevada Acquisition,” and together with the Missouri Acquisitions, the “Acquisitions”;

•	the Transactions described under “Certain Relationships and Related Party Transactions — The Transactions;” and

•	the adjustments for this offering and the use of proceeds therefrom, or the “Offering,” including:

•	our issuance of shares of our common stock at a price of $ per share, which is the mid-point of the range shown on the front cover page of this prospectus;

•	our receipt of the net proceeds from this offering of approximately $ after deducting underwriting discounts and commissions and estimated offering expenses of approximately $ payable by us;

•	our redemption of $70.0 million in aggregate principal amount of our 11% senior subordinated notes for an aggregate redemption price of approximately $77.7 million; and

•	our use of all remaining net proceeds to reduce the outstanding principal amount of our first lien term loan.

We describe our anticipated use of the proceeds of this offering, including the effect of any change in our initial public offering price and the exercise by the underwriters of their over-allotment option, in greater detail under “Use of Proceeds.”

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the Divestitures, the Acquisitions, the Transactions and the Offering as if they had occurred on January 1, 2005. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 gives effect to the Acquisitions and this Offering as if they had occurred on January 1, 2005. The unaudited pro forma balance sheet as of September 30, 2006 gives effect to this Offering as if it had occurred on September 30, 2006.

We present the unaudited pro forma consolidated financial statements for informational purposes only; they do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. We have based the unaudited pro forma consolidated financial statements on the estimates and assumptions set forth in the notes to these statements that management believes are reasonable. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated financial statements.

You should read the unaudited pro forma consolidated financial statements in conjunction with our historical consolidated financial statements and related notes, and other financial information and discussion included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Assumptions underlying the pro forma adjustments are described in the accompanying notes, which you should read in conjunction with these unaudited pro forma consolidated financial statements.

The acquisition of our business in the Transactions was accounted for, and is presented in, the pro forma consolidated financial statements, under the purchase method of accounting proscribed in Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” with intangible assets recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Accordingly, the Transactions were accounted for using the purchase method of accounting such that all of our assets and liabilities were recorded at their fair values as of the date of the acquisition including goodwill of $396.0 million, representing the purchase price in excess of the fair values of the tangible and identifiable intangible assets acquired.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2006

	Successor	Adjustments for
	Historical	this Offering			Pro Forma
	(In thousands, except share
	and per share values)

ASSETS:
Current assets:
Cash and cash equivalents and current escrows	$6,582	$			$
Accounts receivable, net	79,092
Other current assets	25,111

Total current assets	110,785
Property and equipment, net	217,689
Goodwill	407,364
Intangible assets, net	34,915
Other assets	66,552

Total assets	$837,305	$			$

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$55,113	$			$
Other current liabilities	23,299
Revolving credit facilities	—
Current portion of long-term debt and capital leases	2,930		(A	)

Total current liabilities	81,342
Long-term liabilities:
Long-term debt and capital leases, less current portion	458,309		(A	)
Other liabilities	62,687

Total liabilities	602,338
Stockholders’ equity:
Preferred stock, $0.001 par value;
Authorized — 50,000 actual; shares as adjusted;
Issued and outstanding — 22,297 actual; no shares as adjusted	13,871
Common stock, $0.001 par value;
Authorized — 50,000 actual; shares as adjusted;
Issued and outstanding — 24,908 actual; shares as adjusted	—
Additional paid-in capital	221,286		(B	)
Retained earnings	—		(C	)
Accumulated other comprehensive loss	(190)

Total stockholders’ equity	234,967

Total liabilities and stockholders’ equity	$837,305	$			$

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(A)	The following table sets forth the anticipated uses of the estimated $ million of gross proceeds to us from this offering (in thousands):

Redemption of 11% senior subordinated notes(1)		$70,000
Additional redemption price relating to 11% senior subordinated notes		7,700
Repayment of amounts outstanding under first lien term loan
Underwriting discounts and estimated transaction fees and expenses

Total	$

(1)	The 11% senior subordinated notes were issued at a 0.7% discount to face value of $200 million. As of September 30, 2006, the 11% senior subordinated notes were recorded on our balance sheet at $198.8 million, net of $1.2 million of unamortized original issue discount.

(B)	Adjustments to additional paid in capital reflect the following (in thousands):

Gross proceeds to us from the offering of common stock	$
Underwriting discounts and estimated transaction expenses
Par value of common stock issued in this offering

Total	$

(C)	Adjustments to retained earnings reflect the following for the redemption of the 11% senior subordinated notes (in thousands):

Additional redemption price	$
Unamortized original issue discount
Unamortized debt issuance costs

Total	$

Unaudited Pro Forma Consolidated Statement of Operations
for the Year Ended December 31, 2005

			Adjustments	Adjustments
		Adjustments	for the	for the	Adjustments		Adjustments
	Predecessor	for the	Missouri	Nevada	for the		for this
	Historical	Divestitures(A)	Acquisitions(B)	Acquisition(C)	Transactions		Offering		Pro Forma
	(In thousands except for share and per share data)

Revenue	$462,847	$(4,748)	$23,134	$3,642	$—		$		$
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	347,228	(4,232)	17,549	3,176	—
Rent cost of services	9,815	(128)	—	247	—
General and administrative	43,784	—	1,648	—	215	(D)
Depreciation and amortization	9,991	(114)	831	12	3,034	(E)

	410,818	(4,474)	20,028	3,435	3,249

Other income (expenses):
Interest expense	(27,629)	—	(589)	—	(15,062	)(F)		(H)(I)
Interest income and other	949	—	—	—	1,018	(G)
Change in fair value of interest rate hedge	(165)	—	—	—	—
Equity in earnings of joint venture	1,787	—	—	—	—
Write-off of deferred financing costs	(16,626)	—	—	—	—			(H)
Forgiveness of stockholder loan	(2,540)	—	—	—	—
Reorganization expenses	(1,007)	—	—	—	—
Gain on sale of assets	980	(980)	—	—	—

Total other income (expenses), net	(44,251)	(980)	(589)	—	(14,044)

Income (loss) from continuing operations before income taxes	7,778	(1,254)	2,517	207	(17,293)
(Benefit from) provision for income taxes	(13,048)	2,104	1,007	83	(6,917)

Income (loss) from continuing operations	$20,826	$(3,358)	$1,510	$124	$(10,376)		$		$

Income (loss) from continuing operations per common share, basic	$16.95	$(2.73)	$1.23	$0.10	$(8.44)
Income (loss) from continuing operations per common share, diluted	$16.14	$(2.60)	$1.17	$0.10	$(8.04)
Weighted average common shares outstanding, basic	1,228,965	1,228,965	1,228,965	1,228,965	1,228,965
Weighted average common shares outstanding, diluted	1,290,120	1,290,120	1,290,120	1,290,120	1,290,120

Notes to Pro Forma Consolidated Statement of Operations for the
Twelve Months Ended December 31, 2005

(A)	These adjustments reflect the operating income and expenses of the facilities sold in the Divestitures for the periods presented.

(B)	These adjustments reflect the operating income and expenses of the facilities acquired in the Missouri Acquisitions for the periods presented.

(C)	These adjustments reflect the operating income and expenses of the facility acquired in the Nevada Acquisition for the periods presented.

(D)	Represents the incremental additional management fee payable to our Sponsor following the Transactions, as compared to management fees that we historically paid to our former sponsor.

(E)	Represents change in amortization based upon estimates of the fair values and useful lives of identifiable intangible assets. The respective estimated amount of and lives of each category of identifiable intangible asset is as follows (dollars in thousands):

		Life
	Amount	(Years)

Patient lists	$800	0.33
Managed care contracts	7,700	5
Leasehold interest	7,012	15

	15,512
Indefinite life intangibles — Tradenames	17,000

Total adjustment to total intangible assets	$32,512

Identifiable intangible assets have been amortized on a straight-line basis in the unaudited pro forma consolidated statements of operations.

(F)	Reflects the elimination of historical interest expense as recorded in our consolidated financial statements prior to the completion of the Transactions and the addition of interest expense resulting from the indebtedness incurred or assumed in connection with the Transactions.

Historical aggregate interest expense and fees as reported	$(27,629)
Historical interest expense related to the Missouri Acquisitions	(589)
Estimated interest expense and fees in connection with borrowings under first lien term loan	19,128
Interest expense and amortization of original issue discount incurred in connection with 11% senior subordinated notes	22,166
Additional amortization of deferred financing costs	1,588
Interest associated with capital leases and other notes	398

Total	$15,062

Interest expense incurred in connection with borrowings under our first lien term loan are equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (i) the prime rate announced by Credit Suisse and (ii) the federal funds rate, plus one-half of 1.0% or (b) a reserve adjusted Eurodollar rate. To calculate pro forma interest expense under our first lien term loan for the period from January 1, 2005 to December 27, 2005, we have assumed a rate of 7.25% (three-month LIBOR plus 2.75% as of December 31, 2005) and applied that rate to the full outstanding principal amount of the term loan. A 1.0% change in interest rates would change cash interest expense for the year ended December 31, 2005 by approximately $2.6 million.

(G)	Represents the addition of incremental interest income resulting from additional cash of $35,178 that was added in connection with the Transaction.

(H)	We incurred debt issuance costs in connection with obtaining financing as part of the Transactions. We amortize those debt issuance costs over the life of the applicable indebtedness. These adjustments apply the amortization of these debt issuance costs over the full year 2005, net of the elimination of certain debt issuance costs as a result of the repayment of the applicable debt with the proceeds of this offering.

Amortization of debt issuance costs as reported	$
Full year amortization of debt issuance costs for the 11% senior subordinated notes
Full year amortization of debt issuance costs for the first lien term loan

Total	$

(I)	The pro forma adjustment to interest expense reflects the decrease of interest expense as a result of the use of net proceeds from this offering of approximately $ to repay certain existing indebtedness. The components to this adjustment to interest expense, net are as follows:

Reduction in estimated interest expense and fees in connection with borrowings under the first lien term loan	$
Reduction in interest expense and amortization of original issue discount incurred in connection with the 11% senior subordinated notes

Total	$

Unaudited Pro Forma Consolidated Statement of Operations
for the Nine Months Ended September 30, 2006

		Adjustments	Adjustments
		for the	for the	Adjustments
	Successor	Missouri	Nevada	for this
	Historical	Acquisitions(A)	Acquisition(B)	Offering		Pro Forma
	(In thousands)

Revenue	$391,753	$3,716	$3,217	$		$
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	292,436	2,921	2,806
Rent cost of services	7,457	—	365
General and administrative	28,956	257	—
Depreciation and amortization	10,439	139	15

	339,288	3,317	3,186

Other income (expenses):
Interest expense	(34,532)	(98)	—		(C)
Interest income and other	882	—	—
Change in fair value of interest rate hedge	(171)	—	—
Equity in earnings of joint venture	1,394	—	—

Total other income (expenses), net	(32,427)	(98)	—
Income from continuing operations before income taxes	20,038	301	31
Provision for (benefit from) income taxes	8,260	120	12

Income from continuing operations	$11,778	$181	$19	$		$

Income from continuing operations per common share, basic	$513.47	$7.89	$0.83
Income from continuing operations per common share, diluted	$513.47	$7.89	$0.83
Weighted average common shares outstanding, basic	22,938	22,938	22,938	22,938			22,938
Weighted average common shares outstanding, diluted	22,938	22,938	22,938	22,938			22,938

Notes to Pro Forma Consolidated Statement of Operations
for the Nine Months Ended September 30, 2006.

(A)	These adjustments reflect the operating income and expenses of the facilities acquired in the Missouri Acquisitions for the period presented.

(B)	These adjustments reflect the operating income and expenses of the facilities acquired in the Nevada Acquisition for the period presented.

(C)	The pro forma adjustment to interest expense reflects the decrease of interest expense as a result of the use of net proceeds from this offering of approximately $ to repay certain existing indebtedness. The components to this adjustment to interest expense, net are as follows:

Nine Months Ended
September 30, 2006

Reduction in estimated interest expense and fees in connection with borrowings under the first lien term loan	$
Reduction in interest expense and amortization of original issue discount incurred in connection with the 11% senior subordinated notes

Total	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data. We derived the selected historical consolidated financial data for each of the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements not included in this prospectus. We derived our selected historical consolidated financial data for the nine months ended September 30, 2005 and 2006 and as of September 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our selected historical consolidated statements of operations have been recast to reflect our California pharmacy business, which we sold in March 2005, as discontinued operations. The unaudited historical consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Historical results are not necessarily indicative of future performance. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. Due to the effect of the Transactions on the recorded amounts of assets, liabilities and stockholders’ equity, our financial statements prior to the Transactions are not comparable to our financial statements subsequent to the Transactions. You should read the information set forth below in conjunction with other sections of this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Consolidated Results of Operations,” and our consolidated historical financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

						Nine Months Ended
	Predecessor					September 30,
	Year Ended December 31,					Predecessor	Successor
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except for share and per share data)
Revenue	$289,248	$302,567	$316,939	$371,284	$462,847	$342,635	$391,753
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	226,332	235,052	243,520	281,395	347,228	257,837	292,436
Rent cost of services	7,453	7,320	7,168	7,883	9,815	7,297	7,457
General and administrative	40,518	18,474	19,219	25,148	43,784	21,985	28,956
Depreciation and amortization	16,018	7,947	8,069	8,597	9,991	7,427	10,439

	290,321	268,793	277,976	323,023	410,818	294,546	339,288

Other income (expenses):
Interest expense	(27,538)	(25,175)	(27,486)	(22,370)	(27,629)	(19,037)	(34,532)
Interest income and other	548	588	147	789	949	538	882
Change in fair value of interest rate hedge	—	—	(1,006)	(926)	(165)	(136)	(171)
Equity in earnings of joint venture	98	972	1,161	1,701	1,787	1,362	1,394
Write-off of deferred financing costs	—	—	(4,111)	(7,858)	(16,626)	(11,021)	—
Forgiveness of stockholder loan	—	—	—	—	(2,540)	—	—
Reorganization expenses	(4,787)	(12,304)	(12,964)	(1,444)	(1,007)	(554)	—
Provision for the impairment of long-lived assets	(111,176)	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	980	—	—

Total other (expenses) income, net	(142,855)	(35,919)	(44,259)	(30,108)	(44,251)	(28,848)	(32,427)

(Loss) income before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	(143,928)	(2,145)	(5,296)	18,153	7,778	19,241	20,038
(Benefit from) provision for income taxes	(20,531)	—	(1,645)	4,421	(13,048)	(6,404)	8,260

(Loss) income before discontinued operations and cumulative effect of a change in accounting principle	(123,397)	(2,145)	(3,651)	13,732	20,826	25,645	11,778
(Loss) income from discontinued operations, net of tax	(9,659)	2,851	1,966	2,789	14,740	14,788	—
Cumulative effect of a change in accounting principle, net of tax	—	—	(12,261)	—	(1,628)	—	—

Net (loss) income	(133,056)	706	(13,946)	16,521	33,938	40,433	11,778
Accretion on preferred stock	(2,464)	(2,760)	—	(469)	(744)	(498)	(13,625)

Net (loss) income attributable to common stockholders	$(135,520)	$(2,054)	$(13,946)	$16,052	$33,194	$39,935	$(1,847)

Net (Loss) Income Per Share Data:
Net (loss) income per common share, basic	$(119.41)	$(1.81)	$(12.06)	$13.45	$27.01	$32.20	$(80.52)
Net (loss) income per common share, diluted	$(119.41)	$(1.81)	$(12.06)	$12.47	$25.73	$30.72	$(80.52)
Weighted average common shares outstanding, basic	1,134,944	1,134,944	1,156,634	1,193,501	1,228,965	1,240,085	22,938
Weighted average common shares outstanding, diluted	1,134,944	1,134,944	1,156,634	1,286,963	1,290,120	1,300,076	22,938
Pro forma per common share, basic (unaudited)(1):
Numerator:
Net (loss) income, as reported	$(133,056)	$706	$(13,946)	$16,521		$40,433

						Nine Months Ended
	Predecessor					September 30,
	Year Ended December 31,					Predecessor	Successor
	2001	2002	2003	2004	2005	2005	2006
	(In thousands, except for share and per share data)
Accretion on preferred stock	(2,464)	(2,760)	—	(469)		(498)

Net (loss) income attributable to common stockholders	$(135,520)	$(2,054)	$(13,946)	$16,052		$39,935

Denominator:
Weighted average common shares outstanding used in pro forma per common share, basic (unaudited)(1)	1,134,944	1,134,944	1,156,634	1,193,501		1,240,085
Pro forma net (loss) income per common share, basic (unaudited)(1)	$(119.41)	$(1.81)	$(12.06)	$13.45		$32.20
Pro forma per common share, diluted (unaudited)(1):
Numerator:
Net (loss) income attributable to common stockholders	$(135,520)	$(2,054)	$(13,946)	$16,052		$39,935
Effect of assumed conversions, if applicable	—	—	—	—		—

Net (loss) income attributable to common stockholders plus effect of assumed conversions	$(135,520)	$(2,054)	$(13,946)	$16,052		$39,935

Denominator:
Weighted average common shares outstanding used in pro forma per common share, basic	1,134,944	1,134,944	1,156,634	1,193,501		1,240,085
Plus: incremental shares from assumed conversions, if applicable	—	—	—	93,462		59,991
Adjusted weighted average common shares outstanding used in pro forma per common share, diluted (unaudited)	1,134,944	1,134,944	1,156,634	1,286,963		1,300,076
Pro forma net (loss) income per common share, diluted (unaudited)(1)	$(119.41)	$(1.81)	$(12.06)	$12.47		$30.72

						Nine Months Ended
	Predecessor					September 30,
	Year Ended December 31,					Predecessor	Successor
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Other Financial Data
Capital expenditures (excluding acquisitions)	$4,411	$5,902	$19,119	$8,212	$11,183	$8,703	$13,384
Net cash provided by (used in) operating activities	22,915	30,378	(15,221)	48,358	14,595	12,499	24,406
Net cash (used in) provided by investing activities	(6,273)	(5,031)	(26,093)	(45,230)	(223,242)	23,598	(52,965)
Net cash (used in) provided by financing activities	(6,040)	(15,797)	23,486	(1,132)	241,253	(39,963)	(2,131)
EBITDA(2)	(110,579)	33,240	19,817	51,120	57,561	59,955	64,127
EBITDA margin(2)	N/A	11.0%	6.3%	13.8%	12.4%	17.5%	16.4%
Adjusted EBITDA(2)	$15,043	$42,693	$45,459	$58,559	$77,778	$56,878	$64,298
Adjusted EBITDA margin(2)	5.2%	14.1%	14.3%	15.8%	16.8%	16.6%	16.4%

						Successor
	Predecessor					As of
	As of December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(In thousands)

Balance Sheet Data
Cash and cash equivalents	$10,948	$20,498	$2,670	$4,666	$37,272	$6,582
Working capital	(226,349)	(208,421)	(9,109)	15,036	60,436	29,443
Property and equipment, net	149,389	147,720	157,146	192,397	191,151	217,689
Total assets	254,398	257,323	260,407	308,860	813,982	837,305
Revolving credit facilities	27,373	22,848	16,124	15,000	—	—
Long-term debt (including current portion)	212,793	201,558	237,916	265,885	463,309	461,239
Total stockholders’ equity (deficit)	66,362	(69,440)	(82,313)	(50,475)	222,927	234,967

Notes

(1)	Pro forma net (loss) income per common share gives effect to the conversion of our series A preferred stock into approximately shares of common stock, which will occur concurrently with the completion of this offering, assuming the completion of this offering on September 30, 2006, and a conversion price of $ , which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus.

(2)	We define EBITDA as net (loss) income before depreciation, amortization and interest expenses (net of interest income and other) and the (benefit from) provision for income taxes. EBITDA margin is EBITDA as a percentage of revenue. We prepare Adjusted EBITDA by adjusting EBITDA (each to the extent applicable in the appropriate period) for:

•	discontinued operations, net of tax;

•	the effect of a change in accounting principle;

•	the change in fair value of an interest rate hedge;

•	reversal of a charge related to the decertification of a facility;

•	gains or losses on sale of assets;

•	provision for the impairment of long-lived assets;

•	the write-off of deferred financing costs of extinguished debt;

•	reorganization expenses; and

•	fees and expenses related to the Transactions.

We believe that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of the financial performance and prospects for the future of our core business activities. Specifically, we believe that a report of EBITDA and Adjusted EBITDA provide consistency in our financial reporting and provides a basis for the comparison of results of core business operations between our current, past and future periods. EBITDA and Adjusted EBITDA are two of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business from period to period without the effect of GAAP expenses, revenues and gains that are unrelated to the day-to-day performance of our business. We also use EBITDA and Adjusted EBITDA to benchmark the performance of our business against expected results, analyzing year over year trends, as described below, and to compare our operating performance to that of our competitors.

Management uses both EBITDA and Adjusted EBITDA to assess the performance of our core business operations, to prepare operating budgets and to measure our performance against those budgets on a corporate, segment and a facility by facility level. We typically use Adjusted EBITDA for these purposes at the corporate level (because the adjustments to EBITDA are not generally allocable to any individual business unit) and we typically use EBITDA to compare the operating performance of each skilled nursing and assisted living facility, as well as to assess the performance of our operating segments: long term care services, which includes the operation of our skilled nursing and assisted living facilities; and ancillary services, which includes our rehabilitation therapy and hospice businesses. EBITDA and Adjusted EBITDA are useful in this regard because they do not include such costs as interest expense, income taxes, depreciation and amortization expense and special charges, which may vary from business unit to business unit and period to period depending upon various factors, including the method used to finance the business, the amount of debt that we have determined to incur, whether a facility is owned or leased, the date of acquisition of a facility or business, the original purchase price of a facility or business unit or the tax law of the state in which a business unit operates. These types of charges are dependent on factors unrelated to our underlying business. As a result, we believe that the use of EBITDA and Adjusted EBITDA provide a meaningful and consistent comparison of our underlying business between periods by eliminating certain items required by GAAP which have little or no significance in our day-to-day operations.

We also make capital allocations to each of our facilities based on expected EBITDA returns and establish compensation programs and bonuses for our executive management and facility level employees that are based upon the achievement of pre-established EBITDA and Adjusted EBITDA targets.

We also use Adjusted EBITDA to determine compliance with our debt covenants and assess our borrowing ability. The credit agreement governing our first lien term loan uses a measure substantially similar to Adjusted EBITDA as the basis for determining compliance with our financial covenants, specifically our minimum interest coverage ratio and our maximum total leverage ratio, and for determining the interest rate of our first lien term loan. The indenture governing our 11% senior subordinated notes due 2014 also uses a substantially similar measurement for determining the amount of additional debt we may incur. For example, both our credit facility and the indenture for the 11% senior subordinated notes include adjustments for (i) gain or losses on the sale of assets, (ii) the write-off of deferred financing costs of extinguished debt; (iii) reorganization expenses; and (iv) fees and expenses related to the Transactions. Our non-compliance with these financial covenants could lead to acceleration of amounts under our credit facility. In addition, if we cannot satisfy certain financial covenants under the indenture for our 11% senior subordinated notes, we cannot engage in specified activities, such as incurring additional indebtedness or making certain payments. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

Despite the importance of these measures in analyzing our underlying business, maintaining our financial requirements, designing incentive compensation and for our goal setting both on an aggregate and facility level basis, EBITDA and Adjusted EBITDA are non-GAAP financial measures that have no standardized meaning defined by GAAP. Therefore, our EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect any income tax payments we may be required to make;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows;

•	they do not reflect the impact on earnings of charges resulting from certain matters we consider not to be indicative of our on-going operations; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement both net (loss) income and consolidated cash flow on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business. We strongly encourage investors to consider both net (loss) income and cash flows determined under GAAP as compared to EBITDA and Adjusted EBITDA, and to perform their own analysis, as appropriate.

The following table provides a reconciliation from our net (loss) income (including the pro forma presentations thereof), which is the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles for the periods indicated:

	Predecessor					Nine Months Ended September 30,
	Year Ended December 31,					Predecessor	Successor
	2001	2002	2003	2004	2005	2005	2006
	(In thousands)

Net (loss) income	$(133,056)	$706	$(13,946)	$16,521	$33,938	$40,433	$11,778
Plus
(Benefit from) provision for income taxes	(20,531)	—	(1,645)	4,421	(13,048)	(6,404)	8,260
Depreciation and amortization	16,018	7,947	8,069	8,597	9,991	7,427	10,439
Interest expense, net of interest income	26,990	24,587	27,339	21,581	26,680	18,499	33,650

EBITDA	(110,579)	33,240	19,817	51,120	57,561	59,955	64,127
Discontinued operations, net of tax(a)	9,659	(2,581)	(1,966)	(2,789)	(14,740)	(14,788)	—
Cumulative effect of a change in accounting principle(b)	—	—	12,261	—	1,628	—	—
Change in fair value of interest rate hedge(c)	—	—	1,006	926	165	136	171
Reversal of charge related to decertification of a facility(d)	—	—	(2,734)	—	—	—	—
Gain on sale of assets(e)	—	—	—	—	(980)	—	—
Provision for the impairment of long-lived assets(f)	111,176	—	—	—	—	—	—
Write-off of deferred financing costs of extinguished debt(g)	—	—	4,111	7,858	16,626	11,021	—
Reorganization expenses(h)	4,787	12,304	12,964	1,444	1,007	554	—
Expenses related to the Transactions(i)	—	—	—	—	16,511	—	—

Adjusted EBITDA	$15,043	$42,963	$45,459	$58,559	$77,778	$56,878	$64,298

Notes

(a)	In March 2005, we sold our California-based institutional pharmacy business and, therefore, the results of operations of our California-based pharmacy business have been classified as discontinued operations. As our pharmacy business has been sold, these amounts are no longer part of our core operating business.

(b)	In 2005, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” In 2003, we recorded the cumulative effect of a change in accounting principle as a result of our adoption of SFAS No. 150 “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” which requires that financial instruments issued in the form of shares that are mandatorily redeemable be classified as liabilities.

While these items are required under GAAP, they are not reflective of the operating income and losses of our underlying business.

(c)	Changes in fair value of an interest rate hedge are unrelated to our core operating activities and we believe that adjusting for these amounts allows us to focus on actual operating costs at our facilities.

(d)	In 2003, we reversed a charge recorded in 2000 related to a facility decertification from the Medicare and Medicaid programs. We appealed the decertification decision and in November 2002 reached a settlement for a recertification, resulting in the recovery of previously uncompensated care expenses in the amount of approximately $2.7 million. We believe our reversal of this charge is appropriate as the amount relates to a charge previously recorded in 2000. Even though the reversal is appropriate under GAAP, this amount is not reflective our of true operating income for 2003.

(e)	While gains or losses on sales of assets are required under GAAP, these amounts are also not reflective of income and losses of our underlying business.

(f)	Reflects a write off due to impairment of long-lived assets in connection with our predecessor company’s Chapter 11 reorganization. The write off reflected a revaluation of certain of our assets and did not reflect the performance of our core operations.

(g)	Reflects deferred financing costs that have been expensed in connection with the repayment of previously outstanding debt and deferred financing costs that were expensed upon repayment of our second lien senior secured term loan in connection with the Transactions. Write-offs for deferred financing costs are the result of distinct capital structure decisions made by our management and are unrelated to our day-to-day operations.

(h)	Represents expenses incurred in connection with our predecessor company’s Chapter 11 reorganization. We believe that reorganization expenses will be immaterial in 2007 and, upon acceptance of our final petition by the bankruptcy court, which we expect will occur in the first half of 2007, we will no longer incur reorganization expenses. As a result, we do not believe that these expenses are reflective of the performance of our core operating business.

(i)	Represents (1) $0.2 million in fees paid by us in connection with the Transactions for valuation services and an acquisition audit; (2) our forgiveness in connection with the completion of the Transactions of a $2.5 million note issued to us in March 1998 by our then-Chairman of the Board, William Scott; (3) a $4.8 million bonus award expense incurred in December 2005 upon the completion of the Transactions pursuant to trigger event cash bonus agreements between us and our Chief Financial Officer, John King, and our Executive Vice President and President Ancillary Subsidiaries, Mark Wortley, in order to compensate them similarly to the economic benefit received by other executive officers who had previously purchased restricted stock; and (4) non-cash stock compensation charges of $9.0 million incurred in connection with restricted stock granted to certain of our senior executives. As these expenses relate solely to the Transactions, we do not expect to incur these types of expenses in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events and are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. See “Special Note Regarding Forward-Looking Statements” for a discussion of risks associated with reliance on forward-looking statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Business Overview

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of September 30, 2006, we owned or leased 60 skilled nursing facilities and 12 assisted living facilities, together comprising approximately 8,300 licensed beds. Our facilities, approximately 72% of which we own, are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 86.8% and 85.8%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In 2005 and the first nine months of 2006, our revenue was $462.8 million and $391.8 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service and accordingly pay higher fees. We have increased our skilled mix from 19.1% for 2003 to 23.6% for the first nine months of 2006. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenues. We have increased our quality mix from 58.8% in 2003 to 68.0% for the first nine months of 2006. In 2005, our net income before the cumulative effect of a change in accounting principle was $35.6 million, our EBITDA was $57.6 million and our Adjusted EBITDA was $77.8 million. In the first nine months of 2006, our net income was $11.8 million, our EBITDA was $64.1 million and our Adjusted EBITDA was $64.3 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data.”

We operate our business in two reportable operating segments: long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of our business, and ancillary services, which include our rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations.

Historical Overview

The Transactions

In December 2005, Onex Partners LP and Onex Corporation, together Onex, certain members of our management and Baylor Healthcare System, together the rollover investors, and other associates of Onex purchased our business in a merger for $645.7 million. Onex and the rollover investors funded the purchase price, related transaction costs and an increase of cash on our balance sheet with equity contributions of approximately $222.9 million, the issuance and sale of $200.0 million principal amount of our 11% senior subordinated notes and the incurrence and assumption of $259.4 million in term loan debt. Immediately after the merger, Onex, its affiliates and associates, and the rollover investors held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock issued to management at the time of the Transactions.

As a result of the merger, our assets and liabilities were adjusted to their estimated fair value as of the closing of the merger. The excess of total purchase price over the fair value of our tangible and identifiable intangible assets was allocated to goodwill in the amount of approximately $396.0 million, which will be subject to an annual impairment test. We refer to the transactions contemplated by the merger agreement, the equity contributions, the financings and use of proceeds of the financings, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions.”

Acquisitions and Divestitures

From the beginning of 2003 through September 30, 2006, we have acquired or entered into long-term leases for 26 skilled nursing and assisted living facilities across four states. During this time period, we also sold one skilled nursing facility and one assisted living facility.

From September 2003 through December 2004, we acquired six skilled nursing facility capital leases with purchase options, four of which we have subsequently exercised, along with an operating lease for a new 190 bed skilled nursing facility in Summerlin, Nevada, near Las Vegas, Nevada. In December 2004, we acquired seven skilled nursing facilities and eight assisted living facilities in Kansas, which we refer to as the Vintage Park group of facilities, for $42.0 million in cash, our largest acquisition to date, and assumed operation of these facilities on January 1, 2005. As of September 30, 2006, the Vintage Park group of facilities had 838 licensed beds. The aggregate purchase price for our acquisitions between September 2003 and December 2004 was approximately $58.0 million.

In August 2005, we entered into agreements to sell an assisted living facility in California with 230 licensed beds and a skilled nursing facility in Texas with 119 licensed beds. The sale transactions were completed on October 14, 2005 and November 1, 2005, respectively, for an aggregate sales price of $4.6 million in cash.

On March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. These facilities added approximately 666 beds to our operations.

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

Discontinued Operations

On March 31, 2005, we completed the disposition of our California pharmacy business, which comprised two institutional pharmacies in southern California, in a sale to Kindred Pharmacy Services for approximately $31.5 million in cash. We continue to hold our joint venture interest in an institutional pharmacy in Austin, Texas. Our consolidated statements of income reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

The following table sets forth selected financial data of our discontinued operations.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005
	(In thousands)
				(Unaudited)

Revenue	$50,382	$50,068	$13,109	$13,109
Income from discontinued operations, net of taxes	1,966	2,789	14,740	14,788

Reorganization under Chapter 11

On October 2, 2001, our predecessor company and 19 of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division, or the bankruptcy court. On November 28, 2001, our predecessor company’s remaining three subsidiaries also filed voluntary petitions for protection under Chapter 11. From the date it filed the petition with the bankruptcy court through September 30, 2006, our predecessor company and we incurred reorganization expenses totaling approximately $32.5 million.

Upon emerging from bankruptcy on August 19, 2003, our predecessor company repaid or restructured all of its indebtedness in full, paying all accrued interest expenses and issuing 5.0% of our common stock to former holders of its then outstanding 11 1/4% senior subordinated notes.

The financial difficulties that led to our predecessor company’s filing under Chapter 11 were caused by a combination of industry and company specific factors. Effective in 1997, the federal government fundamentally changed the reimbursement system for skilled nursing operators, which had a significant adverse effect on the cash flows of many providers, including our predecessor company. Soon thereafter, our predecessor company also began to experience significant industry-wide increases in its labor costs and professional liability and other insurance costs that adversely affected its operating results.

In early 2001, one of our predecessor company’s facilities was temporarily decertified from the Medicare and Medicaid programs for alleged regulatory compliance reasons, causing a significant loss and delay in receipt of revenue at this facility. During this time, our predecessor company was also subject to an unrelated significant adverse professional liability judgment. These events occurred as the amortization of principal payments on our predecessor company’s then outstanding senior debt substantially increased. To preserve resources for its operations, our predecessor company discontinued amortization payments on its senior debt and interest payments on its subordinated debt and began to negotiate with its lenders to restructure its balance sheet. Early in the fourth quarter of 2001, before it could reach an agreement with its lenders, the plaintiff in our predecessor company’s professional liability litigation placed a lien on its assets, including its cash. With its ability to operate severely restricted, our predecessor company filed for protection under Chapter 11. Our predecessor company was ultimately able to settle the professional liability claim for an amount that was fully covered by insurance proceeds.

Following its petition for protection under Chapter 11, our predecessor company and its subsidiaries continued to operate their businesses as debtors-in-possession, subject to the jurisdiction of the bankruptcy court through August 19, 2003. While in bankruptcy our predecessor company retained a new management team that:

•	emphasized quality of care;

•	recruited experienced facility level management and nursing staff;

•	accelerated revenue growth by improving census and payor mix by focusing on higher acuity patients;

•	managed corporate and facility level operating expenses by streamlining support processes and eliminating redundant costs;

•	expanded our corporate infrastructure by establishing a risk management team, legal department and human resources department; and

•	implemented a new information technology system to provide rapid data delivery for management decision making.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators that affect our revenue and profitability. The most important key performance indicators for our business are:

•	Skilled mix — the number of Medicare and non-Medicaid managed care patient days at our skilled nursing facilities divided by the total number of patient days at our skilled nursing facilities for any given period.

•	EBITDA — net (loss) income before depreciation, amortization and interest expenses and the provision for income taxes. Additionally, Adjusted EBITDA means EBITDA as adjusted for non-core operating items. See footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for an explanation of the adjustments and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

•	Average daily rates — revenue per patient per day for Medicare or managed care, Medicaid and private pay and other, calculated as total revenues for Medicare or managed care, Medicaid and private pay and other at our skilled nursing facilities divided by actual patient days for that revenue source for any given period.

•	Quality mix — the amount of non-Medicaid revenue from each of our business units as a percentage of total revenue. In most states, Medicaid is the least attractive payor source, as rates are generally the lowest of all payor types.

•	Occupancy percentage — the average daily ratio during a measurement period of the total number of residents occupying a bed in a skilled nursing facility to the number of available beds in the skilled nursing facility. During any measurement period, the number of licensed beds in a skilled nursing facility that are actually available to us may be less than the actual licensed bed capacity due to, among other things, bed decertifications.

•	Percentage of facilities owned — the number of skilled nursing facilities and assisted living facilities that we own as a percentage of the total number of facilities. We believe that our success is influenced by the level of ownership of the facilities we operate.

•	Average daily number of patients — the total number of patients at our skilled nursing facilities in a period divided by the number of days in that period.

•	Number of facilities and licensed beds — the total number of skilled nursing facilities and assisted living facilities that we own or operate and the total number of licensed beds associated with these facilities.

The following table summarizes our key performance indicators, along with other statistics, for each of the dates or periods indicated (unaudited):

	Year Ended December 31,				Nine Months Ended September 30,
	2003	2004	2005		2005		2006

Occupancy statistics (skilled nursing facilities):
Available beds in service at end of period	6,234	6,293 (1)	6,848		6,947		7,337
Available patient days	2,155,279	2,282,681	2,529,782		1,897,917		1,939,375
Actual patient days	1,876,845	2,012,097	2,155,183		1,617,541		1,692,033
Occupancy percentage	87.1%	88.1%	85.2	%(2)	85.2	%(3)	87.2%
Skilled mix	19.1%	20.6%	22.4%		22.4%		23.6%
Average daily number of patients	5,142	5,498	5,905		5,925		6,197
EBITDA(4) (in thousands)	$19,817	$51,120	$57,561		$59,955		$64,127
Adjusted EBITDA(4) (in thousands)	$45,459	$58,559	$77,778		$56,878		$64,298
Revenue per patient day (skilled nursing facilities)
Medicare	$362	$394	$434		$430		$451
Managed care	319	326	343		341		348
Medicaid	106	109	117		110		124
Private and other	120	127	134		133		143
Weighted average for all	156	167	187		181		199
Revenue from:
Medicare	33.8%	35.8%	36.3%		36.7%		36.2%
Managed care and private pay	25.0	25.6	30.2		29.8		31.8

Quality mix	58.8	61.4	66.5		66.5		68.0
Medicaid	41.2	38.6	33.5		33.5		32.0

Total	100%	100%	100%		100%		100%

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006

Facilities:
Skilled nursing facilities (at end of period):
Owned	29	33	39	40	42
Leased	19	17	17	17	18

Total skilled nursing facilities	48	50	56	57	60

Total licensed beds	6,337	6,736	6,937	7,050	7,518
Assisted living facilities (at end of period):
Owned	2	2	10	10	10
Leased	3	3	2	3	2

Total assisted living facilities	5	5	12	13	12

Total licensed beds	700	700	822	1,052	794
Total facilities (at end of period)	53	55	68	70	72
Percentage owned facilities (at end of period)	58.5%	63.6%	72.1%	71.4%	72.2%

(1)	Excludes the Vintage Park group of facilities that we acquired on December 31, 2004 and began operations on January 1, 2005, and our Summerlin, Nevada facility for which we acquired an operating lease on September 30, 2004 and that was under construction for the remainder of 2004.

(2)	Occupancy percentage was 86.6% excluding Summerlin, Nevada, which was in start-up phase in 2005.

(3)	Occupancy percentage was 87.1% excluding Summerlin, Nevada, which was in start-up phase in 2005.

(4)	EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles. We define EBITDA as net (loss) income before depreciation, amortization and interest expenses and the provision for income taxes. See footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for a description of our use of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA. See footnote 2 to “Selected Historical Consolidated Financial Data” for a reconciliation to net (loss) income, which is the most directly comparable financial measure presented in accordance with generally accepted accounting principles.

Revenue

Revenue by Service Offering

In our long-term care services segment we derive the majority of our revenue by providing skilled nursing care and integrated rehabilitation therapy services to residents in our network of skilled nursing facilities. In our ancillary services segment we derive revenue by providing related healthcare services, including our rehabilitation therapy services provided to third-party facilities and hospice care. The following table shows the percentage of our total revenue generated by each of these segments for the periods presented:

	Percentage Total Revenue
				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(Unaudited)

Long-term care services segment:
Skilled nursing facilities	92.2%	90.8%	86.8%	87.3%	85.8%
Assisted living facilities	2.3	2.0	3.5	3.6	2.9

Total long-term care services segment	94.5	92.8	90.3	90.9	88.7
Ancillary services segment:
Third-party rehabilitation therapy services	5.6	7.1	9.2	8.7	10.7
Hospice	—	—	0.4	0.3	0.8

Total ancillary services segment	5.6	7.1	9.6	9.0	11.5
Other:	(0.1)	0.1	0.1	0.1	(0.2)

Total	100%	100%	100%	100%	100%

Although our total revenue derived from skilled nursing facilities generally continues to increase, the percentage of total revenue that is derived from skilled nursing facilities has declined as revenue growth in our ancillary services segment has occurred at a faster rate. We expect this trend to continue in the near-term as we continue to enhance and expand our offerings in our ancillary services segment.

Sources of Revenue

Long-term care services segment

Skilled Nursing Facilities.  Within our skilled nursing facilities, we generate our revenue from Medicare, Medicaid, managed care providers, insurers, private pay and other sources. We believe that our skilled mix is an important indicator of our success in attracting high-acuity patients because it represents the percentage of our patients who are reimbursed by Medicare and managed care payors, for whom we receive the most favorable reimbursement rates. Medicare and managed care payors typically do not provide reimbursement for custodial care, which is a basic level of healthcare.

The following table sets forth our Medicare, managed care, private pay/other and Medicaid patient days for our skilled nursing facilities as a percentage of total patient days for our skilled nursing facilities and the level of skilled mix for our skilled nursing facilities:

	Percentage Skilled Nursing Patient Days
				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(Unaudited)

Medicare	15.7%	16.8%	17.8%	17.9%	18.2%
Managed care	3.4	3.8	4.6	4.5	5.4

Skilled mix	19.1	20.6	22.4	22.4	23.6
Private and other	15.0	14.0	16.2	16.3	16.6
Medicaid	65.9	65.4	61.4	61.3	59.8

Total	100%	100%	100%	100%	100%

Assisted Living Facilities.  Within our assisted living facilities, we generate our revenue primarily from private pay sources, with a small portion earned from Medicaid or other state specific programs.

Ancillary services segment

Rehabilitation Therapy.  As of September 30, 2006, we provided rehabilitation therapy services to a total of 159 facilities, 60 of which were our facilities and 99 of which were unaffiliated facilities. Rehabilitation therapy revenue derived from servicing our own facilities is included in our revenue from skilled nursing facilities. Our rehabilitation therapy business receives payment for services from skilled nursing facilities based on negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered.

Hospice.  We established our hospice business in 2004 and provided hospice care in Texas and California. We derive substantially all of the revenue from our hospice business from Medicare reimbursement for hospice services.

Regulatory and other Governmental Actions Affecting Revenue

We derive a substantial portion of our revenue from the Medicare and Medicaid programs. For the year ended December 31, 2005, we derived approximately 36.3% and 33.5% of our total revenue from the Medicare and Medicaid programs, respectively, and for the nine months ended September 30, 2006, we derived approximately 36.2% and 32.0% of our total revenue from the Medicare and Medicaid programs, respectively. In addition, our rehabilitation therapy services, for which we receive payment from private payors, are significantly dependent of Medicare and Medicaid funding, as those private payors are often reimbursed by these programs.

Medicare.  Medicare is an exclusively federal program that primarily provides healthcare benefits to beneficiaries who are 65 years of age or older. It is a broad program of health insurance designed to help the nation’s elderly meet hospital, hospice, home health and other health care costs. Medicare coverage extends to certain persons under age 65 who qualify as disabled and those having end-stage renal disease.

Medicare reimburses our skilled nursing facilities under a prospective payment system, or PPS, for inpatient Medicare Part A covered services. Under the PPS, facilities are paid a predetermined amount per patient, per day, based on the anticipated costs of treating patients. The amount to be paid is determined by classifying each patient into a resource utilization group, or RUG, category that is based upon each patient’s acuity level. As of January 1, 2006, the RUG categories were expanded from 44 to 53, with increased reimbursement rates for treating higher acuity patients. The new rules also implemented a market basket increase that increased rates by 3.1% for fiscal year 2006. At the same time, Congress terminated certain temporary add on payments that were added in 1999 and 2000 as the nursing home industry came under financial pressure from prior Medicare cuts. Therefore, while Medicare payments to skilled nursing facilities were reduced by an estimated $1.02 billion because of the expiration of the temporary payment add-ons, this reduction was more than offset by a $510 million increase in payments resulting from the refined classification system and a $530 million increase resulting from updates to the payment rates in connection with the market basket index. While the fiscal year 2006 Medicare skilled nursing facility payment rates will not decrease payments to skilled nursing facilities, the loss of revenue associated with future changes in skilled nursing facility payments could, in the future, have an adverse impact on our financial condition or results of operation.

On February 8, 2006, President Bush signed into law the Deficit Reduction Act of 2005, or DRA, which will reduce net Medicare and Medicaid spending by a net of approximately $11.1 billion over five years. Under previously enacted federal law, caps on annual reimbursements for rehabilitation therapy became effective on January 1, 2006. The DRA provides for exceptions to those caps for patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B and provided through the end of 2006. The Tax Relief and Health Care Act of 2006 extended these exceptions through the end of 2007. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy agencies whose therapy is reimbursed under Medicare Part B have qualified for these exceptions. Unless further extended, these exceptions are set to expire on December 31, 2007.

On February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, with legislative and administrative proposals that would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would, among other things, freeze payments in fiscal year 2008 to skilled nursing facilities and reduce payment updates for hospice services. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. Both the DRA and the 2008 budget proposal may result in reduced Medicare funding for skilled nursing facilities and other providers. For 2007, as part of a market basket adjustment implemented for increased cost of living, Medicare payments to skilled nursing facilities increase by an average of 3.1% over prior year rates.

Historically, adjustments to the reimbursement under Medicare have had a significant effect on our revenue. For a discussion of historic adjustments and recent changes to the Medicare program and related reimbursement rates see “Business — Sources of Reimbursement” and “Risk Factors — Risks Related to Our Business and Industry — Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.”

Medicaid.  Medicaid is a state administered medical assistance program for the indigent, operated by the individual states with the financial participation of the federal government. Each state has relatively broad discretion in establishing its Medicaid reimbursement formulas and coverage of service, which must be approved by the federal government in accordance with federal guidelines. All states in which we operate cover long-term care services for individuals who are Medicaid eligible and qualify for institutional care. Medicaid payments are made directly to providers, who must accept the Medicaid reimbursement level as payment in full for services rendered. Rapidly increasing Medicaid spending, combined with slow state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. In addition, the DRA limited the circumstances under which an individual may become financially eligible for Medicaid and nursing home services paid for by Medicaid. The following summarizes the Medicaid regime in the principal states in which we operate.

•	California. In 2005, under State Assembly Bill 1629, California Medicaid, known as Medi-Cal, switched from a prospective payment system to a prospective cost-based system for free-standing nursing facilities that is facility specific based upon the cost of providing care at that facility. State Assembly Bill 1629 included both a rate increase, as well as a quality assurance fee that is a provider tax. The provider tax is a mechanism for states to obtain additional federal funding for the state’s Medicaid program. State Assembly Bill 1629 also effected a retroactive cost of living adjustment to its existing average reimbursement rate for the 2004/2005 rate year. As a result, we received a $5.8 million retroactive cost of living adjustment in August 2005, which related to services we had provided in 2004 and 2005. State Assembly Bill 1629 is scheduled to expire, with its prospective cost-based system and quality assurance fee becoming inoperative, on July 31, 2008, unless a later enacted statute extends this date.

•	Texas. Texas has a prospective cost based system that is facility specific based upon patient acuity mix for that facility.

•	Kansas/Missouri. The Kansas and Missouri Medicaid reimbursement systems are prospective cost based and are case mix adjusted for resident activity levels.

•	Nevada. Nevada’s reimbursement system is prospective cost based, adjusted for patient acuity mix and designed to cover all costs except those currently associated with property, return on equity, and certain ancillaries. Property cost is reimbursed at a prospective rate for each facility.

For additional information on the Medicaid program in the states in which we currently operate see “Business — Sources of Reimbursement.”

The U.S. Department of Health and Human Services has established a Medicaid advisory commission charged with recommending ways in which Congress can restructure the program. The commission issued its report on December 29, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing, and tying payment for services to quality measures. The commission also recommended to expand home and community-based care for seniors and the disabled.

Primary Expense Components

Cost of Services

Cost of services in our long-term care services segment primarily include salaries and benefits, supplies, purchased services, ancillary expenses such as the cost of pharmacy and therapy services provided to patients and residents, and expenses for general and professional liability insurance and other operating expenses of our skilled nursing and assisted living facilities.

Cost of services in our ancillary services segment primarily include salaries and benefits, supplies, purchased services and expenses for general and professional liability insurances and other operating expenses of our rehabilitation therapy and hospice businesses.

General and Administrative

General and administrative expenses are primarily salaries, bonuses and benefits and purchased services to operate our corporate offices. Also included in general and administrative expenses are expenses related to non-cash stock based compensation and professional fees, including accounting, financial audit and legal fees.

We expect our general and administrative expenses to increase in the future as a result of becoming a public company. Our anticipated additional expenses include:

•	increased salaries, bonuses and benefits necessary to attract and retain qualified accounting professionals as we seek to expand the size and enhance the skills of our accounting and finance staff;

•	increased professional fees as we complete the process of complying with Section 404 of the Sarbanes-Oxley Act, including incurring additional audit fees in connection with our independent registered public accounting firm’s audit of our assessment of our internal controls over financial reporting;

•	increased costs associated with creating and developing an internal audit function, which we have not had historically;

•	increased legal costs associated with reviews of our filings with the Securities and Exchange Commission; and

•	the incurrence of miscellaneous costs, such as exchange fees, investor relations fees, filing expenses, training expenses and increased directors’ and officers’ liability insurance.

We currently estimate that our general and administrative expenses will increase by approximately $1.2 to $1.5 million per year as a result of being a public company. In addition, we estimate that we will have approximately $0.8 to $1.0 million in added general and administrative expenses in 2007, primarily related to the process of complying with Section 404 of the Sarbanes-Oxley Act.

Restricted Stock Issued Prior to the Transactions.  Non-cash stock based compensation primarily relates to grants of our restricted stock. Effective March 8, 2004, we entered into restricted stock and employment agreements with four executive officers, Messrs. Hendrickson, Lynch, Rapp and our former Chief Financial Officer. Pursuant to these agreements we sold 70,661 shares of restricted and non-voting class B common stock to these executives for a purchase price of $0.05 per share, the then fair market value of the shares. Of these shares, 4,930 shares owned by our former Chief Financial Officer were cancelled in September 2004 upon the termination of his service with us.

These shares of class B common stock were restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. These shares were subject to vesting, among other things, as follows:

•	Subject to the executive’s continuing service with us, the shares would vest in full upon the occurrence of a trigger event, which is defined as any asset sale, initial public offering or stock sale (each, a “liquidity event”), providing a terminal equity value of us in excess of $100.0 million. The consummation of the Transactions constituted a valid trigger event; and

•	If a trigger event had not occurred by the end of the original term of the executive’s employment agreement and such executive was still employed by us, 50% of his shares would vest if he had complied with the confidentiality and non-solicitation obligations in his employment agreement and we had achieved EBITDA in any one fiscal year of over $60.0 million.

We used the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25, or APB No. 25, to account for non-cash stock-based compensation associated with the restricted stock. Under this method, we did not recognize compensation cost upon the issuance of the restricted stock because the per share purchase price paid by each executive for the restricted shares was equal to the then per share fair market value. We were required to recognize deferred non-cash stock-based compensation in the period that the number of shares subject to vesting became probable and determinable, calculated as the difference between the fair value of such shares as estimated by our management at the end of the applicable period and the price paid for such shares by the executive. We amortized the deferred non-cash stock-based compensation over the probable vesting period, beginning with the date of issuance of the restricted stock.

In 2004, we determined that it was probable that 50% of the restricted shares would vest at the end of the original term of each executive’s employment agreement. For 2004, we recorded deferred non-cash stock-based compensation totaling $1.2 million, representing the difference between the estimated aggregate market value of our restricted stock as determined by our management on December 31, 2004 and the aggregate price paid for such restricted shares by the executives. We recorded related amortization of deferred non-cash stock-based compensation expense equal to $0.3 million in 2004 and $0.8 million in 2005.

Upon completion of the Transactions, the remainder of the restricted shares fully vested and we recognized $9.0 million of non-cash stock-based compensation expense, determined as the difference between the per share price paid in the merger and $0.05 per share (the per share price paid by the executives), multiplied by the number of restricted shares that were not previously determined to be probable to vest.

Cash Bonus Payments.  In April 2005, we entered into trigger event cash bonus agreements with our Chief Financial Officer and our Executive Vice President and Vice President, Ancillary Services, to compensate them similarly to the economic benefit received by our other executive officers that were entitled to receive benefits under their respective restricted stock agreements upon the consummation of certain liquidity events. Subject to each of their continued employment through the closing of a trigger event, including the closing of the Transactions, these agreements entitled the officers to a cash bonus on the date of such closing equal to the product of (a) Skilled Healthcare Group’s terminal equity value determined as of the trigger event, plus aggregate cash dividends paid by Skilled Healthcare Group prior to such trigger event, multiplied by (b) the executive’s then effective ownership percentage. Upon the closing of the Transactions, pursuant to these agreements, our Chief Financial Officer and our Executive Vice President and Vice President, Ancillary Services, received a cash payment of $3.3 million, and $1.1 million, respectively.

Restricted Stock Issued in Connection with or Following the Transactions.  Effective December 27, 2005, we entered into restricted stock agreements with our executive officers, Messrs. Hendrickson, Lynch, King, Rapp and Wortley, under our Restricted Stock Plan in connection with each of our executive officers’ employment agreements. We awarded 2,229 shares of restricted common stock to these executive officers and 244 shares of restricted common stock to other employees. We did not obtain contemporaneous valuations from an unrelated valuation specialist on this date, but based on the purchase price paid for our common stock by third parties in the Transactions, we determined that the fair market value of each share of common stock outstanding on December 27, 2005 was $100 per share. In the first quarter of 2006, we issued 70 shares of restricted common stock to Susan Whittle, and in the second quarter of 2006, we issued 70 shares of restricted common stock to Peter Reynolds. We determined that the fair value of the restricted common stock continued to be $100 per share in each of the first and second quarters of 2006.

The shares of common stock awarded are restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. Our board of directors may elect at any time to remove any or all of these restrictions. On the day of the grant, 25% of the restricted shares vested, and, subject to the employee’s continuing employment with us or any of our subsidiaries, the remaining shares will vest 25% on each of the subsequent three anniversaries of the date of grant. If the employee ceases to be employed by us or any of our subsidiaries, for any reason, the shares of restricted stock that have not previously vested are forfeited by the executive. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of our capital stock to elect a majority of our board of directors or (ii) all or substantially all of our and our subsidiaries’ assets.

In connection with the issuance of the restricted stock at and following the Transactions, we recorded non-cash deferred compensation of $9.9 million in 2005 and $352,000 for the first nine months of 2006. We will record additional non-cash deferred compensation upon the vesting of the restricted shares in an amount equal to the number of restricted shares that vest multiplied by the fair market value of those shares at the time of vesting. The recognition and measurements of restricted stock expense was accounted for under APB opinion No. 25, prior to January 1, 2006 and under Statement of Financial Accounting Standards No. 123 (revised) subsequent to January 1, 2006.

Performance Based Incentive Compensation Plan.  Our performance based incentive compensation plan for each of our operating segments provides for cash bonus payments that are intended to reflect the achievement of key operating measures, including quality outcomes, customer satisfaction, cash collections, efficient resource utilization and operating budget goals. We accrue bonus expense based on the ratable achievement of these operating measures.

Depreciation and Amortization

Depreciation and amortization relates to the ratable write-off of assets such as our owned buildings and equipment over their assigned useful lives as a result of wear and tear due to usage. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5-10 years
Furniture and equipment	3-10 years

Rent

Rent consists of lease amounts payable to third-party owners of skilled nursing facilities and assisted living facilities that we operate but do not own. Rent does not include inter-company rents paid between wholly-owned subsidiaries.

Extraordinary Dividend Payment and Redemption of Preferred Stock

In June 2005, we entered into a new $420.0 million senior credit facility, consisting of (i) a $50.0 million first lien revolving credit facility, (ii) a $260.0 million first lien term loan and (iii) a $110.0 million second lien term loan. The proceeds of this financing were used to refinance our existing indebtedness, fully redeem our then outstanding series A preferred stock and pay a special dividend in the amount of $108.6 million to our then existing stockholders.

Other than the dividend payment referenced above, we paid no other dividends to our stockholders during 2005 and we do not intend to pay dividends in the foreseeable future. In July 2004, we redeemed all of our then outstanding preferred stock for an aggregate amount of $15.0 million.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis we re-evaluate our judgments and estimates, including those related to doubtful accounts, income taxes and loss contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our belief of what could occur in the future considering available information, including assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these policies.

The following represents a summary of our critical accounting policies, defined as those policies that we believe: (a) are the most important to the portrayal of our financial condition and results of operations and (b) require management’s most subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition

Our revenue is derived primarily from our skilled nursing facilities, which includes our integrated rehabilitation therapy services at these facilities, with the remainder generated by our other related healthcare services. These services consist of our rehabilitation therapy services provided to third-party facilities, assisted living facilities and hospice care. In 2005, approximately 70% of our revenue was received from funds provided under Medicare and state Medicaid assistance programs. We also receive revenue from managed care providers and private pay patients. We record our revenue from these governmental and managed care programs on an accrual basis as services are performed at their estimated net realizable value under these programs. Our revenue from governmental and managed care programs is subject to audit and retroactive adjustment by governmental and third-party agencies. Retroactive adjustments that are likely to result from future audits by third-party payors are accrued on an estimated basis in the period the related services are performed. Consistent with the healthcare industry accounting practices, any changes to these governmental revenue estimates are recorded in the period the change or adjustment becomes known based on final settlements. Because of the complexity of the laws and regulations governing Medicare and state Medicaid assistance programs, our estimates may potentially change by a material amount. We record our revenue from private pay patients on an accrual basis as services are performed. If, as of September 30, 2006, we were to experience a decrease of 1% in our revenue estimates, our revenue would decrease by $3.9 million.

Allowance for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of patient accounts receivable and third-party billings and notes receivable from customers. We record a provision for doubtful accounts monthly using a percentage of revenue approach that reflects our historical experience and known facts associated with the receivable. In evaluating the collectibility of accounts receivable, we consider a number of factors, including the age of the accounts, changes in collection trends, the composition of patient accounts by payor the status of ongoing disputes with third-party payors and general industry conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our receivables from Medicare and Medicaid payor programs represent our only significant concentration of credit risk. We do not believe there are significant credit risks associated with these governmental programs. If, at September 30, 2006, we were to recognize an increase of 10% in the allowance for our doubtful accounts, our total current assets would decrease by $0.7 million, or 0.7%.

Patient liability risks

Our professional liability and general liability reserve includes amounts for patient care related claims and incurred but not reported claims. Professional liability and general liability costs for the long-term care industry have become increasingly expensive and difficult to estimate. The amount of our reserves is determined based on an estimation process that uses information obtained from both company-specific and industry data. The estimation process requires us to continuously monitor and evaluate the life cycle of the claims. Using data obtained from this monitoring and our assumptions about emerging trends, we, along with an independent actuary, develop information about the size of ultimate claims based on our historical experience and other available industry information. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle unpaid claims. Although we believe that our reserves are adequate, it is possible that this liability will require a material adjustment in the future. For example, an adverse professional liability judgment partially contributed to our predecessor company’s bankruptcy filing under Chapter 11 of the United States Bankruptcy Code in October 2001. If, at September 30, 2006, we were to recognize an increase of 10.0% in the reserve for professional liability and general liability, our total liabilities would be increased by $3.8 million, or 0.6%.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets other than goodwill, primarily consisting of our investments in real estate, for impairment indicators. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to the future discounted cash flows of the underlying operations to assess recoverability of the assets. Measurement of the amount of the impairment, if any, may be based on independent appraisals, established market values of comparable assets or estimates of future cash flows expected. The estimates of these future cash flows are based on assumptions and projections believed by management to be reasonable and supportable. They require management’s subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of long-lived asset. As of September 30, 2006, none of our long-lived assets were impaired.

Goodwill and Intangible Assets

As of September 30, 2006, the carrying value of goodwill and intangible assets was approximately $442.3 million. This goodwill and intangible assets results primarily from the excess of the purchase price over the net identifiable assets in the Transactions. In connection with the Transactions, we recorded goodwill of approximately $396.0 million and recorded other intangible assets of approximately $32.5 million.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. In accordance with SFAS No. 142, Goodwill and other Intangible Assets, or SFAS No. 142, goodwill is not amortized, but instead is subject to impairment tests performed at least annually, or between annual testing upon the occurrence of an event or change in circumstances that would reduce the fair value of a reporting unit below its carrying amount. For goodwill, the test is performed at the reporting unit level as defined by SFAS No. 142 as discussed below. If we find that the carrying value of goodwill is to be impaired, we must reduce the carrying value to fair value. We believe that our determination not to recognize an impairment loss on our long-lived assets and goodwill is a critical accounting estimate because this determination is susceptible to change, dependent upon events that are remote in time and may or may not occur and because recognizing an impairment loss could result in a material reduction of the assets reported on our consolidated balance sheet.

Determination of Reporting Units

We consider the following three operating segments to be reporting units for the purpose of testing our goodwill for impairment:

•	long-term care services, which includes our operation of skilled nursing and assisted living facilities and is the most significant portion of our business,

•	rehabilitation therapy, which provides physical, occupational and speech therapy in our facilities and unaffiliated facilities, and

•	hospice care, which was established in 2004 and provides hospice care in Texas and California.

The goodwill that resulted from the Transactions as of December 31, 2005 was allocated to the long-term care services operating segment and the rehabilitation therapy operating segment based on the relative fair value of the assets on the date of the Transactions. No goodwill was allocated to the hospice care operating segment due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expense (net) and provisions (benefit) for income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Transactions which might provide a different basis for allocation of goodwill to reporting units.

Goodwill Impairment Testing

We test goodwill for impairment annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. Accordingly, neither goodwill resulting from the Transactions (which occurred on December 27, 2005) nor the recently-acquired goodwill has been tested for goodwill impairment at September 30, 2006, and we did not record any impairment charges in 2005 or the first nine months of 2006. We test goodwill using a present value technique by comparing the present value of estimates of future cash flows of our reporting units to the carrying amounts of the applicable goodwill.

Deferred Financing Costs

Deferred financing costs are costs related to fees and expenses associated with our issuances of debt. The deferred financing costs at September 30, 2006 substantially relate to our first lien secured credit agreement and are being amortized over the maturity period using an effective-interest method. At September 30, 2006 deferred financing costs, net of amortization, were approximately $16.1 million. In connection with the Transactions, we expensed approximately $2.3 million of deferred financing costs related to our previously outstanding second lien senior secured term loan, which was repaid in connection with the Transactions, and capitalized approximately $11.4 million of fees and expenses related to the Transactions.

Deferred Tax Assets

We determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

Our temporary differences are primarily attributable to purchase accounting, accrued professional liability expenses, asset impairment charges associated with our 2001 write-down of asset values under FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of, accelerated tax depreciation, our provision for doubtful accounts and accrued compensatory benefits.

We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. We periodically review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists.

The ultimate realization of deferred tax assets is dependent upon the amount of future taxable income during the periods in which temporary differences become deductible.

In 2001, due to the uncertainty regarding whether our deferred tax assets would be realized, we established a full valuation allowance against our net deferred tax assets. In 2001 and 2003, we incurred net losses and accordingly our net deferred tax assets increased to $32.7 million as of December 31, 2003. Due to our bankruptcy and our financial performance in 2001, 2002 and 2003, we continued to apply a full valuation allowance against our net deferred tax assets. We were profitable in 2004 and were accordingly able to utilize all of our tax net operating loss carryforwards. As a result, we reduced the valuation allowance against our net deferred tax assets by $6.2 million but maintained a valuation allowance of $26.5 million at December 31, 2004 against our remaining deferred net tax assets. In 2005, due to increased profitability, the gain on the sale of our two California-based institutional pharmacies and management’s evaluation of our projected financial performance, we determined that it was more likely than not that we would be able to utilize a significant portion of our net deferred tax assets as they become deductible in future periods. Therefore, during 2005 we offset our income tax expense with a reduction in our valuation allowance of $25.2 million. At September 30, 2006, our remaining valuation allowance for net deferred tax assets totaled $1.3 million.

We make our estimates and judgments regarding deferred tax assets and the associated valuation allowance, if any, based on, among other things, knowledge of operations, markets, historical trends and likely futures changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. However, due to the nature of certain assets and liabilities, there are risks and uncertainties associated with some of our estimates and judgments. Actual results could differ from these estimates under different assumptions or conditions.

Discontinued Operations

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, addresses the accounting for and disclosure of long-lived assets to be disposed of by sale. Under SFAS No. 144, when a long-lived asset or group of assets meets defined criteria, the long-lived assets are measured and reported at the lower of their carrying value or fair value less costs to sell, and are classified as held for sale on the consolidated balance sheet. In addition, the related operations of the long-lived assets are reported as discontinued operations in the consolidated statements of operations with all comparable periods reclassified. Our consolidated statements of operations have been reclassified to reflect our California pharmacy business, which we sold in March 2005, as discontinued operations.

Accounting for Conditional Asset Retirement Obligations

We adopted Financial Accounting Standards Board, or FASB, Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” or FIN No. 47, effective December 31, 2005 and recorded a liability of $5.0 million, of which $1.6 million was recorded as a cumulative effect of a change in accounting principle, net of tax benefit. Substantially all of the impact of adopting FIN No. 47 relates to estimated costs to remove asbestos that is contained within our facilities.

We have determined that a conditional asset retirement obligation exists for asbestos remediation. Though not a current health hazard in our facilities, upon renovation we may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from our pre-1980 constructed facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate our knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact our future earnings. If we were to experience a 5% increase in our estimated future cost of remediation, our recorded liability of $5.0 million would increase by $0.25 million.

Operating Leases

We account for operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases. Accordingly, rent expense under our facilities’ and administrative offices operating leases is recognized on a straight-line basis over the original term of each facility’s and administrative office’s leases, inclusive of predetermined rent escalations or modifications and including any lease renewal options.

Recent Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109, or FIN No. 48. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the impact on us of adopting FIN No. 48.

Results of Operations

The following table sets forth details of our revenue and earnings as a percentage of total revenue for the periods indicated:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenue	100%	100%	100%	100%	100%
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	76.8	75.8	75.0	75.3	74.6
Rent cost of services	2.3	2.1	2.1	2.1	1.9
General and administrative	6.0	6.8	9.5	6.4	7.4
Depreciation and amortization	2.5	2.3	2.2	2.2	2.7

	87.6	87.0	88.8	86.0	86.6

Other income (expenses):
Interest expense	(8.7)	(6.0)	(6.0)	(5.6)	(8.8)
Interest income and other	—	0.2	0.2	0.2	0.2
Change in fair value of interest rate hedge	(0.3)	(0.2)	—	—	(0.1)
Equity in earnings of joint venture	0.4	0.5	0.4	0.4	0.4
Write-off of deferred financing costs	(1.3)	(2.1)	(3.6)	(3.2)
Forgiveness of stockholder loan	—	—	(0.5)	—	—
Reorganization expenses	(4.1)	(0.4)	(0.2)	(0.2)
Gain on sale of assets	—	—	0.2	—	—

Total other income (expenses), net	(14.0)	(8.0)	(9.5)	(8.4)	(8.3)

(Loss) income before income taxes, discontinued operations and the cumulative effect of a change in accounting principle	(1.6)	5.0	1.7	5.6	5.1
(Benefit from) provision for income taxes	(0.5)	1.2	(2.8)	(1.9)	2.1

(Loss) income before discontinued operations and the cumulative effect of a change in accounting principle	(1.1)	3.8	4.5	7.5	3.0
Income from discontinued operations, net of taxes	0.6	0.7	3.2	4.3	—
Cumulative effect of a change in accounting principle	(3.9)	—	(0.4)	—	—

Net (loss) income	(4.4)%	4.5%	7.3%	11.8%	3.0%

EBITDA margin(1)	6.3%	13.8%	12.4%	17.5%	16.4%
Adjusted EBITDA margin(1)	14.3%	15.8%	16.8%	16.6%	16.4%

(1)	See footnote 2 to “Selected Historical Consolidated Financial Data” for a calculation of EBITDA and Adjusted EBITDA and a description of our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA.

Nine months ended September 30, 2006 Compared to Nine months ended September 30, 2005

Revenue.  Revenue increased $49.2 million, or 14.3%, to $391.8 million in the nine months ended September 30, 2006 from $342.6 million in the nine months ended September 30, 2005.

Revenue in our long-term care services segment, comprising skilled nursing and assisted living facilities, increased $36.1 million, or 11.6%, to $347.5 million in the nine months ended September 30, 2006 from

$311.4 million in the nine months ended September 30, 2005. The increase in long-term care services segment revenue resulted from a $36.8 million, or 12.3%, increase in skilled nursing facilities revenue, partially offset by a $0.7 million, or 5.8%, decrease in assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $29.1 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix and $13.5 million resulted from increased occupancy. Revenue in the nine months ended September 30, 2005 reflects $5.8 million of retroactive cost of living adjustments under California State Assembly bill 1629 implemented in August 2005, which related to services we provided in 2004 and 2005. This retroactive cost of living adjustment did not recur in the nine months ended September 30, 2006 and we do not expect that it will recur in future periods. Our average daily Medicare rate increased 4.9% to $451 in the nine months ended September 30, 2006 from $430 in the nine months ended September 30, 2005 as a result of market basket increases provided under the Medicare program, as well as a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 12.7% to $124 in the nine months ended September 30, 2006 from $110 in the nine months ended September 30, 2005, primarily due to increased Medicaid rates in California and Texas. Our managed care and private and other rates increased by approximately 2.2% and 7.8%, respectively, in the nine months ended September 30, 2006, as compared to the nine months ended September 30, 2005. Our skilled mix increased to 23.6% in the nine months ended September 30, 2006 from 22.4% in the nine months ended September 30, 2005 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 272, or 4.6%, to 6,197 in the nine months ended September 30, 2006 from 5,925 in the nine months ended September 30, 2005 due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada in the first quarter of 2006 that contributed 334 average daily patients, partially offset by a decline in occupancy levels, primarily in Medicaid.

Revenue in our ancillary services segment increased $14.2 million, or 46.3%, to $45.1 million in the nine months ended September 30, 2006, compared to $30.9 million in the nine months ended September 30, 2005. The increase in our ancillary segment revenue resulted from a $12.1 million, or 41.1%, increase in our rehabilitation therapy services revenue and a $2.1 million, or 178.7%, increase in our hospice business revenue. Of the $12.1 million increase in rehabilitation therapy services revenue, $10.7 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $1.4 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during the first nine months of 2005 being in effect for the full nine months ended September 30, 2006.

Cost of Services Expenses.  Our cost of services increased $34.6 million, or 13.4%, to $292.4 million, or 74.6% of revenue, in the nine months ended September 30, 2006 from $257.8 million, or 75.3% of revenue, in the nine months ended September 30, 2005.

Cost of services for our long-term care services segment increased $26.0 million, or 10.7%, to $269.6 million, or 77.6% of revenue, in the nine months ended September 30, 2006 from $243.6 million, or 78.2% of revenue, in the nine months ended September 30, 2005.

The increase in long-term care services segment operating expense resulted from a $26.9 million, or 11.4%, increase in cost of services at our skilled nursing facilities and a $0.9 million, or 10.4% decrease in cost of services at our assisted living facilities.

Of the increase in cost of services at our skilled nursing facilities, $16.1 million resulted from operating costs per patient day increasing $10, or 6.9%, to $155 in the nine months ended September 30, 2006 from $145 in the nine months ended September 30, 2005, and $10.8 million resulted from increased occupancy. The $16.1 million increase in cost of services primarily resulted from increased labor costs of $7.1 million, due to an average hourly rate increase of 4.3% and increased staffing, primarily in the nursing area to respond to increased acuity levels, an increase in ancillary expenses such as pharmacy and therapy costs due to an increase in the mix of higher acuity patients of $5.8 million, an increase in expense due to implementation in August 2005 of a provider tax on skilled nursing facilities in California of $0.5 million as a result of State Assembly Bill 1629, and increases in other expenses, such as supplies, food, taxes and licenses, insurance and utilities of $2.7 million, due to increased purchasing costs. The increase in occupancy resulted in increased operating costs of $10.8 million, in which the average daily number of patients increased by 272 to 6,197 in the nine months ended September 30, 2006 from 5,925 in the nine months ended September 30, 2005. This increase was due to our acquisition of three facilities in Missouri and one healthcare facility in Nevada that contributed 334 average daily patients, partially offset by a decline in occupancy levels at our other existing facilities, primarily in Medicaid patients.

Cost of services in our ancillary services segment, prior to any intercompany eliminations, increased $15.3 million, or 33.0%, to $61.6 million, or 74.5% of revenue, from both internal and external customers, in the nine months ended September 30, 2006 from $46.3 million, or 73.6% of revenue, from both internal and external customers, in the nine months ended September 30, 2005. The increase in ancillary services segment operating expenses resulted from a $13.5 million, or 30.0%, increase in operating expenses related to our rehabilitation therapy services business to $58.5 million, or 73.6% of revenue, from both internal and external customers, in the nine months ended September 30, 2006 from $45.0 million, or 72.8% of revenue, from both internal and external customers, in the nine months ended September 30, 2005, and a $1.8 million, or 130.2%, increase in operating expenses related to our hospice business. The increase in operating expenses in our rehabilitation therapy services business resulted from the increased activity under third-party rehabilitation therapy contracts discussed above. The increase in hospice operating costs related to the increase in hospice revenue of 178.7%.

Rent cost of services.  Rent cost of services increased by $0.2 million, or 2.7% to $7.5 million in the nine months ended September 30, 2006 from $7.3 million in the nine months ended September 30, 2005.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $7.0 million, or 31.7%, to $29.0 million, or 7.4% of revenue, in the nine months ended September 30, 2006 from $22.0 million, or 6.4% of revenue, in the nine months ended September 30, 2005. The increase in our general and administrative expenses resulted from increased compensation and benefits of $3.4 million as we added administrative service personnel. Professional fees also increased $2.7 million in 2006, primarily in the areas of accounting and audit services and legal fees incurred in preparation for becoming a public reporting company. Other expenses increased $0.9 million.

Depreciation and Amortization.  Depreciation and amortization increased by $3.0 million, or 40.6%, to $10.4 million in the nine months ended September 30, 2006 from $7.4 million in the nine months ended September 30, 2005. This increase primarily resulted from amortization of intangible assets that were recorded as part of the Transaction.

Interest Expense, net of interest income and other.  Interest expense, net of interest income and other, increased by $15.2 million, or 81.9%, to $33.7 million in the nine months ended September 30, 2006 from $18.5 million in the nine months ended September 30, 2005. This increase resulted from an increased debt balance incurred during the nine months ended September 30, 2005 and in December 2005 in connection with the Transactions. The net proceeds of the $83.9 million increase in debt was used to fund a $108.6 million dividend paid to our stockholders, redeem our series A preferred stock in June 2005 for $15.7 million, pay a portion of the purchase price in connection with the Transactions, and pre-fund our Missouri acquisition.

Write-off of deferred financing costs.  Write-off of deferred financing costs was $11.0 million in the nine months ended September 30, 2005. There was no corresponding amount in the nine months ended September 30, 2006. The write-off of the deferred financing costs in the nine months ended September 30, 2005 resulted from the write-off of capitalized deferred financing costs associated with the refinancing in June 2005 of our then existing first lien senior secured credit facility and second lien senior secured credit facility.

Provision for (Benefit from) Income Taxes.  During the nine months ended September 30, 2005, we recognized a tax benefit of approximately $6.4 million related to the $17.9 million reversal of a portion of a valuation allowance previously provided, partially offset by a $7.7 million tax provision on continuing operations and $3.8 million related to adjustments made to tax reserves. For the nine months ended September 30, 2006, we recognized tax expense of $8.3 million of which $8.1 million related to the tax provision on operating income and $0.2 million related to adjustments made to tax reserves.

Discontinued operations, net of tax.  Discontinued operations, net of tax was $14.8 million in the nine months ended September 30, 2005. There were no comparable amounts in the nine months ended September 30, 2006. In March 2005, we sold our California based institutional pharmacy business and, therefore, the results of operations for these assets have been classified as discontinued operations. The gain on the sale of the pharmacies is included in 2005.

Net Income.  For the reasons discussed above, net income decreased by $28.6 million, or 70.9%, to $11.8 million for the nine months ended September 30, 2006 from $40.4 million for the nine months ended September 30, 2005.

EBITDA.  EBITDA increased $4.1 million, or 6.8%, to $64.1 million in the nine months ended September 30, 2006 from $60.0 million in the nine months ended September 30, 2005.

EBITDA for our long-term care services segment increased $10.2 million, or 23.8%, to $53.0 million in the nine months ended September 30, 2006 from $42.8 million in the nine months ended September 30, 2005. Of the $10.2 million increase in EBITDA, net income increased by $11.2 million, offset by a decrease in depreciation and amortization of $1.0 million, each for the reasons discussed above.

EBITDA for our ancillary services segment increased $3.0 million, or 27.0%, to $14.1 million for the nine months ended September 30, 2006 from $11.1 million for the nine months ended September 30, 2005. Of the $3.0 million increase in EBITDA, net income increased by $2.9 million and depreciation and amortization increased $0.1 million, each for the reasons discussed above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue.  Revenue increased $91.5 million, or 24.7%, to $462.8 million in 2005 from $371.3 million in 2004.

Revenue in our long-term care services segment increased $73.6 million, or 21.4%, to $418.0 million in 2005 from $344.4 million in 2004. The increase in long-term care services segment revenue resulted from a $65.0 million, or 19.3%, increase in our skilled nursing facilities revenue and an $8.6 million, or 115.9%, increase in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $41.0 million resulted from increased reimbursement rates from Medicare, Medicaid, managed care and private pay sources, as well as a higher patient acuity mix. The remaining $24.0 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Our average daily Medicare rate increased 10.2% to $434 in 2005 from $394 in 2004 as a result of increased reimbursement rates and a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 7.3% to $117 in 2005 from $109 per day in 2004, primarily due to our recognition in August 2005 of increased revenue in connection with a retroactive cost of living increase provided for under the Medi-Cal reimbursement system, which related to services we provided in 2004 and 2005. Our managed care and private and other rates increased by approximately 5.2% and 5.0% respectively in 2005 compared to 2004. Our skilled mix increased to 22.4% in 2005 from 20.6% in 2004 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 407, or 7.4%, to 5,905 in 2005 from 5,498 in 2004, primarily associated with our acquisition of the Vintage Park group of facilities at the end of 2004 and the development of our Summerlin, Nevada facility start-up. The increase in revenue in our assisted living facilities resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Revenue in our ancillary services segment increased $18.0 million, or 68.2%, to $44.5 million in 2005 compared to $26.5 million in 2004. The increase in our ancillary services segment revenue resulted from a

$16.2 million, or 61.2%, increase in rehabilitation therapy services revenue and a $1.8 million increase in our hospice business revenue. We initiated our hospice business in 2005 and accordingly did not generate hospice revenue in 2004. Of the $16.2 million increase in rehabilitation therapy services revenue, $9.4 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $6.8 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts, primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2004 being in effect for all of 2005.

Cost of Services.  Our cost of services increased $65.8 million, or 23.4% to $347.2 million, or 75.0% of revenue, in 2005 from $281.4 million, or 75.8% of revenue, in 2004.

Cost of services for our long-term care services segment increased $57.2 million, or 21.4%, to $324.7 million, or 77.7% of revenue, in 2005 from $267.5 million, or 77.7% of revenue, in 2004.

The increase in long-term care services segment cost of services resulted from a $52.1 million, or 19.9%, increase in cost of services at our skilled nursing facilities and a $5.1 million, or 83.1%, increase in cost of services at our assisted living facilities.

Of the increase in cost of services at our skilled nursing facilities, $33.5 million resulted from operating cost per patient day increasing $16, or 12.3%, to $146 per day in 2005 from $130 per day in 2004, and $18.6 million resulted from increased occupancy. The $33.5 million increase in operating costs primarily resulted from a $12.4 million increase in ancillary expenses, such as pharmacy and therapy costs, due to an increase in the mix of higher acuity patients, a $7.8 million increase in labor costs as a result of a 4.9% increase in average hourly rates and increased staffing, primarily in the nursing area, to respond to the increased mix of high-acuity patients, a $5.6 million increase due to implementation in August 2005 of a provider tax on skilled nursing facilities in California as a result of State Assembly Bill 1629, and a $7.7 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs.

The average daily number of patients increased 407 to 5,905 in 2005 from 5,498 in 2004. This increase was due to our acquisition of seven facilities as of December 31, 2004, partially offset by the divestiture of one facility, and the increase in the census at our existing facilities.

The $5.1 million increase in our assisted living facilities cost of services resulted from an increase in the average daily number of patients, primarily due to our acquisition of the Vintage Park group of facilities on December 31, 2004.

Cost of services in our ancillary services segment, prior to any intercompany eliminations, increased $21.7 million, or 49.0%, to $66.0 million, or 75.2% of revenue, in 2005 from $44.3 million, or 78.0% of revenue, in 2004. The increase in our ancillary services segment cost of services resulted from a $20.1 million, or 45.9%, increase in operating expenses related to our rehabilitation therapy services to $63.9 million, or 74.5% of revenue, in 2005 from $43.8 million, or 77.2% of revenue, in 2004, and a $1.6 million increase in operating expenses related to our hospice business. The increased operating expenses related to our rehabilitation therapy business were incurred to support the increased rehabilitation therapy services revenue resulting from the increased activity under rehabilitation therapy contracts discussed above. The increased operating expenses related to our hospice business resulted from the initiation of our hospice business in early 2005.

Rent Cost of Services.  Rent cost of services increased by $1.9 million, or 24.1%, to $9.8 million in 2005 from $7.9 million in 2004, of which $1.3 million was related to rent expense associated with our Summerlin, Nevada facility acquired in late 2004 and $0.6 million was related to rent increases at two facilities in late 2004 and one facility in early 2005 upon renewal of expiring lease contracts.

General and Administrative Services Expenses.  Our general and administrative services expenses increased $18.7 million, or 74.5%, to $43.8 million, or 9.5% of revenue, in 2005 from $25.1 million, or 6.8% of revenue, in 2004. This increase was primarily related to the payment of cash bonuses in connection with the completion of the Transactions and non-cash stock-based compensation expense recognized in 2005. We expensed bonuses of $4.8 million in connection with the achievement of pre-established terms that were satisfied by the successful conclusion of the Transactions. We also incurred $9.8 million in non-cash stock-based compensation. This increase was due to a charge of $9.0 million for the value of restricted stock that became determinable upon the completion of the Transactions and $0.8 million expensed in 2005 prior to the completion of the Transactions, and was the remaining amortization of non-cash stock-based compensation recorded in 2004 that resulted from the vesting of restricted stock upon exceeding the minimum EBITDA trigger. The remaining $4.1 million increase in general and administrative expense in 2005 as compared to 2004 resulted from a $2.4 million increase in selling and administrative services in our therapy business unit to acquire and support new business relations and increased compensation and benefits of $1.3 million for additional regional long-term care overhead personnel to support our growth into new markets. The remainder of the increase is due to higher professional fees paid, primarily for information technology consulting.

Depreciation and Amortization.  Depreciation and amortization increased by $1.4 million, or 16.2%, to $10.0 million in 2005 from $8.6 million in 2004. This increase primarily resulted from increased depreciation in connection with our acquisition of the Vintage Park group of facilities on December 31, 2004 and increased capital expenditures that we made in 2005 in connection with our Express Recoverytm units.

Interest Expense, Net of Interest Income and Other.  Interest expense, net of interest income, increased by $5.1 million, or 23.6%, to $26.7 million in 2005 from $21.6 million in 2004, primarily due to an increase in the principal amount of outstanding debt, the net proceeds of which were used to fund a $108.6 million dividend paid to our stockholders in June 2005.

Write-off of Deferred Financing Costs.  Write-off of deferred financing costs increased by $8.7 million to $16.6 million in 2005 from $7.9 million in 2004, primarily due to the write-off of deferred financing costs that we had capitalized in connection with the repayment of our $110.0 million second lien senior secured term loan in December 2005 as part of the Transactions.

Forgiveness of Shareholder Loan.  The $2.5 million forgiveness of shareholder loan expense in 2005 represents the principal amount of a note issued to us in March 1998 by William Scott, a member of our board of directors, that we forgave in connection with the completion of the Transactions. There was no corresponding amount in 2004.

Gain on Sale of Assets.  The $1.0 million gain on the sale of assets in 2005 resulted from our sale of an owned 119 bed skilled nursing facility in Texas and a leased 230 bed assisted living facility in California.

Provision for (Benefit from) Income Taxes.  The benefit from income taxes from continuing operations was $13.0 million in 2005, due primarily to the approximately $25.2 million reversal of significantly all of the remaining valuation allowance previously provided, partially offset by non-cash stock-based compensation associated with restricted stock and prior year reorganization expenses of approximately $12.2 million. The provision for income taxes from continuing operations was $4.4 million in 2004, due primarily to the reversal of a portion of the valuation allowance attributable to the utilization of our net operating loss carryforwards in 2004 of $6.2 million, offset by charges for prior year reorganization expenses, dividends on our previously outstanding series A preferred shares and the provision for taxes on continuing operations, which combined to total approximately $10.6 million.

Discontinued Operations, Net of Tax.  Discontinued operations, net of tax increased by $11.9 million to $14.7 million in 2005, compared to $2.8 million in 2004. In March 2005, we sold our California based institutional pharmacy business to Kindred Pharmacy Services for approximately $31.5 million in cash, and used the proceeds of the sale to repay then outstanding indebtedness. The results of operations for these assets have been classified as discontinued operations and are not included in the results of operations for 2005 or 2004. The gain on the sale of the pharmacy business is included in 2005.

Cumulative Effect of Change in Accounting Principle.  In 2005, we recorded the cumulative effect of a change in accounting principle of $1.6 million, net of tax, as a result of our adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

Net Income.  For the reasons discussed above, net income increased by $17.4 million, or 105.4%, to $33.9 million in 2005 from $16.5 million in 2004.

EBITDA.  EBITDA increased $6.5 million, or 12.7%, to $57.6 million in 2005 from $51.1 million in 2004.

EBITDA for our long-term care services segment increased $16.4 million, or 34.2%, to $64.3 million in 2005 from $47.9 million in 2004. Of the $16.4 million increase in EBITDA, net income increased by $14.7 million and depreciation and amortization increased $1.7 million, each for the reasons discussed above.

EBITDA for our ancillary services segment increased $6.8 million, or 85.0%, to $14.8 million in 2005 from $8.0 million in 2004. Of the $6.8 million increase in EBITDA, net income increased by $6.7 million and depreciation and amortization increased $0.1 million, each for the reasons discussed above.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue.  Revenue increased $54.4 million, or 17.1%, to $371.3 million in 2004 from $316.9 million in 2003.

Revenue in our long-term care services segment increased $44.9 million, or 15.0%, to $344.4 in 2004 from $299.5 million in 2003. The increase in long-term care services segment revenue resulted from a $44.7 million, or 15.3%, increase in our skilled nursing facilities revenue and a $0.2 million, or 3.1%, increase in our assisted living facilities revenue. Of the increase in skilled nursing facilities revenue, $23.6 million resulted from increased Medicare, Medicaid, managed care and private pay reimbursement rates as well as a higher patient acuity mix. The remaining $21.1 million of the increase in skilled nursing facilities revenue resulted from increased occupancy. Our average daily Medicare rate increased 8.8% to $394 in 2004 from $362 in 2003 as a result of increased reimbursement rates and a shift to higher-acuity Medicare patients. Our average daily Medicaid rate increased 2.8% to $109 per day in 2004 from $106 per day in 2003 as a result of increased Texas Medicaid rates that were implemented in the third quarter of 2003 being in effect for all of 2004. Our managed care and private and other rates increased by approximately 2.2% and 5.8%, respectively, in 2004 as compared to 2003. Our skilled mix increased to 20.6% in 2004 from 19.1% in 2003 as we continued marketing our capabilities to referral sources to attract high-acuity patients to our facilities and recent regulatory changes limited the type of patient that can be admitted to certain higher-cost post-acute care facilities. Our average daily number of patients increased by 356, or 6.9%, to 5,498 in 2004 from 5,142 in 2003 due to our acquisition of five facilities in the last four months of 2003 and increased census at our existing facilities.

Revenue in our ancillary services segment increased $8.8 million, or 49.7%, to $26.5 million in 2004 compared to $17.7 million in 2003. The entire increase in ancillary services revenue resulted from an increase in our rehabilitation therapy services revenue, of which $4.3 million resulted from an increase in the number of rehabilitation therapy contracts with third-party facilities and $4.5 million resulted from increased services under existing third-party contracts. Increased services under existing third-party contracts primarily resulted from increases in volume at the facilities and, to a lesser extent, the timing of contract execution during the periods, with most contracts entered into during 2003 being in effect for all of 2004.

Cost of Services.  Our cost of services increased $37.9 million, or 15.6%, to $281.4 million, or 75.8% of revenue, in 2004 from $243.5 million, or 76.8% of revenue, in 2003.

Costs of services for our long-term care services segment increased $32.4 million, or 13.8%, to $267.5 million, or 77.7% of revenue, in 2004 from $235.1 million, or 78.5% of revenue, in 2003.

The increase in long-term care services segment cost of services resulted from a $29.6 million, or 12.8%, increase in operating expenses at our skilled nursing facilities and a $0.1 million, or 2.0%, increase in operating expenses at our assisted living facilities. In addition, we reversed a charge of $2.7 million related to the decertification of a facility in 2003. We had recorded the charge in 2000 in connection with the decertification of one of our facilities from the Medicare and Medicaid programs. We appealed the decertification decision in November 2002 and reached a settlement for recertification, resulting in the recovery of uncompensated care expenses in the amount of $2.7 million. There was no corresponding amount in 2004.

Of the increase in operating expenses of our skilled nursing facilities, $16.7 million resulted from increased occupancy and $12.9 million resulted from operating cost per patient day increasing $6 or 4.8%, to $130 per day in 2004 from $124 per day in 2003. The $16.7 million increase in operating costs was due to our acquisition of five facilities in the last four months of 2003 and increased census at our existing facilities. The average daily number of patients increased by 356 to 5,498 in 2004 from 5,142 in 2003. The increase in operating costs per patient day primarily resulted from a $3.7 million increase in labor costs, due to a 3.4% increase in average hourly rates and the increased mix of high-acuity patients, an increase of $3.2 million in ancillary expenses, such as pharmacy and therapy costs, due to the increased mix of high-acuity patients, and a $6.0 million increase in other expenses, such as supplies, food, taxes and licenses, insurance and utilities, due to increased purchasing costs.

Cost of services in our ancillary services segment, prior to any intercompany eliminations, increased $11.3 million, or 34.2%, to $44.3 million, or 78.0% of revenue in 2004 from $33.0 million, or 78.1% of revenue, in 2003. The increase in our ancillary services segment cost of services resulted from a $10.8 million, or 32.7%, increase in operating expenses related to our rehabilitation therapy services to $43.8 million, or 77.2% of revenue, in 2004 from $33.0 million, or 78.1% of revenue, in 2003, and $0.5 million in start-up costs related to preparing for the initiation of our hospice business in early 2005. The increased operating expenses related to our rehabilitation therapy services business resulted from the increased activity under rehabilitation therapy contracts discussed above.

Rent Cost of Services.  Rent cost of services increased by $0.7 million, or 9.7%, to $7.9 million in 2004 from $7.2 million in 2003 as a result of rent increases at three facilities upon the renewal of expiring lease contracts and our acquisition of additional office space to support the growth of our ancillary business.

General and Administrative Services Expenses.  Our general and administrative expenses increased $5.9 million, or 30.7%, to $25.1 million, or 6.8% of total revenue, in 2004 from $19.2 million, or 6.0% of revenue, in 2003. This increase in general and administrative expenses resulted primarily from $1.3 million to support growth in our ancillary businesses including start-up costs to support the initiation of our new hospice business in early 2005, increased compensation and benefits of $2.6 million as part of building our new management team post emerging from bankruptcy, increased professional fees of $1.1 million related to our post-bankruptcy growth initiatives and the re-instatement of our public reporting with the Securities and Exchange Commission, and $0.9 million primarily due to increases in other expenses including employee recruitment, insurance, travel and licenses.

Depreciation and Amortization.  Depreciation and amortization increased by $0.5 million, or 6.5%, to $8.6 million in 2004 from $8.1 million in 2003 due to the a full year of new depreciation related to our acquisition of five facilities acquired in the latter part of 2003.

Interest Expense, Net of Interest Income and Other.  Interest expense, net of interest income and other, decreased by $5.7 million, or 21.1%, to $21.6 million in 2004 from $27.3 million in 2003. This decrease primarily resulted from lower interest rates associated with the refinancing of our outstanding indebtedness in July 2004.

Write-off of Deferred Financing Costs.  Write-off of deferred financing costs increased by $3.8 million to $7.9 million in 2004 from $4.1 million in 2003. The write-off of capitalized deferred financing costs in 2003 related to our $132.0 million financing in connection with the re-structuring of debt as part of our emergence from bankruptcy. The write-off of deferred financing costs in 2004 related to refinancing our bankruptcy exit financing with a new $160.0 million first lien term loan and $100.0 million second lien term loan at lower interest rates.

Reorganization Expenses.  Reorganization expenses decreased by $11.6 million to $1.4 million in 2004 from $13.0 million in 2003. This decrease reflected the substantial completion of activities related to our emergence from bankruptcy in 2003.

Provision for Income Taxes.  Provision for income taxes increased by $6.0 million to $4.4 million in 2004 from an income tax benefit of $1.6 million in 2003. The provision for income taxes from continuing operations was $4.4 million for the year ended December 31, 2004, due primarily to the reversal of a portion of the valuation allowance attributable to the utilization of our net operating loss carryforwards in 2004 of $6.2 million, offset by charges for prior year reorganization expenses, dividends on our previously outstanding series A preferred shares and the provision for taxes on continuing operations which combined to total approximately $10.6 million. The income tax benefit for 2003 resulted from the recovery of California income tax paid in a prior year. Other than the recovery of the California income tax we were not able to recognize any income tax benefit as a result of our losses in 2003 because we did not have accumulated net income to recover the losses against.

Discontinued Operations.  Discontinued operations, net of taxes increased by $0.8 million to $2.8 million in 2004, compared to $2.0 million in 2003. In March 2005, we sold our California-based institutional pharmacy business and, therefore, the results of operations of our California-based pharmacy business have been classified as discontinued operations and are not included in the results of operations in 2004 or 2003.

Cumulative Effect of a Change in Accounting Principles.  The cumulative effect of a change in accounting principle was $12.3 million in 2003 with no corresponding amount in 2004. The cumulative effect of a change in accounting principle resulted from our adoption of SFAS No. 150 “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” which requires that financial instruments issued in the form of shares that are mandatorily redeemable be classified as liabilities. The adoption impacted our accounting for our then outstanding series A preferred stock.

Net Income.  For the reasons discussed above, net income increased by $30.4 million to $16.5 million in 2004 from a net loss of $13.9 million in 2003.

EBITDA.  EBITDA increased $31.3 million, or 158.1%, to $51.1 million in 2004 from $19.8 million 2003.

EBITDA for our long-term care services segment decreased $2.5 million, or 5.0%, to $47.9 million in 2004 from $50.4 million in 2003. Of the $2.5 million decrease in EBITDA, net income increased by $2.1 million, offset by a decrease in depreciation and amortization of $4.0 million and a decrease in interest expense, net of interest income of $0.6 million, each for the reasons discussed above.

EBITDA for our ancillary services segment increased $2.0 million, or 33.3%, to $8.0 million in 2004 from $6.0 million in 2003. Of the $2.0 million increase in EBITDA, net income increased by $1.9 million and depreciation and amortization increased $0.1 million, each for the reasons discussed above.

Quarterly Data

The following is a summary of our unaudited quarterly results from operations for the year ended December 31, 2005 and the nine months ended September 30, 2006.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2005	2005	2006	2006	2006
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data
Revenue	$108,936	$111,493	$122,206	$120,212	$125,186	$131,171	$135,396
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	83,039	83,491	91,307	89,391	92,311	98,430	101,695
Rent cost of services	2,403	2,403	2,491	2,518	2,451	2,302	2,704
General and administrative	7,525	7,489	6,971	21,799	9,566	9,298	10,092
Depreciation and amortization	2,159	2,807	2,461	2,564	3,674	3,573	3,192

	95,126	96,190	103,230	116,272	108,002	113,603	117,683

Other income (expenses):
Interest expense	(5,363)	(5,760)	(7,914)	(8,592)	(11,227)	(11,612)	(11,693)
Interest income and other	151	211	176	411	386	242	254

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2005	2005	2006	2006	2006
	(In thousands, except share and per share data)

Change in fair value of interest rate hedge	65	(217)	16	(29)	(21)	77	(227)
Equity in earnings of joint venture	397	516	449	425	381	511	502
Write-off of deferred financing costs	—	(11,021)	—	(5,605)	—	—	—
Forgiveness of stockholder loan	—	—	—	(2,540)	—	—	—
Reorganization expenses	(178)	(279)	(97)	(453)	—	—	—
Gain on sale of assets	—	—	—	980	—	—	—

Total other income (expenses), net	(4,928)	(16,550)	(7,370)	(15,403)	(10,481)	(10,782)	(11,164)

Income (loss) before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,882	(1,247)	11,606	(11,463)	6,703	6,786	6,549
(Benefit from) provision for income taxes	(7,375)	(2,904)	3,875	(6,644)	2,601	3,071	2,588

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle	16,257	1,657	7,731	(4,819)	4,102	3,715	3,961
Discontinued operations, net of tax	12,569	2,269	(50)	(48)	—	—	—
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(1,628)	—	—	—

Net income (loss)	$28,826	$3,926	$7,681	$(6,495)	$4,102	$3,715	$3,961

Net income (loss) per share data:
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$13.05	$1.15	$6.12	$(4.23)	$(13.05)	$(35.95)	(31.49)
Discontinued operations per common share, basic	10.25	1.84	(0.04)	(0.04)	—	—	—
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	(1.36)	—	—	—

Net income (loss) per common share, basic	$23.30	$2.99	$6.08	(5.63)	$(13.05)	$(35.95)	$(31.49)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$12.22	$1.08	$5.92	$(4.23)	$(13.05)	$(35.95)	$(31.49)
Discontinued operations per common share, diluted	9.60	1.73	(0.04)	(0.04)	—	—	—

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2005	2005	2005	2006	2006	2006
	(In thousands, except share and per share data)

Cumulative effect of a change in accounting principle per common share, diluted	—	—	—	(1.36)	—	—	—

Net income (loss) per common share, diluted	$21.82	$2.81	$5.88	$(5.63)	$(13.05)	$(35.95)	$(31.49)

Weighted average common shares outstanding, basic	1,226,114	1,229,867	1,263,830	1,195,966	22,916	22,947	22,950
Weighted average common shares outstanding, diluted	1,309,354	1,308,666	1,306,745	1,195,966	22,916	22,947	22,950

Liquidity and Capital Resources

The following table presents selected data from our consolidated statement of cash flows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(In thousands)

Net cash (used in) provided by operating activities	$(15,221)	$48,358	$14,595	$12,499	$24,406
Net cash (used in) provided by investing activities	(26,093)	(45,230)	(223,242)	23,598	(52,965)
Net cash provided by (used in) financing activities	23,486	(1,132)	241,253	(39,963)	(2,131)
Net (decrease) increase in cash and equivalents	(17,828)	1,996	32,606	(3,866)	(30,690)
Cash and equivalents at beginning of period	20,498	2,670	4,666	4,666	37,272
Cash and equivalents at end of period	$2,670	$4,666	$37,272	$800	$6,582

Nine Months Ended September 30, 2006 and 2005

Net cash provided by operations in the nine months ended September 30, 2006, was $24.4 million compared to $12.5 million in the nine months ended September 30, 2005, an increase of $11.9 million. Of the increase in net cash provided by operations, $3.2 million was due to an increase in the income before non-cash items to $25.7 million in the nine months ended September 30, 2006 from $22.5 million in the nine months ended September 30, 2005, $8.1 million was due to a decrease in cash used by the change in operating assets and liabilities to a $1.3 million use of cash in the nine months ended September 30, 2006 from a $9.4 million use of cash in the nine months ended September 30, 2005, and $0.6 was due to non-recurring reorganization costs incurred in the nine months ended September 30, 2005.

Investing activities used $53.0 million in the nine months ended September 30, 2006 and investing activities provided $23.6 million of cash in the nine months ended September 30, 2005. The primary use of funds in the nine months ended September 30, 2006 was $34.0 million to purchase three facilities in Missouri and the leasehold of one facility in Las Vegas, Nevada, as well as $13.4 million in capital expenditures (including $4.8 million of capital expenditures for developments, primarily associated with our Express Recovery® units). Net cash provided by investing activities in the nine months ended September 30, 2005 was primarily associated with $36.6 million cash proceeds from the sale of our California pharmacy business, partially offset by capital expenditures for property and equipment of $8.7 million, of which $4.8 million of capital expenditures were primarily associated with our Express Recovery® units.

Net cash used in financing activities in the nine months ended September 30, 2006 totaled $2.1 million compared to $40.0 million in the nine months ended September 30, 2005. The cash used in the nine months ended September 30, 2006 consisted of required principal payments to reduce debt of $2.2 million. Cash used in financing activities in the nine months ended September 30, 2005 reflects the $15.7 million to fully redeem our Series A preferred stock, $108.6 million to pay a special dividend to our stockholders, and $12.1 million incurred in deferred financing costs and early termination fees with our debt, partially offset by the net increase of $96.4 million in our debt.

Years Ended December 31, 2005 and 2004

Net cash provided by operations for 2005 was $14.6 million compared to $48.4 million in 2004, a decrease of $33.8 million. Of the decrease in net cash provided by operations, $5.2 million was due to a decrease in the income before non-cash items to $33.9 million in 2005 from $39.1 million in 2004 and $29.4 million was due to a decrease in cash used by the change in operating assets and liabilities to a $18.3 million use of cash in 2005 from a $11.1 million provision of cash in 2004. Offsetting these items was a decrease of $0.8 million in reorganization costs to $1.0 million in 2005 compared to $1.8 million in 2004.

Net cash used in investing activities in 2005 was $223.2 million compared to $45.2 million in 2004. The primary use of funds in 2005 was $253.4 million to purchase the then outstanding equity interests of our former stockholders as well as $11.2 million in capital expenditures (including $2.5 million of capital expenditures for the development of twelve Express Recoverytm units) somewhat offset by the gross proceeds of $41.1 million associated with the sale of our two California-based institutional pharmacies as well as two other long-term care facilities. Net cash used in investing activities in 2004 was $45.2 million primarily associated with routine capital expenditures for property and equipment of $8.2 million. Outside of routine capital expenditures, in 2004 we incurred $1.1 million of capital expense for the development of nine Express Recoverytm units. The primary use of funds in 2004 was associated with our purchase of the Vintage Park group of assets for $42.7 million in total consideration.

Net cash provided by financing activities in 2005 totaled $241.3 million, consisting of $533.3 million in sources of cash and $292.0 million in uses of cash.

Sources of cash consisted of the following:

•	$211.3 million of equity investment associated with the Transactions;

•	$123.1 million received from the refinancing in July 2005;

•	$198.7 million received from the issuance of our senior subordinated notes in December, 2005;

•	$0.1 million received from the exercise of stock options; and

•	$0.1 million received from proceeds from sale of interest rate hedge.

Uses of cash consisted of the following:

•	$110.0 million to fully pay-off our second lien term loan;

•	$108.6 million to pay a special dividend to our stockholders;

•	$28.3 million incurred in deferred financing costs, early termination fees and purchase of interest rate hedge associated with our new debt issuances;

•	$15.7 million to fully redeem our series A preferred stock in accordance with our new senior debt structure;

•	$15.0 million to reduce the outstanding balance under our revolver; and

•	$14.4 million to reduce our term debt.

Net cash used in financing activities in 2004 totaled $1.1 million, consisting of the following uses of cash, offset by the proceeds from the issuance of long-term debt of approximately $279.0 million and $1.4 million in proceeds from sale of interest rate hedge:

•	$228.9 million for repayments of our long-term debt due to the refinancing of our debt capital structure;

•	$23.3 million to reduce our term debt;

•	$15.0 million dividend payment made to our series A preferred stockholders; and

•	$14.3 million incurred in deferred financing costs and fees paid for the early extinguishment of debt associated with our new debt issuance.

Years Ended December 31, 2004 and 2003

Net cash provided by operations in 2004 was $48.4 million compared to net cash used of $15.2 million in 2003, an increase of $63.6 million. Of the increase in net cash provided by operations, $9.7 million was due to an increase in net income before non-cash items to $39.1 million in 2004 from $29.4 million in 2003, $43.0 million was due to an increase in cash provided by the change in operating assets and liabilities to a $11.1 million provision of cash in 2005 from a $31.9 million use of cash in 2004 and $10.9 million was due to a decrease of $10.9 million in reorganization costs to $1.8 million in 2004 from $12.7 million in 2003.

Net cash used in investing activities in 2004 was $45.2 million compared to $26.1 million in 2003. We made capital expenditures for property and equipment of $8.2 million in 2004 and $19.1 million in 2003 primarily for maintenance and other routine purposes. In addition to these routine capital expenditures, in 2004 we incurred $1.1 million of capital expense for the development of nine Express Recoverytm units and in 2003 we incurred $13.5 million of capital expense in connection with the purchase of properties we had recorded earlier as capitalized leases. The primary use of funds in 2004 was associated with our purchase of the Vintage Park group of assets for $42.7 million in total consideration. Lastly, in 2003 our restricted cash increased by $4.5 million for the establishment of our self-insured workers’ compensation program.

Net cash used in financing activities in 2004 totaled $1.1 million, including:

•	$228.9 million for repayments of our long-term debt due to the refinancing of our debt capital structure;

•	$23.3 million to reduce our term debt;

•	$15.0 million dividend payment made to our series A preferred stockholders;

•	$14.3 million incurred in deferred financing costs and fees paid for the early extinguishment of debt associated with our new debt issuance and purchase of an interest rate hedge; and

•	offset by proceeds from the issuance of long-term debt of approximately $279.0 million and $1.4 million of proceeds for the sale of the interest rate hedge.

Net cash provided by financing activities in 2003 totaled $23.5 million, consisting of proceeds from the issuance of long-term debt of $132.1 million and borrowings under our then existing revolving credit facility, as well as a $1.1 million charge related to the new stock, offset by the cash used in financing activities. Cash used in financing activities during 2003 included:

•	an aggregate of $76.6 million to fund the payment in full of our pre-bankruptcy petition $30 million revolving credit facility and $90 million term loan facility;

•	a $50.0 million payment to holders of our senior subordinated notes pursuant to the terms of our Chapter 11 reorganization plan, $36 million of which was for accrued interest;

•	$22.5 million in repayments of long-term debt;

•	$11.6 million to exercise our option to purchase four skilled nursing facilities;

•	$4.3 million in financing costs incurred in connection with our emergence from bankruptcy and incurrence of associated debt; and

•	$2.9 million to purchase an interest rate cap in accordance with the terms of our $95 million senior mortgage term loan incurred upon our emergence from bankruptcy; we purchased the interest rate cap in August 2003 to limit our interest rate risk on our $95 million senior mortgage term loan to a maximum of LIBOR plus 4.5%; the cap was treated as a cash flow hedge for accounting purposes, which required us to adjust the carrying value of the hedge asset at each reporting period to the current value.

Cash flows from Discontinued Operations

Cash flows from discontinued operations are combined with cash flows from continuing operations within each cash flows statement category. In the years ended December 31, 2003, 2004 and 2005, cash flows from discontinued operations in operating activities were approximately $3.3 million, $4.4 million and $0.4 million, respectively. Cash flows related to discontinued operations used in investing activities were for additions to property and equipment and were $0.3 million in the year ended December 31, 2003 and less than $0.1 million in each of the years ended December 31, 2004 and 2005. There were no cash flows from financing activities related to the discontinued operations in each of the years ended December 31, 2003, 2004 and 2005. Our future liquidity and capital resources are not expected to be materially affected by the absence of cash flows from discontinued operations, since we expect these cash flows to be replaced by increased operating cash flows from our continuing operations. For example, net cash flows provided by operating activities for the nine months ended September 30, 2006 were $24.4 million, compared to $14.6 million for the full year ended December 31, 2005.

Principal Debt Obligations and Capital Expenditures

Historically, our primary sources of liquidity were cash flow generated by our operations and borrowings under our credit facilities, mezzanine loans, term loans and senior subordinated notes. Following the Transactions, our primary sources of liquidity have been our cash on hand, our cash flow from operations and availability under the revolving portion of our first lien secured credit facility, which is subject to our satisfaction of certain financial covenants therein. Following the Transactions, our primary liquidity requirements are for debt service on our first lien senior secured term loan and our 11% senior subordinated notes, capital expenditures and working capital.

We are significantly leveraged. As of September 30, 2006, we had outstanding $461.2 million in aggregate indebtedness, consisting of $198.8 million principal amount of 11% senior subordinated notes (net of the original issue discount of $1.2 million), a $256.8 million first lien senior secured term loan that matures on June 15, 2012, capital leases and other debt of approximately $5.6 million and $4.2 million in outstanding letters of credit against our $75.0 million revolver leaving approximately $70.8 million of additional borrowing capacity under our first lien secured credit facility. For 2004 and 2005, and for the nine months ended September 30, 2006, our interest expense, net of interest income, was $21.6 million, $26.7 million and $33.7 million, respectively.

On December 27, 2005, concurrently with the consummation of the Transactions, we repaid in full our $110.0 million second lien senior secured term loan. We also amended and restated our first lien senior secured credit facility, to provide for up to $334.4 million of financing, consisting of a $259.4 million term loan with a maturity of June 15, 2012 and a $75.0 million revolving credit facility with a maturity of June 15, 2010. We amended this facility on January 31, 2007, reducing our interest rates for the term loan and making other minor revisions, with no change to the amount of the financing available under the facility. The revolving credit facility also includes a subfacility for letters of credit and a swing line subfacility. The full amount of the loans under the revolving credit facility are due on the maturity date of the revolving credit facility. Amounts borrowed under the term loan are due in quarterly installments of $650,000 at the end of each calendar quarter with the remaining principal amount due on the maturity date for the term loan.

The term loans revolving under the first lien senior secured credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

Prior to January 31, 2007, for term loans the applicable margin was 1.75% for base rate loans and 2.75% for Eurodollar rate loans. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility will bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first nine months of 2006, the average interest rate applicable to term loans and Eurodollar rate term loans was 9.7% and 7.7%, respectively. For the first nine months of 2006, the average interest rate applicable to revolving loans was 9.8%. Effective January 31, 2007, the applicable margin for term loans is 1.25% for base rate loans and 2.25% for eurodollar rate loans.

Immediately prior to the Transactions, we had outstanding:

•	our $259.4 million first lien senior secured term loan and a $50.0 million unused first lien senior secured revolving credit facility that matured on June 15, 2010;

•	a $110.0 million second lien senior secured term loan; and

•	capital leases and other debt of approximately $5.9 million.

On June 15, 2005, we entered into an amendment to our existing first lien senior secured credit facility and our second lien senior secured credit facility to increase the term loan and revolving loan portions of those facilities to $259.4 million and $110.0 million, respectively.

On July 22, 2004, we entered into our first lien senior secured credit facility and our second lien senior secured credit facility. The first lien senior secured credit facility initially provided for a senior secured term loan of $140.0 million and a revolving credit facility of $35.0 million. We did not draw down any amounts under the revolving credit facility. The second lien senior secured credit facility initially provided for a senior secured term loan of $100.0 million and an additional term loan of $30.0 million. We used the proceeds from these loans to pay all of the principal and accrued interest on our then outstanding debt that we had incurred upon emerging from bankruptcy.

Upon emerging from bankruptcy on August 19, 2003, we entered into a $32.0 million revolving credit facility, which was fully drawn, a $23.0 million secured mezzanine term loan and a $95.0 million senior mortgage term loan. We used a portion of the proceeds of these loans to pay amounts then outstanding under our $90.0 million term loan facility and $30.0 million revolving credit facility and to pay $50.0 million in cash, consisting of approximately $36.0 million in outstanding interest and approximately $14.0 million of principal, to holders of our 11 1/4% senior subordinated notes due 2008. We also satisfied our remaining obligations to the holders of our 11 1/4% senior subordinated notes through the issuance by us to those holders on a pro rata basis of approximately $106.8 million of new senior subordinated secured increasing rate notes due 2008 that accrued interest at an initial rate of 9.25% and provided for annual rate increases and 58,642 shares of our common stock.

On March 1, 2006, we acquired three facilities that provide skilled nursing and residential care and are located in close proximity to one of our existing markets. We financed the $31.0 million purchase price with cash retained on our balance sheet following the completion of the Transactions. On June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash. On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash. On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. We financed these transactions primarily through borrowings under our revolving credit facility.

We intend to invest in the maintenance and general upkeep of our facilities on an ongoing basis. We expect to spend on average per annum about $400 per licensed bed for each of our skilled nursing facilities and $400 per unit at each of our assisted living facilities. We also expect to perform renovations of our existing facilities every five to ten years to remain competitive. Combined, we expect that these activities will amount to between $8.0 million to $12.0 million in capital expenditures per annum on our existing facilities. We also expect to build additional Express Recoverytm units at a cost per location of between $400,000 and $600,000. We are in the process of developing an additional seven to ten Express Recoverytm units that will be completed in the next 12 months. Finally, we may also invest in expansions of our existing facilities and the acquisition or development of new facilities.

Based upon our current level of operations, we believe that cash generated from operations, cash on hand and borrowings available to us will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under our new senior secured credit facilities, or otherwise, to enable us to grow our business, service our indebtedness, including our first lien secured credit facilities and the senior subordinated notes, or make anticipated capital expenditures. Both our first lien senior secured credit facility and the indenture governing our 11% senior subordinated notes contain covenants that restrict our ability to incur additional debt. For example, our senior secured credit facility contains affirmative covenants requiring minimum interest coverage ratios, maximum leverage ratios and maximum capital expenditures. In addition, both our credit facility and the indenture governing our 11% senior subordinated notes contain restrictions on the ability of our subsidiaries to issue preferred stock. These limitations may restrict our ability to make capital expenditures or service our existing debt, to the extent cash generated from operations is not sufficient for these purposes.

One element of our business strategy is to selectively pursue acquisitions and strategic alliances. Any acquisitions or strategic alliances may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity as considered necessary to fund capital expenditures and potential acquisitions or for other corporate purposes. Our future operating performance, ability to service or refinance the senior subordinated notes and ability to service and extend or refinance the new senior secured credit facilities and the senior subordinated notes will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Other Factors Affecting Liquidity and Capital Resources

Medical and Professional Malpractice and Workers’ Compensation Insurance.  In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain professional liability and general liability as well as workers’ compensation insurance in amounts and with deductibles that we believe to be sufficient for our operations. Historically, unfavorable pricing and availability trends emerged in the professional liability and workers’ compensation insurance market and the insurance market in general that caused the cost of these liability coverages to generally increase dramatically. Many insurance underwriters became more selective in the insurance limits and types of coverage they would provide as a result of rising settlement costs and the significant failures of some nationally known insurance underwriters. As a result, we experienced substantial changes in our professional insurance program beginning in 2001. Specifically, we were required to assume substantial self-insured retentions for our professional liability claims. A self-insured retention is a minimum amount of damages and expenses (including legal fees) that we must pay for each claim. We use actuarial methods to estimate the value of the losses that may occur within this self-insured retention level and we are required under our workers compensation insurance agreements to post a letter of credit or set aside cash in trust funds to securitize the estimated losses that we will assume. Because of the high retention levels, we cannot predict with absolute certainty the actual amount of the losses we will assume and pay.

We estimate our professional liability and general liability reserve on a quarterly basis and our workers’ compensation reserve on a semi-annual basis, based upon actuarial analysis using the most recent trends of claims, settlements and other relevant data from our own and our industry’s loss history. Based upon this analysis, at September 30, 2006, we had reserved $38.8 million for known or unknown or potential uninsured professional liability and general liability and $10.1 million for workers’ compensation claims. We have estimated approximately $19.1 million of the total to be payable within twelve months, however there are no set payment schedules and we cannot assure you that the payment amount in 2006 will not be significantly larger. To the extent that subsequent claims information varies from loss estimates, the liabilities will be adjusted to reflect current loss data. There can be no assurance that in the future malpractice or workers’ compensation insurance will be available at a reasonable price or that we will not have to further increase our levels of self-insurance.

Inflation.  We derive a substantial portion of our revenue from the Medicare program. We also derive revenue from state Medicaid and similar reimbursement programs. Payments under these programs generally provide for reimbursement levels that are adjusted for inflation annually based upon the state’s fiscal year for the Medicaid programs and in each October for the Medicare program. However, we cannot assure you that these adjustments will continue in the future, if received, will reflect the actual increase in our costs for providing healthcare services.

Labor and supply expenses make up a substantial portion of our operating expenses. Those expenses can be subject to increase in periods of rising inflation and when labor shortages occur in the marketplace. To date, we have generally been able to implement cost control measures or obtain increases in reimbursement sufficient to offset increases in these expenses. We cannot assure you that we will be successful in offsetting future cost increases.

Seasonality.  Our business experiences a slight change in seasonal occupancy that is not material. In addition, revenue has typically increased in the fourth quarter of a year on a sequential basis due to annual increases in Medicare and Medicaid rates that typically have been implemented during that quarter.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations, as of December 31, 2005 (in thousands):

		Less Than			More Than
	Total	1 Yr.	1-3 Yrs.	3-5 Yrs.	5 Yrs.

Senior subordinated notes	$377,161	$12,161	$44,000	$44,000	$277,000
Amended senior secured credit facility	380,852	21,295	43,281	43,484	272,792
Capital lease obligations	4,553	355	722	2,611	865
Other long-term debt obligations	3,037	341	681	681	1,334
Operating lease obligations(1)	78,572	9,359	18,065	17,046	34,102

	$844,175	$43,511	$106,749	$107,822	$586,093

(1)	We lease some of our facilities under non-cancelable operating leases. The leases generally provide for our payment of property taxes, insurance and repairs, and have rent escalation clauses, principally based upon the Consumer Price Index or other fixed annual adjustments. The amounts shown reflect the future minimum rental payments under these leases.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates. We routinely monitor our risks associated with fluctuations in interest rates and consider the use of derivative financial instruments to hedge these exposures. We do not enter into derivative financial instruments for trading or speculative purposes nor do we enter into energy or commodity contracts.

Interest Rate Risk

We are exposed to interest rate changes primarily as a result of our credit facility and long-term debt used to maintain liquidity and fund capital expenditures and operations. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to provide more predictability to our overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates, although we use our line of credit for short-term borrowing purposes. In accordance with the requirements under our first lien secured credit facility, we have entered into a three year interest rate cap agreement expiring in August 2008 for principle in the amount of $148.0 million. This provides us the right at any time during the contract period to exchange the 90 day LIBOR then in effect for a 6.0% capped rate. Additionally, we do not believe that the interest rate risk represented by our floating rate debt is material as of September 30, 2006 in relation to total assets of $837.3 million.

At December 31, 2005, we had $258.7 million of debt subject to variable rates of interest. A change of 1.0% in short-term interest rates would result in a change to our interest expense of $2.6 million annually. At December 31, 2005, we had $37.3 million of cash and equivalents that are affected by market rates of interest. A change of 1.0% in the rate of interest would result in a change to our interest income of $0.4 million annually.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair values and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes (dollars in thousands).

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

Fixed-rate debt(1)	$154	$179	$207	$2,401	$248	$201,420	$204,609	$204,609
Average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%
Variable-rate debt	$2,600	$2,600	$2,600	$2,600	$2,600	$245,700	$258,700	$258,700
Average interest rate(2)	7.3%	7.0%	7.1%	7.2%	7.3%	7.3%

(1)	Excludes unamortized original issue discount of $1.3 million on our $200 million senior subordinated notes.

(2)	Based on a forward LIBOR rate estimate.

The table incorporates only those exposures that exist as of December 31, 2005, and does not consider those exposures or positions which could arise after that date. Moreover, because firm commitments are not presented in the table above, the information presented therein has limited predictive value. As a result, our interest rate fluctuations will depend on the exposures that arise during the period and interest rates.

BUSINESS

Overview

We are a provider of integrated long-term healthcare services through our skilled nursing facilities and rehabilitation therapy business. We also provide other related healthcare services, including assisted living care and hospice care. We focus on providing high-quality care to our patients, and we have a strong reputation for treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As of September 30, 2006, we owned or leased 60 skilled nursing facilities and 12 assisted living facilities, together comprising approximately 8,300 licensed beds. Our facilities, approximately 72% of which we own, are located in California, Texas, Kansas, Missouri and Nevada and are generally clustered in large urban or suburban markets. For the year ended December 31, 2005 and the nine months ended September 30, 2006, our skilled nursing facilities, including our integrated rehabilitation therapy services at these facilities, generated approximately 86.8% and 85.8%, respectively, of our revenue, with the remainder generated by our other related healthcare services.

In 2005 and the first nine months of 2006, our revenue was $462.8 million and $391.8 million, respectively. To increase our revenue we focus on improving our skilled mix, which is the percentage of our patient population that is eligible to receive Medicare and managed care reimbursements. Medicare and managed care payors typically provide higher reimbursement than other payors because patients in these programs typically require a greater level of care and service and accordingly pay higher fees. We have increased our skilled mix from 19.1% for 2003 to 23.6% for the first nine months of 2006. Our high skilled mix also results in a high quality mix, which is our percentage of non-Medicaid revenues. We have increased our quality mix from 58.8% for 2003 to 68.0% for the first nine months of 2006. In 2005, our net income before the cumulative effect of a change in accounting principle was $35.6 million, our EBITDA was $57.6 million and our Adjusted EBITDA was $77.8 million. In the first nine months of 2006, our net income was $11.8 million, our EBITDA was $64.1 million and our Adjusted EBITDA was $64.3 million. We define EBITDA and Adjusted EBITDA, provide a reconciliation of EBITDA and Adjusted EBITDA to net income (the most directly comparable financial measure presented in accordance with generally accepted accounting principles), and discuss our uses of, and the limitations associated with the use of, EBITDA and Adjusted EBITDA in footnote 2 to “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial Data.”

Industry and Market Opportunity

We operate in the approximately $120 billion United States nursing home market through the operation of our skilled nursing and assisted living facilities. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 16,000 facilities with approximately 1.7 million licensed beds as of June 2006. As of December 31, 2005, the five largest long-term healthcare companies combined controlled approximately 10% of these facilities. We believe the key underlying trends within the industry are favorable, as described below.

•	Demand driven by aging population and increased life expectancies. We believe that demand for long-term healthcare services will continue to grow due to an aging population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2005 to approximately 40 million in 2010 and approximately 47 million in 2015, representing average annual growth from 2005 of 1.9% and 2.5%, respectively. The number of Americans aged 85 and over is forecasted to more than double from 4.2 million in 2000 to 9.6 million by 2030.

•	Shift of patient care to lower cost alternatives. We expect that the growth of the elderly population in the United States will continue to cause healthcare costs to increase at a faster rate than the available funding from government-sponsored healthcare programs. In response, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings such as skilled nursing facilities, for which the staffing requirements and associated costs are often significantly lower than at short or long-term acute-care hospitals, in-patient rehabilitation facilities or other post-acute care settings. Recent regulatory changes have created incentives for these facilities to minimize patient lengths of stay and placed limits on the type of patient that can be admitted to these facilities, thereby increasing the demand for skilled nursing care. At the same time, the government has increased Medicare funding to skilled nursing facilities for the treatment of high-acuity patients to a level at which we believe these providers can deliver effective clinical outcomes. As a result, we believe that many high-acuity patients that would have been previously treated in these facilities are increasingly being cared for in skilled nursing facilities.

•	Supply/Demand imbalance. According to the AARP Public Policy Institute, the 65 or older population in California and Texas is expected to grow from 2002 to 2020 by 79.5% and 74.6%, respectively, compared to the national average growth of 58.4% over this same period. We expect that this growth in the elderly population will result in increased demand for services provided by long-term healthcare facilities in the United States, including skilled nursing facilities, assisted living facilities and in-patient rehabilitation facilities. Despite potential growth in demand for long-term healthcare services, there has been a decline in the number of nursing facility beds. According to the American Health Care Association, the total number of nursing facility beds in the United States has declined from approximately 1.8 million in December 2001 to approximately 1.7 million in June 2006, we believe in part due to the migration of lower-acuity patients to alternative sources of long-term care. This supply/demand imbalance is also highlighted in our key states, with the number of nursing facility beds in California declining from 2001 to 2006 by 5.9% and remaining relatively flat in Texas over such period.

•	Medicare reimbursement. Medicare is a federal program and provides certain healthcare benefits to beneficiaries who are 65 years of age or older, blind, disabled or qualify for the End Stage Renal Disease Program. Since 1999, Medicare has reimbursed our skilled nursing facilities at a predetermined rate, based on the anticipated costs of treating patients. Under this system, reimbursement rates are determined by classifying each patient into a resource utilization group, or RUG, category that is based upon each patient’s acuity level. Between 1999 and 2003, Congress enacted a series of temporary supplemental payments and adjustments to respond to financial pressures placed on the nursing home industry. Effective January 1, 2006, the last of the previously established temporary payments applicable to our patient population expired. At that time, the Center for Medicare and Medicaid Services increased the number of RUG categories from 44 to 53 and refined the reimbursement rates for the existing RUG categories in order to better align the respective payments with patient acuity levels. These nine new RUG categories generally apply to higher acuity patients and the higher reimbursement rates for those RUGs have been adopted to better account for the higher costs of those patients. As part of a market basket adjustment implemented for increased cost of living, Medicare payments to skilled nursing facilities increased by an average of 3.1% for 2006 and will also increase by an average of 3.1% for 2007.

On February 8, 2006, President Bush signed into law the Deficit Reduction Act of 2005, or DRA, which will reduce net Medicare and Medicaid spending by a net of approximately $11.1 billion over ten years. Under previously enacted federal law, caps on annual reimbursement for rehabilitation therapy became effective on January 1, 2006. The DRA provides for exceptions to those caps. The exceptions apply to patients with certain conditions or multiple complexities whose therapy is reimbursed under Medicare Part B. The Tax Relief and Health Care Act of 2006 extended the exceptions through the end of 2007. The majority of the residents in our skilled nursing facilities and patients served by our rehabilitation therapy programs whose therapy is reimbursed under Medicare Part B have qualified for these exceptions to these reimbursement caps. Unless further extended, these exceptions will expire on December 31, 2007.

In addition, on February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, which would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would freeze payments in fiscal year 2008 to skilled nursing facilities and reduce payment updates for hospice services. The president also proposes to eliminate bad debt reimbursement for unpaid beneficiary cost sharing over four years for all providers, including skilled nursing facilities. Medicare currently pays 70% of unpaid beneficiary co-payments and deductibles to skilled nursing facilities. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. For a more detailed description of these proposed provisions, see “Business — Sources of Reimbursement.”

•	Medicaid reimbursement. Medicaid is a state-administered medical assistance program for the indigent, operated by individual states with the financial participation of the federal government. All states in which we operate cover long-term care services for individuals who are Medicaid eligible and qualify for institutional care. Medicaid reimbursement rates are generally lower than reimbursement provided by Medicare. Rapidly increasing Medicaid spending, combined with slower state revenue growth, has led many states to institute measures aimed at controlling spending growth. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. The president’s budget for fiscal year 2008 includes proposals to cut a total of $25.7 billion in federal financial participation in Medicaid over the next five years. If this proposal is adopted, states which previously received higher federal matching payments would have less funding available, in which case Medicaid rates in these states may be reduced to levels that are below our operating costs. In addition, the DRA limited the circumstances under which an individual may become financially eligible for nursing home services under Medicaid. While Medicaid spending varies by state, we believe the states in which we operate generally provide a favorable operating environment.

•	The U.S. Department of Health and Human Services has established a Medicaid advisory commission charged with recommending ways in which Congress can restructure the program. The commission issued its report on December 29, 2006. The commission’s report included several recommendations that involved giving states greater discretion in the determination of eligibility, formulation of benefit packages, financing, and tying payment for services to quality measures. The commission also recommended to expand home and community-based care for seniors and the disabled.

•	Tort reform. In response to the growing cost of medical malpractice claims, many states, including California and Texas, have implemented tort reform measures capping non-economic damages in many cases and limiting certain punitive damages. These caps both limit exposure to claims and serve to expedite resolution of claims.

Our Competitive Strengths

We believe the following strengths serve as a foundation for our strategy:

•	High-quality patient care and integrated service offerings. Through our dedicated and well-trained employees, attractive facility environment and broad service offering, we believe that we provide high-quality, cost-effective care to our patients. We believe that our integrated skilled nursing care and rehabilitation therapy service offerings are particularly attractive to high-acuity patients. These patients require more intensive and medically complex care, which typically results in higher reimbursement rates. We enhanced our position as a select provider to high-acuity patients by introducing our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regime to high-acuity patients. We have increased our skilled mix from 19.1% for 2003 to 23.6% for the first nine months of 2006.

•	Strong reputation in local markets. We believe we have a strong reputation for high-quality care and successful clinical outcomes in our local markets. We believe this reputation has enabled us to build strong relationships with managed care payors, as well as referral sources such as hospitals and specialty physicians that frequently refer high-acuity patients to us.

•	Concentrated network in attractive markets. Approximately 67% of our skilled nursing facilities are located in urban or suburban markets. These markets are typically more heavily penetrated by specialty physicians, large medical centers and managed care payors, which are all key sources of referrals for high-acuity patients. Many of our facilities are located in close proximity to large medical centers and specialty physician groups, allowing us to develop relationships with these key referral sources and increase the number of high-acuity patients referred to us. We believe that managed care payors typically prefer a regional network of facilities such as ours because they prefer to contract with a limited number of providers. In addition, our clustered facility locations have enabled us to achieve lower operating costs through the flexible sharing of therapists and nurses among facilities, reduced third-party contract labor and the placement of experienced managers in close proximity to our facilities.

•	Successful integration of acquisitions. Between August 2003 and September 30, 2006, we have acquired or entered into long-term leases for 26 skilled nursing and assisted living facilities across four states. Immediately following the closing of an acquisition, we transition the acquired facilities to the same management platform we use to support our existing facilities, which includes centralized business services as well as common information systems, processes and standard operating procedures, including risk management. We have successfully integrated these facilities and have experienced average facility level margin improvement of 2.6% and an increase in skilled mix of 2.4% for the 22 of these facilities acquired before 2006 as measured by the first three full months immediately following each acquisition relative to the comparative period one year later.

•	Significant facility ownership. As of September 30, 2006, we owned approximately 72% of our facilities. Ownership provides us with greater operating and financial flexibility than leasing because it provides longer term control over facility operations, mitigates our exposure to increasing rent expense and allows us to respond more quickly and efficiently to changes in market demand through facility renovations and modifications.

•	Strong and experienced management team. Our senior management team has an average of more than 23 years of healthcare industry experience and has made significant financial and operating improvements to our business since joining us in 2002. By establishing our focus on key performance metrics and creating a culture of accountability across all of our facilities, our senior management team has developed a framework for monitoring and improving quality of care and profitability. Our senior management team has been the motivating force in the development of innovative programs to attract high-acuity patients, such as our Express Recoverytm program. After the completion of this offering, our senior management team will beneficially own approximately % of our outstanding common stock.

Our Strategy

The primary elements of our business strategy are to:

•	Focus on high-acuity patients. We focus on attracting high-acuity patients, for whom we are reimbursed at higher rates. We believe that we can continue to leverage our integrated service offering and our reputation for providing high-quality care to expand our referral network and increase the number of high-acuity patients referred to us. In addition, we intend to introduce our Express Recoverytm program in more of our facilities and to develop other innovative programs to better serve high-acuity patients. As of September 30, 2006, we have added 17 Express Recoverytm units at our facilities.

•	Expand our rehabilitation and other related healthcare businesses. We intend to continue to grow our rehabilitation therapy and hospice care businesses by expanding their use in both our own and in third-party facilities and by adding new third-party contracts. We have increased our third-party rehabilitation revenue 51%, from $29.7 million in the first nine months of 2005 to $41.9 million in the first nine months of 2006. We believe that by continuing to grow these businesses and adding to our portfolio of related healthcare services, we will be able to capture a greater share of healthcare expenditures in our key markets.

•	Drive revenue growth organically and through acquisitions and development. We pursue organic revenue growth by expanding our referral network, increasing our service offerings to high-acuity patients and expanding our other related healthcare services offerings. We regularly evaluate strategic acquisitions and new development opportunities in attractive markets, particularly in the western region of the United States, that allow us to build relationships with additional referral sources, such as hospitals, specialty physicians and managed care organizations, or achieve operational efficiencies. For example, we currently are advancing plans to develop three skilled nursing facilities on or near the Baylor campus.

•	Monitor performance measures to increase operating efficiency. We focus on reducing operating costs by maximizing the efficient use of our labor resources and managing our insurance and professional and general liability and workers’ compensation expenses. We have had success with these initiatives in part by implementing systems to monitor closely key metrics that measure our performance in such areas as quality of care, occupancy, payor mix, labor utilization and turnover and insurance claims. We believe that by continuing to monitor our performance closely we will be able to reduce our use of outsourced services and our overtime compensation and proactively address potential sources of medical malpractice and workers’ compensation exposure, all of which would enable us to improve our operating results.

•	Attract and retain talented and qualified employees. We seek to hire and retain talented and qualified employees, including our administrative and management personnel. We also seek to leverage our employees’ capabilities through our culture, quality of care training and incentive programs in order to enhance our ability to provide quality clinical and rehabilitation services.

Recent Transactions

On February 1, 2007, we purchased the land, building and related improvements of one of our leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

On December 15, 2006, we purchased a skilled nursing facility in Missouri for $8.5 million in cash; on June 16, 2006, we purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2.7 million in cash and on March 1, 2006, we purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31.0 million in cash. These facilities added approximately 666 beds to our operations.

In December 2005, Onex Partners LP and Onex Corporation, together Onex, certain members of our management and Baylor Healthcare System, together the rollover investors, and other associates of Onex purchased our predecessor company in a merger for $645.7 million. Onex and the rollover investors funded the purchase price, related transaction costs and an increase of cash on our predecessor company’s balance sheet with equity contributions of approximately $222.9 million, the issuance and sale of $200.0 million principal amount of our 11% senior subordinated notes and the incurrence and assumption of $259.4 million in term loan debt. Immediately after the Transactions, Onex, its affiliates and associates, and the rollover investors held approximately 95% and 5%, respectively, of our predecessor company’s outstanding capital stock, not including restricted stock issued to management at the time of the Transactions.

We refer to the Onex merger, the equity contributions, the financings and use of proceeds therefrom and related transactions, collectively, as the “Transactions.” We describe the Transactions in greater detail under “Certain Relationships and Related Party Transactions — The Transactions.”

In February 2007, we effected the merger of our predecessor company, which was our wholly-owned subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

Operations

Our services focus primarily on the medical and physical issues facing elderly high-acuity patients and are provided through our skilled nursing facilities, assisted living facilities, integrated and third party rehabilitation therapy business and hospice.

We have two reportable operating segments — long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of our business, and ancillary services — which includes our integrated and third party rehabilitation therapy and hospice businesses.

Long-Term Care Services Segment

Skilled Nursing Facilities

As of September 30, 2006, we provided skilled nursing care at 60 regionally clustered facilities, having 7,518 licensed beds, in California, Texas, Kansas, Missouri and Nevada. We have developed programs for, and actively market our services to, high-acuity patients, who are typically admitted to our facilities as they recover from strokes, other neurological conditions, cardiovascular and respiratory ailments, single joint replacements and other muscular or skeletal disorders.

We use interdisciplinary teams of experienced medical professionals, including therapists, to provide services prescribed by physicians. These teams include registered nurses, licensed practical nurses, certified nursing assistants and other professionals who provide individualized comprehensive nursing care 24 hours a day. Many of our skilled nursing facilities are equipped to provide specialty care, such as chemotherapy, dialysis, enteral/parenteral nutrition, tracheotomy care, and ventilator care. We also provide standard services to each of our skilled nursing patients, including room and board, special nutritional programs, social services, recreational activities and related healthcare and other services.

In December 2004, we introduced our Express Recoverytm program, which uses a dedicated unit within a skilled nursing facility to deliver a comprehensive rehabilitation regimen to high-acuity patients. Each Express Recoverytm unit is staffed separately from the rest of the skilled nursing facility and can typically be entered without using the main facility entrance, permitting residents to bypass portions of the facility dedicated to the traditional nursing home patient. Each Express Recoverytm unit typically has 12 to 36 beds and provides skilled nursing care and rehabilitation therapy for patients recovering from conditions such as joint replacement surgery, and cardiac and respiratory ailments. Since introducing our Express Recoverytm program at several of our skilled nursing facilities, our skilled mix at these facilities has increased, resulting in higher reimbursement rates. As of September 30, 2006, we operated 17 Express Recoverytm units with 442 beds and plan to complete the development of nine additional Express Recoverytm units with approximately 283 beds by the end of 2006.

Assisted Living Facilities

We complement our skilled nursing care business by providing assisted living services at 12 facilities with 794 licensed beds, as of September 30, 2006. Our assisted living facilities provide residential accommodations, activities, meals, security, housekeeping and assistance in the activities of daily living to seniors who are independent or who require some support, but not the level of nursing care provided in a skilled nursing facility.

Ancillary Services Segment

Rehabilitation Therapy Services

As of September 30, 2006, we provided physical, occupational and speech therapy services to each of our 60 skilled nursing facilities and to approximately 99 third-party facilities through our Hallmark Rehabilitation subsidiary. We provide rehabilitation therapy services at our skilled nursing facilities as part of an integrated service offering in connection with our skilled nursing care. We believe that an integrated approach to treating high-acuity patients enhances our ability to achieve successful patient outcomes and enables us to identify and treat patients who can benefit from our rehabilitation therapy services. We believe hospitals and physician groups refer high-acuity patients to our skilled nursing facilities because they recognize the value of an integrated approach to providing skilled nursing care and rehabilitation therapy services.

We believe that we have also established a strong reputation as a premium provider of rehabilitation therapy services to third-party skilled nursing operators in our local markets, with a recognized ability to provide these services to high-acuity patients. Our partnership approach to providing rehabilitation therapy services for third-party operators is in contrast to a low-cost strategy and emphasizes high-quality treatment and successful clinical outcomes. As of September 30, 2006, we employed approximately 1,037 full-time equivalent employees, primarily therapists.

Hospice Care

We provide hospice services in California and Texas through our Hospice Care of the West business. Hospice services focus on the physical, spiritual and psychosocial needs of both terminally ill individuals and their families and consist of palliative and clinical care, education and counseling. Our Hospice Care of the West business received licensure in California and Texas at the end of 2004.

Our Local Referral Network

As of September 30, 2006, our sales and marketing team of ten regionally-based professionals and over 80 facility-based professionals are responsible for marketing our high-acuity capabilities, which involves developing new referral relationships and managing existing relationships within our local network. These professionals actively call on hospitals, hospital discharge planners, primary care physicians and various community organizations as well as specialty physicians, such as orthopedic surgeons, pulmonologists, neurologists and other medical specialties because these providers frequently treat patients that require comprehensive therapy or other medically complex services that we provide.

We also have established strategic alliances with medical centers in our local markets, including Baylor Healthcare System in Dallas, Texas, St. Joseph’s Hospital in Orange County, California and White Memorial in Los Angeles, California. We believe that forming alliances with leading medical centers improves our ability to attract high-acuity patients to our facilities because we believe that an association with such a medical center typically enhances our reputation for providing high-quality care. As part of these alliances, the medical centers formally evaluate and provide input with respect to our quality of care. We believe these alliances provide us with significantly greater exposure to physicians and discharge staff at these medical centers, strengthening our relationships and reputation with these valuable referral sources. These medical centers may also seek to more rapidly discharge their patients into a facility where the patient will continue to receive high-quality care. As part of the affiliation, we typically commit to admit a contractually negotiated number of charity care patients from the hospital system into our skilled nursing facility and adopt coordinated quality assurance practices.

Payment Sources

We derive revenue primarily from the Medicare and Medicaid programs, managed care payors and from private pay patients. Medicaid typically covers patients that require standard room and board services and provides reimbursement rates that are generally lower than rates earned from other sources. We use our skilled mix as a measure of the quality of reimbursements we receive at our skilled nursing facilities over various periods. Skilled mix is the average daily number of Medicare and managed care patients we serve at our skilled nursing facilities divided by the average daily number of total patients we serve at our skilled nursing facilities. We monitor our quality mix, which is the percentage of non-Medicaid revenue from each of our businesses, to measure the level of more attractive reimbursements that we receive across each of our business units. We believe that our focus on attracting and providing integrated care for high-acuity patients has had a positive effect on our skilled mix and quality mix.

The following table sets forth our Medicare, managed care, private pay/other and Medicaid patient days for our skilled nursing facilities as a percentage of total patient days for our skilled nursing facilities and the level of skilled mix for our skilled nursing facilities:

	Percentage Skilled Nursing Patient Days
				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006

Medicare	15.7%	16.8%	17.8%	17.9%	18.2%
Managed care	3.4	3.8	4.6	4.5	5.4

Skilled mix	19.1	20.6	22.4	22.4	23.6
Private and other	15.0	14.0	16.2	16.3	16.6
Medicaid	65.9	65.4	61.4	61.3	59.8

Total	100%	100%	100%	100%	100%

The following table sets forth our Medicare, managed care and private pay and Medicaid sources of revenue by percentage of total revenue and the level of quality mix for our company:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
	(Unaudited)

Medicare	33.8%	35.8%	36.3%	36.7%	36.2%
Managed care and private pay	25.0	25.6	30.2	29.8	31.8

Quality mix	58.8	61.4	66.5	66.5	68.0
Medicaid	41.2	38.6	33.5	33.5	32.0

Total	100%	100%	100%	100%	100%

Sources of Reimbursement

We receive a majority of our revenue from Medicare and Medicaid. The Medicare and Medicaid programs generated approximately 36.3% and 33.5%, respectively, of our revenue for the year ended December 31, 2005 and approximately 36.2% and 32.0%, respectively, of our revenue for the nine months ended September 30, 2006. Changes in the reimbursement rates or the system governing reimbursement for these programs directly affect our business. In addition, our rehabilitation therapy services, for which we typically receive payment from private payors, are significantly dependent on Medicare and Medicaid funding, as those private payors are often reimbursed by these programs. In recent years, federal and state governments have enacted changes to these programs in response to increasing healthcare costs and budgetary constraints See “Risk Factors — Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our revenue, financial condition and results of operations.” Our ability to remain certified as a Medicare and Medicaid provider depends on our ability to comply with existing and newly enacted laws or new interpretations of existing laws related to these programs. See “Business — Government Regulation.”

Medicare.  Medicare is a federal program and provides certain healthcare benefits to beneficiaries who are 65 years of age or older, blind, disabled or qualify for the End Stage Renal Disease Program. Medicare provides health insurance benefits in two primary parts:

•	Part A. Hospital insurance, which provides reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other healthcare providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited for a period up to 100 days, if medically necessary, after the individual has qualified for Medicare coverage by a three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount. Covered services include supervised nursing care, room and board, social services, pharmaceuticals and supplies as well as physical, speech and occupational therapies and other necessary services provided by nursing facilities. Medicare Part A also covers hospice care.

•	Part B. Supplemental Medicare insurance, which requires the beneficiary to pay monthly premiums, covers physician services, limited drug coverage and other outpatient services, such as physical, occupational and speech therapy services, enteral nutrition, certain medical items and X-ray services received outside of a Part A covered inpatient stay.

To achieve and maintain Medicare certification, a healthcare provider must meet the Centers for Medicare and Medicaid Services, or CMS, “Conditions of Participation” on an ongoing basis, as determined in the facility survey conducted by the state in which such provider is located.

Medicare pays for inpatient nursing facility services under the Medicare prospective payment system, or PPS. The prospective payment for each beneficiary is based upon the acuity of care needed by the beneficiary. Acuity is determined by an assessment of the patient. Based on this assessment, the patient is assigned to one of the resource utilization grouping categories, or RUGs. Each RUG category corresponds to a fixed per diem rate of reimbursement. Under the PPS, the amount paid to the provider for an episode of care is not directly related to the provider’s charges or costs of providing that care. CMS adjusts Medicare rates for the RUGs on an annual basis usually on October 1 of each year, and may increase the RUG rates based upon an inflation factor referred to as the “market basket.” A market basket has been generated in each of the eight years since the Medicare PPS became effective in 1998, at an average annual rate of 3.0%. The market basket increase was 3.1% for 2006 and will also be 3.1% for 2007. Until 2006, our facilities received reimbursement for 100% of their Medicare bad debts. As of the beginning of 2006, Medicare reimbursement for skilled nursing facility bad debt was reduced to 70.0%, consistent with the rate paid to hospitals, except for the bad debt attributable to beneficiaries who are entitled to receive Medicare Part A and/or Part B and are eligible to receive some form of Medicaid benefit, referred to as dual-eligible beneficiaries. We do not anticipate a substantial impact from this legislation.

On August 4, 2005, CMS issued a final Medicare payment rule for skilled nursing facilities, that became effective on January 1, 2006. The final rule refined the existing RUG categories and added nine new RUG categories for skilled nursing facility residents who qualify for more extensive services. We believe these RUG changes more accurately pay skilled nursing facilities for the care of residents with medically complex conditions. Additionally, effective January 1, 2006, temporary add-on payments available in prior years expired. We cannot predict whether there will be additional refinement of RUG categories in the future, however CMS has announced that it is engaged in demonstration projects and data collection efforts for purposes of developing future refinements.

Beginning January 1, 2006, the Medicare Modernization Act of December 2003, or MMA, implemented a major expansion of the Medicare program through the introduction of a prescription drug benefit under new Medicare Part D. Medicare beneficiaries who elect Part D coverage and are dual eligible beneficiaries, are enrolled automatically in Part D and have their outpatient prescription drug costs covered by this new Medicare benefit, subject to certain limitations. Most of the nursing facility residents we serve whose drug costs are currently covered by state Medicaid programs are dual eligible beneficiaries. Accordingly, Medicaid is no longer a significant payor for the prescription pharmacy services provided to these residents. Medicaid will continue as a significant payor for over the counter medications. For more information please refer to “— Reimbursement for Institutional Pharmacy Services, Including Medical Supplies.”

Section 4541 of the Balanced Budget Act, or BBA, requires CMS to impose financial limitations or caps on outpatient physical, speech-language and occupational therapy services by all providers, other than hospital outpatient departments. The law requires a combined cap for physical therapy and speech-language pathology, and a separate cap for occupational therapy, reimbursed under Part B. Due to a series of moratoria enacted subsequent to the BBA, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy and speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 effective January 1, 2007. CMS, as directed by DRA, established an outpatient therapy caps exception process that is effective retroactively to January 1, 2006 for services rendered through the end of 2006. Congress extended these exceptions through the end of 2007. The exception process allows for two types of exceptions to caps for medically necessary services: (1) automatic exceptions; and (2) manual exceptions. Certain diagnoses qualify for an automatic exception to the therapy caps if the condition or complexity has a direct and significant impact on the need for course of therapy being provided and the additional treatment is medically necessary. Manual exceptions require submission of a written request by the beneficiary or provider and medical review by the Medicare fiscal intermediary. If the patient does not have a condition that allows automatic exception, but is believed to require medically necessary services exceeding the caps, the skilled nursing facility may fax a letter requesting up to 15 treatment days of service beyond the cap. Unless further extended, these exceptions to the therapy caps will expire on December 31, 2007.

In addition, on February 5, 2007, the Bush Administration released its fiscal year 2008 budget proposal, which would reduce Medicare spending by $5.3 billion in fiscal year 2008 and $75.9 billion over five years. The budget would, among other things, freeze payments in fiscal year 2008 to skilled nursing facilities. Thereafter, the payment update for these providers would be market basket minus 0.65%. The budget also proposes to reduce payment updates for hospice services by 0.65% annually, beginning in 2008. To enhance the long-term financing of the Medicare program, the budget also proposes automatic reductions in provider updates if general revenue is projected to exceed 45.0% of total Medicare financing. Of these proposals, $4.3 billion for 2008 and $65.6 billion over five years would require legislation to be implemented. Nonetheless, Congress may yet consider these and other proposals in the future that would further restrict Medicare funding for skilled nursing facilities and other providers.

CMS’s annual update notice also discusses several initiatives, including plans to: (1) develop an integrated system of post-acute care payment, to make payments for similar services consistent regardless of where the service is delivered; (2) encourage the increased use of health information technology to improve both quality and efficiency in the delivery of post-acute care; (3) assist beneficiaries in their need to be better informed health care consumers by making information about health care pricing and quality accessible and understandable; and (4) accelerate the progress already being made in improving quality of life for nursing home residents. The president’s 2008 budget proposes to implement site-neutral post hospital payments to limit incentives for five conditions commonly treated in both skilled nursing facilities and impatient rehabilitation facilities. It is too early to assess the impact, if any, that these proposals would have on us.

Medicaid.  Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and that may supplement Medicare benefits for financially needy persons aged 65 and older.

Under Medicaid, most state expenditures for medical assistance are matched by the federal government. The federal medical assistance percentage, which is the percentage of Medicaid expenses paid by the federal government, will range from 50% to 76%, depending on the state in which the program is administered, for fiscal year 2007. For federal fiscal year 2007 in the states in which we currently operate, between 50% and 62% of Medicaid funds will be provided by the federal government. The president’s 2008 budget proposal would limit federal matching to 50%. If this proposal is adopted, states which previously received higher federal matching payments would have less funding available, in which case Medicaid rates in these states may be reduced to levels that are below our operating costs.

To generate funds to pay for the increasing costs of the Medicaid program, many states utilize financial arrangements such as provider taxes. Under the provider tax arrangements, states collect taxes from health care providers and then return the revenue to hospitals as a Medicaid expenditure, whereby states can then claim additional federal matching funds.

To curb these types of Medicaid funding arrangements by the states, Congress placed restrictions on states’ use of provider tax and donation programs as a source of state matching funds. Under the Medicaid Voluntary Contribution and Provider-Specific Tax Amendments of 1991 the federal matching funds available to a state were reduced by the total amount of health care related taxes that the state imposed, unless certain requirements are met. The federal matching funds are not reduced if the state taxes are broad-based and not applied specifically to Medicaid reimbursed services, and providers are at risk for the amount of tax assessed and not guaranteed to receive reimbursement for the tax assessed through the applicable state Medicaid program.

Under current law, taxes imposed on providers may not exceed 6.0% of total revenue and must be applied uniformly across all health care providers in the same class. Beginning January 1, 2008 through September 30, 2011 that maximum will be reduced to 5.5%. At this time we cannot estimate what effect, if any, the reduction will have on our operations.

The Deficit Reduction Act of 2005, or DRA, limits the ability of individuals to become eligible for Medicaid by increasing from three years to five years the time period, known as the “look back period,” in which the transfer of assets by an individual for less than fair market value will render the individual ineligible for Medicaid benefits for nursing home care. Under the DRA, a person that transferred assets for less than fair market value during the look-back period will be ineligible for Medicaid for so long as they would have been able to fund their cost of care absent the transfer or until the transfer would no longer have been made during the look-back period. This period is referred to as the penalty period. The DRA also changes the calculation for determining when the penalty period begins and prohibits states from ignoring small asset transfers and certain other asset transfer mechanisms. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines.

The Medicaid program generally permits states to develop their own standards for the establishment of rates and varies in certain respects from state to state. The law requires each state to use a public process for establishing proposed rates whereby the methodology and justification of rates used are available for public review and comment. The states in which we operate currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurred in a base year in providing routine resident care services as defined by the program. The reimbursements received under a cost-based reimbursement system are updated each year for inflation. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment.

The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services (usually during a prior base year) adjusted to reflect factors such as inflation and any additional services required. Many of the prospective payment systems under which we operate contain an acuity measurement system, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where skilled nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.

Each state has relatively broad discretion in the reimbursement methodology and amounts paid for services. In 2005, California switched from a prospective payment system to a prospective cost-based system for free-standing nursing facilities that reflects the costs and staffing levels associated with quality of care for residents at these facilities. Also in 2005, California effected a retroactive cost of living adjustment to its existing average Medi-Cal reimbursement rate for the 2004/2005 rate year. California levies a tax on skilled nursing facilities in the amount of $7.79 per patient day. The law under which this tax is levied is scheduled to expire on July 31, 2008, unless a later enacted statute extends this date. In August 2006, we received an increase of approximately 2.39% in Medi-Cal rates effective for the fiscal year ending June 2007.

In Texas, skilled nursing facility services are reimbursed at per diem rates determined for 11 patient acuity mix classes of service. Costs are projected from the historical cost period to the prospective rate period and account for economic changes and changes in occupancy and utilization. On March 24, 2006, the Texas state legislature approved an administrative increase in Texas Medicaid rates of approximately 11.75%, to be made retroactively effective to January 1, 2006.

In Kansas, skilled nursing facilities are paid prospectively determined daily rates determined using a prospective facility specific rate setting system. The rate is determined for base year cost data submitted by the provider and adjusted for case mix. Certain costs are adjusted for inflation annually based on a market basket index. In July 2006 we received a rate increase of approximately 0.7% effective for the fiscal year ending June 2007.

In Missouri, skilled nursing facilities are reimbursed based on a cost-based rate determined on a base year cost updated for inflation or pursuant to a patient care median. The current base year is 2001. Missouri levies a tax on skilled nursing facilities in the amount of $8.42 per patient day, plus a small redistribution fee based on the additional funds raised by the provider tax. The tax is collected via an automatic deduction from the Medicaid remittance advice. In July 2006, we received a rate increase of approximately 2.7% effective for the fiscal year ending June 2007.

In Nevada, free-standing skilled nursing facilities are paid a prospective per diem rate that is adjusted for patient acuity mix and designed to cover all costs except those currently associated with property, return on equity, and certain ancillaries. Property cost is reimbursed at prospective rate for each facility. Nevada levies a tax on skilled nursing facilities in the amount of $14.12 per non-Medicare patient day, which is collected one month in arrears. The rate in effect for the quarter beginning July 2006 to September 30, 2006 was approximately 4.0% higher than the same period last year.

The U.S. Department of Health and Human Services has established a Medicaid Advisory Commission charged with recommending ways Congress can reduce Medicaid spending growth and restructure the program. The commission is expected to recommend ways to reduce Medicaid spending growth by up to $10.0 billion over five years in a report expected to be issued by December 31, 2006.

Managed Care.  Our managed care patients consist of individuals who are insured by a third-party entity, typically called a senior HMO plan, or are Medicare beneficiaries who assign their Medicare benefits to a senior HMO plan.

Private Pay and Other.  Private pay and other sources consist primarily of individuals or parties who directly pay for their services or are beneficiaries of the Department of Veterans Affairs or hospice beneficiaries not enrolled in Medicare.

Reimbursement for Specific Services

Reimbursement for Skilled Nursing Services.  Skilled nursing facility revenue is primarily derived from Medicare and Medicaid reimbursement, as discussed above.

Our skilled nursing facilities also provide Medicaid-covered services to eligible individuals consisting of nursing care, room and board and social services. In addition, states may at their option cover other services such as physical, occupational and speech therapies.

Reimbursement for Assisted Living Services.  Assisted living facility revenue is primarily derived from private pay residents at rates we establish based upon the services we provide and market conditions in the area of operation. In addition, Medicaid or other state specific programs in some states where we operate supplement payments for board and care services provided in assisted living facilities.

Reimbursement for Rehabilitation Therapy Services.  Our rehabilitation therapy services operations receive payment for services from affiliated and non-affiliated skilled nursing facilities and assisted living facilities that they serve. The payments are based on contracts with customers with negotiated patient per diem rates or a negotiated fee schedule based on the type of service rendered. Various federal and state laws and regulations govern reimbursement for rehabilitation therapy services to long-term care facilities and other healthcare providers participating in Medicare, Medicaid and other federal and state healthcare programs.

Some of our rehabilitation therapy revenues are paid by the Medicare Part B program under a fee schedule. Congress has established annual caps that limit the amounts that can be paid (including deductible and coinsurance amounts) for rehabilitation therapy services rendered to any Medicare beneficiary under Part B. The law requires a combined cap for physical therapy and speech-language pathology and a separate cap for occupational therapy. Due to a series of moratoria by Congress, the caps were only in effect in 1999 and for a few months in 2003. With the expiration of the most recent moratorium, the caps were reinstated on January 1, 2006 at $1,740 for the physical therapy/speech therapy cap and $1,740 for the occupational therapy cap. Each of these caps increased to $1,780 effective as of January 1, 2007. Congress directed CMS to create a process to allow exceptions to therapy caps for certain medically necessary services through December 31, 2006. The Tax Relief and Health Care Act of 2006 extended these exceptions through the end of 2007. Unless further extended, these exceptions will expire on December 31, 2007. The exceptions process allows for two types of exceptions to the caps for medically necessary services:

•	Automatic Exceptions. Automatic exceptions for certain enumerated “conditions or complexities” are allowed without a written request when the conditions and complexities are appropriately provided and documented. CMS anticipates that the majority of beneficiaries who require services in excess of the caps will qualify for automatic exceptions.

•	Manual Exceptions. Manual exceptions are available if the patient does not have a condition or complexity that allows automatic exception, but is believed to require medically necessary services exceeding the caps. In such cases, the provider may submit a request for up to 15 treatment days of service beyond the cap. The request must include medical justification for the exception. The fiscal intermediaries will make a decision on the number of treatment days they determine are medically necessary within 10 business days. We cannot predict the availability of manual exceptions.

The federal and state reimbursement and fraud and abuse laws and regulations are applicable to our rehabilitation therapy services operations because the services we provide to our customers, including affiliated entities, are paid under Medicare, Medicaid and other federal and state healthcare programs. We could also be affected if we violate the laws in our arrangements with patients or referral sources. Also, if our customers fail to comply with these laws and regulations they could be subject to possible sanctions, including loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties, which could adversely affect our rehabilitation therapy operations, including our financial results. Our customers will also be affected by the Medicare Part B outpatient rehabilitation therapy cap discussed above.

Reimbursement for Hospice Services.  For a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that, in the best judgment of the physician or medical director, the beneficiary has less than six months to live, assuming the beneficiary’s disease runs its normal course. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to his or her terminal illness. Each benefit period, a physician must re-certify that the Medicare beneficiary’s life expectancy is six months or less in order for the beneficiary to continue to qualify for and to receive the Medicare hospice benefit. The first two benefit periods are measured at 90-day intervals and subsequent benefit periods are measured at 60-day intervals. There is no limit on the number of periods that a Medicare beneficiary may be re-certified. A Medicare beneficiary may revoke his or her election at any time and begin receiving traditional Medicare benefits.

Medicare reimburses for hospice care using a prospective payment system. Under that system, we receive one of four predetermined daily or hourly rates based on the level of care we furnish to the beneficiary. These rates are subject to annual adjustments based on inflation and geographic wage considerations.

Medicare limits the reimbursement we may receive for inpatient care services. If the number of inpatient care days furnished by us to Medicare beneficiaries exceeds 20.0% of the total days of hospice care furnished by us to Medicare beneficiaries, Medicare payments to us for inpatient care days exceeding the 20.0% inpatient cap will be reduced to the routine home care rate. This determination is made annually based on the twelve-month period beginning on November 1st of each year.

We are required to file annual cost reports with the U.S. Department of Health and Human Services for informational purposes and to submit claims based on the location where we actually furnish the hospice services. These requirements permit Medicare to adjust payment rates for regional differences in wage costs.

Government Regulation

General

Healthcare is an area of extensive and frequent regulatory change. We provide healthcare services through our operating subsidiaries. In order to operate nursing facilities and provide healthcare services, our subsidiaries that operate these facilities must comply with federal, state and local laws relating to licensure, delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate setting, building codes and environmental protection. Changes in the law or new interpretations of existing laws may have a significant impact on our methods and costs of doing business.

Governmental and other authorities periodically inspect our skilled nursing facilities and assisted living facilities to assure that we continue to comply with their various standards. We must pass these inspections to continue our licensing under state law, to obtain certification under the Medicare and Medicaid programs and to continue our participation in the Veterans Administration program at some facilities. We can only participate in other third-party programs if our facilities pass these inspections. In addition, government authorities inspect our record keeping and inventory control of controlled narcotics. From time to time, we, like others in the healthcare industry, may receive notices from federal and state regulatory agencies alleging that we failed to comply with applicable standards. These notices may require us to take corrective action, and may impose civil monetary penalties and other operating restrictions on us. If our skilled nursing facilities fail to comply with these directives or otherwise fail to comply substantially with licensure and certification laws, rules and regulations, we could lose our certification as a Medicare or Medicaid provider or lose our state licenses to operate the facilities.

Civil and Criminal Fraud and Abuse Laws and Enforcement

Federal and state healthcare fraud and abuse laws regulate both the provision of services to government program beneficiaries and the methods and requirements for submitting claims for services rendered to such beneficiaries. Under these laws, individuals and organizations can be penalized for submitting claims for services that are not provided, that have been inadequately provided, billed in an incorrect manner or other than as actually provided, not medically necessary, provided by an improper person, accompanied by an illegal inducement to utilize or refrain from utilizing a service or product, or billed or coded in a manner that does not otherwise comply with applicable governmental requirements. Penalties also may be imposed for violation of anti-kickback and patient referral laws.

Federal and state governments have a range of criminal, civil and administrative sanctions available to penalize and remediate healthcare fraud and abuse, including exclusion of the provider from participation in the Medicare and Medicaid programs, fines, criminal and civil monetary penalties and suspension of payments and, in the case of individuals, imprisonment.

We have internal policies and procedures and have implemented a compliance program in order to reduce exposure for violations of these and other laws and regulations. However, because enforcement efforts presently are widespread within the industry and may vary from region to region, we cannot assure you that our compliance program will significantly reduce or eliminate exposure to civil or criminal sanctions or adverse administrative determinations.

Anti-Kickback Statute

Provisions in Title XI of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of anything of value, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by a federal healthcare program such as Medicare or Medicaid. Violation of the Anti-Kickback Statute is a felony, and sanctions for each violation include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including Medicare and Medicaid). Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals applicable to all payors.

We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. Certain safe harbor provisions have been created, and compliance with a safe harbor ensures that the contractual relationship will not be found in violation of the Anti-Kickback Statute. We attempt to structure these arrangements in a manner that meets the terms of one of the safe harbor regulations. Some of these arrangements may not meet all of the requirements. However, failure to meet the safe harbor does not render the contract illegal.

We believe that our contracts and arrangements with providers, practitioners and suppliers should not be found to violate the Anti-Kickback Statute or similar state laws. We cannot guarantee however, that these laws will ultimately be interpreted in a manner consistent with our practices.

If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Stark Law

Congress has also passed a significant prohibition against certain physician referrals of patients for healthcare services, commonly known as the Stark Law. The Stark Law prohibits a physician from making referrals for particular healthcare services (called “designated health services”) to entities with which the physician, or an immediate family member of the physician, has a financial relationship if the services are payable by Medicare or Medicaid. If any arrangement is covered by the Stark Law, the requirements of a Stark Law exception must be met for the physician to be able to make referrals to the entity for designated health services and for the entity to be able to bill for these services. Although the term “designed health services” does not include long-term care services, some of the services provided by our skilled nursing facilities and other related business units are classified as designated health services including physical, speech and occupational therapy, pharmacy and hospice services. The term “financial relationship” is defined very broadly to include most types of ownership or compensation relationships. The Stark Law also prohibits the entity receiving the referral from seeking payment from the patient or the Medicare and Medicaid programs for services rendered pursuant to a prohibited referral. If an entity is paid for services rendered pursuant to a prohibited referral, it may incur civil penalties and could be excluded from participating in any federal and state healthcare programs.

The Stark Law contains exceptions for certain physician ownership or investment interests in, and certain physician compensation arrangements with, entities. If a compensation arrangement or investment relationship between a physician, or immediate family member, and an entity satisfies all requirements for a Stark Law exception, the Stark Law will not prohibit the physician from referring patients to the entity for designated health services. The exceptions for compensation arrangements cover employment relationships, personal services contracts and space and equipment leases, among others.

If an entity violates the Stark Law, it could be subject to civil penalties of up to $15,000 per prohibited claim and up to $100,000 for knowingly entering into certain prohibited cross-referral schemes. The entity also may be excluded from participating in federal and state healthcare programs, including Medicare and Medicaid. If the Stark Law was found to apply to our relationships with referring physicians and no exception under the Stark Law were available, we would be required to restructure these relationships or refuse to accept referrals for designated health services from these physicians. If we were found to have submitted claims to Medicare or Medicaid for services provided pursuant to a referral prohibited by the Stark Law, we would be required to repay any amounts we received from Medicare or Medicaid for those services and could be subject to civil monetary penalties. Further, we could be excluded from participating in Medicare and Medicaid and other federal and state healthcare programs. If we were required to repay any amounts to Medicare or Medicaid, subjected to fines, or excluded from the Medicare and Medicaid Programs, our business and financial condition would be harmed significantly.

Many states have physician relationship and referral statutes that are similar to the Stark Law. These laws generally apply regardless of payor. We believe that our operations are structured to comply with applicable state laws with respect to physician relationships and referrals. However, any finding that we are not in compliance with these state laws could require us to change our operations or could subject us to penalties. This, in turn, could have a negative affect on our operations.

False Claims

Federal and state laws prohibit the submission of false claims and other acts that are considered fraudulent or abusive. The submission of claims to a federal or state healthcare program for items and services that are “not provided as claimed” may lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs. Allegations of poor quality of care can also lead to false claims suits as prosecutors allege that the provider has represented to the program that adequate care is provided and the lack of quality care causes the service to be “not provided as claimed.”

Under the Federal False Claims Act, actions against a provider can be initiated by the federal government or by a private party on behalf of the federal government. These private parties, whistleblowers, are often referred to as qui tam relators, and relators are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. The use of private enforcement actions against healthcare providers has increased dramatically, in part because the relators are entitled to share in a portion of any settlement or judgment. This development has increased the risk that a healthcare company will have to defend a false claims action, pay fines or settlement amounts or be excluded from the Medicare and Medicaid programs and other federal and state healthcare programs as a result of an investigation arising out of false claims laws. Many states have enacted similar laws providing for imposition of civil and criminal penalties for the filing of fraudulent claims. Due to the complexity of regulations applicable to our industry, we cannot guarantee that we will not in the future be the subject of any actions under the Federal False Claims Act or similar state law.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act of 1996, commonly known as HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment as well as exclusion from participation in federal and state health care programs.

In addition, HIPAA established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of certain individually identifiable health information. Three standards have been promulgated under HIPAA with which we currently are required to comply. First, we must comply with HIPAA’s standards for electronic transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the standards for the privacy of individually identifiable health information, which limit the use and disclosure of most paper and oral communications, as well as those in electronic form, regarding an individual’s past, present or future physical or mental health or condition, or relating to the provision of healthcare to the individual or payment for that healthcare, if the individual can or may be identified by such information. We were required to comply with these standards by April 14, 2003. Finally, we must comply with HIPAA’s security standards, which require us to ensure the confidentiality, integrity and availability of all electronic protected health information that we create, receive, maintain or transmit, to protect against reasonably anticipated threats or hazards to the security of such information, and to protect such information from unauthorized use or disclosure. We were required to comply with these standards by April 21, 2005.

In addition, in January 2004, CMS published a rule announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. This rule became effective May 23, 2005, with a compliance date of May 23, 2007. We believe that we are in material compliance with these standards. However, if our practices, policies and procedures are found not to comply with these standards, we could be subject to criminal penalties and civil sanctions.

State Privacy Laws

States also have laws that apply to the privacy of healthcare information. We must comply with these state privacy laws to the extent that they are more protective of healthcare information or provide additional protections not afforded by HIPAA. Where we are subject to these state laws, it may be necessary to modify our operations or procedures to comply with them, which may entail significant and costly changes for us. We believe that we are in material compliance with applicable state privacy and security laws. However, if we fail to comply with these laws, we could be subject to additional penalties and/or sanctions.

Certificates of Need and Other Regulatory Matters

Certain states administer a certificate of need program which applies to the incurrence of capital expenditures, the offering of certain new institutional health services, the cessation of certain services and the acquisition of major medical equipment. Such legislation also stipulates requirements for such programs, including that each program both be consistent with the respective state health plan in effect pursuant to such legislation and provide for penalties to enforce program requirements. To the extent that certificates of need or other similar approvals are required for expansion of our operations, either through facility acquisitions, expansion or provision of new services or other changes, such expansion could be affected adversely by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals or possible delays and expenses associated with obtaining such approvals.

State Facility Operating License Requirements

Nursing homes, pharmacies, and hospices are required to be individually licensed or certified under applicable state law and as a condition of participation under the Medicare program. In addition, health care professionals and practitioners providing health care are required to be licensed in most states. We believe that our operating subsidiaries that provide these services have all required regulatory approvals necessary for our current operations. The failure to obtain, retain or renew any required license or could adversely affect our operations, including our financial results.

Rehabilitation License Requirements

Our rehabilitation therapy services operations are subject to various federal and state regulations, primarily regulations of individual practitioners. Therapists and other healthcare professionals employed by us are required to be individually licensed or certified under applicable state law. We take measures to ensure that therapists and other healthcare professionals are properly licensed. In addition, we require therapists and other employees to participate in continuing education programs. The failure to obtain, retain or renew any required license or certifications by therapists or other healthcare professionals could adversely affect our operations, including our financial results.

Regulation of our Joint Venture Institutional Pharmacy

Our joint venture institutional pharmacy operations, which include medical equipment and supplies, are subject to extensive federal, state and local regulation relating to, among other things, operational requirements, reimbursement, documentation, licensure, certification and regulation of pharmacies, pharmacists, drug compounding and manufacture and controlled substances.

Institutional pharmacies are regulated under the Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act, which are administered by the U.S. Food and Drug Administration. Under the Comprehensive Drug Abuse Prevention and Control Act of 1970, which is administered by the U.S. Drug Enforcement Administration, dispensers of controlled substances must register with the Drug Enforcement Administration, file reports of inventories and transactions and provide adequate security measures. Failure to comply with such requirements could result in civil or criminal penalties. The Medicare and Medicaid programs also establish certain requirements for participation of pharmacy suppliers. Our institutional pharmacy joint venture is also subject to federal and state laws that govern financial arrangements between healthcare providers, including the Anti-Kickback Statute under “— Anti-Kickback Statute.”

Competition

Our facilities compete primarily on a local and regional basis with many long-term care providers, from national and regional chains to smaller providers owning as few as a single nursing center. We also compete with inpatient rehabilitation facilities and long-term acute care hospitals. Our ability to compete successfully varies from location to location and depends on a number of factors, which include the number of competing facilities in the local market, the types of services available, quality of care, reputation, age and appearance of each facility and the cost of care in each location with respect to private pay residents.

We seek to compete effectively in each market by establishing a reputation within the local community for quality of care, attractive and comfortable facilities and providing specialized healthcare with an emphasized focus on high-acuity patients. Programs targeting high-acuity patients, including our Express Recoverytm units, generally have a higher staffing level per patient than our other inpatient facilities and compete more directly with inpatient rehabilitation facilities and long-term acute-care hospitals. We believe that the average cost to a third-party payor for the treatment of our typical high-acuity patient is lower if that patient is treated in one of our facilities than if that same patient were to be treated in an inpatient rehabilitation facility or long-term acute-care hospital.

Our other services, such as rehabilitation therapy provided to third-party facilities and hospice care also compete with local, regional, and national companies. The primary competitive factors in these businesses are similar to those for our skilled nursing care facilities and include reputation, the cost of services, the quality of clinical services, responsiveness to patient needs and the ability to provide support in other areas such as third-party reimbursement, information management and patient record-keeping.

Increased competition could limit our ability to attract and retain patients, maintain or increase rates or to expand our business. Some of our competitors have greater financial and other resources than we have, may have greater brand recognition and may be more established in their respective communities than we are. Competing companies may also offer newer facilities or different programs or services than us and may therefore attract our patients who are presently residents of our facilities, potential residents of our facilities, or who are otherwise receiving our healthcare services. Other competitors may accept lower margins and, therefore, may present significant price competition.

Although non-profit organizations continue to run approximately two-thirds of hospice programs, for-profit companies have recently began to occupy a larger share of the hospice market. Increasing public awareness of hospice services, the aging of the U.S. population and favorable reimbursement by Medicare, the primary payor, have contributed to the recent growth in the hospice care market. As more companies enter the market to provide hospice services, we will face increasing competitive pressure.

Labor

Our most significant operating cost is labor. Our labor costs consist of salaries, wages and benefits including workers’ compensation but excluding non-cash stock based compensation expense. We seek to manage our labor costs by improving nurse staffing retention, maintaining competitive labor rates, and reducing reliance on overtime compensation and temporary nursing agency services. Labor costs accounted for approximately 63.4%, 64.1% and 63.8% of our operating expenses from continuing operations for the year ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006, respectively.

Risk Management

We have developed a risk management program designed to stabilize our insurance and professional liability costs. As part of this program, we have implemented an arbitration agreement system at each of our facilities under which, upon admission, patients are asked to execute an agreement that requires disputes to be arbitrated prior to filing a lawsuit. We believe that this has significantly reduced our liability exposure. We have also established an incident reporting process that involves monthly follow-up with our facility administrators to monitor the progress of claims and losses. We believe that our emphasis on providing high-quality care and our attention to monitoring quality of care indicators has also helped to reduce our liability exposure.

Insurance

We maintain insurance for general and professional liability, workers’ compensation and employers’ liability, employee benefits liability, property, casualty, directors and officers, surety bonds, crime, boiler and machinery, automobile, employment practices liability, earthquake and flood. We believe that our insurance programs are adequate and that our reserves appropriately reflect our exposure to potential liabilities. We do not recognize a liability in our consolidated financial statements in those instances where we have directly transferred the risk to the insurance carrier.

General and Professional Liability Insurance

In California, Texas and Nevada, we have professional and general liability insurance with an occurrence limit of $2 million per loss and an annual aggregate coverage limit for all facilities in these states of $6 million. In Kansas, we have occurrence based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. In Missouri, we have claims-made based professional and general liability insurance with an occurrence limit of $1 million per loss and an annual aggregate coverage limit of $3 million for each individual facility. We have also purchased excess general and professional liability insurance coverage providing an additional $12 million of coverage for losses arising from any claims in excess of $3 million. We also maintain a $1 million self-insured professional and general liability retention per claim in California, Nevada and Texas. We maintain no deductibles in Kansas and Missouri.

Due to our self-insured retentions under our professional and general liability programs, there is no limit on the maximum number of claims or amount for which we can be liable in any policy period. We base our loss estimates on independent actuarial analyses, which determine expected liabilities on an undiscounted basis, including incurred but not reported losses, based upon the available information on a given date. It is possible, however, for the ultimate amount of losses to exceed our estimates and our insurance limits. In the event our actual liability exceeds our estimates for any given period, our results of operations and financial condition could be materially adversely affected.

Workers’ Compensation

We have maintained workers’ compensation insurance as statutorily required. Most of our commercial workers’ compensation insurance purchased is loss sensitive in nature. As a result, we are responsible for adverse loss development. Additionally, we self-insure the first unaggregated $1.0 million per workers’ compensation claim in both California and Nevada.

In April 2004, California enacted workers’ compensation reform legislation designed to address specific problems in the workers’ compensation system and reduce workers’ compensation insurance expenses. The legislation, among other things, established an independent medical review process for resolving medical disputes, tightened standards for determining impairment ratings and capped temporary total disability payments to 104 weeks from the first payment.

We have elected to not carry workers’ compensation insurance in Texas and we may be liable for negligence claims that are asserted against us by our employees.

We purchase guaranteed cost policies for Kansas and Missouri. There are no deductibles associated with these programs.

Tort Reform

In September 2003, Texas tort law was reformed to impose a $250,000 cap on the noneconomic damages, such as pain and suffering, that claimants can recover in a malpractice lawsuit against a single health care institution and an aggregate $500,000 cap on the amount of such damages that claimants can recover in malpractice lawsuits against more than one health care institution. The law also provides a $1.4 million cap, subject to future adjustment for inflation, on recovery, including punitive damages, in wrongful death and survivor actions on a healthcare liability claim.

In California, tort reform laws since 1975 have imposed a $250,000 cap on the noneconomic damages, such as pain and suffering, that claimants can recover in an action for injury against a healthcare provider based on negligence. California law also provides for additional remedies and recovery of attorney fees for certain claims of elder or dependant adult abuse or neglect, although non-economic damages in medical malpractice cases are capped. California does not provide a cap on actual, provable damages in such claims or claims for fraud, oppression or malice.

Nevada tort law was reformed in August of 2002 to impose a $350,000 cap on non-economic damages for medical malpractice or dental malpractice. Punitive damages may only be awarded in tort actions for fraud, oppression, or malice, and are limited to the greater of $300,000 or three times compensatory damages.

In 2005, Missouri amended its tort law to impose a $350,000 cap on non-monetary damages and to limit awards for punitive damages to the greater of $500,000 or five times the net amount of the judgment.

Kansas currently limits damages awarded for pain and suffering, and all other non-economic damages, to $250,000. Kansas also limits the award of punitive damages to the lesser of a defendant’s highest annual gross income for the prior five years or $5 million. However, to the extent any gain from misconduct exceeds these limits, the court may alternatively award damages of up to 1.5 times the amount of such gain.

Environmental Matters

We are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. As a healthcare provider, we face regulatory requirements in areas of air and water quality control, medical and low-level radioactive waste management and disposal, asbestos management, response to mold and lead-based paint in our facilities and employee safety.

In our role as owner and/or operator of our facilities, we also may be required to investigate and remediate hazardous substances that are located on the property, including any such substances that may have migrated off, or discharged or transported from the property. Part of our operations involves the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, flammable and other hazardous materials, wastes, pollutants or contaminants. These activities may result in damage to individuals, property or the environment; may interrupt operations and/or increase costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. We believe that we are in material compliance with applicable environmental and occupational health and safety requirements. However, we cannot assure you that we will not encounter environmental liabilities in the future, and such liabilities may result in material adverse consequences to our operations or financial condition.

Customers

No individual customer or client accounts for a significant portion of our revenue. We do not expect that the loss of a single customer or client would have a material adverse effect on our business, results of operations or financial condition.

Legal Proceedings

We are involved in legal proceedings and regulatory enforcement investigations regarding facility surveys from time to time in the ordinary course of our business. We do not believe the outcome of these proceedings and investigations will have a material adverse effect on our business, financial condition or results of operations.

Employees

As of September 30, 2006, we employed approximately 6,942 full-time-equivalent employees, and operated under five collective bargaining agreements with a union covering approximately 302 full-time employees at five of our facilities located in California. We generally consider our relationships with our employees to be satisfactory.

Properties

As of September 30, 2006, we operated 72 skilled nursing and assisted living facilities, of which we owned 52 and leased 20. As of September 30, 2006, our operated facilities had a total of 8,312 licensed beds.

The following table provides information by state as of September 30, 2006 regarding the skilled nursing and assisted living facilities we owned and leased.

	Owned Facilities		Leased Facilities		Total Facilities
		Licensed		Licensed		Licensed
	Number	Beds	Number	Beds	Number	Beds

California	13	1,417	18	2,151	31	3,568
Texas	21	3,173	—	—	21	3,173
Kansas	15	838	—	—	15	838
Missouri	3	443	—	—	3	443
Nevada	—	—	2	290	2	290

Total	52	5,871	20	2,441	72	8,312

Skilled nursing	42	5,343	18	2,175	60	7,518
Assisted living	10	528	2	266	12	794

Our executive offices are located in Foothill Ranch, California where we lease approximately 26,433 square feet of office space, a portion of which is utilized for the administrative functions of our hospice and our Hallmark businesses. The term of this lease expires in October 2011. We have an option to renew our lease at this location for an additional five-year term.

Company History

We were incorporated in Delaware in October 2005. In 1998, our predecessor company acquired Summit Care, a publicly-traded long-term care company with nursing facilities in California, Texas and Arizona. On October 2, 2001, our predecessor company and 19 of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code and on November 28, 2001, its remaining three subsidiaries also filed voluntary petitions for protection under Chapter 11. In August 2003, our predecessor company emerged from bankruptcy, paying or restructuring all debt holders in full, paying all accrued interest expenses and issuing 5.0% of its common stock to former bondholders. In connection with its emergence from bankruptcy, our predecessor company engaged in a series of transactions, including its disposition in March 2005 of its California pharmacy business, selling two institutional pharmacies in southern California.

On December 27, 2005, Onex and certain members of our management purchased our predecessor company in a merger for $645.7 million.

In February 2007, we effected the merger of our predecessor company, which was our wholly-owned subsidiary, with and into us. We were the surviving company in the merger and changed our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc. As a result of this merger, we assumed all of the rights and obligations of our predecessor company, including obligations under its 11% senior subordinated notes.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and members of our board of directors as of September 30, 2006.

Name	Age	Position

Boyd Hendrickson	61	Chairman of the Board, Chief Executive Officer and Director
Jose Lynch	36	President, Chief Operating Officer and Director
John E. King	45	Treasurer and Chief Financial Officer
Roland Rapp	45	General Counsel, Secretary and Chief Administrative Officer
Mark Wortley	51	Executive Vice President and President of Ancillary Subsidiaries
Peter A. Reynolds	48	Senior Vice President of Finance and Chief Accounting Officer
Susan Whittle	58	Senior Vice President and Chief Compliance Officer
Robert M. Le Blanc(1)(2)	40	Lead Director
Michael E. Boxer(1)	45	Director
John M. Miller, V(1)	54	Director
Glenn S. Schafer(2)	57	Director
William Scott(2)	69	Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

Boyd Hendrickson, 61, Chairman of the Board, Chief Executive Officer and Director.  Mr. Hendrickson has served as our Chief Executive Officer and as a member of our board of directors since December 27, 2005. Mr. Hendrickson has served as the chief executive officer of our predecessor company, also named Skilled Healthcare Group, Inc., since April 2002, as a member of its board of directors since August 2003 and was appointed Chairman of its board in April 2005. Previously, Mr. Hendrickson served as President and Chief Executive Officer of Evergreen Healthcare, Inc., an operator of long-term healthcare facilities, from January 2000 to April 2002. From 1988 to January 2000, Mr. Hendrickson served in various senior management roles, including President and Chief Operating Officer, of Beverly Enterprises, Inc., one of the nation’s largest long-term healthcare companies, where he also served on the board of directors. Mr. Hendrickson was also co-founder, President and Chief Operating Officer of Care Enterprises, and Chairman and Chief Executive Officer of Hallmark Health Services. Mr. Hendrickson also serves on the Board of Directors of LTC Properties, Inc.

Jose Lynch, 36, President, Chief Operating Officer and Director.  Mr. Lynch has served as our President and Chief Operating Officer since December 27, 2005 and has served as a member of our board of directors since December 27, 2005. Mr. Lynch served as President of our predecessor company, Skilled Healthcare Group, Inc. since February 2002. During his more than 14 years of executive experience in the nursing home industry, he served as Senior Vice President of Operations and Corporate Officer of the Western Region for Mariner Post-Acute Network, a long-term care company, from November 1999 to February 2002, where he was responsible for the operation of 30 skilled nursing and assisted living centers in California. Mr. Lynch also served as Regional Vice President of Operations for the Western Region for Mariner Post-Acute Network from May 1998 to November 1999, where he controlled the operations of 20 skilled nursing and rehabilitation centers and two assisted living centers in California.

John E. King, 45, Treasurer and Chief Financial Officer.  Mr. King joined us as our Chief Financial Officer on December 27, 2005, and has served in the same capacity for our predecessor company, Skilled

Healthcare Group, Inc., since October 2004. Mr. King has over 20 years of experience in the healthcare and financial services sectors. Mr. King served as Vice President of Finance and Chief Financial Officer for Sempercare, Inc., a private long-term acute care hospital services provider based in Plano, Texas from January 2002 until July 2004. From September 1999 until January 2002, Mr. King served as an independent consultant in the healthcare services field. His extensive healthcare finance background includes six years as the Senior Vice President of Finance and Chief Financial Officer of DaVita, Inc., a kidney dialysis service provider, three years as Chief Financial Officer of John F. Kennedy Memorial Hospital of the Tenet Healthcare Corporation in Palm Springs and five years at Scripps Memorial Hospital in San Diego as Controller and Internal Auditor. Mr. King was a Certified Public Accountant and began his finance career with KPMG Peat Marwick.

Roland Rapp, 45, General Counsel, Secretary and Chief Administrative Officer.  Mr. Rapp has served as our General Counsel, Secretary and Chief Administrative Officer since December 27, 2005, and has served in the same capacity for our predecessor company, Skilled Healthcare Group, Inc. since March 2002. He has more than 23 years of experience in the healthcare and legal sectors. From June 1993 to March 2002, Mr. Rapp was the Managing Partner of the law firm of Rapp, Kiepen and Harman, and was Chief Financial Officer for SR Management Services, Inc. from November 1995 to March 2002, both based in Pleasanton, California. His law practice centered on healthcare law and primarily focused on long-term care. Prior to practicing law, Mr. Rapp served as a nursing home administrator and director of operations for a small nursing home chain. Mr. Rapp also served as the elected Chairman of the Board for the California Association of Health Facilities (the largest State representative of nursing facility operators) from November 1999 to November 2001.

Mark Wortley, 51, Executive Vice President and President of Ancillary Subsidiaries.  Mr. Wortley has served as our Executive Vice President and President of Ancillary Subsidiaries since December 27, 2005. Mr. Wortley was appointed as President of Locomotion Therapy, the predecessor to our Hallmark rehabilitation business, in September 2002. In November 2005, Mr. Wortley also was appointed President of Hospice Care of the West. An industry veteran with more than 25 years of experience, Mr. Wortley consulted with Evergreen Healthcare, Inc., a long-term care company, to develop its contract therapy program (Mosaic Rehabilitation) from January 2001 through September 2002. Prior to consulting with Evergreen, Mr. Wortley was Executive Vice President of Beverly Enterprises, Inc. from September 1994 until December 2000. At Beverly, he founded Beverly Rehabilitation (now Aegis Therapies, one of the largest contract therapy providers in the nation). Mr. Wortley also developed Matrix Rehabilitation, a chain of 200 freestanding outpatient rehabilitation clinics, and managed more than 30 hospice programs.

Peter A. Reynolds, 48, Senior Vice President, Finance and Chief Accounting Officer.  Mr. Reynolds has served as our Senior Vice President, Finance and Chief Accounting Officer since April 2006. He has over 22 years of experience in the healthcare industry. From 2002 to 2006, Mr. Reynolds was Senior Vice President and Corporate Controller for PacifiCare Health Systems, Inc., a $15 billion in revenue publicly-traded managed care company, and was Controller for PacifiCare of California from 1997 to 2002. Mr. Reynolds is a Certified Public Accountant and spent 11 years in public accounting, primarily with Ernst & Young.

Susan Whittle, 58, Senior Vice President and Chief Compliance Officer.  Ms. Whittle has served as our Senior Vice President and Chief Compliance Officer since March 2006. She has over 25 years of experience in the healthcare industry. From 2005 to 2006 Ms. Whittle worked in private practice as an attorney-at-law. Her law practice centered on regulatory health law matters. From 2004 to 2005 she was employed by Mariner Healthcare, Inc., a provider of skilled nursing and long-term health care services, as a litigation consultant. Prior to her work as a litigation consultant, Ms. Whittle served as Executive Vice President, General Counsel and Secretary of Mariner Health Care from 1993 to 2003.

Robert M. Le Blanc, 40, Lead Director.  Mr. Le Blanc has served as a member of our board of directors since December 27, 2005, having joined our board in connection with the consummation of the Transactions. Mr. Le Blanc has served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, since 1999. Prior to joining Onex in 1999, Mr. Le

Blanc worked for the Berkshire Hathaway Corporation for seven years. From 1988 to 1992, Mr. Le Blanc held numerous positions within GE Capital, related to corporate finance and corporate strategy. Mr. Le Blanc serves as a Director of Magellan Health Services, Inc., Res-Care, Inc., Center for Diagnostic Imaging, Inc., First Berkshire Hathaway Life and Emergency Medical Services, Inc, Cypress Insurance and Connecticut Children’s Medical Center.

Michael E. Boxer, 45, Director.  Mr. Boxer has served as a member of our board of directors since April 2006. Since September 2006, Mr. Boxer has been the Chief Financial Officer of HealthMarkets, Inc. From March 2005 to September 2006, Mr. Boxer was the President of The Enterprise Group, Ltd., a health care financial advisory firm. Mr. Boxer was the Executive Vice President and Chief Financial Officer of Mariner Health Care, Inc., a provider of skilled nursing and long-term health care services, from January 2003 until its sale in December 2004. From July 1998 to December 2002, Mr. Boxer served as Senior Vice President and Chief Financial Officer of Watson Pharmaceuticals, Inc., a New York Stock Exchange listed specialty pharmaceuticals company. Prior to Watson, Mr. Boxer was an investment banker at Furman Selz, LLC, a New York-based investment bank. Mr. Boxer is also on the Board of Directors of the Jack and Jill Late Stage Cancer Foundation.

John M. Miller, 54, Director.  Mr. Miller has served as a member of our board of directors since December 27, 2005, and has served as a member of our predecessor company’s board of directors since August 2005. Mr. Miller has served as Vice President and Treasurer of Baylor Health Care System, a system of hospitals, primary care physician centers and other healthcare clinics in Texas, since February 2001. Prior to joining Baylor in 2001, he served as Vice President and Treasurer of Medstar Health, a network of hospitals and other healthcare services in the Baltimore, Maryland-Washington D.C. region, from January 1992 through February 2001.

Glenn S. Schafer, 57, Director.  Mr. Schafer has served as a member of our board of directors since April 2006. Mr. Schafer served as Vice Chairman of Pacific Life Insurance Company until his retirement on December 31, 2005. He was appointed Vice Chairman of Pacific Life in April 2005. Prior to being named Vice Chairman, Mr. Schafer had been President and a board member of Pacific Life since 1995. Mr. Schafer joined Pacific Life as Vice President, Corporate Finance, in 1986, was elected Senior Vice President and Chief Financial Officer in 1987, and in 1991, Executive Vice President and Chief Financial Officer. He is a member of the American Institute of Certified Public Accountants, and a Fellow of the Life Management Institute. Mr. Schafer is also on the board of directors of Scottish Re Group Limited and Beckman Coulter, Inc.

William C. Scott, 69, Director.  Mr. Scott has served as a member of our board of directors since December 27, 2005, and served as the chairman of Skilled Healthcare Group, Inc.’s board of directors from March 1998 until April 2005. Mr. Scott has remained a member of Skilled Healthcare Group Inc.’s board of directors since April 2005. Mr. Scott has held various positions with Summit Care Corporation, which we acquired in March 1998, since December 1985, including Chief Executive Officer and Chief Operating Officer. Mr. Scott served as Senior Vice President of Summit Health, Ltd., Summit’s former parent company, from December 1985 until its acquisition by OrNda Health Corp. in April 1994.

Composition of the Board of Directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws provide that our board of directors may fix the exact number of directors by resolution of the board of directors. Each of our directors has served as a director since the date indicated in his biography. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

We have not yet adopted procedures by which security holders may elect nominees to our board of directors but plan to do so upon the consummation of this offering.

Upon completion of this offering, our board of directors will be divided into three classes. One class will be elected at each annual meeting of stockholders for a term of three years. The Class I directors, whose term will expire at the 2007 annual meeting of stockholders, will be Messrs. Schafer and Scott. The Class II directors, whose term will expire at the 2008 annual meeting of stockholders, will be Messrs. Lynch and Miller. The Class III directors, whose term will expire at the 2009 annual meeting of stockholders will be Messrs. Hendrickson, Le Blanc and Boxer. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve three-year terms.

Committees of the Board of Directors

We are a “controlled company” as that term is set forth in Section 303A of The New York Stock Exchange Listed Company Manual because more than 50% of our voting power is held by affiliates of Onex. Under The New York Stock Exchange rules, a “controlled company” may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to elect to be treated as a controlled company and thus avail ourselves of these exemptions. Although our board will be composed of a majority of independent directors immediately following the completion of this offering, our board may not consist of a majority of independent directors in the future. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations of these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the Securities and Exchange Commission and The New York Stock Exchange with respect to the independence of our audit committee. These rules permit our audit committee to consist of only one independent member upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. So long as we are a “controlled company,” you may not have the same protections afforded to stockholders of companies that are subject to all of The New York Stock Exchange corporate governance requirements.

We have established the following committees:

Audit Committee

Our audit committee consists of Michael E. Boxer, John M. Miller and Robert M. Le Blanc. Michael E. Boxer serves as Chairman of the audit committee and is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. Both John M. Miller and Michael E. Boxer are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the rules of The New York Stock Exchange. Robert M. Le Blanc is not independent within the meaning of Rule 10A-3(6)(i) under the Exchange Act. The audit committee reviews, acts on, and reports to our board with respect to various auditing and accounting matters including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices.

In accordance with Rule 10A-3(6)(1) under the Exchange Act and the New York Stock Exchange rules, we plan to appoint another independent director to our board of directors within 12 months after the consummation of this offering, who will replace Robert M. Le Blanc so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under New York Stock Exchange rules.

Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the consummation of this offering.

Compensation Committee

Our compensation committee consists of Glenn S. Schafer, William C. Scott and Robert M. Le Blanc. Glenn S. Schafer serves as Chairman of the compensation committee. Both Glenn S. Schafer and Robert

M. Le Blanc are independent as such term is defined under the rules of The New York Stock Exchange. William C. Scott is not independent within the meaning of The New York Stock Exchange Rules. The compensation committee provides assistance to the board of directors by designing, recommending to the board of directors for approval and valuating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and will assist the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

In accordance with New York Stock Exchange rules, if we cease to be a “controlled company” after this offering, we plan to appoint another independent director to our board of directors within 12 months after we cease to be a “controlled company,” who will replace William C. Scott so that all of our compensation committee members will be independent as such term is defined under New York Stock Exchange rules. If we continue to be a “controlled company” after this offering, we will be exempt from, and consequently will not be required to comply with, New York Stock Exchange rules requiring that our compensation committee be composed solely of independent directors.

Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the consummation of this offering.

Compensation of Directors

We do not currently pay our employee directors any compensation for service on the board and board committees. In addition, we do not pay Robert M. Le Blanc any compensation for his service on our board and board committees because his service to us as a board member is provided as a part of the management service provided to us under an agreement with Onex. We pay Onex an annual fee of $0.5 million for all services provided under this agreement.

The table below summarizes the compensation received by our non-employee directors for the year ended December 31, 2006.

	Fees
	Earned
	or Paid in	Stock
Director	Cash(1)	Awards(2)	Total

Michael E. Boxer	$30,500	$72,048	$102,548
John M Miller	25,333	72,048	97,381
Glenn S. Schafer	25,250	72,048	97,298

(1)	In 2006, each non-employee director, other than Robert M. Le Blanc, received an annual retainer of $20,000 for services as a director. We also reimburse all of our directors for all out-of-pocket expenses. Each non-employee director, other than Mr. Le Blanc, received a payment of $1,000 for each board or separately scheduled committee meeting attended in person, or $500 if attended via teleconference. The audit committee chair received an additional $10,000 annual retainer and the compensation committee chair received an additional $5,000 annual retainer.

(2)	In July 2006, each of our non-employee directors, other than Mr. Le Blanc, received fully vested grants of five shares of our preferred stock and five shares of our common stock.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has executive officers who have served on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our named executive officers, which consist of our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers as determined under the rules of the Securities and Exchange Commission.

The compensation committee of our board of directors, or the compensation committee, administers the compensation policies and programs for our executive officers and other senior executives, including the named executive officers, as well as the equity-based incentive compensation plans in which those persons participate. One of the primary objectives of the compensation committee is to attract and retain talented, qualified executives to manage and lead our company. Consistent with our compensation committee’s objective, our overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively and tying their compensation to our success as a whole and their contribution to our success. Accordingly, we set goals designed to link the compensation of each named executive officer to our performance and each named executive officer’s performance within the company.

For 2006, our executive compensation program had four primary components: (i) a cash-based base salary component, reviewed annually by our compensation committee based on the individual performance of the executive, (ii) annual cash bonus incentive payments based upon the achievement of corporate objectives, (iii) a long-term equity incentive component granted in the form of restricted stock awards and (iv) severance benefits, insurance benefits and other perquisites. Following our initial public offering, we anticipate that we will also grant long-term equity incentive awards in the form of stock options. Our program, including the allocation between cash and non-cash compensation, is largely designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate executive officers to meet our strategic objectives, thereby maximizing total return to stockholders. In addition, we provide our executive officers a variety of benefits that are available generally to all salaried employees.

Our compensation committee has sole authority to retain or terminate an independent compensation consultant. The compensation committee has not used the services of a compensation consultant to date; however it will continue to consider the need to retain a compensation consultant following our initial public offering.

Compensation Components

Executive compensation consists of the following:

Base Salary

We determine our executive salaries based on job responsibilities and individual experience and also benchmark the amounts we pay against comparable competitive local market compensation and within the long-term care industry for similar positions. In connection with the completion of the Transactions in December 2005, members of our senior management team, including our named executive officers, negotiated employment agreements, which included their respective 2006 base salaries, with representatives of Onex, as the primary holder of our outstanding capital stock. See “— Existing Employment Agreements.” Following the completion of the Transactions, our board of directors established our compensation committee for 2006 and thereafter. Our compensation committee will review the salaries of our executives annually and determine changes in base salaries based on individual performance during the prior calendar year and cost of living adjustments, as appropriate. Our compensation committee anticipates that salaries will increase by an average of 5.9% in 2007 over salaries established for 2006. The compensation committee determined this increase was appropriate based on competitive local market compensation, individual performance and the expected effect of inflation. No formulaic increase in base salaries is provided to our executive officers.

Annual Management Bonus Plan

We structure our annual management bonus plan to reward named executive officers and employees for our successful performance and each individual’s contribution to that performance. Our named executive officers are eligible to receive cash bonus incentive payments based upon the achievement of certain corporate and employment based objectives. Our compensation committee establishes the target bonus payments based on the overall strategic goals of our organization as proposed by management and our board of directors. Our compensation committee believes that by establishing cash bonus incentive payments for our named executive officers based upon the achievement of strategic objectives that create value in our company, it aligns their compensation with the interests of our stockholders.

At the beginning of 2006, the compensation committee established performance objectives for the payment of cash bonus awards to each of the named executive officers. Performance objectives were based on corporate and individual objectives established as part of the annual operating plan process. Cash bonus payouts were based on (1) the attainment of a pre-established target year over year growth in EBITDA, (2) reducing working capital as a percentage of net revenue below that same ratio for the prior year, and (3) accomplishing pre-established management objectives that were individually tailored to each executive’s role. The Compensation Committee established the EBITDA target, Working Capital target and management objectives as the performance objectives because they provide a balance between meeting our growth and performance objectives while conserving working capital, thereby creating additional shareholder value.

The table below outlines each performance objective, and the cash bonus awarded for the attainment of each objective, for the calendar year 2006.

							Bonus
							Amount for
							Achieving
							Working	Bonus Amount for
							Capital	Achieving
	Bonus Amount for Achieving						Target	Management
	EBITDA Target						Equal to or	Objectives-
					Each 1%		Less Than	Accomplishment of	Target Bonus
Name	5%		10%(1)		over 10%(2)		Prior Year	Major Initiatives(3)	Potential

Boyd Hendrickson	$168,000		$168,000		$11,200		$28,000	$84,000	$448,000
John E. King	67,000		67,000		6,700		16,750	50,250	201,000
Jose Lynch	126,500		126,500		9,200		23,000	69,000	345,000
Roland Rapp	67,000		67,000		6,700		16,750	50,250	201,000
Mark Wortley	67,000	(4)	67,000	(4)	6,700	(4)	16,750	50,250	201,000

(1)	The bonus amount awarded for achieving 10% EBITDA growth over the previous year is in addition to the bonus amount awarded for achieving 5% EBITDA growth over the previous year.

(2)	The compensation committee determined that for every 1% over 10% EBITDA growth over the previous year the executive would be awarded a “stretch bonus” that is above the Target Bonus Potential provided above, which could result in the executive being awarded a bonus above the Target Bonus Potential.

(3)	The compensation committee prepared individual initiatives, tailored to gauge the performance of each executive in their respective role. The executive must accomplish each of these objectives, as determined by the compensation committee, in its sole discretion, to be eligible to receive the full amount of this portion of the cash bonus. The compensation committee also has sole discretion to award a partial amount of the bonus related to the achievement of the Management Objectives if the executive achieves some, but not all, of the objectives.

(4)	With respect to Mr. Wortley, the amounts awarded in all three columns under Bonus Amounts for Achieving EBITDA Target are divided equally between achieving the target with respect to our EBITDA and achieving the target with respect to the EBITDA of our ancillary services.

Our compensation committee has established similar performance objectives for 2007 and our named executive officers will continue to be eligible for similar cash bonus incentive payments through 2007. Our compensation committee will continue to assess the need to implement additional non-equity incentive programs for our named executive officers as a means of adding specific incentives towards achievement of specific goals that could be key factors in our success.

Long-term Equity Incentives

Restricted Stock Awards

In December 2005, in connection with the Transactions, we granted restricted stock awards to our senior management team, including our named executive officers, in the following amounts: Boyd Hendrickson, 766 shares; Jose Lynch, 627 shares; John King, 279 shares; Roland Rapp, 279 shares; and Mark Wortley, 279 shares. The number of shares subject to each named executive officer’s award was determined through negotiations with representatives of Onex and were made to better align the executive’s interests with the long-term interests of our stockholders.

The shares of common stock awarded are restricted by certain vesting requirements, our right to repurchase the shares and restrictions on the sale or transfer of such shares. Our board of directors may elect at any time to remove any or all of these restrictions. On the day of the grant, 25% of the restricted shares vested, and, subject to the employee’s continuing employment with us or any of our subsidiaries, the remaining shares will vest 25% on each of the subsequent three anniversaries of the date of grant. As of January 2007, 50% of these restricted shares had vested. If the employee ceases to be employed by us or any of our subsidiaries, for any reason, the shares of restricted stock that have not previously vested are forfeited by the executive. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of our capital stock to elect a majority of our board of directors or (ii) all or substantially all of our and our subsidiaries’ assets.

During 2006, we also granted restricted stock awards to two members of our senior management team in connection with their commencement of employment with us. No additional restricted stock awards were granted to our named executive officers in 2006.

Stock Options

We believe that an ownership culture in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. We believe stock-based awards create such a culture and help to align the interests of our management and employees with the interests of our stockholders. In      2007, we adopted a 2007 Incentive Award Plan, or the 2007 plan. The principal features of the 2007 plan are summarized under “— 2007 Stock Option Plan.” The principal purpose of the 2007 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Our compensation committee plans to grant options in order to retain our executives, including our named executive officers, and combine the achievement of corporate goals and strong individual performance in connection with our initial public offering. The compensation committee anticipates that these options will be granted on the date of the pricing of our common stock in our initial public offering with a per share exercise price equal to     . Options will be granted based on a combination of individual contributions to our company and on general corporate achievements. Additional option grants have not been communicated to executives in advance. On an annual basis, our compensation committee will assess the appropriate individual and corporate goals for each executive and provide additional option grants based upon the achievement by the executive of both individual and corporate goals. We expect that we will provide new employees with initial option grants in 2007 to provide long-term compensation incentives and will continue to rely on performance-based and retention grants in 2007 to provide additional incentives for current employees. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards, and may also determine to seek input from an independent compensation consultant.

Perquisites and Other Benefits

We also provide other benefits to our named executive officers that are not tied to any formal individual or company performance criteria and are intended to be part of a competitive overall compensation program. For 2006, these benefits primarily included payment of term life insurance premiums, reimbursement of certain commuting costs, and an annual executive physical examination.

Severance Agreements

Each of our named executives officers’ employment agreement provides for severance payments if the executive’s employment with us is terminated by us without cause or if we decline to extend the executive’s term of employment. The severance payments are an important part of employment agreements designed to retain our executive officers. See “— Potential Payments Upon Termination.”

Executive Time Off

Our named executive officers are entitled to four weeks paid vacation per calendar year. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals.

2006 Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2006 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

				Non-Equity
			Stock	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Awards(2)	Compensation(3)	Compensation(4)	Total

Boyd Hendrickson	2006	$560,000	$19,153	$411,000	$23,335	$1,013,488
Chief Executive Officer
John E. King	2006	335,000	6,965	140,700	21,940	504,605
Chief Financial Officer
Jose Lynch	2006	460,000	15,670	317,400	25,755	818,825
President, Chief Operating Officer
Roland Rapp,	2006	335,000	6,965	184,250	21,185	547,400
General Counsel, Chief Administrative Officer
Mark Wortley,	2006	335,000	6,965	231,150	55,967	629,082
Executive Vice President and President of Ancillary Services

(1)	Includes cash and non-cash compensation earned in 2006 by the named executive officer.

(2)	The amounts shown are the amounts of compensation cost recognized by us in fiscal year 2006 related to grants of restricted stock in fiscal year 2005, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 2 to our audited historical consolidated financial statements included elsewhere in this prospectus. These grants of restricted stock were made to the named executive officers in connection with the Transactions in December 2005. The compensation cost recognized by us is the amount of each grant that vested during the fiscal year

2006, representing the vesting of 25% of the total restricted stock granted. See “— Long Term Equity Incentives — Restricted Stock Awards” for a more complete description of these restricted stock awards.

(3)	The amounts shown represent the bonus performance awards earned under our 2006 Management Bonus Plan. Our 2006 Management Bonus Plan establishes threshold, target and maximum bonus payment awards to our executive officers based upon a percentage of their base salary. The goals employed for 2006 under this plan were (1) a pre-established target year over year growth in EBITDA, (2) a pre-established target working capital amount, measured as a percentage of net revenue, and (3) pre-established management objectives, individually tailored to each executive’s role. See “— Grants of Plan Based Awards” and “— Compensation Discussion and Analysis — Annual Management Bonus Plan” for a more complete description of this plan.

(4)	The amounts shown consist of our cost for the provision to the named executive officers of certain specified perquisites, as follows:

		Life
Named Executive Officer	Commuting	Insurance	Other(a)

Boyd Hendrickson	$—	$5,072	$18,263
John King	—	2,462	19,479
Jose Lynch	—	4,067	21,688
Roland Rapp	—	2,462	18,723
Mark Wortley	29,962	2,462	23,543

(a)	Includes $16,292 in health insurance premiums for Messrs. Hendrickson, King, Lynch and Rapp and $18,026 in health insurance premiums for Mr. Wortley that were paid by us.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended December 31, 2006:

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards(1)
Name	Threshold	Target	Maximum(2)

Boyd Hendrickson	$5,600	$448,000	$448,000
John E. King	$3,350	$201,000	$201,000
Jose Lynch	$4,600	$345,000	$345,000
Roland Rapp	$3,350	$201,000	$201,000
Mark Wortley	$3,350	$201,000	$201,000

(1)	The amounts shown represent potential value of performance bonus awards under our 2006 Management Bonus Plan. Awards under the plan to the named executive officers are based on three performance objectives: (1) attaining a pre-established target year over year growth in EBITDA, (2) reducing working capital amount as a percentage of net revenue as compared to the prior year, and (3) achieving pre-established management objectives, individually tailored to each executive’s role. Our chief executive officer’s target bonus for 2006 was 80% of his year-end annualized base salary; our president’s target bonus for 2006 was 75% of his year-end annualized base salary; and all other named executive officers’ target bonus for 2006 was 60% of their year-end annualized base salaries. Actual bonuses are based on our performance against targets and subject to the discretion of the compensation committee to reduce the amount payable. The amounts actually paid under these bonus plans for 2006 performance are reported in the Summary Compensation Table, under the Non-Equity Incentive Plan column. Please also see “— Compensation Discussion and Analysis — Annual Management Bonus Plan” for more details regarding this plan.

(2)	The amounts shown as maximum potential payouts represent the value of the award given to the named executive officers based upon the achievement of all stated performance objectives under the plan. Each named executive officer is also awarded additional bonus amounts if year over year growth in EBITDA rises above the pre-established targets listed in the plan. For each 1% year over year growth in EBITDA above 10%, the named executive officers are compensated as follows: Mr. Hendrickson — $11,200; Mr. Lynch — $9,200; Messrs. King and Rapp — $6,700. Mr Wortley receives $3,350 and $3,350, respectively, for each 1% year over year growth in EBITDA above 10% with respect to our EBITDA and with respect to the EBITDA of our ancillary services.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers at December 31, 2006:

	Stock Awards
	Number of Shares	Market Value of
	or Units of Stock	Shares or Units of
	That Have Not	Stock That Have
Name	Vested(1)	Not Vested

Boyd Hendrickson	383	$38,300
John E. King	139	13,900
Jose Lynch	313	31,300
Roland Rapp	139	13,900
Mark Wortley	139	13,900

(1)	In December 2005, in connection with the Transactions, we granted restricted stock awards to our named executive officers in the following amounts: Boyd Hendrickson, 766 shares; Jose Lynch, 627 shares; John King, 279 shares; Roland Rapp, 279 shares; and Mark Wortley, 279 shares. As of January 2007, 50% of those shares had vested. Of the remaining 50% that have not vested, one half will vest on December 27, 2007 and one half will vest on December 27, 2008.

Option Exercises and Stock Vested

The following table summarizes the vesting of stock awards for each of our named executive officers for the year ended December 31, 2006.

	Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting	Vesting(1)

Boyd Hendrickson	192	$19,200
John E. King	70	7,000
Jose Lynch	157	15,700
Roland Rapp	70	7,000
Mark Wortley	70	7,000

(1)	Represents the value of a share of our common stock, as determined by the board of directors, on the date of vesting multiplied by the number of shares that have vested.

Potential Payments Upon Termination

Severance Agreements.  We have entered into employment agreements with each of our executive officers and certain other executives that provide certain benefits in the event of our termination of such executive officer’s employment.

Under these agreements, if we terminate an executive’s employment for cause or if we choose to not extend such executive’s employment upon the expiration of the then applicable term of employment (each a “qualifying termination”), the executive is entitled to:

•	In the case of termination without cause:

1. a lump sum cash payment equal to (i) the annual base salary such executive would have been entitled to receive had the executive continued his or her employment for, for Messrs. Hendrickson and Lynch — 24 months, and for Messrs. King, Rapp and Wortley — 18 months, following the date of termination, plus (ii) a pro-rata bonus proportionate to the number of days worked by the executive during the calendar year of the date of termination, payable when the bonus otherwise would have been payable; and

2. the premium costs for medical benefits under COBRA for the executive and any dependants, and costs for life and disability insurance (all as in effect immediately prior to the date of termination) for a period of 12 months following the date of termination; or

•	In the case of non-extension of the term of employment, a lump sum cash payment equal to (i) the salary such executive would have been entitled to receive had the executive continued his or her employment for a period of 12 months following the date of termination, plus (ii) a pro-rata bonus proportionate to the number of days worked by the executive during the calendar year of the date of termination, payable when the bonus otherwise would have been payable,

The benefits and payments described above are made conditional upon the named executive officer signing and not revoking a separation and release agreement with us.

“Cause” is generally defined as one of the following: (i) the executive’s failure to perform substantially his duties, (ii) the executive’s failure to carry out in any material respect any lawful and reasonable directive of our board of directors, (iii) the executive’s conviction of a felony, or, to the extent involving fraud, dishonesty, theft, embezzlement or moral turpitude, any other crime, (iv) the executive’s violation of a material regulatory requirement relating to us that is injurious to us in any material respect, (v) the executive’s unlawful use or possession of illegal drugs on our property or while performing such executive’s duties, (vi) the executive’s breach of his employment agreement, or (vii) the executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty with respect to us.

Mr. Hendrickson’s employment agreement has a term of three years, and the employment agreements of Messrs. Lynch, King, Rapp and Wortley each have a term of two years. The employment term is automatically extended for successive one-year periods unless either the executive or the company gives written notice of non-extension to the other no later than sixty days prior to the expiration of the then-applicable term.

In accordance with the requirements of the rules of the Securities and Exchange Commission, the following table presents our reasonable estimate of the benefits payable to the named executive officers under our employment agreements assuming that a qualifying termination of employment occurred on December 29, 2006, the last business day of fiscal 2006. While we have made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a termination of employment the named executive officers will receive the amounts reflected below.

		Salary(1)	Continuation of	Total
Name	Trigger	and Bonus	Welfare Benefits(2)	Value(3)

Boyd Hendrickson	Termination of Employment	$1,568,000	$22,835	$1,590,835
	Non-extension of Term	1,008,000	—	1,008,000
John King	Termination of Employment	703,500	20,225	723,725
	Non-extension of Term	536,000	—	536,000
Jose Lynch	Termination of Employment	1,265,000	21,801	1,286,801
	Non-extension of Term	805,000	—	805,000
Roland Rapp	Termination of Employment	703,500	20,225	723,725
	Non-extension of Term	536,000	—	536,000
Mark Wortley	Termination of Employment	703,500	21,635	725,135
	Non-extension of Term	536,000	—	536,000

(1)	In the case of a qualifying termination, represents (i) the amount, paid in lump sum, that the executive would have been entitled to had such executive been continually employed by the company for the amount of time outlined in such executive’s employment agreement, plus (ii) a bonus increment equal the pro-rata portion of the calendar year worked by such executive prior the executive’s qualifying termination.

(2)	In the case of a qualifying termination, represents the estimated payments for continued medical, dental, vision, disability and life insurance coverage, each for a period of one year, after termination of employment.

(3)	Excludes the value to the executive of a continued right to indemnification by us and the executive’s right to continued coverage under our directors’ and officers’ liability insurance.

Existing Employment Arrangements

In connection with the closing of the Transactions, Skilled Healthcare Group entered into the following employment agreements with our Named Executive Officers.

Boyd Hendrickson.  The employment agreement with Mr. Hendrickson appoints him as our Chairman of the Board and Chief Executive Officer from December 27, 2005 through December 27, 2008, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Hendrickson no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Hendrickson is entitled to receive an annual base salary of $560,000. The employment agreement also provides that Mr. Hendrickson is entitled to participate in our Restricted Stock Plan, under which he received 3.4375% of the number of our shares of common stock outstanding on December 27, 2005 (excluding shares issued under our Restricted Stock Plan). In addition to his base salary, Mr. Hendrickson is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Hendrickson’s service with us without “cause” (as defined in the agreement), Mr. Hendrickson is entitled to a lump sum in an amount equal to two times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we notify Mr. Hendrickson of our non-extension of the agreement, Mr. Hendrickson is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Hendrickson is subject to a two-year non-compete and non-solicit following the termination of his employment.

Jose Lynch.  The employment agreement with Mr. Lynch appoints him as our President and Chief Operating Officer from December 27, 2005 through December  27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Lynch no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Lynch is entitled to receive an annual base salary of $460,000. The employment agreement also provides that Mr. Lynch is entitled to participate in our Restricted Stock Plan, under which he received

2.8125% of the number of shares of our common stock outstanding on December 27, 2005 (excluding shares issued under our Restricted Stock Plan). In addition to his base salary, Mr. Lynch is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Lynch’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to two times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Lynch of our non-extension of the agreement, Mr. Lynch is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Lynch is subject to a two-year non-compete and non-solicit following the termination of his employment.

John E. King.  The employment agreement with Mr. King appoints him as our Chief Financial Officer from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. King no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. King is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. King is entitled to participate in our Restricted Stock Plan, under which he received 1.25% of the number of shares of our common stock outstanding on December 27, 2005 (excluding shares issued under our Restricted Stock Plan). In addition to his base salary, Mr. King is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. King’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. King of our non-extension of the agreement, Mr. King is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. King is subject to a two-year non-compete and non-solicit following the termination of his employment.

Roland Rapp.  The employment agreement with Mr. Rapp appoints him as our General Counsel, Secretary and Chief Administrative Officer from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Rapp no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Rapp is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. Rapp is entitled to participate in our Restricted Stock Plan, under which he received 1.25% of the number of shares of our common stock outstanding on December 27, 2005 (excluding shares issued under our Restricted Stock Plan). In addition to his base salary, Mr. Rapp is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Rapp’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Rapp of our non-extension of the agreement, Mr. Rapp is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Rapp is subject to a two-year non-compete and non-solicit following the termination of his employment.

Mark Wortley.  The employment agreement with Mr. Wortley appoints him as Executive Vice President and President of Ancillary Subsidiaries from December 27, 2005 through December 27, 2007, whereupon the agreement is automatically extended for successive one-year periods until written notice of non-extension is given by either us or Mr. Wortley no later than 60 days prior to the expiration of the then applicable term. Under the agreement, Mr. Wortley is entitled to receive an annual base salary of $335,000. The employment agreement also provides that Mr. Wortley is entitled to participate in our Restricted Stock Plan, under which he received 1.25% of the number of shares of our common stock outstanding on December 27, 2005 (excluding shares issued under our Restricted Stock Plan). In addition to his base salary, Mr. Wortley is eligible to participate in an annual performance-based bonus plan established by our board of directors. If we terminate Mr. Wortley’s service with us without “cause” (as defined in the agreement), he will be entitled to receive a sum equal to one and a half times his annual base salary, a pro-

rated bonus based on the number of days that have elapsed in the year and 12 months of continued medical coverage. If we choose to notify Mr. Wortley of our non-extension of the agreement, Mr. Wortley is entitled to a pro-rated bonus based on the number of days that have elapsed in the year and a lump sum in an amount equal to his annual base salary. Mr. Wortley is subject to a two-year non-compete and non-solicit following the termination of his employment.

Restricted Stock Plan

In December 2005, our board of directors adopted a restricted stock plan with respect to our common stock, named the SHG Holding Solutions Restricted Stock Plan, or the Restricted Stock Plan. The aggregate number of shares of our common stock available for issuance under the Restricted Stock Plan is 2,786 shares. The Restricted Stock Plan provides for awards of restricted stock to our and our subsidiaries’ officers and other key employees. Such grants of restricted stock are required to be evidenced by restricted stock agreements and are subject to the vesting and other requirements as determined at the time of grant by a committee appointed by our board of directors. To date, restricted shares granted under the Restricted Stock Plan vest (i) 25% on the date of grant and (ii) 25% on each of the first three anniversaries of the date of grant, unless the recipient ceases or has ceased to be an employee of or consultant of ours or any of our subsidiaries on the relevant anniversary date. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of our capital stock to elect a majority of our board of directors or (ii) all or substantially all of our and our subsidiaries assets. As of September 30, 2006, we had granted 2,627 shares of restricted stock under the Restricted Stock Plan.

Restricted Stock Issuances Prior to the Transactions

Effective March 8, 2004, we entered into restricted stock agreements with four executive officers, Messrs. Hendrickson, Lynch, Rapp and our former Chief Financial Officer. We entered into the restricted stock agreement for each executive in connection with the execution of the employment agreement with each executive. Pursuant to the employment agreements and subject to the restricted stock agreements, we sold 39,439, 19,719 and 6,573 shares of our restricted non-voting class B common stock to Messrs. Hendrickson, Lynch and Rapp, respectively, for $0.05 per share, subject to related restricted stock purchase agreements. The fair market value of each share of our class B common stock on March 8, 2004 was determined by our board of directors to be $0.05 per share, resulting in no value of the award as of the grant date.

The shares were subject to vesting upon certain terminations of service and certain liquidity events. Upon the consummation of the Transactions, all such shares of restricted non-voting class B common stock vested in full and converted on a one for one basis into shares of class A common stock and were valued in the Transactions at $7.3 million, $3.7 million and $1.2 million for Messrs. Hendrickson, Lynch and Rapp, respectively. Each executive rolled over at least one-half of the after-tax proceeds from these amounts as an investment in us. As of December 31, 2004, the unvested restricted shares of Messrs. Hendrickson, Lynch and Rapp had a value of $1.4 million, $0.7 million and $0.2 million, respectively, based on the then fair market value of a share of class B common stock of $35.40, less the $0.05 purchase price per share paid.

2007 Incentive Award Plan

We have adopted a 2007 Incentive Award Plan, or the 2007 plan, that will become effective prior to our initial public offering upon approval by our stockholders. The principal purpose of the 2007 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2007 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2007 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2007 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.  The compensation committee of our board of directors will administer the 2007 plan unless our board of directors assumes authority for administration. The compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers. The full board of directors will administer the 2007 plan with respect to awards to non-employee directors.

Subject to the terms and conditions of the 2007 plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, to revise awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2007 plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2007 plan.

The Securities Authorized.  Under the 2007 plan,          shares of our common stock are authorized for issuance. The following counting provisions will be in effect for the share reserve under the 2007 plan:

•	to the extent that an award terminates, expires, lapses or is forfeited for any reason, any shares subject to the award at such time will be available for future grants under the 2007 plan;

•	to the extent any shares of restricted stock are surrendered by the holder or repurchased by us, such shares may again be granted or awarded under the 2007 plan;

•	to the extent shares are tendered or withheld to satisfy the exercise price or tax withholding obligation with respect to any award under the 2007 plan, such tendered or withheld shares will not be available for future grants under the 2007 plan;

•	the payment of dividend equivalents in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2007 plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2007 plan.

No individual may be granted stock-based awards under the 2007 plan covering more than      shares in any calendar year.

Eligibility.  Awards under the 2007 plan may be granted to individuals who are then our non-employee directors, officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Only employees may be granted incentive stock options, or ISOs.

Awards.  The 2007 plan provides that the administrator may grant or award stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards and stock payments. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years. The administrator may accelerate the period during which an NQSO vests.

•	Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2007 plan provides that the exercise price must be at least 110% of the fair market value of a share of our common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be awarded with or without payment, and are made subject to such restrictions as may be determined by the administrator, including continued employment or satisfaction of performance criteria or other criteria established by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are terminated or expire. Holders of restricted stock, unless otherwise provided by the administrator, will generally have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units are typically awarded without payment of consideration, but subject to vesting conditions based on continued employment or service or on satisfaction or performance criteria or other criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are terminated or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested and the shares have been issued, which may be after a deferral period. Recipients of restricted stock units generally will have no voting or dividend rights prior to the time when the shares are issued.

•	Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2007 plan must be at least 100% of the fair market value of a share of our common stock on the date of grant, and have a maximum term of 10 years. SARs under the 2007 plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares of our common stock, or a combination of both, and at such times as determined by the administrator.

•	Performance Awards may be granted based upon, among other things, the contributions or responsibilities of the recipient, individual or corporate goals, performance criteria or other criteria, as determined appropriate by the administrator. These awards may be paid in cash or in shares of our common stock, or in a combination of both, at the election of the administrator. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of our common stock, or in a combination of both upon the attainment of specified performance goals.

•	Stock Payments may be authorized in the form of common stock or an option or other right to purchase common stock, as part of a deferred compensation arrangement, in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director, or otherwise.

•	Section 162(m) “Performance-Based Awards” may be granted to employees who the administrator has designated as participants whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such persons and other eligible persons awards under the 2007 plan that are paid, vest or become exercisable upon the achievement of specified performance goals which are related to one or more of the following performance criteria, as applicable to us, on an overall basis, or any division, business unit or individual:

•	net earnings (either before or after interest, taxes, depreciation and amortization);

•	gross or net sales or revenue;

•	net income (either before or after taxes);

•	operating earnings;

•	cash flow (including, but not limited to, operating cash flow and free cash flow);

•	return on assets;

•	return on capital;

•	return on stockholders’ equity;

•	return on sales;

•	gross or net profit or operating margin;

•	costs;

•	funds from operations;

•	expense;

•	working capital;

•	earnings per share;

•	price per share of our common stock;

•	FDA or other regulatory body approval for commercialization of a product;

•	implementation or completion of critical projects; and

•	market share.

Achievement of each performance criteria will be determined in accordance with generally accepted accounting principles to the extent applicable.

Adjustments of Awards.  In the event of any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our common stock or other securities, issuance of warrants or other rights to purchase our common stock or other securities, or other similar corporate transaction or event, then the administrator shall make proportionate adjustments to any or all of:

•	the number and kind of shares of our common stock (or other securities or property) with respect to which awards may be granted or awarded under the 2007 plan;

•	the maximum number and kind of shares of our common stock which may be issued under the 2007 plan;

•	the number and kind of shares of our common stock subject to outstanding awards;

•	the number and kind of shares of our common stock (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors; and

•	the grant or exercise price with respect to any award.

Change of Control.  In the event of a change in control where the acquiror does not assume or substitute awards granted under the 2007 plan, the administrator may cause any or all awards to become fully exercisable immediately prior to the consummation of the transaction and all forfeiture restrictions on any of the awards to lapse.

Amendment and Termination.  The administrator may amend, modify, suspend or terminate the 2007 plan at any time, except that the administrator must obtain approval of our stockholders within twelve months before or after such action:

•	to increase the maximum number of shares of our common stock that may be issued under the 2007 plan;

•	to decrease the exercise price of any outstanding option or SAR granted under the 2007 plan; or

•	if required by applicable law (including any applicable stock exchange or national market system requirement).

Effective and Expiration Date.  The 2007 plan will become effective upon approval of the plan by our stockholders. The 2007 plan will expire on, and no option or other award may be granted pursuant to the 2007 plan after ten years after the effective date of the 2007 plan.

Registration of Shares on Form S-8.  We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the shares of our common stock issuable under the 2007 plan.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

In connection with the Transactions, we entered into a second amended and restated first lien senior secured credit facility with a syndicate of financial institutions led by Credit Suisse, Cayman Islands Branch as administrative agent and collateral agent. The first lien senior secured credit facility provides for up to $334.4 million of financing, consisting of a $259.4 million term loan with a maturity of June 15, 2012 and a $75.0 million revolving credit facility with a maturity of June 15, 2010. The revolving credit facility also includes a subfacility for letters of credit and a swing line subfacility. The full amount of the loans outstanding under the subfacilities are due on the maturity date for the revolving credit facility.

Amounts borrowed under the term loan are due in quarterly installments of $650,000, with the remaining principal amount due on the maturity date for the term loan.

We have letters of credit outstanding in the approximate amount of $4.2 million, which count as borrowings under our revolver, but we have not drawn any additional amounts under the revolving credit facility.

First Amendment to the Senior Secured Credit Facility

Effective January 31, 2007, we entered into a first amendment to the second amended and restated first lien credit agreement, or the first amendment, with the following revisions:

•	for term loans, a reduction of the applicable margins over our interest rates of 0.5%, as described below under “— Interest Rates and Fees”;

•	the ability for further reductions of the applicable margins based upon favorable ratings from certain debt rating agencies upon consummation of our sale of our common stock in this offering and the issuance of new ratings from those agencies;

•	allowance for the net proceeds resulting from the consummation of an initial public offering of our common stock to be applied to prepay the term loans, including our revolving credit facility, to the lesser of (i) 50% of such net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70.0 million of the 11% senior subordinated notes, plus accrued interest and any prepayment premium, as described below under “— The 11% Senior Subordinated Notes”;

•	approval of the merger of our predecessor company with and into us, with us being the surviving company and the change of our name from SHG Holding Solutions, Inc. to Skilled Healthcare Group, Inc.; and

•	revision of certain covenants and reporting requirements.

Interest Rates and Fees

The term loans and revolving loans under the first lien credit facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin (as described below) plus, at our option, either

•	a base rate determined by reference to the higher of the prime rate announced by Credit Suisse and the federal funds rate plus one-half of 1.0%; or

•	a reserve adjusted Eurodollar rate.

For term loans the applicable margin is 1.25% for base rate loans and 2.25% for Eurodollar rate loans, as amended in the first amendment. For revolving loans the applicable margin ranges from 1.00% to 1.75% for base rate loans and 2.00% to 2.75% for Eurodollar loans, in each case based on our consolidated leverage ratio. Loans under the swing line subfacility bear interest at the rate applicable to base rate loans under the revolving credit facility. For the first nine months of 2006, the average interest rate applicable to term loans and Eurodollar rate term loans was 9.7% and 7.7%, respectively. For the first nine months of 2006, the average interest rate applicable to revolving loans was 9.8%.

We are also obligated to pay commitment fees, depending on our consolidated leverage ratio, of from 0.375% to 0.50% per annum, on the unused portion of the revolving credit facility. For purposes of this calculation, swing line loans are not treated as usage of the revolving credit facility.

Prepayments

Subject to certain exceptions, loans under the first lien secured credit facility, as amended, are required to be prepaid with:

•	100% of net proceeds from any asset sale by us or our subsidiaries not reinvested in productive assets within 270 days;

•	100% of the net proceeds from any insurance or condemnation award received by us or our subsidiaries not reinvested in productive assets within 270 days;

•	50% (reduced to 25% if our consolidated leverage ratio is less than 3.00 to 1.00) of the net proceeds resulting from issuance of any equity interests, or from any capital contribution to us by any holder of our equity interests, excluding proceeds from:

•	stock option or other management compensation plans for officers, directors and employees;

•	issuances of equity in one of our subsidiaries to us or to any of our other subsidiaries; or

•	certain other limited offerings;

•	of the net proceeds resulting from the consummation of an initial public offering of our common stock, the lesser of (i) 50% of the net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70.0 million of the 11% senior subordinated notes, plus accrued interest and any prepayment premium as described below under “— The 11% Senior Subordinated Notes”;

•	100% of the net proceeds from the issuance of certain indebtedness by us, excluding indebtedness permitted to be incurred under the first lien secured credit facility; and

•	50% (reduced to 25% if the consolidated leverage ratio is less than 3.00 to 1.00) of excess cash flow for any year, commencing in 2006.

Security and Guarantees

Our obligations under the first lien senior credit facilities are guaranteed by each of our direct and indirect wholly-owned domestic subsidiaries, excluding our captive insurance subsidiary. All obligations under the first lien senior credit facilities and the related guarantees are secured by a perfected first priority lien or security interest in substantially all of our and our direct and indirect wholly-owned subsidiaries’, excluding our captive insurance subsidiary’s, tangible and intangible assets, including intellectual property, real property and all of the capital stock or other equity interests of each of our direct and indirect wholly-owned domestic subsidiaries, excluding our captive insurance subsidiary.

Covenants

The first lien secured credit facility contains customary affirmative and negative covenants, including limitations on indebtedness; limitations on liens and negative pledges; limitations on investments, loans, advances and acquisitions; limitations on guarantees and other contingent obligations; limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; limitations on mergers, consolidations, liquidations and dissolutions; limitations on sales of assets; limitations on transactions with stockholders and affiliates; limitations on sale and leaseback transactions; limitations on changes in lines of business; and limitations on optional payments and modifications of subordinated and other debt instruments. In addition, the credit agreement contains financial covenants, including with respect to minimum interest coverage ratio, maximum leverage ratio and maximum capital expenditures.

Events of Default

Events of default under the first lien secured credit facility include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; bankruptcy events with respect to us, or any of our material subsidiaries; material unsatisfied or unstayed judgments; order of dissolution of us, or any of our material subsidiaries; certain ERISA events; a change of control; actual or asserted invalidity of any guarantee or security document or security interest; or failure to maintain material health care authorizations.

The 11% Senior Subordinated Notes

General

In connection with the Transactions, SHG Acquisition Corp. issued and we assumed $200.0 million in aggregate principal amount of 11% senior subordinated notes due 2014. We have filed a Registration Statement on Form S-4 with respect to the commencement of an exchange offer and the public registration of the senior subordinated notes. Assuming effectiveness of the Registration Statement and the completion of the exchange offer, all of the original senior subordinated notes will be exchanged for publicly traded, registered securities with identical terms. The senior subordinated notes are guaranteed by certain of our present and future subsidiaries, if any. Interest on the senior subordinated notes is payable at the rate of 11% per annum, semiannually in cash on each January 15 and July 15. The senior subordinated notes will mature on January 15, 2014.

Ranking

The senior subordinated notes and the guarantees are our unsecured senior subordinated obligations and rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness, including the senior secured credit facility;

•	equally with any of our and the guarantors’ future senior subordinated indebtedness, if any;

•	senior to any of our and the guarantors’ future subordinated indebtedness, if any; and

•	effectively junior to the existing and future liabilities of our non-guarantor subsidiaries and our pharmacy joint venture.

Optional Redemption

We have the right to redeem the senior subordinated notes in whole or in part from time to time on and after January 15, 2010 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on January 15th of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Redemption
Period	Price

2010	105.50%
2011	102.75%
2012 and thereafter	100.00%

Prior to January 15, 2009, we may on one or more occasions redeem up to 35% of the principal amount of the senior subordinated notes with the proceeds of certain sales of our equity securities at 111.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that

•	at least 65% of the aggregate principal amount of senior subordinated notes remains outstanding after the occurrence of each such redemption (other than notes held by us or our affiliates); and

•	provided further that such redemption occurs within 90 days after the consummation of any such sale of our equity securities.

We intend to redeem $70 million of the senior subordinated notes with a portion of the proceeds from this offering. As only a portion of the notes outstanding will be redeemed with the proceeds of this offering, the trustee under the indenture will select the notes to be redeemed pro rata among the outstanding notes.

Notes held by the underwriters for this offering, or any of their affiliates, will not be given priority in the redemption.

In addition, prior to January 15, 2010, we may redeem the senior subordinated notes, in whole, at a redemption price equal to 100% of the principal amount plus a premium, plus any accrued and unpaid interest to the date of redemption. The premium is calculated as the greater of: (a) 1.0% of the principal amount of the notes being redeemed and (b) the excess of the present value of the redemption price of the notes on January 15, 2010 plus all remaining interest through January 15, 2010 payments, calculated using the treasury rate, over the principal amount of the notes on the redemption date.

Covenants

The indenture governing the senior subordinated notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur, assume or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make other equity distributions to our stockholders;

•	purchase or redeem our capital stock;

•	make certain investments;

•	enter into arrangements that restrict dividends or other payments to us from our restricted subsidiaries;

•	sell or otherwise dispose of assets;

•	engage in transactions with our affiliates; and

•	merge or consolidate with another entity.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and in connection with this offering, have adopted a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors will review the relevant facts and circumstances of all related party transactions, including, but not limited to, (i) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (ii) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director may participate in any approval of a related party transaction to which he or she is a related party.

The audit committee will then, in its sole discretion, either approve or disapprove the transaction. If advance audit committee approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction by the audit committee at the committee’s next regularly scheduled meeting. If at that meeting the committee does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

Certain types of transactions, which would otherwise require individual review, have been pre-approved by the audit committee. These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in our proxy statement, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction and (iii) transactions involving competitive bids or fixed rates.

The Transactions

On December 27, 2005 we acquired our predecessor company, named Skilled Healthcare Group, Inc. Certain members of our senior management team and Baylor Health Care System, which we refer to collectively as the rollover investors, agreed to roll over amounts that they would otherwise receive in the merger as an investment in our equity. Members of our senior management team agreed to roll over at least one-half of the after tax amount they would otherwise receive in the merger and Baylor agreed to roll over approximately $3.8 million of its equity interest in our predecessor company. For purposes of the rollover investments, shares of our predecessor company’s common stock were valued at the same per share price as would have been payable for such shares in the merger. Immediately after the merger, Onex Partners LP and Onex Corporation, together Onex, and affiliates and associates of Onex, on the one hand and the rollover investors on the other hand held approximately 95% and 5%, respectively, of our outstanding capital stock, not including restricted stock to be issued to management at the time of the transaction.

Concurrently with the consummation of the transactions contemplated by the merger agreement:

•	Onex made an equity investment in us of approximately $211.3 million in cash;

•	the rollover investors made an equity investment in us of approximately $1.5 million in cash through settlement of a bonus payable and $10.1 million in rollover equity;

•	our predecessor company assumed $200.0 million aggregate principal amount of senior subordinated notes issued in connection with the merger;

•	our predecessor company paid cash merger consideration of $240.8 million to our then existing stockholders (other than, to the extent of their rollover investment, the rollover investors) and option holders;

•	we amended our existing first lien senior secured credit facility to provide for a rollover of our existing $259.4 million term loan and an increase in our revolving credit facility from $50.0 million to $75.0 million;

•	we repaid in full our $110.0 million second lien senior secured credit facility;

•	we paid accrued interest on our second lien senior secured credit facility;

•	we increased the cash on our balance sheet by $35.2 million; and

•	we paid approximately $19.2 million of fees and expenses, including placement and other financing fees, and other transaction costs and professional expenses.

We refer to the transactions contemplated by the merger agreement, along with the equity contributions, the financings and use of proceeds and other transactions listed above, collectively, as the “Transactions.”

Agreement with Onex

Upon completion of the Transactions, we entered into an agreement with Onex Partners Manager LP, or Onex Manager, a wholly-owned subsidiary of Onex Corporation. In exchange for providing us with corporate finance and strategic planning consulting services, we pay Onex Manager an annual fee of $0.5 million. We will reimburse Onex Manager for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement, and reimbursed Onex for out-of-pocket expenses incurred in connection with the Transactions.

Stockholders’ Agreement

Simultaneous with the completion of the Transactions, all of our current stockholders, including Onex and its affiliates, entered into an investor stockholders’ agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. In particular, each non-Onex party agreed to vote all of their shares to elect to the Board such individuals as may be designated by Onex from time to time. Robert M. LeBlanc has been designated to serve on our board of directors by Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares.

Leased Facilities

Our former chief executive officer (who was also a member of our board of directors during 2005) and his wife (who is also our former executive vice president and chief operating officer) own the real estate for four of our leased facilities. This real estate has not been included in the financial statements for any of the years presented in this prospectus. Lease payments to these parties under operating leases for these facilities for 2005, 2004 and 2003 were $2.8 million, $2.1 million and $1.9 million, respectively. Upon the completion of the Transactions, these individuals no longer had any related party interests in us.

Notes Receivable

We had a limited recourse promissory note receivable from William Scott, a current member of our board of directors, in the principal amount of approximately $2.5 million with an interest rate of 5.7%. The note was issued in April 1998 and was due on the earlier of April 15, 2007 or the sale by Mr. Scott of 20,000 shares of our common stock pledged as security for the note. We had recourse for payment up to $1.0 million of the principal amount of the note. We forgave the entire remaining balance of $2.5 million, together with approximately $1.3 million of accrued and unpaid interest, due under this note upon the closing of the Transactions in consideration for prior service provided by Mr. Scott.

Agreement with Executive Search Solutions

On May 1, 2005, we entered into an employee placement agreement with Executive Search Solutions, LLC, a provider of recruiting services to the healthcare services industry, under which we pay Executive Search Solutions $12,085 a month to provide us with qualified candidates based on our specified criteria for positions including director of nursing, business office manager and nursing home administrator and overhead positions at a director level or above. We also pay Executive Search Solutions a per hire fee of $500 and $1,500 for each licensed nurse, and each nursing department head, respectively, that we hire as a result of Executive Search Solutions’ services. In addition, Hallmark will pay $2,750, $3,400 and $6,000 to Executive Search Solutions for each assistant, therapist and regional office director, respectively, that Hallmark hires as a result of Executive Search Solutions’ services. The term of the agreement began on

May 1, 2005 and ends on April 30, 2007. We may terminate the agreement if Executive Search Solutions fails to perform under the agreement and fails to rectify its performance within 90 days after written notice. Our Chief Executive Officer, Boyd Hendrickson, and our President, Jose Lynch, each hold a beneficial ownership interest of 30.0% of Executive Search Solutions. In 2005 and 2006, we paid Executive Search Solutions $82,000 and $156,576, respectively.

Employment Agreements

We have employment agreements and restricted stock agreements with each of our Named Executive Officers. See “Executive Compensation — Existing Employment Arrangements” and “Executive Compensation — SHG Holding Solutions Restricted Stock Plan.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2006 and as adjusted to reflect the sale of our common stock offered by this prospectus for:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person.

Percentage of beneficial ownership is based on an assumed          shares of common stock outstanding as of September 30, 2006. The table below assumes the conversion of all of our convertible preferred stock into common stock. Assuming the completion of this offering on          , 2007, our series A preferred stock will convert into           shares of our common stock concurrently with this offering, assuming a conversion price of $      (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus).

					Shares
					Beneficially Owned
				Shares	After Offering
	Shares Beneficially			Subject to	if Over-Allotment
	Owned Prior to Offering			Over-Allotment	Exercised in Full
Name of Beneficial Owner	Number		Percent	Option	Number	Percent

Five percent stockholders:
Onex(1)		(2)
Directors and Named Executive Officers:
Boyd Hendrickson		(3)
Jose Lynch		(4)
Robert M. Le Blanc		(5)
Michael E. Boxer		(6)
John M. Miller, V	—		*
Glenn S. Schafer	—		*
William Scott		(7)
John E. King		(8)
Roland Rapp		(9)
Mark Wortley		(10)
Executive officers and directors as a group (12 persons)		(11)

*	Less than 1% of the outstanding shares of common stock.

(1)	Onex Corporation, 712 Fifth Avenue, 40th Floor, New York, New York, 10019. Onex is the direct parent company of Onex Partners GP, Inc. Onex Partners GP, Inc. is the general partner of Onex Partners GP LP, which is the general partner of Onex Partners LP. Onex is also the sole member of Onex Partners LLC, which is the general partner of Onex US Principals LP. Onex is also the sole member of Onex American Holdings II LLC, which is the sole member of Skilled Executive Investco LLC. Each of Onex Partners LP, Onex US Principals LP, Onex American Holdings II LLC and Skilled Executive Investco LLC own shares in us. Onex Corporation’s board of directors are Daniel C. Casey, Peter C. Goodsoe, Serge Gouin, Brian M. King, John B. McCoy, J. Robert S. Prichard, Heather M. Reisman, Gerald W. Schwartz and Arni C. Thorsteinson. Each of Onex Corporation’s board members disclaim beneficial ownership of the shares beneficially owned by Onex, other than to the extent they have a direct pecuniary interest therein.

(2)	Includes the conversion of 20,463.4093 shares of preferred stock.

(3)	Includes 766.1001 shares of restricted stock, 574.5751 of which are unvested as of the date hereof, and the conversion of 350 shares of preferred stock.

(4)	Includes 626.8091 shares of restricted stock, 470.1068 of which are unvested as of the date hereof, and the conversion of 139 shares of preferred stock.

(5)	Mr. Le Blanc has served as Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, since 1999. As a result, Mr. Le Blanc may be deemed to beneficially own the shares of common stock directly held by Onex.

(6)	Includes the conversion of 15 shares of preferred stock.

(7)	Includes the conversion of 50 shares of preferred stock.

(8)	Includes 278.5815 shares of restricted stock, 208.9364 of which are unvested as of the date hereof, and the conversion of 120 shares of preferred stock.

(9)	Includes 278.5815 shares of restricted stock, 208.9364 of which are unvested as of the date hereof, and the conversion of 80 shares of preferred stock.

(10)	Includes 278.5815 shares of restricted stock, 208.9364 of which are unvested as of the date hereof, and the conversion of 30 shares of preferred stock.

(11)	Includes in the aggregate 2,367.9456 shares of restricted stock, 1,775.9592 of which are unvested as of the date hereof, and the conversion of 784 shares of preferred stock.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is qualified by reference to our amended and restated certificate of incorporation, our stockholders’ agreement and applicable law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Concurrently with the closing of this offering, all outstanding shares of series A preferred stock will convert into common stock. Assuming the completion of this offering on          , 2007, and a conversion price of $      (which is the mid-point of the estimated offering price range shown on the front cover page of this prospectus), our series A preferred stock will convert into           shares of our common stock. Upon completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share and           shares of preferred stock, par value $0.001 per share, with no shares of preferred stock outstanding.

Common Stock

As of September 30, 2006, there were 24,923 shares of common stock outstanding held of record by 30 stockholders.

The holders of common stock are entitled to one vote per share, in person or by proxy, in connection with the election of members of our Board of Directors and on all other matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulate their votes in election of directors. All shares of common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for payment and to receive other distributions when and as declared by the board of directors. Such dividends may be paid in cash, property, or shares of common stock. Upon our liquidation, dissolution or winding-up, subject to the rights of any shares of preferred stock then outstanding, the remaining assets of the corporation available for distribution will be distributed to the holders of the common stock on a pro rata basis based on the number of shares of common stock held. The shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of           shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Registration Agreement

Upon the completion of this offering, Onex and its affiliates, holders of           shares of common stock, or           shares if the underwriters exercise their over-allotment option in full, will be entitled to rights to demand the registration of shares of common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Immediately after completion of this offering, demand registration rights may also be exercisable by the holders of a majority of our unregistered common stock, or the Majority Holders, so long as such holders hold more than 10% of our shares of common stock that were outstanding on December 27, 2005. Such a demand registration would require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act of 1933, other than on a Form S-3 or any similar short-form registration statement, will be limited to three demands by the Majority Holders and an unlimited number of demands by Onex and its affiliates. There is no limit to the number of demands that may be made for registration on a Form S-3, except that no more than one demand may occur in any six month period. We are not obligated to take any action to effect the demand registration rights, other than on Form S-3, prior to six months after the date of this prospectus. The demand rights will also be subject to our right to delay registration for a up to six months based on our circumstances.

If we propose to register our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of our unregistered common stock will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock in such registration statement. However, the foregoing right is subject to Onex’s approval if we register securities for our own account. These registration rights will be subject to certain conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement. Furthermore, the rights of holders of our unregistered common stock to sell their common stock will be subject to the terms of a lockup agreement they have signed with Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC. See “Shares Eligible for Future Sale.”

Stockholders’ Agreement

All of our current stockholders, including Onex and its affiliates, are party to an investor stockholders’ agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares. See “Certain Relationships and Related Transactions — Stockholders’ Agreement.”

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or discouraging or delaying or preventing changes in control. Such provisions include:

•	our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	advance notice requirements for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings;

•	our board will be classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;

•	stockholder action by written consent will be prohibited;

•	special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, our chief executive officer or by a majority of our board of directors;

•	stockholders will not be permitted to cumulate their votes for the election of directors;

•	vacancies on our board of directors will be filled only by majority vote of incumbent directors;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws; and

•	stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

New York Stock Exchange Listing

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “SKH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our outstanding common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding          shares of common stock based upon our shares outstanding as of September 30, 2006.

Of the           shares to be outstanding upon completion of this offering,          shares of common stock sold in this offering (or           shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act of 1933, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act of 1933.

The remaining           shares of common stock outstanding after this offering (or           shares if the underwriters exercise their over-allotment option in full) will be restricted securities as defined in Rule 144 under the Securities Act of 1933 and will be eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act of 1933. Substantially all of these remaining shares of common stock are held by officers, directors and existing stockholders who are subject to various lock-up agreements or market stand-off provisions that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC, which we refer to collectively as the Representatives; provided, however, that in event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension. The Representatives may, in their discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors and existing stockholders subject to these lock-up agreements.

As a result of the lock-up agreements and market stand-off provisions described above and the provisions of Rule 144, 144(k) or 701 of the Securities Act of 1933, and assuming no extension of the lock-up period as described above and no exercise of the underwriters’ over-allotment option, the           shares of our common stock that will be restricted securities will be available for sale in the public market as follows:

•	no shares will be eligible for sale upon effectiveness of this offering;

•	shares will be eligible for sale under Rule 144 beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described above, beginning 180 days after the date of this prospectus.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the

Securities and Exchange Commission to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.          shares of our common stock will qualify for resale under Rule 144 beginning upon the expiration of the lock-up agreements and market stand-off provisions described above.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.          shares of our common stock will qualify for resale under Rule 144(k) upon the expiration of the lock-up agreements and market stand-off provisions described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of September 30, 2006,          shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the prior written consent of the Representatives to release all or any portion of these shares from the lock-up agreements to which the Representatives are a party.

Registration Rights

As described above in “Description of Capital Stock — Registration Rights Agreement,” upon completion of this offering, the holders of approximately          shares of our common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of warrants, will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our common stock, subject to the lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to significantly decline. In addition, any demand to include such shares in our registration statement could have a material adverse effect on our ability to raise capital.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
FOR NON-UNITED STATES HOLDERS

The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only to non-United States holders who hold our common stock as a capital asset. This summary does not address the effect of the United States federal estate or gift tax laws, tax considerations arising under the laws of any foreign, state or local jurisdiction, or tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax;

•	persons who own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below);

•	persons that are S corporations, partnerships or other pass-through entities;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election to be treated as a United States person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain from the sale or exchange of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying your qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business (and, if a tax treaty applies, are attributable to a United States permanent establishment maintained by you) are exempt from such withholding tax. To obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to an applicable tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business (and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
UBS Securities LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities, Inc.
Lehman Brothers Inc.
RBC Capital Markets Corporation
Scotia Capital (USA), Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of          additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price shown on the front cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the share of common stock being offered.

We have agreed that we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC waive, in writing, such an extension.

Our officers and directors and existing stockholders have agreed that they will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on The New York Stock Exchange under the symbol “SKH”.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial, advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. In particular, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc. were the joint book-running managers under our December 2005 offer of $200,000,000 aggregate principal amount of our 11% senior subordinated notes. In addition, affiliates of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities, Inc. and Scotia Capital (USA), Inc. are lenders under our first lien secured credit facility. Further, an affiliate of Credit Suisse Securities (USA) LLC is also the administrative agent under our first lien secured credit facility and, as such, will receive a portion of the proceeds of this offering. We expect the aggregate amounts received by underwriters through the repayment of indebtedness will be less than 3% of the net proceeds of the offering. Also, the chief executive officer of Onex Corporation, the beneficial owner of a majority of our common stock, is an independent member of the board of directors of The Bank of Nova Scotia, the indirect parent of Scotia Capital (USA) Inc.

Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only he closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, a Relevant Member State, each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or Relevant Implementation Date, it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, our common stock in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong, or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and our common stock will only be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly, our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, the underwriters have not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France. The underwriters have not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock. Such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of the initial distribution by the underwriters or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities, or Professional Investors), unless in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the Selling Stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholders will have no liability. In the case of an action for damages, we and the Selling Stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain regulatory matters will be passed upon for us by Hooper, Lundy & Bookman, Inc. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our consolidated financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the Sunset Healthcare combined financial statements at December 31, 2005 and for the year ended December 31, 2005, as set forth in their report. We have included the Sunset Healthcare combined financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information regarding us and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission’s website. The address of this website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Skilled Healthcare Group, Inc.

We have audited the accompanying consolidated balance sheets of Skilled Healthcare Group, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Ernst & Young LLP

Orange County, California
September 15, 2006
except for Note 17, as to which the date is February 7, 2007

Skilled Healthcare Group, Inc.

Consolidated Balance Sheets
(In thousands, except for share and per share data)

	Predecessor	Successor	Successor
	December 31,	December 31,	September 30,
	2004	2005	2006
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$4,666	$37,272	$6,582
Accounts receivable, less allowance for doubtful accounts of $4,750 in 2004, $5,678 in 2005, and $7,313 in 2006	38,359	59,530	79,092
Assets held for sale	12,204	—	—
Deferred income taxes	—	12,627	12,914
Prepaid expenses	3,388	5,996	2,771
Other current assets	3,034	12,475	9,426

Total current assets	61,651	127,900	110,785
Property and equipment, net	192,397	191,151	217,689
Other assets:
Notes receivable, less allowance for doubtful accounts of $651 in 2004, $301 in 2005, and $301 in 2006	4,087	3,916	3,293
Deferred financing costs	8,769	18,551	16,120
Goodwill	23,098	396,097	407,364
Intangible assets, net	3,766	35,823	34,915
Deferred income taxes	—	25,514	26,448
Other assets	15,092	15,030	20,691

Total other assets	54,812	494,931	508,831

Total assets	$308,860	$813,982	$837,305

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$24,520	$45,877	$55,113
Employee compensation and benefits	15,816	18,669	23,299
Liabilities held for sale	4,371	—	—
Current portion of long-term debt and capital leases	1,908	2,918	2,930

Total current liabilities	46,615	67,464	81,342
Long-term liabilities:
Insurance liability risks	31,178	28,414	29,816
Deferred income taxes	—	26,256	24,189
Other long-term liabilities	2,565	8,530	8,682
Long-term debt and capital leases, less current portion	278,977	460,391	458,309

Total liabilities	359,335	591,055	602,338
Stockholders’ (deficit) equity:
Convertible preferred stock, 50,000 shares authorized with 25,000 shares designated as Series A; $0.001 par value per share; 22,287 and 22,312 shares issued and outstanding at December 31, 2005 and September 30, 2006 (unaudited), respectively, liquidation preference of $246 at December 31, 2005 and $13,871 at September 30, 2006 (unaudited)	—	246	13,871
Common stock 50,000 shares authorized, $0.001 par value per share; 24,759 and 24,923 shares issued and outstanding at December 31, 2005 and September 30, 2006 (unaudited), respectively	—	—	—
Preferred stock, 1,000,000 shares authorized with 15,000 shares designated as Series A, issued and outstanding at December 31, 2004	15,469	—	—
Common stock — Class A, 2,125,000 shares authorized, $0.01 par value per share; 1,193,587 shares issued and outstanding at December 31, 2004	12	—	—
Common stock — Class B Non-Voting 375,000 shares authorized, $0.01 par value per share; 65,731 shares issued and outstanding at December 31, 2004	1	—	—
Deferred compensation	(848)	(185)	—
Additional paid-in-capital	108,255	222,866	221,286
Accumulated (deficit) earnings	(170,824)	—	—
Due from stockholder	(2,540)	—	—
Accumulated other comprehensive loss	—	—	(190)

Total stockholders’ (deficit) equity	(50,475)	222,927	234,967

Total liabilities and stockholders’ (deficit) equity	$308,860	$813,982	$837,305

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Operations
(In thousands, except for share and per share data)

				Nine Months Ended
	Predecessor			September 30,
	For the Years Ended December 31,			Predecessor	Successor
	2003	2004	2005	2005	2006
				(Unaudited)

Revenue	$316,939	$371,284	$462,847	$342,635	$391,753
Expenses:
Cost of services (exclusive of rent and depreciation and amortization shown below)	243,520	281,395	347,228	257,837	292,436
Rent cost of services	7,168	7,883	9,815	7,297	7,457
General and administrative	19,219	25,148	43,784	21,985	28,956
Depreciation and amortization	8,069	8,597	9,991	7,427	10,439

	277,976	323,023	410,818	294,546	339,288

Other income (expenses):
Interest expense	(27,486)	(22,370)	(27,629)	(19,037)	(34,532)
Interest income and other	147	789	949	538	882
Equity in earnings of joint venture	1,161	1,701	1,787	1,362	1,394
Change in fair value of interest rate hedge	(1,006)	(926)	(165)	(136)	(171)
Reorganization expenses	(12,964)	(1,444)	(1,007)	(554)	—
Write-off of deferred financing costs	(4,111)	(7,858)	(16,626)	(11,021)	—
Forgiveness of stockholder loan	—	—	(2,540)	—	—
Gain on sale of assets	—	—	980	—	—

Total other income (expenses), net	(44,259)	(30,108)	(44,251)	(28,848)	(32,427)

(Loss) income before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	(5,296)	18,153	7,778	19,241	20,038
(Benefit from) provision for income taxes	(1,645)	4,421	(13,048)	(6,404)	8,260

(Loss) income before discontinued operations and cumulative effect of a change in accounting principle	(3,651)	13,732	20,826	25,645	11,778
Discontinued operations, net of tax	1,966	2,789	14,740	14,788	—
Cumulative effect of a change in accounting principle, net of tax	(12,261)	—	(1,628)	—	—

Net (loss) income	(13,946)	16,521	33,938	40,433	11,778
Accretion on preferred stock	—	(469)	(744)	(498)	(13,625)

Net (loss) income attributable to common stockholders	$(13,946)	$16,052	$33,194	$39,935	$(1,847)

Net (loss) income per share data:
(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$(3.16)	$11.11	$16.34	$20.28	$(80.52)
Discontinued operations per common share, basic	1.70	2.34	11.99	11.92	—
Cumulative effect of a change in accounting principle per common share, basic	(10.60)	—	(1.32)	—	—

Net (loss) income per common share, basic	$(12.06)	$13.45	$27.01	$32.20	$(80.52)

Skilled Healthcare Group, Inc.

Consolidated Statements of Operations
(In thousands, except for share and per share data)

					Nine Months Ended
	Predecessor				September 30,
	For the Years Ended December 31,				Predecessor	Successor
	2003	2004	2005		2005	2006
					(Unaudited)

(Loss) income before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$(3.16)	$10.30		$15.56	$19.35		$(80.52)
Discontinued operations per common share, diluted	1.70	2.17		11.43	11.37		—
Cumulative effect of a change in accounting principle per common share, diluted	(10.60)	—		(1.26)	—		—

Net (loss) income per common share, diluted	$(12.06)	$12.47		$25.73	$30.72		$(80.52)

Weighted average common shares outstanding, basic	1,156,634	1,193,501		1,228,965	1,240,085		22,938

Weighted average common shares outstanding, diluted	1,156,634	1,286,963		1,290,120	1,300,076		22,938

Pro forma net (loss) income per common share, basic (unaudited)	$(12.06)	$13.45	$		$32.20	$

Pro forma net (loss) income per common share, diluted (unaudited)	$(12.06)	$12.47	$		$30.72	$

Weighted-average number of shares used in pro forma per common share calculations, basic (unaudited)	1,156,634	1,193,501	$		1,240,085	$

Weighted-average number of shares used in pro forma per common share calculations, diluted (unaudited)	1,156,634	1,286,963	$		1,300,076	$

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands, except share data)

										Accumulated
					Class B Non-Voting			Additional	Accumulated	Other
	Preferred Stock		Common Stock		Common Stock		Deferred	Paid-In	(Deficit)	Comprehensive	Due From
	Shares	Amount	Shares	Amount	Shares	Amount	Comp	Capital	Earnings	Loss	Stockholder	Total
Predecessor
Balance at December 31, 2002	—	$—	1,134,944	$11	—	$—	$—	$106,488	$(173,399)	—	$(2,540)	$(69,440)
Cancellation and issuance of new common stock in Reorganized Fountain View, Inc.	—	—	1	(11)	—	—	—	11	—	—	—	—
Issuance of new common stock to holders of indenture notes	—	—	58,642	—	—	—	—	1,073	—	—	—	1,073
Net loss	—	—	—	—	—	—	—	—	(13,946)	—	—	(13,946)

Balance at December 31, 2003	—	—	1,193,587	—	—	—	—	107,572	(187,345)	—	(2,540)	(82,313)
Change in terms of preferred stock	15,000	15,000	—	—	—	—	—	—	—	—	—	15,000
Accretion on preferred stock	—	469	—	—	—	—	—	(469)	—	—	—	—
Issuance of restricted stock	—	—	—	—	70,661	1	—	3	—	—	—	4
Cancellation of restricted stock	—	—	—	—	(4,930)	—	—	—	—	—	—	—
Deferred compensation related to restricted stock awards	—	—	—	—	—	—	(1,161)	1,161	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	313	—	—	—	—	313
Other changes	—	—	—	12	—	—	—	(12)	—	—	—	—
Net income	—	—	—	—	—	—	—	—	16,521	—	—	16,521

Balance at December 31, 2004	15,000	15,469	1,193,587	12	65,731	1	(848)	108,255	(170,824)	—	(2,540)	(50,475)
Accretion on preferred stock	—	498	—	—	—	—	—	(498)	—	—	—	—
Dividends paid	—	(967)	—	—	—	—	—	(107,637)	—	—	—	(108,604)
Redemption of preferred stock	(15,000)	(15,000)	—	—	—	—	—	—	—	—	—	(15,000)
Forgiveness of stockholder loan	—	—	—	—	—	—	—	—	—	—	2,540	2,540
Exercise of stock options and warrants	—	—	42,999	82	—	—	—	—	—	—	—	82
Repurchase of common stock	—	—	(614)	—	—	—	—	(7)	—	—	—	(7)
Cancellation of common stock by Bankruptcy Court	—	—	(979)	—	—	—	—	—	—	—	—	—
Deferred compensation related to restricted stock awards	—	—	—	—	—	—	(8,940)	8,940	—	—	—	—
Stock-based compensation and amortization of deferred compensation	—	—	—	—	—	—	9,788	—	—	—	—	9,788
Net income	—	—	—	—	—	—	—	—	33,938	—	—	33,938

	—	—	1,234,993	94	65,731	1	—	9,053	(136,886)	—	—	(127,738)
Successor
Effect of the Onex Transaction	—	—	(1,234,993)	(94)	(65,731)	(1)	—	(9,053)	136,886	—	—	127,738
Onex and other equity contributions	22,287	—	22,287	—	—	—	—	222,865	—	—	—	222,865
Deferred compensation related to restricted stock awards	—	—	2,472	—	—	—	(247)	247	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	62	—	—	—	—	62
Accretion on preferred stock	—	246	—	—	—	—	—	(246)	—	—	—	—

Balance at December 31, 2005	22,287	246	24,759	—	—	—	(185)	222,866	—	—	—	222,927
Proceeds from issuance of stock	10	—	10	—	—	—	—	100	—	—	—	100
Net income	—	—	—	—	—	—	—	—	11,778	—	—	11,778
Accumulated other comprehensive loss	—	—	—	—	—	—	—	—	—	(190)	—	(190)
Reclassification of deferred compensation upon adopting SFAS No. 123R	—	—	—	—	—	—	185	(185)	—	—	—	—
Issuance of restricted stock	15	—	154
Amortization of deferred compensation	—	—	—	—	—	—	—	352	—	—	—	352
Accretion on preferred stock	—	13,625	—	—	—	—	—	(1,847)	(11,778)	—	—	—

Balance at September 30, 2006 (unaudited)	22,312	$13,871	24,923	$—	—	$—	$—	$221,286	$—	$(190)	$—	$234,967

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Consolidated Statements of Cash Flows
(In thousands)

				Nine Months Ended
	Predecessor			September 30,
	Years Ended December 31,			Predecessor	Successor
	2003	2004	2005	2005	2006
				(Unaudited)

Operating Activities
Net (loss) income	$(13,946)	$16,521	$33,938	$40,433	$11,778
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	8,069	8,597	9,991	7,427	10,439
Reorganization expenses	12,964	1,444	1,007	554	—
Provision for doubtful accounts	3,559	2,259	3,968	2,588	3,524
Amortization of deferred financing costs	1,550	1,155	1,657	1,246	2,155
Non-cash stock-based compensation	—	313	9,850	284	352
Cumulative effect of a change in accounting principle	12,261	—	1,628	—	—
(Gain) loss on sale of assets	(201)	—	(23,892)	(22,853)	251
Write-off of deferred financing costs and prepayment costs related to extinguished debt	4,111	7,858	16,626	11,021	—
Forgiveness of stockholder loan	—	—	2,540	—	—
Deferred income taxes	—	—	(23,603)	(18,349)	(3,138)
Change in fair value of interest rate hedge	1,006	926	165	136	171
Amortization of discount on Senior Subordinated Notes	—	—	—	—	123
Changes in operating assets and liabilities:
Accounts receivable	(2,330)	(7,119)	(25,211)	(23,053)	(23,086)
Other current assets	(3,287)	(1,923)	(6,240)	(1,680)	6,103
Accounts payable and accrued liabilities	(35,964)	5,745	4,627	10,636	9,550
Employee compensation and benefits	1,991	2,817	2,393	1,668	4,630
Other long-term liabilities	185	306	1,015	860	152
Insurance liability risks	7,557	11,272	5,173	2,164	1,402
Net cash paid for reorganization costs	(12,746)	(1,813)	(1,037)	(583)	—

Net cash (used in) provided by operating activities	(15,221)	48,358	14,595	12,499	24,406
Investing activities
Principal (additions) payments on notes receivable	(1,931)	1,134	171	669	623
Acquisition of healthcare facilities	—	(42,748)	—	—	(34,016)
Proceeds from disposal of property and equipment	1,732	74	41,059	36,554	—
Additions to property and equipment	(19,119)	(8,212)	(11,183)	(8,703)	(13,384)
Changes in other assets	(6,775)	4,522	61	(4,922)	(6,188)
Cash distributed related to the Onex Transaction	—	—	(253,350)	—	—

Net cash (used in) provided by investing activities	(26,093)	(45,230)	(223,242)	23,598	(52,965)
Financing activities
Borrowings (repayments) under line of credit	16,124	—	(15,000)	(13,000)	—
Repayments on long-term debt and capital leases	(22,483)	(23,299)	(2,362)	(13,638)	(2,193)
Repayments on long-term debt through refinancing	(96,084)	(228,854)	(122,000)
Fees paid for early extinguishment of debt	—	(4,361)	(6,300)	(3,000)	—
Proceeds from issuance of long-term debt	132,070	278,998	321,786	123,120	—
Additions to deferred financing costs of new debt	(4,314)	(9,358)	(21,765)	(9,102)	(38)

Skilled Healthcare Group, Inc.

Consolidated Statements of Cash Flows — (Continued)
(In thousands)

				Nine Months Ended
	Predecessor			September 30,
	Years Ended December 31,			Predecessor	Successor
	2003	2004	2005	2005	2006
				(Unaudited)

Redemption of preferred stock	—	—	(15,732)	(15,732)	—
Purchase of treasury stock	—	—	(7)	(7)	—
Proceeds from exercise of stock options and warrants	—	—	82	—	—
Dividends paid	—	(15,000)	(108,604)	(108,604)	—
Proceeds from restricted stock grant	—	4	—	—	—
Proceeds from capital contributions related to the Onex Transaction	—	—	211,300	—	—
Charge related to issuance of new common stock	1,073	—	—	—	—
Proceeds from issuance of stock	—	—	—	—	100
Proceeds from sale of interest rate hedge	—	1,355	130	—	—
Purchase of interest rate hedge	(2,900)	(617)	(275)	—	—

Net cash provided by (used in) financing activities	23,486	(1,132)	241,253	(39,963)	(2,131)

(Decrease) increase in cash and cash equivalents	(17,828)	1,996	32,606	(3,866)	(30,690)
Cash and cash equivalents at beginning of year	20,498	2,670	4,666	4,666	37,272

Cash and cash equivalents at end of year	$2,670	$4,666	$37,272	$800	$6,582

Supplemental cash flow information
Cash paid for:
Interest expense	$58,460	$26,836	$26,068	$15,798	$27,736

Income taxes	$838	$1,414	$25,222	$18,935	$1,100

Details of accumulated other comprehensive loss:
Change in market value of marketable securities, net of tax	—	—	—	—	$190

Supplemental disclosure of non-cash investing and financing activities:
Reclassification of accounts receivable to notes receivable	$4,670	$313	$—	$—	$—

Capitalized lease transactions	$13,170	$1,514	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

1.	Description of Business

Current Business

Skilled Healthcare Group, Inc. (formerly known as Fountain View, Inc.), (“Skilled”) and Skilled’s subsidiaries, is an operator of long-term care facilities and a provider of a wide range of post-acute care services, with a strategic emphasis on sub-acute specialty medical care. Skilled and its consolidated subsidiaries are collectively referred to as the “Company.” The Company currently operates facilities in California, Kansas, Missouri, Nevada and Texas, including 60 skilled nursing facilities (“SNFs”), that offer sub-acute care and rehabilitative and specialty medical skilled nursing care; and 12 assisted living facilities (“ALFs”) that provide room and board and social services. In addition, the Company provides a variety of ancillary services such as physical, occupational and speech therapy in Company-operated facilities and unaffiliated facilities. Furthermore, the Company owns and operates two licensed hospices providing palliative care in its California and Texas markets. The Company is also a member in a joint venture located in Texas providing institutional pharmacy services which currently serves approximately eight of the Company’s SNFs and other facilities unaffiliated with the Company. Also, in 2005, the Company sold two of its California-based institutional pharmacies, which were classified as assets held for sale at December 31, 2004 (Note 5).

Reorganization Under Chapter 11

In 2001, Skilled and 22 of its subsidiaries filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Central District of California, Los Angeles Division (the “Bankruptcy Court”).

Following its petition for protection under Chapter 11, Skilled continued to operate its businesses as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court through August 19, 2003 (the “Effective Date”), when it emerged from bankruptcy pursuant to the terms of Skilled’s Third Amended Joint Plan of Reorganization dated April 22, 2003 (the “Plan”). In connection with emerging from bankruptcy, Skilled changed its name to Skilled Healthcare Group, Inc. From the date Skilled filed the petition with the Bankruptcy court through September 30, 2006, Skilled incurred reorganization expenses totaling approximately $32,506.

The principal components of reorganization expenses incurred are as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Professional fees	$7,334	$620	$585	$376	$—
Court-related services	503	157	40	20	—
Refinancing costs	1,990	49	5	5	—
Other fees	3,137	618	377	153	—

Total	$12,964	$1,444	$1,007	$554	$—

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Details of operating cash receipts and payments resulting from the reorganization are as follows:

				Nine Months Ended
	Years ended December 31,			September 30,
	2003	2004	2005	2005	2006

Operating cash receipts	$—	$—	$—	$—	$—
Cash payments to suppliers for reorganization services	12,746	1,813	1,037	583	—

Matters Related to Emergence

On July 10, 2003, the Bankruptcy Court confirmed Skilled’s Plan, which was approved by substantially all creditors and implemented on the Effective Date. The principal provisions of the Plan included:

•	The incurrence by Skilled of (i) approximately $32,000 in indebtedness available under new Revolving Credit Facilities; (ii) approximately $23,000 under a new Secured Mezzanine Term Loan; and (iii) approximately $95,000 under a new Senior Mortgage Term Loan;

•	The satisfaction of Skilled’s 11 1/4% Senior Subordinated Notes due 2008 (“Senior Subordinated Notes”) upon the issuance or payment by Skilled to the holders of Senior Subordinated Notes on a pro rata basis of (i) approximately $106,800 of new Senior Subordinated Secured Increasing Rate Notes due 2008 (“Increasing Rate Notes”) that accrued interest at an initial rate of 9.25% and provided for annual rate increases, (ii) 58,642 shares of common stock and (iii) cash in the amount of $50,000, consisting of approximately $36,000 in outstanding interest and approximately $14,000 of principal;

•	The payment in full of amounts outstanding under Skilled’s $90,000 Term Loan Facility and $30,000 Revolving Credit Facility;

•	The issuance of one share of new series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”) for each share of Skilled’s existing series A preferred stock;

•	The cancellation of Skilled’s series A common stock and the issuance of 1.1142 shares of new common stock for each share of cancelled series A common stock;

•	The cancellation of Skilled’s series B common stock and options to purchase series C common stock, with no distribution made in respect thereof;

•	The cancellation of Skilled’s series C common stock and the issuance of one share of new common stock for each share of cancelled series C common stock;

•	The cancellation of outstanding warrants to purchase series C common stock and the issuance of new warrants, on substantially the same terms, to purchase a number of shares of new common stock equal to the number of shares of series C common stock that were subject to the existing warrants so cancelled;

•	An amendment and restatement of Skilled’s stockholders’ agreement;

•	The impairment of certain secured claims and the impairment of certain general unsecured claims; and

•	The restructuring of Skilled’s businesses and legal structure to conform to Skilled’s exit financing requirements whereby business enterprises were assumed by new subsidiary limited liability companies and existing corporations such that: (i) day-to-day operations are performed by each operating

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

subsidiary; (ii) administrative services, such as accounting and cash management, are provided through a new subsidiary administrative services company under contracts at market rates with each of the operating subsidiaries, and (iii) payroll processing services are provided through a new subsidiary employment services company under contracts at market rates with each of the operating subsidiary employers.

The Onex Transaction

In October 2005, Skilled entered into an agreement and plan of merger (the “Agreement”) with SHG Holding Solutions, Inc. (“Holding”) and SHG Acquisition Corp. (“Acquisition”) and Heritage Fund II LP and related investors (“Heritage”). Holding and Acquisition were formed by Onex Partners LP (“Onex”) and certain of its affiliates (collectively the “Sponsors”) for purposes of acquiring Skilled. The merger was completed effective December 27, 2005 (the “Onex Transaction”). The Company’s results of operations during the period from December 28, 2005 through December 31, 2005 were not significant. Under the Agreement, Acquisition acquired substantially all of the outstanding shares of Skilled, with Skilled being the surviving corporation and a wholly owned subsidiary of Holding. The Onex Transaction was accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”) using the purchase method of accounting and, accordingly, all assets and liabilities of the Company were recorded at their fair values as of the date of the acquisition (based upon income and market-based valuation estimates and also based upon certain internally-generated information) including goodwill of $396,035, representing the purchase price in excess of the fair values of the tangible and identifiable intangible assets acquired. Substantially all of the goodwill is not deductible for income tax purposes.

As a condition of the Agreement, an escrow account was established in the amount of $21,000 to settle indemnity claims for a period of four years. Of the $21,000, $6,000 is allocated for reimbursement from the escrow funds for potential tax liabilities of the Company that arose prior to the date of the Onex Transaction. As the tax liabilities recorded on the Company’s financial statements are in excess of the $6,000, the Company has recorded a receivable from the tax escrow account for $6,000, which has been classified as other current assets in the accompanying consolidated financial statements. The remaining $15,000 in escrow may be utilized to provide for any contingencies or liabilities not recorded or specifically provided for as of December 27, 2005.

Additionally, under the Agreement, the Company is required to repay to Heritage amounts previously paid by the Company to the IRS that were in excess of the amount of the 2005 tax amounts on its tax return for the period ended December 27, 2005. The Company has recorded a liability on its December 31, 2005 and September 30, 2006 (unaudited) balance sheets related to amounts owed to Heritage on this matter.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

The purchase price was financed through the following sources:

Issuance of common and preferred stock for cash	$211,300
Issuance of common and preferred stock for rollover consideration	10,065
Issuance of common and preferred stock in consideration for settlement of accrued liabilities	1,500

Total issuance of common and preferred stock	222,865
Issuance of 11% Senior Subordinated Notes due 2014	198,668
Amended First Lien Credit Agreement, assumed under Agreement	259,350

Total sources of financing	$680,883

The purchase price was composed of the following:

Cash paid to stockholders, including amounts held in escrow	$240,814
Rollover consideration	10,065
Accrued liability settled in consideration for common and preferred stock	1,500
Amended First Lien Credit Agreement, assumed under Agreement	259,350
Amounts paid to settle Second Lien Credit Agreement	110,000
Accrued interest and prepayment penalty on Second Lien Credit Agreement	4,798
Transaction costs	7,739
Deferred financing costs	11,439

Total purchase price	$645,705

Net cash retained in successor company from the Onex Transaction	$35,178

Financing sources exceeded the purchase price to provide for additional cash resources for planned acquisitions subsequent to the Onex Transaction.

The following table presents the purchase price allocation:

Purchase price:		$645,705
Cash held in predecessor company	2,744
Other current assets	90,628
Property and equipment	191,151
Identifiable intangible assets	35,823
Other long-term assets	63,011
Current liabilities	(67,464)
Other long-term liabilities	(66,223)

Net assets acquired		249,670

Goodwill		$396,035

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

As a result of the Onex Transaction, the financial statements were adjusted as follows:

	Prior Basis of
	Accounting,	Merger
Balance Sheet Accounts	December 27, 2005	Adjustments	As Adjusted

Cash and cash equivalents(1)	$2,744	$35,178	$37,922
Other current assets(2)	6,475	6,000	12,475
Property and equipment, net(3)	190,903	248	191,151
Deferred financing costs(4)	7,112	11,439	18,551
Goodwill(5)	20,491	375,544	396,035
Other intangibles(6)	3,311	32,512	35,823
Accounts payable and accrued liabilities(7)	40,895	4,982	45,877
Deferred income tax liability(8)	14,538	11,718	26,256
Other long-term liabilities(9)	3,580	4,950	8,530
11% Senior Subordinated Notes due 2014(10)	—	198,668	198,668
Second Lien Credit Agreement(11)	110,000	(110,000)	—

(1)	Cash and cash equivalents increased by $35,178 due to the financing sources exceeding the purchase price.

(2)	Other current assets increased by $6,000 for the amount held in escrow related for potential tax liabilities.

(3)	Property and equipment, net increased by $248 as a result of reflecting fixed assets at fair value at the date of the Onex Transaction.

(4)	Deferred financing costs increased by $11,439 as a result of the costs related to the financing of the 11% Senior Subordinated Notes due 2014.

(5)	Goodwill of $396,035 represents the excess of the purchase price over the fair values of the net assets acquired.

(6)	Other intangibles increased by $32,512. Other intangibles are listed in Note 4.

(7)	Accounts payable and accrued liabilities increased by $4,982 primarily from an accrual for amounts due to Heritage related to the predecessor’s December 27, 2005 tax return, partially offset by accrued interest and prepayment penalty related to the settlement of the Second Lien Credit Agreement.

(8)	Deferred income taxes increased as a result of the Onex Transaction.

(9)	Other long term liabilities increased by $4,950 to record the fair value of certain asset retirement obligations.

(10)	Concurrent with the Onex Transaction, 11% Senior Subordinated Notes due 2014 with a face value of $200,000 were issued at a discount of $1,332.

(11)	Concurrent with the Onex Transaction, the Company settled the Second Lien Credit Agreement.

Concurrent with the Onex Transaction, certain members of the Company’s senior management team and Baylor Health Care System (collectively, the Rollover Investors) made an equity investment in Holding of approximately $11,600 in cash and rollover equity, and the Sponsors made an equity investment in Holding of approximately $211,300 in cash. Immediately after the Onex Transaction, the Sponsors, its affiliates and associates and the Rollover Investors held approximately 95% and 5%, respectively, of the outstanding capital shares of Holding, not including restricted stock issued to management at the time of the Onex Transaction.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Concurrent with the Onex Transaction, Skilled assumed $200,000 of 11% Senior Subordinated Notes due 2014 (the “2014 Notes”); paid cash merger consideration of $240,814 to Skilled’s existing stockholders (other than to the Rollover Investors to the extent of their rollover investment) and option holders; amended Skilled’s existing First Lien Credit Agreement to provide for rollover of the existing $259,350 First Lien Credit Agreement and an increase in the revolving credit facility from $50,000 to $75,000; and repaid in full Skilled’s $110,000 Second Lien Credit Agreement (Note 8).

Due to the effect of the Onex Transaction on the recorded amounts of assets, liabilities and stockholders’ equity, the Company’s financial statements prior to and subsequent to the Onex Transaction are not comparable. Periods prior to December 27, 2005 represent the accounts and activity of the predecessor company (the “Predecessor”) and from that date, the successor company (the “Successor”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

Although operating under the jurisdiction of the United States Bankruptcy Court as a debtor-in-possession through August 19, 2003, Skilled continued to operate and control its subsidiaries. The consolidated financial statements of the Company include the accounts of Holding, and its consolidated subsidiaries, including Skilled. All significant intercompany transactions have been eliminated in consolidation.

Unaudited Interim Results

The accompanying consolidated balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the nine month periods ended September 30, 2005 and September 30, 2006, and the consolidated statement of stockholders’ equity for the nine month period ended September 30, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position at September 30, 2006 and results of operations and cash flows for the nine month periods ended September 30, 2005 and September 30, 2006. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results for the nine month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to revenue, allowance for doubtful accounts, patient liability claims and impairment of long-lived assets. Actual results could differ from those estimates.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Revenue and Accounts Receivables

Revenue and accounts receivables are recorded on an accrual basis as services are performed at their estimated net realizable value. The Company derives a significant amount of its revenue from funds under federal Medicare and state Medicaid assistance programs, the continuation of which are dependent upon governmental policies, audit risk and potential recoupment.

The Company’s revenue is derived from services provided to patients in the following payor classes:

	Year ended December 31,
	2003		2004		2005
		Percentage		Percentage		Percentage
	Revenue	of	Revenue	of	Revenue	of
	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues

Medicare	$107,008	33.8%	$133,092	35.8%	$168,144	36.3%
Medicaid	130,672	41.2	143,176	38.6	155,128	33.5

Subtotal Medicare and Medicaid	237,680	75.0	276,268	74.4	323,272	69.8
Managed care	20,484	6.5	24,945	6.7	33,844	7.3
Private and other	58,775	18.5	70,071	18.9	105,731	22.9

Total	$316,939	100.0%	$371,284	100.0%	$462,847	100.0%

	Nine Months Ended September 30,
	2005		2006
		Percentage		Percentage
	Revenue	of	Revenue	of
	Dollars	Revenues	Dollars	Revenues
	(Unaudited)

Medicare	$125,537	36.7%	$141,645	36.2%
Medicaid	114,909	33.5	125,516	32.0

Subtotal Medicare and Medicaid	240,446	70.2	267,161	68.2
Managed care	24,987	7.3	31,716	8.1
Private and other	77,202	22.5	92,876	23.7

Total	$342,635	100.0%	$391,753	100.0%

Substantially all of the revenue from the Medicare program is earned by the Company’s long-term care services segment.

Risks and Uncertainties

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. Compliance with such laws and regulations can be subject to future government review and interpretation, including processing claims at lower amounts upon audit as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Concentration of Credit Risk

The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate allowance has been recorded for the possibility of these receivables proving uncollectible, and continually monitors and adjusts these allowances as necessary.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. The Company places its cash and short-term investments with high credit quality financial institutions.

Property and Equipment

Property and equipment are stated at cost prior to the Onex Transaction. Upon the consummation of the Onex Transaction, and in accordance with SFAS No. 141, property and equipment were stated at fair value. Major renovations or improvements are capitalized, whereas ordinary maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Leasehold improvements	Shorter of the lease term or estimated useful life, generally 5-10 years
Furniture and equipment	3-10 years.

Depreciation and amortization of property and equipment under capital leases is included in depreciation and amortization expense. For leasehold improvements, where the Company has acquired the right of first refusal to purchase or to renew the lease, amortization is based on the lesser of the estimated useful lives or the period covered by the right.

Goodwill and Intangible Assets

Goodwill is accounted for under SFAS No. 141, Goodwill and other Intangible Assets (“SFAS No. 141”) and represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. In accordance with SFAS No. 142, goodwill is subject to periodic testing for impairment. Goodwill of a reporting unit is tested for impairment on an annual basis, or, if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount, between annual testing. There were no impairment charges recorded in 2003, 2004 or 2005 or for the nine months ended September 30, 2006 (unaudited).

Determination of Reporting Units

The Company considers the following three operating segments to be reporting units for the purpose of testing its goodwill for impairment:

-	long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of the Company’s business,

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

-	rehabilitation therapy, which provides physical, occupational and speech therapy in Company-operated facilities and unaffiliated facilities, and

-	hospice care, which was established in 2004 and provides hospice care in Texas and California.

The goodwill that resulted from the Onex Transaction as of December 31, 2005 was allocated to the long-term care services operating segment and the rehabilitation therapy operating segment based on the relative fair value of the assets on the date of the Onex Transaction. No goodwill was allocated to the hospice care operating segment due to the start-up nature of the business and cumulative net losses before depreciation, amortization, interest expenses (net) and provision (benefit) for income taxes attributable to that segment. In addition, no synergies were expected to arise as a result of the Onex Transaction which might provide a different basis for allocation of goodwill to reporting units.

Goodwill Impairment Testing

The Company tests its goodwill for impairment annually on October 1, or sooner if events or changes in circumstances indicate that the carrying amount of its reporting units, including goodwill, may exceed their fair values. Accordingly, neither goodwill resulting from the Onex Transaction (which occurred on December 27, 2005) nor the recently-acquired goodwill has been tested for goodwill impairment at September 30, 2006 and the Company did not record any impairment charges in 2005 or the first nine months of 2006. The Company tests goodwill using a present value technique by comparing the present value of estimates of future cash flows of its reporting units to the carrying amounts of the applicable goodwill.

Intangible assets primarily consist of identified intangibles acquired as part of the Onex Transaction. Intangibles are amortized on a straight-line basis over the estimated useful life of the intangible, except for trade names, which have an indefinite life.

Deferred Financing Costs

Deferred financing costs substantially relate to the 2014 Notes and First Lien Credit Agreement (Note 8) and are being amortized over the maturity periods using an effective-interest method. At December 31, 2004 and 2005, and September 30, 2006 (unaudited), deferred financing costs, net of amortization, were approximately $8,769, $18,551 and $16,120, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes, (“SFAS No. 109”). Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. Due primarily to the significant amount of taxable income generated by the Company in 2004 and 2005, management concluded in 2005 that it is more likely than not that the majority of the remaining net deferred tax assets will be realized; therefore, $25,177 of the valuation allowance against deferred tax assets was reversed.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets other than goodwill in relation to the future undiscounted cash flows of the underlying businesses to assess recoverability of the assets. If the estimated undiscounted future cash flows are less than the carrying amount, an impairment

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

loss, which is determined based on the difference between the fair value and the carrying value of the assets, is recognized. As of December 31, 2004 and 2005, and September 30, 2006 (unaudited) none of the Company’s long-lived assets were impaired.

Interest Rate Caps

In connection with certain of the Company’s borrowings and subsequent refinancings, the Company entered into interest rate cap agreements (“IRCAs”) with financial institutions to hedge against material and unanticipated increases in interest rates in accordance with requirements under its refinancing agreements. The Company determines the fair value of the IRCAs based on estimates obtained from a broker, and records changes in their fair value in the consolidated statements of operations. As a result of low interest rate volatility in 2003, 2004, 2005 and the first nine months of 2006 (unaudited), the interest rate caps were not triggered.

Discontinued Operations

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), addresses the accounting for and disclosure of long-lived assets to be disposed of by sale. Under SFAS No. 144, when a long-lived asset or group of assets meets defined criteria, the long-lived assets are measured and reported at the lower of their carrying value or fair value less costs to sell, and are classified as held for sale on the consolidated balance sheet. In addition, the related operations of the long-lived assets are reported as discontinued operations in the consolidated statements of operations with all comparable periods reclassified. The Company’s 2003 consolidated statement of operations has been reclassified to reflect discontinued operations on a comparable basis to the 2004 and 2005 financial statements (Note 5).

Stock Options and Equity Related Charges

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS No. 123R”), which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. Under SFAS No. 123R, the fair value of share-based payment awards is estimated at grant date using an option pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.

The Company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective application method, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new awards and awards that are outstanding on the adoption effective date that are subsequently modified or cancelled. The Company did not have stock options outstanding subsequent to December 27, 2005. As the Company has no options outstanding, the implementation of SFAS No. 123R had no impact on the Company’s financial statements.

Prior to the adoption of SFAS No. 123R, the Company accounted for share-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Under the intrinsic value method no share-based compensation cost was recognized for awards to employees or directors if the exercise price of the award was equal to the fair market value of the underlying stock on the date of grant.

In determining pro forma information regarding net income, stock options to employees and outside directors were valued using the minimum value option-pricing model with the following weighted average

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

assumptions: expected market price of the Company’s common stock of $18.30 on the date of grant, no expected dividends, an average expected life through the option expiration dates of five years and a weighted-average risk-free interest rate of 2.5%. The minimum value method does not consider stock price volatility. For pro forma purposes, the estimated minimum value of the Company’s stock-based awards to employees and outside directors were expensed at the date of grant of the stock options that were fully vested, and expensed over the vesting period of the stock options that vest over a period of time. The results of applying SFAS No. 123 to the Company’s stock option grants to employees and outside directors on the assumptions described above approximated the Company’s reported amounts of net income (loss) for each year.

The minimum value option valuation model was developed for use in estimating the fair value of traded options that do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those options used in the minimum value option pricing model, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. There were 6,475 options outstanding as of December 31, 2004 and no options outstanding as of December 31, 2005 and September 30, 2006 (unaudited).

Equity-related charges included in general and administrative expenses in the Company’s consolidated statements of operations were $0, $313, $9,850 and $352 in the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.

Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”). FIN No. 47 clarified that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be in control of the entity. FIN No. 47 requires that a liability be recognized for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it can not, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate cannot be made. FIN No. 47 became effective as of December 31, 2005.

The Company has determined that a conditional asset retirement obligation exists for asbestos remediation. Though not a current health hazard in its facilities, upon renovation the Company may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The asbestos-containing materials includes primarily floor and ceiling tiles from the Company’s pre-1980 constructed facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

As of December 31, 2005, the Company adopted FIN No. 47 and recognized a charge of $1.6 million (net of income taxes) for the cumulative effect of change in accounting principle relating to the adoption of FIN No. 47. This charge includes the cumulative accretion of the asset retirement obligations from the estimated dates the liabilities were incurred through December 31, 2005. The charge also includes

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

depreciation through December 31, 2005 on the related assets for the asset retirement obligations that would have been capitalized as of the dates the obligations were incurred. As of December 31, 2005 and September 30, 2006 (unaudited), the asset retirement obligation was $5.0 million and $5.1 million, respectively, and is classified as other long-term liabilities in the accompanying consolidated financial statements.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate the Company’s knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or may be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact future earnings of the Company.

Operating Leases

The Company accounts for operating leases in accordance with SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases.  Accordingly, rent expense under the Company’s facilities’ and administrative offices’ operating leases is recognized on a straight-line basis over the original term of each facility’s and administrative office’s leases, inclusive of predetermined rent escalations or modifications and including any lease renewal options.

Net (Loss) Income per Share

Basic net (loss) income per share is computed by dividing net (loss) income attributable to common stockholders by the weighted average number of outstanding shares for the period. Dilutive net (loss) income per share is computed by dividing net (loss) income attributable to common stockholders plus the effect of assumed conversions (if applicable) by the weighted average number of outstanding shares after giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and convertible preferred stock, if any.

A reconciliation of the numerator and denominator used in the calculation of basic net (loss) income per common share follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Numerator:
Net (loss) income, as reported	$(13,946)	$16,521	$33,938	$40,433	$11,778
Accretion on preferred stock	—	(469)	(744)	(498)	(13,625)

Net (loss) income attributable to common stockholders	$(13,946)	$16,052	$33,194	$39,935	$(1,847)

Denominator:
Weighted average common shares outstanding	1,156,634	1,193,501	1,228,965	1,240,085	22,938

Net (loss) income per common share, basic	$(12.06)	$13.45	$27.01	$32.20	$(80.52)

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

The historical diluted net (loss) income per share excludes the effect of the contingently convertible preferred stock which is convertible upon certain qualified events (Note 12).

A reconciliation of the numerator and denominator used in the calculation of diluted net (loss) income per common share follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Numerator:
Net (loss) income attributable to common stockholders	$(13,946)	$16,052	$33,194	$39,935	$(1,847)

Net (loss) income attributable to common stockholders plus effect of assumed conversions	$(13,946)	$16,052	$33,194	$39,935	$(1,847)

Denominator:
Weighted average common shares outstanding	1,156,634	1,193,501	1,228,965	1,240,085	22,938
Plus: incremental shares from assumed conversions, if applicable	—	93,462	61,155	59,991	—

Adjusted weighted average common shares outstanding	1,156,634	1,286,963	1,290,120	1,300,076	22,938

Net (loss) income per common share, diluted	$(12.06)	$12.47	$25.73	$30.72	$(80.52)

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Unaudited Pro Forma Net (Loss) Income per Common Share

Pro forma basic and diluted net (loss) income per common share gives effect to the conversion of the Company’s recapitalized convertible preferred stock into common stock concurrent with the completion of the Company’s initial public offering, as if the conversion occurred on the date of issuance. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net (loss) income per common share follows (in thousands, except per share data):

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Pro forma net income (loss) per common share, basic:
Numerator:
Net (loss) income, as reported	$(13,946)	$16,521		$40,433
Accretion on preferred stock	—	(469)		(498)

Net (loss) income attributable to common stockholders	$(13,946)	$16,052		$39,935

Denominator:
Weighted average common shares outstanding used in pro forma net income (loss) per common share, basic	1,156,634	1,193,501		1,240,085

Pro forma net (loss) income per common share, basic	$(12.06)	$13.45		$32.20

Pro forma per common share, diluted:
Numerator:
Net (loss) income attributable to common stockholders	$(13,946)	$16,052		$39,935
Net (loss) income attributable to common stockholders plus effect of assumed conversions	$(13,946)	$16,052		$39,935

Denominator:
Weighted average common shares outstanding used in pro forma net income (loss) per common share, basic	1,156,634	1,193,501		1,240,085
Plus: incremental shares from assumed conversions, if applicable	—	93,462		59,991
Adjusted weighted average common shares outstanding used in pro forma net income (loss) per common share, diluted	1,156,634	1,286,963		1,300,076

Pro forma net (loss) income per common share, diluted	$(12.06)	$12.47		$30.72

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109 (“FIN No. 48”). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the impact on the Company of adopting FIN No. 48.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value of each class of financial instruments for which it is practicable to estimate this value.

Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short maturity of these instruments.

Interest Rate Caps

The carrying amounts approximate the fair value for the Company’s interest rate caps based on an estimate obtained from a broker.

Long-Term Debt

The carrying value of the Company’s long-term debt (excluding the 2014 Notes) and its revolving credit facility is considered to approximate the fair value of such debt for all periods presented based upon the interest rates that the Company believes it can currently obtain for similar debt. The Company’s carrying value at December 31, 2005 of its 2014 Notes approximated the fair value, as the 2014 Notes were issued on December 27, 2005. The fair value of the Company’s 2014 Notes at September 30, 2006 approximated $214,000 (unaudited).

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

4.	Intangible Assets

Identified intangible assets are amortized over their useful lives, averaging eight years except for trade names, which have an indefinite life. Amortization expense was approximately $119 in 2004, $773 in 2005 and $3,102 for the nine months ended September 30, 2006 (unaudited). Amortization of the Company’s intangible assets at December 31, 2005 is expected to be approximately $3,773 in 2006, $3,032 in 2007, $3,031 in 2008 $2,948 in 2009 and $2,271 in 2010. Identified intangible asset balances by major class, are as follows:

		Accumulated
	Cost	Amortization	Net Balance

Lease acquisition costs	$538	$(189)	$349
Covenants not-to-compete	3,500	(83)	3,417

Balance at December 31, 2004	$4,038	$(272)	$3,766

Lease acquisition costs	$594	$—	$594
Covenants not-to-compete	2,717	—	2,717
Patient lists	800	—	800
Managed care contracts	7,700	—	7,700
Trade names	17,000	—	17,000
Leasehold interest	7,012	—	7,012

Balance at December 31, 2005(1)	$35,823	$—	$35,823

Lease acquisition costs	$325	$(39)	$286
Covenants not-to-compete	2,987	(539)	2,448
Patient lists	800	(800)	—
Managed care contracts	7,700	(1,155)	6,545
Trade names	17,000	—	17,000
Leasehold interests	9,205	(569)	8,636

Balance at September 30, 2006 (Unaudited)	$38,017	$(3,102)	$34,915

(1)	In accordance with SFAS No. 141, intangible assets were recorded at fair value at December 31, 2005 due to the Onex Transaction.

5.	Assets Held For Sale

In the fourth quarter of 2004, Skilled decided to sell certain assets comprising the operations of its two California-based institutional pharmacies (the “California Pharmacies”). On February 28, 2005, Skilled entered into a definitive agreement to sell these assets and operations to Kindred Pharmacy Services, Inc. (“KPS”) for gross consideration of $31,500 in cash. The sale of the California Pharmacies was completed March 31, 2005 and there are no assets held for sale at December 31, 2005 and September 30, 2006 (unaudited).

The assets included in the sale generally included all elements of working capital of the California Pharmacies other than cash, intercompany receivables, deferred tax assets, the Skilled’s investment in its Texas joint venture for pharmaceutical services and certain promissory notes. The final purchase price was adjusted on a dollar-for-dollar basis for the working capital that was assumed by KPS greater than $6,258.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Such determination was made sixty days after the close of the transaction, resulting in additional cash consideration of $5,055.

A summary of the assets and liabilities held for sale at December 31, 2004 follows:

Accounts receivable, net	$9,094
Other current assets	2,579
Property and equipment, net	467
Other assets	64

Assets held for sale	$12,204

Accounts payable and accrued liabilities	$3,457
Employee compensation and benefits	914

Liabilities held for sale	$4,371

The California Pharmacies’ operations classified as held for sale are reflected as discontinued operations for all periods presented in the accompanying consolidated statements of operations. A summary of discontinued operations is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Revenues	$50,382	$50,068	$13,109	$13,109	$—
Expenses	(47,386)	(45,395)	(12,074)	(11,955)	—
Gain on sale of assets	201	—	22,912	22,853	—

Pre-tax income	3,197	4,673	23,947	24,007	—
Provision for income taxes	(1,231)	(1,884)	(9,207)	(9,219)	—

Discontinued operations, net of taxes	$1,966	$2,789	$14,740	$14,788	$—

6.	Acquisitions

Effective December 31, 2004, Skilled purchased substantially all of the assets and operations of 15 interrelated long-term care facilities located in Kansas generally known as Vintage Park. The facilities include eight assisted living facilities, seven skilled nursing facilities and a parcel of undeveloped land. The purchase price was $42,000 (net of fees and other expenses of the transaction totaling $1,027) and generally excluded any elements of working capital other than inventory and accrued paid time off. The consideration for the purchase consisted of a $20,000 Tack-On drawn by Skilled under its First Lien Credit Agreement (Note 8) and a $15,000 draw by Skilled under its First Lien Credit Agreement (Note 8) with the remainder provided by cash. Skilled assumed all operations of Vintage Park effective January 1, 2005. For the Tack-On, Skilled incurred deferred financing fees of $500, of which $400 was paid to originate the loan.

The purchase was accounted for in accordance with SFAS No. 141 using the purchase method of accounting, which resulted in goodwill of $3,223, representing the purchase price in excess of the appraised

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

values of the tangible and identifiable intangible assets acquired. The allocation of the purchase price to the acquired assets follows:

Purchase price		$43,027
Land and land improvements	3,630
Buildings and leasehold improvements	32,170
Furniture and equipment	2,770
Covenant not-to-compete	1,000
Supply inventories	234

Net assets acquired		39,804

Goodwill		$3,223

On a pro forma basis, assuming that the transaction had occurred January 1, 2004, the Company’s consolidated results of operations would have been as follows:

Year Ended
December 31, 2004

Revenue	$399,046

Income before discontinued operations, net of tax and cumulative effect of a change in accounting principle, net of tax	$14,366

Net income attributable to common stockholders	$16,686

Net income per common share, basic	$13.98

On March 1, 2006 (unaudited), the Company purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31,000 in cash, and on June 16, 2006 (unaudited) the Company purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2,700 in cash. These facilities added approximately 536 beds to the Company’s operations.

7.	Business Segments

The Company has two reportable operating segments — long-term care services, which includes the operation of skilled nursing and assisted living facilities and is the most significant portion of the Company’s business, and ancillary services — which include the Company’s rehabilitation therapy and hospice businesses. The “other” category includes general and administrative items and eliminations. The Company’s reporting segments are business units that offer different services and products, and which are managed separately due to the nature of the services provided or the products sold.

At September 30, 2006 (unaudited), long-term care services were provided by 60 SNFs that offer sub-acute, rehabilitative and specialty skilled nursing care, as well as 12 ALFs that provide room and board and social services. Ancillary services include rehabilitative therapy services such as physical, occupational and speech therapy provided in the Company’s facilities and in unaffiliated facilities by its subsidiary Hallmark Rehabilitative Services, Inc. Also included in the ancillary services segment is the Company’s hospice business that began providing care to patients in October 2004.

The Company evaluates performance and allocates resources to each segment based on an operating model that is designed to maximize the quality of care provided and profitability. Accordingly, EBITDA is used as the primary measure of each segment’s operating results because it does not include such costs as

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

interest expense, income taxes, and depreciation and amortization which may vary from segment to segment depending upon various factors, including the method used to finance the original purchase of a segment or the tax law of the state(s) in which a segment operates. By excluding these items, the Company is better able to evaluate operating performance of the segment by focusing on more controllable measures. General and administrative overhead is not allocated to any segment for purposes of determining segment profit or loss, and is included in the “other” category in the selected segment financial data that follows. The accounting policies of the reporting segments are the same as those described in the Summary of Significant Accounting Policies (Note 2). Intersegment sales and transfers are recorded at cost plus standard mark-up; intersegment EBITDA has been eliminated in consolidation.

The following table sets forth selected financial data by business segment:

	Long-Term	Ancillary
	Care Services	Services	Other	Total

Year ended December 31, 2003
Revenue from external customers	$299,483	$17,677	$(221)	$316,939
Intersegment revenue	—	24,621	2,000	26,621

Total revenue	$299,483	$42,298	$1,779	$343,560

Segment total assets(1)	$210,729	$31,534	$18,144	$260,407
Goodwill and intangibles included in total assets	$17,848	$2,671	$—	$20,519
Segment capital expenditures(1)	$18,072	$290	$757	$19,119
EBITDA(3)	$50,388	$6,021	$(36,592)	$19,817
Year ended December 31, 2004
Revenue from external customers	$344,443	$26,462	$379	$371,284
Intersegment revenue	—	30,304	5,940	36,244

Total revenue	$344,443	$56,766	$6,319	$407,528

Segment total assets(1)	$251,357	$35,761	$21,742	$308,860
Goodwill and intangibles included in total assets	$23,519	$3,345	$—	$26,864
Segment capital expenditures(1)	$7,246	$609	$357	$8,212
EBITDA(3)	$47,943	$7,979	$(4,802)	$51,120
Year ended December 31, 2005
Revenue from external customers	$418,028	$44,519	$300	$462,847
Intersegment revenue	—	43,216	5,176	48,392

Total revenue	$418,028	$87,735	$5,476	$511,239

Segment total assets	$637,921	$135,501	$40,560	$813,982
Goodwill and intangibles included in total assets(2)	$356,249	$75,671	$—	$431,920
Segment capital expenditures(1)	$9,724	$189	$1,270	$11,183
EBITDA(3)	$64,348	$14,801	$(21,588)	$57,561

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

	Long-Term	Ancillary
	Care Services	Services	Other	Total

Nine months ended September 30, 2005 (Unaudited)
Revenue from external customers	$311,395	$30,857	$383	$342,635
Intersegment revenue	—	32,130	4,916	37,046

Total revenue	$311,395	$62,987	$5,299	$379,681

Segment total assets(1)	$273,272	$19,174	$45,078	$337,524
Goodwill and intangibles included in total assets	$32,911	$2,309	$—	$35,220
Segment capital expenditures	$7,423	$97	$1,183	$8,703
EBITDA(3)	$42,814	$11,126	$6,015	$59,955
Nine months ended September 30, 2006 (Unaudited)
Revenue from external customers	$347,478	$45,146	$(871)	$391,753
Intersegment revenue	—	37,571	1,229	38,800

Total revenue	$347,478	$82,717	$358	$430,553

Segment total assets(1)	$703,122	$99,241	$34,942	$837,305
Goodwill and intangibles included in total assets	$367,151	$75,128	$—	$442,279
Segment capital expenditures	$12,383	$449	$552	$13,384
EBITDA(3)	$53,007	$14,127	$(3,007)	$64,127

(1)	“Other” includes discontinued operations.

(2)	Goodwill is allocated based on the relative fair value of the assets on the date of the Onex Transaction.

(3)	EBITDA is defined as net income (loss) before depreciation, amortization and interest expenses (net) and the provision (benefit) for income taxes.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

8.	Debt

Long-term debt consists of the following:

	December 31,		September 30,
	2004	2005	2006
			(Unaudited)

$200,000 Senior Subordinated Notes (“2014 Notes”), interest rate 11.0%, with an original issue discount of $1,332 at December 31, 2005 and $1,201 at September 30, 2006 (unaudited), interest payable semiannually, principal due 2014, unsecured	$—	$198,668	$198,791
Revolving Credit Facility, interest rate based on LIBOR plus 2.75% (7.25% at December 31, 2005 and 8.08% at September 30, 2006 (unaudited)) collateralized by real property, due 2010	15,000	—	—
First Lien Credit Agreement, interest rate based on LIBOR plus 2.75% (7.25% at December 31, 2005 and 8.08% at September 30, 2006 (unaudited)) collateralized by real property, due 2010	159,650	258,700	256,750
Second Lien Credit Agreement, interest rate based on LIBOR plus 7.50%, collateralized by real property, due 2011	100,000	—	—
Notes payable, a fixed interest rates from 6.5%, payable in monthly installments, due November 2014, collateralized by a first priority deed of trust	2,485	2,301	2,154
Present value of capital lease obligations at effective interest rates from 6.25%, collateralized by property and equipment	3,750	3,640	3,544

Total long-term debt and capital leases	280,885	463,309	461,239
Less amounts due within one year	(1,908)	(2,918)	(2,930)

Long-term debt and capital leases, net of current portion	$278,977	$460,391	$458,309

At September 30, 2006 (unaudited), the Company also had outstanding letters of credit totaling $4,154 as permitted under its First Lien Credit Agreement.

Senior Subordinated Notes

In June 2005, Skilled completed a refinancing of its then existing debt, other than its capital leases and a note payable. Concurrently, Skilled entered into an Amended and Restated First Lien Credit Agreement and a Second Lien Credit Agreement (collectively, the “Lien Agreements”). The Lien Agreements are governed under an Intercreditor Agreement providing for liquidation preferences, collateral rights, lien priorities and application of payments, all favoring the First Lien Credit Agreement holders, as well as cross-collateralization and cross-default provisions with respect to other indebtedness.

In December 2005, Skilled assumed 2014 Notes in an aggregate principal amount of $200,000, with an interest rate of 11.0%. The 2014 Notes were issued at a discount of $1,332. Interest is payable semiannually in January and July of each year commencing on July 15, 2006. The 2014 Notes mature on January 15, 2014. The 2014 Notes are unsecured senior subordinated obligations and rank junior to all of the Company’s existing and future senior indebtedness, including indebtedness under the Amended First Lien Credit Agreement. The 2014 Notes are guaranteed on a senior subordinated basis by certain of the

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Company’s current and future subsidiaries (Note 13). Proceeds from the 2014 Notes were used in part to repay the Second Lien Credit facility.

Prior to January 15, 2009, the Company may on one or more occasions redeem up to 35.0% of the principal amount of the 2014 Notes with the proceeds of certain sales of the Company’s equity securities at 111.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65.0% of the aggregate principal amount of the 2014 Notes remains outstanding after the occurrence of each such redemption; and provided further that such redemption occurs within 90 days after the consummation of any such sale of the Company’s equity securities.

In addition, prior to January 15, 2010, the Company may redeem the 2014 Notes in whole, at a redemption price equal to 100% of the principal amount plus a premium, plus any accrued and unpaid interest to the date of redemption. The premium is calculated as the greater of: 1.0% of the principal amount of the note and the excess of the present value of all remaining interest and principal payments, calculated using the treasury rate, over the principal amount of the note on the redemption date.

On and after January 15, 2010, the Company will be entitled to redeem all or a portion of the 2014 Notes upon not less than 30 nor more than 60 days notice, at redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date if redeemed during the 12-month period commencing on January 15, 2010, 2011 and 2012 and thereafter of 105.50%, 102.75% and 100.00%, respectively. The Company may also redeem up to 35% of the outstanding principal amount at 111.00% of the aggregate principal amount redeemed using net proceeds from certain public equity offerings on or prior to January 15, 2009.

First Lien Credit Agreement and Revolving Credit Facility

The Amended and Restated First Lien Credit Agreement, as amended following the Onex Transaction, consists of a $260,000 Term Loan and a $75,000 Revolving Loan, of which $4,154 has been drawn as a letter of credit as of September 30, 2006 (unaudited), prepayable at any time, but otherwise each due in full on June 15, 2012, less principal reductions of 1% per annum required on the Term Loan, payable on a quarterly basis. As of September 30, 2006, the loans bore interest, at the Company’s election, either at the prime rate plus an initial margin of 1.75% or the LIBOR plus an initial margin of 2.75% and have commitment fees on the unused portions of 0.375% to 0.5%. The interest rate margins can be reduced to as low as 1.0% and 2.0% for borrowings under the prime rate and LIBOR, respectively, depending upon the Company’s leverage ratio. Furthermore, the Company has the right to increase its borrowings under the Term Loan and/or the Revolving Loan up to an aggregate amount of $150,000 (the “Tack-On”) provided that the Company is in compliance with the agreements and meets certain leverage ratio tests.

Second Lien Credit Agreement

The Second Lien Credit Agreement consisted of a $110,000 Term Loan, prepayable upon the discharge of the First Lien Credit Agreement obligations, otherwise due in full on January 31, 2011. It bore interest, at the Company’s election, either at the prime rate plus a margin of 6.5% or the LIBOR plus a margin of 7.5%. The Second Lien Credit Agreement was repaid in full in December 2005 upon completion of the Onex Transaction.

Debt Covenants

The Company must maintain compliance with certain financial covenants measured on a quarterly basis, including interest coverage and fixed charge coverage minimum ratios as well as total leverage and

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

First Lien Credit Agreement leverage maximum ratios. The covenants also include annual and lifetime limitations, including the incurrence of additional indebtedness, liens, investments in other businesses and capital expenditures. Furthermore, the Company must permanently reduce the principal amount of debt outstanding by applying the proceeds from any asset sale, insurance or condemnation payments, additional indebtedness or equity securities issuances, and 25% to 50% of excess cash flows from operations based on the leverage ratio then in effect. The Company was in compliance with its debt covenants at September 30, 2006 (unaudited).

Scheduled Maturities of Long-Term Debt

The scheduled maturities of long-term debt and capital lease obligations as of December 31, 2005 are as follows:

		Other
		Long-Term
	Capital Leases	Debt	Total

2006	$355	$2,797	$3,152
2007	359	2,810	3,169
2008	363	2,824	3,187
2009	2,395	2,839	5,234
2010	216	2,855	3,071
Thereafter	865	446,876	447,741

	4,553	461,001	465,554
Less original issue discount at December 31, 2005	—	1,332	1,332
Less amount representing interest	913	—	913

	$3,640	$459,669	$463,309

Interest Rate Hedging Activities

Upon emerging from bankruptcy on August 19, 2003, Skilled entered into a $95,000 mortgage loan agreement. In compliance with the terms of that agreement, Skilled concurrently entered into an interest rate cap agreement (“IRCA”) with respect to an outstanding principal amount of indebtedness equal to $85,000 and providing for a 4.5% ninety day LIBOR cap over the five year life of the mortgage loan. Skilled paid $2,900 for the IRCA. That IRCA was terminated in a subsequent refinancing in which Skilled was paid $1,355 for the remaining fair value of the instrument. The IRCA was terminated in July 2004.

During its refinancing in July 2004, Skilled entered into a First Lien Credit and Revolving Loan Agreement. In order to comply with the terms of that agreement which required Skilled to hedge the variable interest rate for at least 40% of the initial principle amount committed, Skilled entered into an IRCA with respect to an outstanding principle amount of indebtedness equal to $90,000 effective on July 31, 2004 with a cap rate of 5.0% expiring three years later on July 31, 2007. Skilled paid $617 for the IRCA. That IRCA was terminated in a subsequent refinancing in which Skilled was paid $130 for the remaining fair value of the instrument. The IRCA was terminated in June 2005.

During its refinancing in June 2005, in compliance with the terms of the Lien Agreements, which required Skilled to hedge the variable interest rate for at least 40% of the initial principle amount committed, Skilled entered into an IRCA with respect to an outstanding principle amount of indebtedness

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

equal to $148,000 effective on August 26, 2005 with a cap rate of 6.0% expiring three years later on August 26, 2008. Skilled paid $275 for the IRCA.

The objective of the Company’s interest rate hedging activities has been to comply with the terms of its various debt agreements, to limit the impact of interest rate changes on earnings and cash flows and to lower the Company’s overall borrowing costs. The impact of the change in fair value of the various IRCA’s is reflected in the Company’s consolidated statements of operations under other income (expenses).

9.	Other Current Assets and Other Assets

Other current assets consist of the following:

	December 31,		September 30,
	2004	2005	2006
			(Unaudited)

Receivable from escrow	$—	$6,000	$6,000
Income tax receivable	—	2,980	—
Supply inventories	1,802	2,146	2,166
Other notes receivable	1,232	1,349	1,260

	$3,034	$12,475	$9,426

Other assets consist of the following:

	December 31,		September 30,
	2004	2005	2006
			(Unaudited)

Equity investment in Pharmacy joint venture	$3,812	$3,992	$4,061
Restricted cash	1,136	847	4,631
Investments	6,951	7,465	6,165
Deposits and other assets	3,193	2,726	5,834

	$15,092	$15,030	$20,691

Equity Investment in Pharmacy Joint Venture

The Company has an investment in a joint venture which serves its pharmaceutical needs for a limited number of its Texas operations (the “Pharmacy Joint Venture”). The Pharmacy Joint Venture, a limited liability company, was formed in 1995, and is owned 50% by the Company and 50% by American Pharmaceutical Services, Inc. The Pharmacy Joint Venture operates a pharmacy in Austin, Texas and the Company pays market value for prescription drugs and receives a 50% share of the net income related to this joint venture. Based on the Company’s lack of any controlling influence, the Company’s investment in the Pharmacy Joint Venture is accounted for using the equity method of accounting.

Restricted Cash

In August 2003, Skilled formed Fountain View Reinsurance, Ltd., (the “Captive”) a wholly owned off-shore captive insurance company, for the purpose of insuring its workers’ compensation liability in California. In connection with the formation of the Captive, the Company funds its estimated losses and is required to maintain certain levels of cash reserves on hand. As the use of these funds are restricted, they are classified as restricted cash in the Company’s consolidated balance sheets.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Investments

During 2004 and 2005 and the nine months ended September 30, 2006, the Company invested its excess cash reserves held by the Captive in investment grade corporate bonds. As of September 30, 2006 (unaudited), the maturities of the bonds ranged from March 2007 to January 2010. In 2004 and 2005, these securities were classified as held-to-maturity. Effective January 1, 2006, the Company transferred the securities to available-for-sale based on changes to the Company’s Captive, whereby the Captive was no longer funded through current premiums, necessitating the utilization of investments to fund current obligations. As of September 30, 2006 (unaudited), $190 of loss was recognized in other comprehensive income related to these securities.

Deposits

In the normal course of business the Company is required to post security deposits with respect to its leased properties and to many of the vendors with which it conducts business.

10.	Property and Equipment

Property and equipment is comprised of the following:

	December 31,		September 30,
	2004	2005	2006
			(Unaudited)

Land and land improvements	$23,202	$40,523	$42,307
Buildings and leasehold improvements	201,241	133,860	158,305
Furniture and equipment	34,869	14,769	19,064
Construction in progress	3,204	1,999	5,350

	262,516	191,151	225,026
Less amortization and accumulated depreciation	(70,119)	—	(7,337)

	$192,397	$191,151	$217,689

11.	Income Taxes

The (benefit from) provision for income taxes before discontinued operations consists of the following:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Federal:
Current	$—	$3,497	$8,187	$14,566	$9,355
Deferred	(1,119)	—	(18,822)	(20,256)	(2,371)
State:
Current	(414)	924	695	2,172	1,510
Deferred	(112)	—	(3,108)	(2,886)	(234)

	$(1,645)	$4,421	$(13,048)	$(6,404)	$8,260

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

The income tax (benefit) expense applicable to continuing operations, discontinued operations and cumulative effect of a change in accounting principle is as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Income tax expense (benefit) on continuing operations	$(1,645)	$4,421	$(13,048)	$(6,404)	$8,260
Income tax expense (benefit) on discontinued operations	1,231	1,884	9,207	9,238	—
Income tax (benefit) on cumulative effect of a change in accounting principle	—	—	(1,017)	—	—

	$(414)	$6,305	$(4,858)	$2,834	$8,260

A reconciliation of the income tax (benefit) provision on (losses) income before discontinued operations and cumulative effect of a change in accounting principle computed at statutory rates to the Company’s actual effective tax rate is summarized as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(Unaudited)

Federal rate (35%)	$(1,854)	$6,353	$2,722	$6,734	$7,013
State taxes, net of federal tax benefit	(269)	601	1,748	959	749
Change in valuation allowance	542	(6,158)	(25,177)	(17,855)	—
Preferred stock, Series A dividends	—	659	—	—	—
Reorganization costs	—	2,737	3,865	3,755	567
Restricted stock compensation	—	110	3,551	—	—
Other, net	(64)	119	243	3	(69)

	$(1,645)	$4,421	$(13,048)	$(6,404)	$8,260

Deferred income taxes result from temporary differences between the tax basis of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences are primarily attributable to reporting for income tax purposes, purchase accounting adjustments, allowance for doubtful accounts, accrued professional liability and other accrued expenses.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is primarily dependent upon the Company generating sufficient operating income during the periods in which temporary differences become deductible. Due to the significant improvement in the Company’s operating and financial performance, management has concluded that it is more likely than not that the majority of the remaining net deferred tax assets will be realized; therefore, $25,177 of the valuation allowance against deferred tax assets was reversed in 2005. At December 31, 2005 and September 30, 2006 (unaudited), a valuation allowance of $1,336 remains and is attributable to certain local tax credit carryforwards.

In connection with the Onex Transaction in December 2005, the Company recorded net deferred tax liabilities of $11,718 related to purchase accounting adjustments.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31,				September 30,
	2004		2005		2006
	Current	Non-Current	Current	Non-Current	Current	Non-Current
					(Unaudited)

Deferred income tax assets:
Vacation and other accrued expenses	$5,032	$—	$4,099	$—	$4,099	$—
Allowance for doubtful accounts	3,508	—	2,317	—	2,317	—
Professional liability accrual	13,581	—	6,211	9,317	6,425	9,638
Fixed asset impairment	—	15,928	—	13,857	—	13,857
Rent accrual	—	896	—	1,320	—	1,400
Asset retirement obligation	—	—	—	1,066	—	1,066
Other	49	1,949	—	1,290	73	487

Total deferred income tax assets	22,170	18,773	12,627	26,850	12,914	26,448
Deferred income tax liabilities:
Tax over book depreciation	—	(11,160)	—	(11,303)	—	(9,582)
Step-up of assets acquired	—	(2,932)	—	(15,169)	—	(14,302)
Other	—	(338)	(474)	216	(474)	(305)

Total deferred income tax liabilities	—	(14,430)	(474)	(26,256)	(474)	(24,189)

Net deferred income tax assets	22,170	4,343	12,153	594	12,440	2,259
Valuation allowance	(22,170)	(4,343)	—	(1,336)	—	(1,336)

Net deferred income tax assets (liabilities)	$—	$—	$12,153	$(742)	$12,440	$923

12.	Stockholders’ Equity

Successor Stockholders’ Equity

In connection with the Onex Transaction, the Sponsors, the Rollover Investors and certain new investors that invested in Holding, received an aggregate of 22,287 shares of Holding common stock for a purchase price of $100 per share and 22,287 shares of Holding Series A convertible preferred stock for a purchase price of $9,900 per share (the “Series A Purchase Price”).

Dividends accrue on the Holding Series A convertible preferred stock on a daily basis at a rate of 8% per annum on the sum of the Series A Purchase Price and the accumulated and unpaid dividends thereon. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of Holding legally available for the payment of dividends. At December 31, 2005 and September 30, 2006 (unaudited), cumulative dividends under the Series A convertible preferred stock were $246 and $13,871, respectively.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Upon the occurrence of an underwritten public offering of Holding common stock registered under the Securities Act of 1933 or a change of ownership of Holding, each share of Holding Series A convertible preferred stock automatically converts into a number of shares of common stock of Holding that is computed by dividing the Holding Series A Purchase Price (plus all accumulated and unpaid dividends thereon) by the price at which the common stock of Holding is offered to the public in the case of a qualifying public offering, or the price paid per share of Holding common stock in the case of a change of ownership.

Upon any liquidation, dissolution or winding up of Holding, each holder of Holding Series A convertible preferred stock will be entitled to be paid, before any distribution or payment is made upon the common stock or other junior securities of Holding, an amount of cash equal to the aggregate Holding Series A Purchase Price (plus all accumulated and unpaid dividends thereon) for all shares of Holding Series A convertible preferred stock held by such holder.

Holding may at any time and from time to time redeem all or any portion of the Holding Series A convertible preferred stock for a price per share equal to the Holding Series A Purchase Price (plus all accumulated and unpaid dividends thereon).

In December 2005, Holding’s Board of Directors adopted a restricted stock plan with respect to Holding’s common stock (the “Restricted Stock Plan”). The aggregate number of shares of Holding’s common stock available for issuance under the Restricted Stock Plan is equal to 12.5% of the total number of shares of Holding’s common stock outstanding immediately following the Onex Transaction, or approximately 2,786 shares. The Restricted Stock Plan provides for awards of restricted stock to Holding’s and its subsidiaries’ officers and other key employees. Such grants of restricted stock are required to be evidenced by restricted stock agreements and are subject to the vesting and other requirements as determined at the time of grant by a committee appointed by Holding’s Board of Directors. Restricted shares of each initial participant vest (i) 25% on the date of grant and (ii) 25% on each of the first three anniversaries of the date of grant, unless such initial participant ceases to be an employee of or consultant to Holding or any of its subsidiaries on the relevant anniversary date. In addition, all restricted shares will vest in the event that a third party acquires (i) enough of Holding’s capital stock to elect a majority of its Board of Directors or (ii) all or substantially all of the assets of Holding and its subsidiaries. As of September 30, 2006 (unaudited), Holding had granted 2,627 shares of restricted stock under the Restricted Stock Plan.

Predecessor Stockholders’ Equity

As of March 4, 2004 Skilled’s Second Amended and Restated Certificate of Incorporation (the “Amendment”) provided that Skilled’s then outstanding Series A Preferred Stock was subject to redemption by Skilled upon the occurrence of either (i) an underwritten initial public offering of Skilled’s common stock for cash pursuant to a registration statement filed under the Securities Act of 1933, as amended or (ii) the sale of Skilled or its businesses as a whole in which the beneficial holders of a majority of the voting and economic interests of Skilled prior to such sale are not the beneficial holders of such majority voting and economic interests or businesses thereafter. Skilled’s Series A Preferred Stock was subject to mandatory redemption by Skilled upon the earlier of (i) an underwritten initial public offering of Skilled’s common stock for cash pursuant to a registration statement filed under the Securities Act of 1933, as amended or (ii) May 1, 2010. The Series A Preferred Stock was also redeemable by Skilled, out of funds legally available at the option of Skilled at any time by payment of the per share Base Amount plus all unpaid dividends accrued on such shares. However, no dividends, distributions, redemption payments or other amounts could be made on or in respect of the Series A Preferred Stock unless all principal of,

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

interest and premium on and other amounts due in respect of the Lien Agreements (Note 8) had first been paid in full.

The then outstanding Series A Preferred Stock entitled the holder to a dividend at an annual rate of 7% (prior to the Amendment it was 12%) of the Base Amount of each share of Series A Preferred Stock from the date of issuance of such share, provided that all outstanding shares of Series A Preferred Stock were deemed to have been issued as of March 27, 1998 for purposes of determining the amount of dividends that have accrued. The Base Amount was initially equal to $1,000 per share of Series A Preferred Stock, provided that any dividends that had accrued but were not paid on March 31 of each year were automatically added to the Base Amount.

The Company adopted SFAS No. 150, Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equities (“SFAS No. 150”), on July 1, 2003, and recognized interest expense of $12,261 related to the then outstanding mandatorily redeemable Series A Preferred Stock which was also reclassified as a liability. In accordance with the underlying provisions of SFAS No. 150, the charge was recorded in the consolidated financial statements as a cumulative effect of a change in accounting principle.

In July 2004, concurrent with a refinancing of Skilled’s outstanding debt, Skilled redeemed the cumulative $15,000 of undeclared and unpaid dividends in exchange for, among other items, removing the mandatory redemption date of May 1, 2010. The holders of the Series A Preferred Stock had no rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any other interest in, Skilled. In accordance with SFAS No. 150, the Series A Preferred Stock was therefore reclassified to equity in 2004. At December 31, 2004, the Base Amount of the Series A Preferred Stock was $15,000 and there was approximately $469 of cumulative and unpaid dividends on the Series A Preferred Stock. In June 2005, in connection with a refinancing of Skilled’s existing debt, Skilled fully redeemed the Series A preferred stock, including accumulated and unpaid dividends for $15,967.

In July 2003, pursuant to Skilled’s Plan (Note 1), each share of series A common stock was cancelled and replaced with 1.1142 shares of new common stock, each share of series B common stock was cancelled for no consideration and each share of series C common stock was replaced with one share of new common stock.

Effective March 8, 2004, Skilled entered into restricted stock agreements with four executive officers concurrent with the execution of amended employment agreements for each executive. Pursuant to these agreements Skilled granted 70,661 shares (of which 4,930 shares were cancelled in 2004) of its restricted and non-voting Class B common stock for a purchase price of $0.05 per share, the then fair market value of the shares, to these executives.

These shares of Skilled Class B common stock were restricted by certain vesting requirements, rights of Skilled to repurchase the shares, and restrictions on the sale or transfer of such shares. The shares were subject to vesting as follows:

•	Subject to the executive’s continuing service with Skilled, the shares would vest in full upon the occurrence of a Trigger Event, defined as any asset sale, initial public offering or stock sale of Skilled (each, a “liquidity event”), providing a terminal equity value of Skilled in excess of $100,000. The consummation of the Onex Transaction constituted a valid Trigger Event; and

•	If a Trigger Event had not occurred by the end of the original term of the executive’s employment agreement and such executive was still employed by Skilled, 50% of his shares would vest if the

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

executive had complied with the confidentiality and non-solicitation obligations in their employment agreement and Skilled had achieved EBITDA in any one fiscal year of over $60,000.

The intrinsic value method, in accordance with the APB No. 25, was used to account for the non-cash stock-based compensation associated with the restricted stock. Under this method, Skilled did not recognize compensation cost upon the issuance of the restricted stock because the per share purchase price paid by each executive for the restricted shares was equal to the then per share fair market value. Skilled was required to recognize deferred non-cash stock-based compensation in the period that the number of shares subject to vesting became probable and determinable, calculated as the difference between the fair value of such shares as estimated by Skilled management at the end of the applicable period and the price paid for such shares by the executive. The deferred non-cash stock-based compensation was amortized over the probable vesting period, beginning with the date of issuance of the restricted stock.

In 2004, it was determined probable that 50% of the restricted shares of Skilled Class B common stock would vest at the end of the original term of each executive’s employment agreement. For 2004, deferred non-cash stock-based compensation totaling $1,161 was recorded, representing the difference between the estimated aggregate market value of the shares of restricted Class B common stock as determined by Skilled management on December 31, 2004 and the aggregate price paid for such restricted shares by the executives. Related amortization of deferred non-cash stock-based compensation expense equal to $313 in 2004 and $848 in 2005 was recorded.

Upon completion of the Onex Transaction, the remainder of the restricted shares of Skilled Class B common stock fully vested and $8,940 of non-cash stock-based compensation expense was recognized, determined as the difference between the per share price paid in the Onex Transaction and $0.05 per share (the per share price paid by the executives), multiplied by the number of restricted shares that were not previously determined to be probable to vest.

Performance criteria, which were met as of December 31, 2005, the number of related shares of Class B common stock vested and earned, and stock-based compensation recognized during 2004 and 2005 are as follows:

	Number
	of Shares	Stock-Based Compensation
	Earned and	Recognized	Recognized
	Vested	in 2004	in 2005

Exceeding the minimum EBITDA trigger	32,865	$313	$848
Completion of the Onex Transaction, deemed as a Trigger Event	32,866	—	8,940

	65,731	$313	$9,788

Dividend Payment

In June 2005, Skilled entered into a new $420,000 senior credit facility, consisting of (i) a $50,000 first lien revolving credit facility, (ii) a $260,000 first lien term loan and (iii) a $110,000 second lien term loan (see Note 8). The proceeds of this financing were used to refinance Skilled’s existing indebtedness, fully redeem Skilled’s then outstanding Series A Preferred Stock and pay a special dividend in the amount of $108,604 to Skilled’s then existing stockholders.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Warrants

In 1998, Skilled issued 71,119 warrants to purchase Skilled’s series C common stock at an exercise price of $.01 per share. The warrants were exercisable beginning April 16, 1998, and expired in April 2008. Prior to 2003, warrants to purchase 20,742 shares of Skilled’s series C common stock were exercised.

Pursuant to Skilled’s Plan, Skilled’s outstanding warrants to purchase 50,377 series C common stock were cancelled and replaced with warrants to purchase an equivalent number of shares of series A common stock. Other than the security for which the warrant may be exercised, the terms of the new warrants were substantially similar to the terms of the cancelled warrants. During 2004, no warrants were exercised.

As of December 31, 2005, there were no longer any warrants outstanding as all had been either exercised or cancelled as part of the Onex Transaction.

Stock Options

In March 2004, Skilled’s Board of Directors adopted Skilled’s 2004 equity incentive plan (the “2004 Plan”). Skilled’s stockholders approved the 2004 Plan on March 4, 2004. The 2004 Plan provided for grants of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, to Skilled’s employees, as well as non-qualified stock options and restricted stock to Skilled’s employees, directors and consultants. The aggregate number of shares of Skilled’s common stock issuable under the 2004 Plan was 20,000. In accordance with the provisions of 2004 Plan, all vested and unvested shares under stock option agreements vested were settled in cash upon the close of the Onex Transaction. The 2004 Plan was terminated as part of the Onex Transaction.

The following table summarizes activity in the stock option plan during the three year period ended December 31, 2005:

	Number of		Weighted Average
	Shares	Price per Share	Exercise Price

Outstanding at December 31, 2003	—	$—	$—
Granted	6,475	$18.30	$18.30

Outstanding at December 31, 2004	6,475	$18.30	$18.30
Granted	—	—	—
Exercised	(4,475)	$18.30	$18.30
Canceled	(2,000)	$18.30	$18.30

Outstanding at December 31, 2005	—	$—	$—

Options exercisable at end of period		$—	$—
Options available for grant at end of period	—

13.	Commitments and Contingencies

Leases

The Company leases certain of its facilities under noncancelable operating leases. The leases generally provide for payment of property taxes, insurance and repairs, and have rent escalation clauses, principally based upon the Consumer Price Index or other fixed annual adjustments.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

The future minimum rental payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2005, are as follows:

2006	$9,359
2007	9,167
2008	8,898
2009	9,104
2010	7,942
Thereafter	34,102

$78,572

Litigation

As is typical in the health care industry, the Company has experienced an increasing trend in the number and severity of litigation claims asserted against it. While the Company believes that it provides quality care to its patients and is in substantial compliance with regulatory requirements, a legal judgment or adverse governmental investigation could have a material negative effect on the Company’s financial position, results of operations or cash flows.

The Company is involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, results of operations or cash flows.

Under U.S. generally accepted accounting principles, the Company establishes an accrual for an estimated loss contingency when it is both probable that an asset has been impaired or that a liability has been incurred and the amount of the loss can be reasonably estimated. Given the uncertain nature of litigation generally, and the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation or claim, the Company is currently unable to predict the ultimate outcome of any litigation, investigation or claim, determine whether a liability has been incurred or make a reasonable estimate of the liability that could result from an unfavorable outcome. While the Company believes that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim will not have a material adverse effect on its consolidated financial position, results of operations or cash flows, in view of the uncertainties discussed above, it could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation or claim to which it is a party or the impact on the Company of an adverse ruling in such matters. As additional information becomes available, the Company will assess its potential liability and revise its estimates.

Insurance

The Company maintains insurance for general and professional liability, workers’ compensation and employers’ liability, employee benefits liability, property, casualty, directors and officers, inland marine, crime, boiler and machinery, automobile, employment practices liability, earthquake and flood. The Company believes that the insurance programs are adequate and where there has been a direct transfer of risk to the insurance carrier, the Company does not recognize a liability in the consolidated financial statements.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Workers’ Compensation

The Company has maintained workers’ compensation insurance as statutorily required. Most of its commercial workers’ compensation insurance purchased is loss sensitive in nature. As a result, the Company is responsible for adverse loss development. Additionally, the Company self-insures the first unaggregated $1,000 per workers’ compensation claim in both California and Nevada.

The Company has elected to not carry workers’ compensation insurance in Texas and it may be liable for negligence claims that are asserted against it by its employees.

The Company has purchased guaranteed cost policies for Kansas and Missouri. There are no deductibles associated with these programs. The Company recognizes a liability in the consolidated financial statements for its estimated self-insured workers’ compensation risks.

General and Professional Liability

The Company’s skilled nursing services subject the Company to certain liability risks. Malpractice claims may be asserted against the Company if services are alleged to have resulted in patient injury or other adverse effects, the risk of which is greater for higher-acuity patients, such as those receiving specialty and sub-acute services, than for traditional long-term care patients. The Company has from time to time been subject to malpractice claims and other litigation in the ordinary course of business.

From April 10, 2001 to August 31, 2006, the Company maintained a retrospectively rated claims-made policy with a self-insured retention of $3,000 for its California and Nevada facilities and $1,000 for its Texas facilities. This policy had an occurrence and aggregate limit of $5,000 for professional liability and general liability losses.

Effective September 1, 2006 the Company obtained professional and general liability insurance with an occurrence limit of $2,000 per loss and $6,000 annual aggregate limit for its California, Texas and Nevada facilities. Under this program the Company retains an unaggregated $1,000 self-insured professional and general liability retention per claim.

The Kansas facilities are insured on an occurrence basis with an occurrence and aggregate coverage limit of $1,000 and $3,000, respectively, and there are no self-insurance retentions under these contracts. The Missouri facilities are underwritten on a claims made basis with no self-insured retention and have a per loss and aggregate coverage limit of $1,000 and $3,000, respectively.

In September 2004 the Company purchased a multi-year aggregate excess professional and general liability insurance policy providing an additional $10,000 of coverage for losses arising from claims in excess of $5,000 in California, Texas, Nevada, Kansas or Missouri. As of September 1, 2006 this excess coverage was modified to increase the coverage to $12,000 for losses arising from claims in excess of $3,000 which are reported since the September 1, 2006 change.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

A summary of the liabilities related to insurance risks are as follows:

	December 31,
	2005			2004
	General and			General and
	Professional	Workers’		Professional	Workers’
	Liability	Compensation	Total	Liability	Compensation	Total

Reserve for insurance risks:
Current(1)	$14,837	$2,628	$17,465	$6,834	$2,693	$9,527
Non-current	21,689	6,725	28,414	26,862	4,316	31,178

	$36,526	$9,353	$45,879	$33,696	$7,009	$40,705

	September 30, 2006
	General and
	Professional	Workers’
	Liability	Compensation	Total
	(Unaudited)

Reserve for insurance risks:
Current(1)	$15,743	$3,356	$19,099
Non-current	23,091	6,725	29,816

	$38,834	$10,081	$48,915

(1)	Included in accounts payable and accrued liabilities.

Hallmark Indemnification

Hallmark Investment Group, Inc. (Hallmark), the Company’s wholly-owned rehabilitation services subsidiary, provides physical, occupational and speech therapy services to various unaffiliated skilled nursing facilities. These skilled nursing facilities are reimbursed for these services from the Medicare Program and other third party payors. Hallmark has indemnified these skilled nursing facilities from certain disallowances of these services.

Financial Guarantees

Substantially all of the subsidiaries of Skilled guarantee the 2014 Notes, the Amended and Restated First Lien Credit Agreement and the Revolving Loan. The guarantees provided by the subsidiaries are full and unconditional, and joint and several. Other subsidiaries of Skilled that are not guarantors are considered minor. Skilled has no independent assets or operations.

14.	Material Transactions with Related Entities

Leased Facilities

Skilled’s former Chief Executive Officer and director, and his wife, a former Executive Vice President of Skilled, own the real estate for four of the Company’s leased facilities. Such real estate has not been included in the consolidated financial statements for any of the years presented herein. Lease payments to these related parties under operating leases for these facilities were $1,900 in 2003, $2,100 in 2004, and $2,200 in 2005. Upon the completion of the Onex Transaction, these individuals no longer have any related party interests in the Company.

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

Notes Receivable

Skilled had a limited recourse promissory note receivable from a member of its Board of Directors in the amount of approximately $2,540 with an interest rate of 5.7%. The note was due on the earlier of April 15, 2007 or the sale by the Director of 20,000 shares of Skilled’s common stock pledged as security for the note. Skilled had recourse for payment up to $1,000 of the principal amount of the note. Prior to the Onex Transaction, Skilled’s Board of Directors approved the forgiveness of the limited recourse note receivable in consideration for prior service provided by the Director.

15.	Defined Contribution Plan

As of December 31, 2005, the Company sponsored a defined contribution plan covering substantially all employees who meet certain eligibility requirements. In the year ended December 31, 2005 and the nine months ended September 30, 2006, the Company did not contribute to this plan.

16.	Quarterly Financial Information (Unaudited)

The following table summarizes unaudited quarterly financial data for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004:

	Quarter Ended
	March 31	June 30	September 30
	(Unaudited)

2006:
Revenue	$125,186	$131,171	$135,396
Total expense	108,002	113,603	117,683

Other income (expenses), net	(10,481)	(10,782)	(11,164)

Income before provision for income taxes	6,703	6,786	6,549
Provision for income taxes	2,601	3,071	$2,588

Net income	$4,102	$3,715	$3,961

Net loss per share data:
Net loss per common share, basic	$(13.05)	$(35.95)	$(31.49)
Net loss per common share, diluted	$(13.05)	$(35.95)	$(31.49)
Weighted average common shares outstanding, basic	22,916	22,947	22,950
Weighted average common shares outstanding, diluted	22,916	22,947	22,950

	Quarter Ended
	March	June	September	December
	31	30	30	31
	(Unaudited)

2005:
Revenue	$108,936	$111,493	$122,206	$120,212
Total expenses	95,126	96,190	103,230	116,272

Other income (expenses), net	(4,928)	(16,550)	(7,370)	(15,403)

Income (loss) before (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle	8,882	(1,247)	11,606	(11,463)

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

	Quarter Ended
	March	June	September	December
	31	30	30	31
	(Unaudited)

(Benefit from) provision for income taxes	(7,375)	(2,904)	3,875	(6,644)
Discontinued operations, net of tax	12,569	2,269	(50)	(48)
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(1,628)

Net income (loss)	$28,826	$3,926	$7,681	$(6,495)

Net income (loss) per share data:
Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, basic	$13.05	$1.15	$6.12	$(4.23)
Discontinued operations per common share, basic	10.25	1.84	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, basic	—	—	—	(1.36)

Net income (loss) per common share, basic	$23.30	$2.99	$6.08	(5.63)

Income (loss) before discontinued operations and cumulative effect of a change in accounting principle per common share, diluted	$12.22	$1.08	$5.92	$(4.23)
Discontinued operations per common share, diluted	9.60	1.73	(0.04)	(0.04)
Cumulative effect of a change in accounting principle per common share, diluted	—	—	—	(1.36)

Net income (loss) per common share, diluted	$21.82	$2.81	$5.88	$(5.63)

Weighted average common shares outstanding, basic	1,226,144	1,229,867	1,263,830	1,195,966

Weighted average common shares outstanding, diluted	1,309,354	1,308,666	1,306,745	1,195,966

2004:
Revenue	$90,678	$90,480	$93,137	$96,989
Total expenses	78,926	78,312	81,526	84,259

Other income (expenses), net	(8,289)	(6,755)	(10,491)	(4,573)

Income before provision for income taxes and discontinued operations	3,463	5,413	1,120	8,157
Provision for income taxes	1,004	2,270	522	625
Discontinued operations, net of tax	898	908	651	332

Net income	$3,357	$4,051	$1,249	$7,864

Skilled Healthcare Group, Inc.

Notes to Consolidated Financial Statements — (Continued)
December 31, 2005 and September 30, 2006 (unaudited)
(Dollars In thousands, Except Per Share Data)

	Quarter Ended
	March	June	September	December
	31	30	30	31
	(Unaudited)

Net income per share data:
Income before discontinued operations, basic	$2.06	$2.63	$0.30	6.11
Discontinued operations per common share, basic	0.75	0.76	0.55	0.28

Net income per common share, basic	$2.81	$3.39	$0.85	6.39

Income before discontinued operations, diluted	$1.97	$2.41	$0.28	$5.62
Discontinued operations per common share, diluted	0.72	0.70	0.50	0.26

Net income per common share, diluted	$2.69	$3.11	$0.78	$5.88

Weighted average common shares outstanding, basic	1,193,587	1,193,587	1,193,553	1,193,278

Weighted average common shares outstanding, diluted	1,247,710	1,302,285	1,300,540	1,297,055

Earnings per basic and diluted share are computed independently for each of the quarters presented based upon basic and diluted shares outstanding per quarter and therefore may not sum to the totals for the year.

17.  Subsequent Events

Effective December 15, 2006, the Company purchased a skilled nursing facility in Missouri for $8.5 million in cash. This facility added 130 beds to the Company’s operations.

Effective January 31, 2007, the Company entered into a first amendment to the Amended and Restated First Lien Credit Agreement, with the following revisions:

•	for term loans, a reduction of the applicable margins over the Company’s interest rates of 0.5%;

•	the ability for further reductions of the applicable margins based upon favorable ratings from certain debt rating agencies upon consummation of the Company’s sale of its common stock in this offering and the issuance of new ratings from those agencies;

•	allowance for the net proceeds resulting from the consummation of an initial public offering of the Company’s common stock to be applied to prepay the term loans, including the revolving credit facility, to be the lesser of (i) 50% of such net proceeds or (ii) the excess of such net proceeds over the amount to prepay $70.0 million of the 2014 Notes;

•	approval of the merger of Skilled Healthcare Group, Inc. with and into SHG Holding Solutions, Inc. with SHG Holding Solutions being the surviving company and changing its name to Skilled Healthcare Group, Inc.; and

•	revision of certain covenants and reporting requirements.

Effective February 1, 2007, the Company purchased the land, building and related improvements of one of its leased skilled nursing facilities in California for $4.3 million in cash. Changing this leased facility into an owned facility resulted in no net change in the number of beds.

Effective February 7, 2007, Skilled Healthcare Group, Inc. was merged with and into SHG Holding Solutions, Inc. SHG Holding Solutions, Inc. was the surviving entity and changed its name to Skilled Healthcare Group, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sunset Healthcare

We have audited the accompanying combined balance sheet of the corporations listed in Note 1, collectively known as Sunset Healthcare (the Company) as of December 31, 2005, and the related combined statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2005, of the corporations listed in Note 1, collectively known as Sunset Healthcare, and the combined results of its operations and its cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Orange County, California
January 10, 2007

SUNSET HEALTHCARE

COMBINED BALANCE SHEET
DECEMBER 31, 2005
(In thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$2,070
Accounts receivable, less allowance for doubtful accounts of $40	2,155
Other current assets	140

Total current assets	4,365
Property and equipment, net	10,347
Other assets	363

Total assets	$15,075

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$1,257
Employee compensation and benefits	560
Professional liability risk	835
Due to stockholder	318
Revolving credit facility	150
Current portion of long-term debt	7,284

Total current liabilities	10,404
Long-term liabilities:
Long-term debt, less current portion	5,933

Total liabilities	16,337
Stockholders’ deficit:
Common stock — Liberty Terrace Nursing 30,000 shares authorized, $1.00 par value, 600 shares issued and outstanding	1
Common stock — Carmel Hills Living Center 30,000 shares authorized, $1.00 par value, 400 shares issued and outstanding	—
Common stock — Holmesdale Care Center 100,000 shares authorized, $0.01 par value, 20,000 shares issued and outstanding	—
Accumulated deficit	(1,263)

Total stockholders’ deficit	(1,262)

Total liabilities and stockholders’ deficit	$15,075

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005
(In thousands)

Revenue	$23,134
Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	17,549
General and administrative	1,648
Depreciation and amortization	831

20,028
Other expenses:
Interest expense	(589)

Net income	$2,517

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF STOCKHOLDERS’ DEFICIT
(In thousands except for share data)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balances at December 31, 2004	21,000	$1	$211	$(2,919)	$(2,707)
Net income	—	—	—	2,517	2,517
Stockholder contribution	—	—	342	—	342
Distributions to stockholders	—	—	(553)	(861)	(1,414)

Balances at December 31, 2005	21,000	$1	$—	$(1,263)	$(1,262)

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

COMBINED STATEMENT OF CASH FLOWS
DECEMBER 31, 2005
(In thousands)

Operating Activities
Net income	$2,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	831
Change in fair value of interest rate hedge	(335)
Changes in operating assets and liabilities:
Accounts receivable	(254)
Other current assets	(29)
Accounts payable and accrued liabilities	576
Employee compensation and benefits	95
Professional liability risk	150

Net cash provided by operating activities	3,551

Investing Activities
Additions to property and equipment	(130)
Changes in other assets	(210)

Net cash used in investing activities	(340)

Financing Activities
Repayments on line of credit facilities	(442)
Repayments on long-term debt	(559)
Repayments of Stockholder note	(30)
Contribution to paid in capital	342
Distributions paid to stockholders	(1,414)

Net cash used in financing activities	(2,103)

Increase in cash and cash equivalents	1,108
Cash and cash equivalents at beginning of year	962

Cash and cash equivalents at end of year	$2,070

The accompanying notes are an integral part of these combined financial statements.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2005
(Amounts in Thousands)

1.	Description of Business

Liberty Terrace Care Center, Inc., Liberty Terrace Nursing, LLC, Carmel Hills Living Center, Inc., Carmel Hills Property, LLC, Holmesdale Care Center, Inc. and Holmesdale Development, LLC, are collectively known as Sunset Healthcare. Sunset Healthcare (the “Company”) operates 3 nursing facilities within the state of Missouri: Liberty Terrace Care Center, a 143 bed Medicaid and Medicare certified skilled nursing facility in Liberty; Carmel Hills Living Center, a 146 bed Medicaid and Medicare certified skilled nursing facility and a 54 bed residential care facility in Independence; and Holmesdale Care Center, a 100 bed Medicaid and Medicare certified skilled nursing facility in Kansas City. The Company also operates three separate real estate entities that own and maintain each facility building. In addition, the Company operates an insurance trust, LCH Insurance Trust (the “Trust”) for the purpose of payment of potential professional liability claims. The Company was acquired by Skilled Healthcare Group, Inc. in March 2006 (see Note 11).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include three nursing facilities, three real estate entities and one insurance trust which are combined based upon the fact that they are under common control. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue and Accounts Receivables

Revenue and accounts receivables are recorded on an accrual basis as services are performed at their estimated net realizable value. The Company derives a significant amount of its revenue from funds under federal Medicare and state Medicaid assistance programs, the continuation of which are dependent upon governmental policies, audit risk and potential recoupment.

The Company’s revenue is derived from services provided to patients in the following payor classes:

	Revenue	Percentage
	Dollars	of Revenue

Medicare	$7,217	31.2%
Medicaid	8,366	36.2

Subtotal Medicare and Medicaid	15,583	67.4
Managed Care	379	1.6
Private and Other	7,172	31.0

Total	$23,134	100.0%

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Risks and Uncertainties

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. Compliance with such laws and regulations can be subject to future government review and interpretation, including processing claims at lower amounts upon audit as well as significant regulatory action including fines, penalties, and exclusions from the Medicare and Medicaid programs.

Concentration of Credit Risk

The Company has significant accounts receivable balances whose collectibility is dependent on the availability of funds from certain governmental programs, primarily Medicare and Medicaid. These receivables represent the only significant concentration of credit risk for the Company. The Company does not believe there are significant credit risks associated with these governmental programs. The Company believes that an adequate allowance has been recorded for the possibility of these receivables proving uncollectible, and continually monitors and adjusts these allowances as necessary.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and certificates of deposit with a maturity of three months or less, on acquisition date, to be cash equivalents.

The Company places its temporary cash investments with financial institutions. At times such investments may be in excess of the FDIC insurance limit.

Property and Equipment

Property and equipment are stated at cost. Major renovations or improvements are capitalized, whereas ordinary maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15-30 years
Furniture and equipment	3-10 years

Income Taxes

The Company has elected to be taxed under Chapter S of the Internal Revenue Code, with all income and credits flowing through to the individual stockholders. Therefore, no provision for income tax has been made on the combined financial statements.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate this value.

Cash and Cash Equivalents

The carrying amounts approximate fair value because of the short maturity of these instruments.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

The carrying value of the Company’s long-term debt and its revolving credit facility is considered to approximate the fair value of such debt based upon the interest rates that the Company believes it can currently obtain for similar debt.

4.	Debt

Long-term debt consists of the following:

Note payable — Bank of America, interest rate of 5.13%, payable in monthly installments, due June 1, 2006	$6,856
Note payable — Bank of America, interest rate of 6.25%, payable in monthly installments, due September 1, 2007	4,028
Note payable — Security Bank of Kansas City, interest rate of 8.0%, payable in monthly installments, due July, 2007	2,304
Promissory note payable to unrelated party for the financing of the Residential Care Facility Certificate of Need License, due March 2007, monthly payments of $5; non-interest bearing	70
Less fair market value of interest rate option agreements	$(41)

13,217
Less current portion	(7,284)

$5,933

Future maturities:

2006	$7,284
2007	5,933

$13,217

The provisions of the note payable agreements contain certain restrictive covenants pertaining to operating requirements of the Company. The Company was in compliance with all covenants as of December 31, 2005.

The Company paid the notes payable to its banks upon the sale of its facilities to Skilled Healthcare Group, Inc. subsequent to year-end (see Note 11).

Interest Rate Option

On March 15, 2002, the Company entered into an International Swap Dealers Association Master Agreement converting the variable rate on approximately $7,450 of indebtedness to a fixed rate of approximately 5.13%. The term of this agreement expired June 30, 2006.

On August 23, 2002, the Company entered into an additional interest rate agreement converting the variable rate on approximately $4,700 of indebtedness to a fixed rate of approximately 6.25%. The term of this agreement was to expire on September 1, 2007. The agreement was terminated upon repayment of the underlying indebtedness.

The objective of the Company’s interest rate hedging activities has been to limit the impact of interest rate changes on earnings and cash flows and to lower the Company’s overall borrowing costs. At December 31, 2005, the fair market value of the interest rate option agreements was $41. The change in the fair market value of the interest rate agreements in the year ended December 31, 2005 was an increase

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

in fair market value of $335, which was reflected in the combined statement of income as a reduction of interest expense.

5.	Other Current Assets and Other Assets

Other current assets consist of the following:

December 31,
2005

Other current receivables	$56
Inventory	21
Prepaid property insurance	9
Prepaid workers’ compensation insurance	54

$140

Other assets consist of the following:

December 31,
2005

Restricted investments	$363

In January 2004, the Company formed LCH Insurance Trust for the purpose of providing coverage for general and professional liability insurances. The Company and the trust have common ownership. The Company funds its estimated losses into the trust. The use of these funds is restricted, therefore the funds are classified as restricted on the Company’s combined balance sheet.

The balance of the restricted investments consisted of cash deposits, mutual funds and bonds. The future maturities of bonds range from September 2007 to November 2015. As of December 31, 2005, mutual funds and bonds are stated at market value, which approximate cost.

6.	Property and Equipment

Property and equipment is comprised of the following:

December 31,
2005

Land and land improvements	$350
Buildings and improvements	12,354
Furniture and equipment	2,804
Vehicles	122

15,630

Less amortization and accumulated depreciation	(5,283)

$10,347

7.	Stockholders’ Equity

Additional Paid in Capital

The balance in additional paid in capital as of December 31, 2004 was $211. During the year ended December 31, 2005 a stockholder contributed $342. Throughout the year ended December 31, 2005, the

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Company paid distributions to its stockholders. The total distributions paid during 2005 were $1,414 which resulted in additional paid in capital being fully distributed.

8.	Related Parties

Management Agreement

Management fees of $1,648 were incurred during the period ended December 31, 2005 by the Company to a company that is owned by the stockholders of the Company. The management fee is 7% of the net revenue of the Company payable on a monthly basis. At December 31, 2005 the Company had outstanding management fees of $186. This amount was recorded in accounts payable and accrued liabilities in the accompanying combined financial statements.

Loan from Stockholder

At December 31, 2004 the Company had outstanding loans of $348 from a stockholder. There were no formal terms of repayment, interest rate or maturity. During the year ended December 31, 2005, the Company made payments of $30. At December 31, 2005 the remaining balance of these loans was $318.

9.	Line of Credit

The Company has a bank line of credit with maximum borrowings of $300 available through November 2006. Interest is payable monthly on the outstanding balance at the bank base rate plus 1/2% with a floor of 5.50%. The balance outstanding on the bank line of credit at December 31, 2005 was $150 at an interest rate of 8.0% and was recorded in the accompanying combined financial statements.

10.	Contingent Liabilities

Government Regulations — Medicaid

The Missouri Department of Social Services, Division of Medical Services, reserves the right to perform field audit examinations of the Company’s records. Any adjustments resulting from such examinations could retroactively adjust Medicaid revenue.

Government Regulations — Medicare

The Medicare intermediary has the authority to audit the skilled nursing facility’s records any time within a three-year period after the date the skilled nursing facility receives a final notice of program reimbursement for each cost reporting period. Any adjustments resulting from these audits could retroactively adjust Medicare revenue.

Professional Liability Insurance

The Company’s professional liability insurance policy was not renewed as of December 31, 2003. As a result of not securing this coverage, any claims made subsequent to that date were not insured. On January 1, 2004 the Company entered into an agreement with the Trust. The Trust’s trustees are the same as the owners of the Company. The value of the investment as of December 31, 2005 was $363. Due to the common ownership of the trust and the Company, the Company retained all risks related to professional liabilities.

The Company determined the liability related to professional liability risk based upon historical claims experience. At December 31, 2005, the total liability related to professional liability risk was $835 which is classified as a current liability.

SUNSET HEALTHCARE

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Workers’ Compensation Insurance

The Company obtains workers’ compensation insurance through membership in the Health Care Facilities of Missouri Workers’ Compensation Trust Fund (the “Workers’ Compensation Trust”), a trust formed for the benefit of qualified nursing homes in the state of Missouri who wish to pool their resources to qualify as a group self-insurer as permitted under the Workmen’s Compensation Law, Chapter 287 of the Revised Statutes of Missouri, as amended. The Workers’ Compensation Trust and its members jointly and severally agree to assume and discharge, by payment, any lawful awards entered against any member of the Workers’ Compensation Trust. Workers’ compensation expense through participation in the Workers’ Compensation Trust was $364 for the year ended December 31, 2005.

11.	Subsequent Events (unaudited)

On March 1, 2006, the Company sold its two skilled nursing facilities and its one skilled nursing and residential care facility to Skilled Healthcare Group, Inc., a wholly-owned subsidiary of SHG Holding Solutions, Inc. for $31,000 in cash. The transaction consisted solely of the real estate assets, property and equipment and the related certifications and licenses of the three facilities. The Company retained all other assets and liabilities related to its nursing facility entities, real estate entities and insurance trust. Part of the proceeds of the sale were used to repay the Company’s notes payable to its banks.

[LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and The New York Stock Exchange listing fee. The selling stockholders will not pay any of the following costs and expenses.

Amount to be
Paid

SEC registration fee	$18,725
NASD filing fee	18,000
New York Stock Exchange listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering provides that the personal liability of our directors is eliminated to the fullest extent permitted under the Delaware General Corporation Law (the “DGCL”). This provision of our Certificate does not eliminate all fiduciary duties of our directors to us and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available to us.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the company, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated bylaws to be in effect upon the closing of this offering require us to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

In addition, we have entered into separate indemnification agreements with our directors, officers and certain employees which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We maintain liability insurance for our officers and directors.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

The following table sets forth unregistered sales of our securities within the three-year period preceding the date of this registration statement, including: (a) the date of sale; (b) the title of securities sold; (c) the number of securities sold; (d) the name of the purchaser or class of purchasers, (e) the consideration we received for the sale and (f) the section of the Securities Act of 1933, as amended (the “Securities Act”) or the rule of the Securities and Exchange Commission under which exemption from registration for the particular sale was claimed. Each offer and sale was made in reliance on Regulation D promulgated under Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers were “accredited investors,” officers, directors or employees of the registrant or known to the registrant and its management through pre-existing business relationships, friends and employees. All purchasers were provided access to all material information which they requested, and all information necessary to verify such information and was afforded access to management of the registrant in connection with their purchases. All holders of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the registrant. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act, in any further resale or disposition.

			Name or Class of	Aggregate		Exemption
Date	Title of Securities	Number Sold	Purchasers	Consideration		Claimed

3/8/04	Options to Purchase Common Stock	5,475	Employees	$100,192.50	(1)	Rule 701

3/8/04	Restricted Non-Voting Class B Common Stock	65,731	Employees	$3,286.55	(2)	Regulation D

12/27/05	Common Stock	22,286.5475	Certain officers, employees and other investors	$2,228,654.75		Regulation D

12/27/05	Class A Preferred Stock	22,286.5475	Certain officers, employees and other investors	$220,636,820		Regulation D

12/27/05	Restricted Common Stock	2,472.4137	Certain employees	none		Rule 701

12/27/05	11% Senior Subordinated Notes due 2014	$200 million aggregate principal amount	Initial Purchasers (Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc.)		(3)	Regulation D

1/30/06	Common Stock	10	Stephen R. Darling	$1,000		Regulation D

1/30/06	Class A Preferred Stock	10	Stephen R. Darling	$99,900		Regulation D

			Name or Class of	Aggregate	Exemption
Date	Title of Securities	Number Sold	Purchasers	Consideration	Claimed

3/6/06	Restricted Common Stock	69.6455	Susan Whittle	none	Rule 701

4/17/06	Restricted Common Stock	69.6455	Peter Reynolds	none	Rule 701

(1)	The exercise price for each option is $18.30 per share.

(2)	We sold each of these shares of restricted stock for $0.05 per share, without commission or other charge.

(3)	The aggregate offering price for the 11% Senior Subordinated Notes due 2014 was $198,666,000. The aggregate underwriting discounts were $1,334,000.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Number		Description

2	.1**	Agreement and Plan of Merger, dated as of October 22, 2005, among SHG Acquisition Corp., SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.2**	Amendment No. 1 to Agreement and Plan of Merger, dated October 22, 2005, by and between SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.3**	Asset Purchase Agreement, dated as of January 31, 2006, by and among Skilled Healthcare Group, Inc., each of the entities listed on Schedule 2.1 thereto, M. Terence Reardon and M. Sue Reardon, individually and as Trustee of the M. Terence Reardon Trust U.T.A. dated 6/26/03, and M. Sue Reardon and M. Terence Reardon, as Trustees of the M. Sue Reardon Trust U.T.A. dated 6/26/03.
2.4		Agreement and Plan of Merger, dated as of February 7, 2007, by and among SHG Holding Solutions, Inc., and Skilled Healthcare Group, Inc.

3	.1**	Restated Certificate of Incorporation of SHG Holding Solutions, Inc. (in effect prior to the offering)
3	.2**	By-Laws of SHG Holding Solutions, Inc. (in effect prior to the offering)
3	.3*	Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc. (originally incorporated as SHG Holding Solutions, Inc.) (to be effective immediately after the closing of this offering).
3	.4*	Amended and Restated Bylaws of Skilled Healthcare Group, Inc. (formerly known as SHG Holding Solutions, Inc.) (to be effective immediately after the closing of this offering).
4	.1*	Form of specimen certificate for SHG Holding Solutions, Inc.’s Common Stock.
4	.2**	Indenture, dated as of December 27, 2005, by and among SHG Acquisition Corp., Wells Fargo Bank, N.A. and certain subsidiaries of Skilled Healthcare Group, Inc.
4	.3**	Registration Rights Agreement, dated as of December 27, 2005, by and among SHG Acquisition Corp., all the subsidiaries of Skilled Healthcare Group, Inc. listed therein, Credit Suisse First Boston, LLC and J.P. Morgan Securities, Inc.
4	.4**	Investor Stockholders’ Agreement, dated as of December 27, 2005, among SHG Holding Solutions, Inc., Onex Partners LP and the stockholders listed on the signature pages thereto.
4	.5**	Registration Agreement dated as of December 27, 2005, among SHG Holding Solutions, Inc. and the persons listed thereon.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1**	SHG Holding Solutions, Inc. Restricted Stock Plan.
10	.2**	Form of Restricted Stock Agreement.
10	.3*	2007 Incentive Award Plan.
10	.4**	Second Amended and Restated First Lien Credit Agreement, dated as of December 27, 2005, by and among SHG Holding Solutions, Inc., Skilled Healthcare Group, Inc., the financial institutions party thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
10	.5**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Boyd Hendrickson.
10	.6**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Jose Lynch.

Number		Description

10	.7**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and John E. King.
10	.8**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Roland G. Rapp.
10	.9**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Mark Wortley.
10	.10**	Trigger Event Cash Bonus Agreement, dated April 30, 2005, by and between Skilled Healthcare Group, Inc. and John E. King.
10	.11**	Trigger Event Cash Bonus Agreement, dated April 30, 2005, by and between Skilled Healthcare Group, Inc. and Mark Wortley.
10	.12*	Form of Indemnification Agreement with SHG Holding Solutions, Inc.’s directors and executive officers.
10	.13**	Lease, dated as of August 26, 2002, by and between CT Foothill 10/241, LLC, and Fountain View, Inc., and amendments thereto.
23	.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm, Skilled Healthcare Group, Inc.
23.3		Consent of Independent Registered Public Accounting Firm, Sunset Healthcare
24	.1**	Powers of Attorney.
24.2		Power of Attorney for Glenn S. Schafer.

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Deducted from the assets to which they apply)
(Dollars in Thousands)

SCHEDULE II — VALUATION ACCOUNTS

SKILLED HEALTHCARE GROUP, INC.
December 31, 2005

	Balance at	Charged to
	Beginning of	Costs and		Balance at End
	Period	Expenses	Deductions(1)	of Period
	(Dollars in thousands)

Accounts receivable
Nine Months Ended September 30, 2006 (Unaudited)	$5,678	$3,524	$(1,889)	$7,313
Year Ended December 31, 2005	$4,750	$3,968	$(3,040)	$5,678
Year Ended December 31, 2004	$10,033	$2,259	$(7,542)	$4,750
Year Ended December 31, 2003	$17,315	$3,559	$(10,841)	$10,033
Notes receivable
Nine Months Ended September 30, 2006 (Unaudited)	$631	$—	$—	$631
Year Ended December 31, 2005	$1,288	$(500)	$(157)	$631
Year Ended December 31, 2004	$1,847	$—	$(559)	$1,288
Year Ended December 31, 2003	$2,035	$(188)	$—	$1,847

(1)	Uncollectible accounts written off, net of recoveries

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Foothill Ranch, State of California, on this 9th day of February, 2007.

SKILLED HEALTHCARE GROUP, INC.

By:	/s/ Boyd Hendrickson
Name: Boyd Hendrickson

Title:	Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 1 to registration statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ Boyd Hendrickson Boyd Hendrickson	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	February 9, 2007

* Jose Lynch	President and Chief Operating Officer and Director	February 9, 2007

/s/ John King John King	Treasurer and Chief Financial Officer (Principal Financial Officer)	February 9, 2007

* Peter A. Reynolds	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	February 9, 2007

* Robert M. Le Blanc	Lead Director	February 9, 2007

* Michael E. Boxer	Director	February 9, 2007

* John M. Miller, V	Director	February 9, 2007

/s/ Glenn S. Schafer Glenn S. Schafer	Director	February 9, 2007

* William Scott	Director	February 9, 2007

* By power of attorney.

EXHIBIT INDEX

Number		Description

2	.1**	Agreement and Plan of Merger, dated as of October 22, 2005, among SHG Acquisition Corp., SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.2**	Amendment No. 1 to Agreement and Plan of Merger, dated October 22, 2005, by and between SHG Holding Solutions, Inc. and Skilled Healthcare Group, Inc.
2	.3**	Asset Purchase Agreement, dated as of January 31, 2006, by and among Skilled Healthcare Group, Inc., each of the entities listed on Schedule 2.1 thereto, M. Terence Reardon and M. Sue Reardon, individually and as Trustee of the M. Terence Reardon Trust U.T.A. dated 6/26/03, and M. Sue Reardon and M. Terence Reardon, as Trustees of the M. Sue Reardon Trust U.T.A. dated 6/26/03.
2.4		Agreement and Plan of Merger, dated as of February 7, 2007, by and among SHG Holding Solutions, Inc., and Skilled Healthcare Group, Inc.
3	.1**	Restated Certificate of Incorporation of SHG Holding Solutions, Inc. (in effect prior to the offering)
3	.2**	By-Laws of SHG Holding Solutions, Inc. (in effect prior to the offering)
3	.3*	Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc. (originally incorporated as SHG Holding Solutions, Inc.) (to be effective immediately after the closing of this offering).
3	.4*	Amended and Restated Bylaws of Skilled Healthcare Group, Inc. (formerly known as SHG Holding Solutions, Inc.) (to be effective immediately after the closing of this offering).
4	.1*	Form of specimen certificate for SHG Holding Solutions, Inc.’s Common Stock.
4	.2**	Indenture, dated as of December 27, 2005, by and among SHG Acquisition Corp., Wells Fargo Bank, N.A. and certain subsidiaries of Skilled Healthcare Group, Inc.
4	.3**	Registration Rights Agreement, dated as of December 27, 2005, by and among SHG Acquisition Corp., all the subsidiaries of Skilled Healthcare Group, Inc. listed therein, Credit Suisse First Boston, LLC and J.P. Morgan Securities, Inc.
4	.4**	Investor Stockholders’ Agreement, dated as of December 27, 2005, among SHG Holding Solutions Inc., Onex Partners LP and the stockholders listed on the signature pages thereto.
4	.5**	Registration Agreement dated as of December 27, 2005, among SHG Holding Solutions, Inc. and the persons listed thereon.
5	.1*	Opinion of Latham & Watkins LLP.
10	.1**	SHG Holding Solutions, Inc. Restricted Stock Plan.
10	.2**	Form of Restricted Stock Agreement.
10	.3*	2007 Incentive Award Plan.
10	.4**	Second Amended and Restated First Lien Credit Agreement, dated as of December 27, 2005, by and among SHG Holding Solutions, Inc., Skilled Healthcare Group, Inc., the financial institutions party thereto, and Credit Suisse, Cayman Islands, as administrative agent and collateral agent.
10	.5**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Boyd Hendrickson.
10	.6**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Jose Lynch.
10	.7**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and John E. King.
10	.8**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Roland G. Rapp.
10	.9**	Employment Agreement, dated December 27, 2005, by and between Skilled Healthcare Group, Inc. and Mark Wortley.
10	.10**	Trigger Event Cash Bonus Agreement, dated April 30, 2005, by and between Skilled Healthcare Group, Inc. and John E. King.
10	.11**	Trigger Event Cash Bonus Agreement, dated April 30, 2005, by and between Skilled Healthcare Group, Inc. and Mark Wortley.
10	.12*	Form of Indemnification Agreement with SHG Holding Solutions, Inc.’s directors and executive officers.
10	.13**	Lease, dated as of August 26, 2002, by and between CT Foothill 10/241, LLC, and Fountain View, Inc., and amendments thereto.

Number		Description

23	.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm, Skilled Healthcare Group, Inc.
23.3		Consent of Independent Registered Public Accounting Firm, Sunset Healthcare
24	.1**	Powers of Attorney.
24.2		Power of Attorney for Glenn S. Schafer

*	To be filed by amendment.

**	Previously filed.